Confidential Draft No. 2 submitted to the Securities and Exchange Commission on June 19, 2017. This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Sienna Biopharmaceuticals, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	2834	27-3364627
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

30699 Russell Ranch Road, Suite 140

Westlake Village, California 91362

(818) 629-2256

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Frederick C. Beddingfield III, M.D., Ph.D.

President and Chief Executive Officer

Sienna Biopharmaceuticals, Inc.

30699 Russell Ranch Road, Suite 140

Westlake Village, California 91362

(818) 629-2256

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Alan C. Mendelson, Esq. Brian J. Cuneo, Esq. Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 Telephone: (650) 328-4600 Facsimile: (650) 463-2600

Timothy K. Andrews, Esq.

General Counsel and Secretary

Sienna Biopharmaceuticals, Inc.

30699 Russell Ranch Road, Suite 140

Westlake Village, California 91362

Telephone: (818) 629-2256

Facsimile: (818) 706-1214

Alan F. Denenberg, Esq. Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, California 94025 Telephone: (650) 752-2004 Facsimile: (650) 752-3604

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price (1)	Amount of registration fee
Common Stock, $0.0001 par value per share	$	$

(1)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended. Includes shares that the underwriters have the option to purchase.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated                 , 2017

Preliminary Prospectus

            Shares

Common Stock

This is Sienna Biopharmaceuticals, Inc.’s initial public offering. We are selling              shares of our common stock.

We expect that the initial public offering price will be between $        and $        per share. Currently, no public market exists for our common stock. We have applied to have our common stock listed on The NASDAQ Global Market under the symbol “SNNA.”

We are an “emerging growth company” under applicable Securities and Exchange Commission rules and will be subject to reduced public company reporting requirements.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions (1)	$	$
Proceeds, before expenses, to us	$	$

(1)	We refer you to “Underwriting” beginning on page 194 for additional disclosure regarding total underwriting compensation.

We have granted the underwriters an option for a period of 30 days to purchase up to an additional              shares from us, at the initial public offering price, less the underwriting discount.

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 11 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to investors on                     , 2017.

J.P. Morgan	Cowen	BMO Capital Markets

Prospectus dated                     , 2017

Neither we nor the underwriters have authorized anyone to provide you with information that is different from that contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the front of this prospectus, or other earlier date stated in this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction. Through and including                     , 2017 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription

Sienna Biopharmaceuticals™, Sienna™, Topical by Design™, Topical Photoparticle Therapy™ and our logo are some of our trademarks used in this prospectus. This prospectus also includes trademarks, tradenames and service marks that are the property of other organizations. Solely for convenience, our trademarks and tradenames referred to in this prospectus may appear without the ® and ™ symbol, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the right of the applicable licensor to these trademarks and tradenames.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before deciding to invest in our common stock, you should read this entire prospectus carefully, including the sections of this prospectus entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes contained elsewhere in this prospectus. Unless the context otherwise requires or as otherwise noted, references in this prospectus to the “company,” “Sienna Biopharmaceuticals,” “Sienna,” “we,” “us” and “our” refer to Sienna Biopharmaceuticals, Inc. and its subsidiaries taken as a whole, and references to “Creabilis,” “Creabilis plc” or “Creabilis Holdings Limited” refer to our wholly-owned subsidiary and its subsidiary entities taken as a whole.

Overview

We are a clinical-stage biopharmaceutical company focused on bringing innovations in biotechnology to the discovery, development and commercialization of first-in-class, targeted, topical products in medical dermatology and aesthetics. Our objective is to develop our multi-asset pipeline of topical therapies that enhance the health, appearance and quality of life of dermatology patients. We are advancing multiple product candidates derived from our Topical by Design™ platform, all of which are designed to be suitable for chronic administration in patients with inflammatory skin diseases and other dermatologic and aesthetic conditions. Our lead candidate from this platform, SNA-120, is a first-in-class inhibitor of TrkA in Phase 2b clinical development for the treatment of pruritus, or itch, associated with psoriasis, as well as for psoriasis itself. Our second Topical by Design product candidate, SNA-125, is a dual JAK3/TrkA inhibitor being developed for the treatment of atopic dermatitis, psoriasis and pruritus. Additionally, we have advanced SNA-001, a silver particle treatment derived from our Topical Photoparticle Therapy™ platform, into pivotal clinical trials for both acne vulgaris and the reduction of unwanted light-pigmented hair. Our current product candidates derived from our two technology platforms are summarized in the chart below. We currently retain global commercial rights to all of our product candidates.

a.	Regulated as a drug pursuant to a new drug application (NDA) regulatory pathway.
b.	Regulated as a Class II medical device under 510(k) marketing clearance pathway.

There is a significant opportunity to address the historical lack of innovation in topical products for dermatology patients. Recent advances in biotechnology have enabled the development of novel, biologic drugs which act on specific molecular targets and pathways, and have been utilized to address inflammatory disorders. However, despite having shown impressive efficacy, use of these drugs has been limited to patients with more severe forms of disease due to the potentially significant side effects associated with systemic administration and their relatively high cost. Accordingly, the 80-90% of dermatology patients who present with mild-to-moderate disease severity or more localized disease have not benefitted from these advances. Today, such patients typically resort to non-specific, topical therapies such as corticosteroids and emollients, which are either marginally effective or unsuitable for chronic administration due to their side effects. We are focused on filling this innovation gap in dermatology by developing targeted, topical products suitable for chronic administration to serve the vast majority of patients suffering from these inflammatory skin diseases and other dermatologic and aesthetic conditions.

In comparison to many other segments of the biopharmaceutical industry, we believe that product development and commercialization in dermatology and aesthetics can be relatively efficient in terms of time and cost. In many cases, clinical studies to evaluate efficacy and safety are conducted using well established endpoints and regulatory pathways that allow for comparatively modest sample sizes and shorter durations of therapy. Additionally, the prescribing base of dermatologists in the United States is relatively concentrated compared to other medical specialties. We believe a targeted, specialty sales and marketing organization focused on dermatologists and aesthetic physicians will allow us to directly address these physicians and capture market share for our product candidates in North America. To realize the full commercial potential of our product candidates in other geographic markets and sales channels, we will evaluate alternate strategies, such as licensing and co-commercialization agreements with third parties. We believe that these industry dynamics provide an attractive backdrop to establish ourselves as a leader in dermatology and aesthetic product development and commercialization.

We have assembled a management team with extensive experience in product development and commercialization at several leading dermatology, aesthetics and biotechnology companies, including Kythera, Allergan, Medicis, Amgen and Novartis. In these roles, members of our senior management team were integrally involved in securing regulatory approval from the U.S. Food and Drug Administration, or FDA, for 17 new dermatology and aesthetic products, and establishing several leading global brands, including Botox, Juvederm, Kybella, Latisse, Dysport, Restylane, Solodyn, Cosentyx and Ilaris. We believe this collective experience and achievement provides us with significant and differentiated insight into scientific, regulatory and commercial aspects of drug development that can influence their overall success, as well as a broad network of relationships with leaders within the industry and medical community. We are further supported by a group of leading institutional investors, including ARCH Venture Partners, Venvest Capital, Partner Fund Management, Altitude Life Science Ventures, funds affiliated with Fidelity Management & Research Company, Asymmetry Capital Management, Omega Fund Management and investment funds advised by Clough Capital.

Our technology platforms and product candidates

Topical by Design™

Through our proprietary Topical by Design platform we develop targeted, topical treatments for inflammatory skin diseases and other conditions based on small molecules with well understood mechanisms of action. Using this technology, we site-selectively direct the conjugation of small polyethylene glycol, or PEG, polymers to selected pharmacologically active compounds. This modification alters the pharmacological activity of the active compound to refine its target selectivity while also changing its physicochemical profile. The resulting new chemical entities, or NCEs, are designed to penetrate the skin for highly localized delivery of the drug against the selected targets or pathway, while minimizing systemic exposure. By utilizing this targeted, topical approach, we create topical therapies that are specifically designed to be suitable for chronic administration. Further, these drug candidates, if successfully developed and approved, may be eligible for regulatory exclusivity as NCEs. Our lead product candidates from our Topical by Design platform are SNA-120 and SNA-125.

SNA-120 (pegcantratinib) is a first-in-class topical tropomyosin receptor kinase A, or TrkA, inhibitor for the treatment of pruritus associated with psoriasis, and which may also be effective for the treatment of psoriasis itself. It is designed to selectively inhibit TrkA, the high affinity receptor for nerve growth factor, or NGF, a known mediator of pruritus, or itch, and neurogenic inflammation associated with psoriasis. TrkA and NGF are recognized targets in psoriasis and are overexpressed in plaques. We believe that SNA-120 has the potential to treat pruritus associated with mild-to-moderate psoriasis, as well as improve the underlying psoriasis, with a more attractive safety profile than existing therapies.

SNA-120 has demonstrated statistically significant and clinically meaningful reductions in the pruritus associated with psoriasis, as well as favorable tolerability in psoriasis patients in a Phase 2b clinical trial. Statistically significant means that there is a low statistical probability, typically less than 5%, that the observed results occurred by chance alone, and clinically meaningful refers to an actual health benefit to the patient. In a Phase 2b trial, across the three dosing groups, SNA-120 treated subjects with at least moderate baseline pruritus experienced a 43-59% reduction in itch severity from baseline to week 8 versus a 21% reduction in the control group, and 62-69% of the subjects had mild or no pruritus by the end of therapy as measured by the pruritus visual analog scale, or VAS, versus 41% in the control group. The administered pruritus VAS is a measurement tool in which the subject depicts his/her itch severity on a scale from 0 (no itch) to 100 (worst possible itch). Additionally, we observed improvements in the underlying psoriasis as measured by the modified Psoriasis Area and Severity Index, or mPASI, with SNA-120 treated subjects experiencing a 40% reduction in baseline disease severity, as compared to a 17% reduction for control treated subjects. The mPASI is a weighted sum of psoriasis symptom scores ranging from 0 (no disease) to 72 (maximal disease). We plan to initiate additional clinical trials for SNA-120, including a Phase 2b clinical trial by the end of 2017 in order to expand our understanding of SNA-120 in pruritus and psoriasis and provide additional endpoint evaluation and validation, with data expected in the first half of 2019. We anticipate commencing Phase 3 trials in the second half of 2019.

Our second lead product candidate derived from our Topical by Design platform is SNA-125, a dual kinase inhibitor (JAK3/TrkA) in development for the treatment of atopic dermatitis, psoriasis, and pruritus. SNA-125 represents a novel approach to the treatment of inflammatory skin diseases and associated pruritus through a validated pathway, Janus kinase 3, or JAK3, that is well understood in this disease setting. JAK3 is required for immune cell development, and published literature supports that inhibition of JAK3 blocks the signaling of key cytokines and results in a reduction in the severity of autoimmune and inflammatory diseases in which those cytokines play a pivotal role. In our nonclinical development, we have observed anti-inflammatory effects of SNA-125 consistent with inhibition of JAK3, including the reduction of immune cell infiltration in a rabbit scar model. The combination of targeting two specific targets, JAK3 and TrkA, may provide improvements in the treatment of inflammatory skin disorders and their associated symptoms such as pruritus. We are completing nonclinical studies, and anticipate initiating clinical trials in atopic dermatitis and psoriasis in the first half of 2018.

Topical Photoparticle Therapy™

Our second technology platform, Topical Photoparticle Therapy, uses precisely engineered silver particles to absorb laser light and convert the light energy into heat to facilitate local tissue injury. This process of targeting thermal injury to specific dermal tissues using laser light and an efficient light-absorbing material is called selective photothermolysis. In our current development programs with SNA-001, we are utilizing selective photothermolysis to both treat acne vulgaris and reduce unwanted light-pigmented hair. In the case of acne, SNA-001 targets one of the key structures implicated in the pathogenesis, or origin, of acne, the sebaceous gland.

In the case of unwanted light or mixed pigmented hair, which cannot be removed with lasers alone, SNA-001 targets the hair follicle. We have designed patented photoparticles tuned to the three most used wavelengths of the most common dermatologic lasers to facilitate compatibility with the existing installed base.

SNA-001, our lead product candidate from this platform, is a ready-to-use topical suspension of ultra-efficient, near-infrared light absorbing silver particles. In a clinical feasibility study of SNA-001 for the treatment of acne, there was a statistically significant reduction in mean total and inflammatory lesion counts in areas treated with SNA-001 and in areas treated with laser light alone at 12 weeks after last treatment. In a subgroup of subjects that received at least one treatment with high-power laser settings, the reductions in both total and inflammatory lesion counts from baseline to 12 weeks were statistically significant for SNA-001, but not for control treatment of laser light alone. In a clinical feasibility study of SNA-001 for the reduction of light-pigmented hair, there was a statistically significant reduction in hair counts from baseline to 12 weeks after last treatment in the SNA-001 treatment area, but not in the control area using laser alone. Statistically significant means that there is a low statistical probability that the reduction in light-pigmented hair in the SNA-001 treatment area occurred by chance alone. We are currently conducting pivotal trials for SNA-001 for both the treatment of acne and the reduction of light-pigmented hair, one for each of the three most common laser wavelengths in both indications, and we anticipate reporting initial topline data from these trials in the second half of 2018. Assuming data from these trials are positive, we expect to file the first 510(k) applications in the second half of 2019 for both indications.

Our strategy

Our strategy is to develop and commercialize innovative and differentiated medical dermatology and aesthetic treatment solutions that we believe can be successful in the marketplace. The key components of our strategy are to:

•	Leverage our proprietary technology platforms to design and develop targeted, topical therapies;

•	Rapidly advance our existing product candidates through clinical development;

•	Continue building a diversified multi-asset pipeline of novel topical therapies;

•	Maximize the global commercial potential of our product candidates; and

•	Leverage the extensive experience of our management team in developing and commercializing multiple leading global dermatology brands.

Risks associated with our business

Our ability to implement our business strategy is subject to numerous risks that you should be aware of before making an investment decision. These risks are described more fully in the section entitled “Risk Factors” immediately following this prospectus summary. These risks include the following, among others:

•	We are a clinical-stage biopharmaceutical company with a limited operating history and no products approved for commercial sale, and we have incurred significant losses since our inception. We anticipate that we will continue to incur losses for the foreseeable future, which, together with our limited operating history, makes it difficult to assess our future viability.

•	We will require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our product development, other operations or commercialization efforts.

•	Clinical development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results.

•	We may be unable to obtain regulatory approval or clearance for our product candidates under applicable regulatory requirements. The denial or delay of any such approval or clearance would delay commercialization of our product candidates and adversely impact our potential to generate revenue, our business and our results of operations.

•	Our product candidates, if approved, will face significant competition and our failure to effectively compete may prevent us from achieving significant market penetration. Most of our competitors have significantly greater resources than we do and we may not be able to successfully compete.

•	We rely on third parties in the conduct of all of our nonclinical and clinical trials. If these third parties do not successfully carry out their contractual duties, fail to comply with applicable regulatory requirements or meet expected deadlines, we may be unable to obtain regulatory approval for our product candidates.

•	We currently rely on single source third-party suppliers to manufacture nonclinical and clinical supplies of our product candidates and we intend to rely on third parties to produce commercial supplies of any approved or cleared product candidate. The loss of these suppliers, or their failure to comply with applicable regulatory requirements or to provide us with sufficient quantities at acceptable quality levels or prices, or at all, would materially and adversely affect our business.

•	If we are unable to obtain, maintain and enforce intellectual property protection directed to our Topical by Design and/or Topical Photoparticle Therapy technology and any future technologies that we develop, others may be able to make, use, or sell products substantially the same as ours, which could adversely affect our ability to compete in the market.

Corporate information

We were founded on July 27, 2010 as a Delaware corporation under the name Sienna Labs Inc. In February 2016, we changed our name to Sienna Biopharmaceuticals, Inc. On December 6, 2016, we acquired our Topical by Design platform and related product candidates through our acquisition of Creabilis plc, a company incorporated in England and Wales, which we subsequently converted to Creabilis Holding Limited. Our principal executive offices are located at 30699 Russell Ranch Road, Suite 140, Westlake Village, California 91362, and our telephone number is (818) 629-2256. Our website address is www.SiennaBio.com. The information on, or that can be accessed through, our website is not part of this prospectus. We have included our website address as an inactive textual reference only.

Implications of being an emerging growth company

We are an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We will remain an emerging growth company until the earlier of (1) the last day of the year following the fifth anniversary of the consummation of this offering, (2) the last day of the year in which we have total annual gross revenue of at least $1.07 billion, (3) the last day of the year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, which would occur if the market value of our common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year or (4) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company:

•	We will present only two years of audited consolidated financial statements, plus unaudited condensed consolidated financial statements for any interim period, and related management’s discussion and analysis of financial condition and results of operations;

•	We will avail ourselves of the exemption from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•	We will provide less extensive disclosure about our executive compensation arrangements; and

•	We will not require stockholder non-binding advisory votes on executive compensation or golden parachute arrangements.

However, we are choosing to “opt out” of the extended transition periods available under the JOBS Act for complying with new or revised accounting standards. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition periods for complying with new or revised accounting standards is irrevocable.

THE OFFERING

Issuer	Sienna Biopharmaceuticals, Inc.

Common stock offered by us	shares.

Common stock to be outstanding after the offering	shares.

Underwriters’ option to purchase additional shares	shares.

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $ million, or approximately $ million if the underwriters exercise their option to purchase additional shares in full, at an assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We currently expect to use the net proceeds from this offering to fund the clinical development of SNA-120 through top-line results in our Phase 2b trial, preclinical and clinical studies for SNA-125 through receipt of proof of concept data in each of atopic dermatitis and psoriasis, our ongoing pivotal clinical trials for SNA-001 through receipt of top-line results, internal research and development expenses and for working capital and general corporate purposes. See “Use of Proceeds” on page 63 for a more complete description of the intended use of proceeds from this offering.

Risk factors	See “Risk Factors” beginning on page 11 and other information included in this prospectus for a discussion of factors that you should consider carefully before deciding to invest in our common stock.

Proposed NASDAQ Global Market symbol	“SNNA”

The number of shares of common stock to be outstanding after this offering is based on 91,112,362 shares of common stock outstanding as of May 31, 2017 and includes an aggregate of 75,411,442 shares of common stock issuable upon conversion of our outstanding preferred stock and 4,252,371 shares of unvested restricted common stock at May 31, 2017, and excludes the following:

•	3,631,332 shares of common stock issuable upon the exercise of outstanding stock options as of May 31, 2017 having a weighted-average exercise price of $0.48 per share;

•	3,057,615 shares of common stock reserved for issuance pursuant to future awards under our 2010 Equity Incentive Plan, as amended, as of May 31, 2017, which will become available for issuance under our 2017 Incentive Award Plan after consummation of this offering;

•	shares of common stock reserved for issuance pursuant to future awards under our 2017 Incentive Award Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan, which will become effective on the day prior to the first public trading date of our common stock; and

•	shares of common stock reserved for issuance under our 2017 Employee Stock Purchase Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan, which will become effective on the day prior to the effectiveness of the registration statement to which this prospectus relates.

In addition, unless we specifically state otherwise, all information in this prospectus assumes:

•	a -for- reverse stock split of our capital stock to be effected prior to the effectiveness of the registration statement of which this prospectus is a part;

•	the automatic conversion of all shares of our outstanding preferred stock at May 31, 2017 into an aggregate of 75,411,442 shares of common stock immediately prior to the consummation of this offering;

•	the filing and effectiveness of our amended and restated certificate of incorporation in Delaware and the adoption of our amended and restated bylaws, each of which will occur immediately prior to the consummation of this offering;

•	no exercise of outstanding stock options subsequent to May 31, 2017; and

•	no exercise of the underwriters’ option to purchase additional shares of common stock.

Unless otherwise specified and unless the context otherwise requires, we refer to our Series A-1, Series A-2, Series A-3 and Series B Preferred Stock collectively as “convertible preferred stock” or “preferred stock” in this prospectus, as well as for financial reporting purposes and in the financial tables included in this prospectus, as more fully explained in Note 12 to our audited consolidated financial statements included in this prospectus.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables present our summary consolidated financial data. You should read this data together with our consolidated financial statements and related notes appearing elsewhere in this prospectus and the information under the captions “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

We derived the following consolidated statement of operations data for the years ended December 31, 2015 and 2016 from our audited consolidated financial statements appearing elsewhere in this prospectus. The statement of operations data for the three months ended March 31, 2016 and 2017 and the balance sheet data as of March 31, 2017 are derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly our financial position as of March 31, 2017 and the results of operations for the three months ended March 31, 2016 and 2017. Our historical results are not necessarily indicative of our future results and results for the three months ended March 31, 2017 are not necessarily indicative of results to be expected for the full year.

			(unaudited)
	Year Ended December 31,		Three Months Ended March 31,
	2015	2016	2016	2017
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Operating expenses:
Research and development	$2,407	$10,993	$1,935	$4,917
General and administrative	8,703	9,696	1,994	4,076

Total operating expenses	11,110	20,689	3,929	8,993

Loss from operations	(11,110)	(20,689)	(3,929)	(8,993)
Other income	363	95	92	5
Interest and other expense	(547)	(568)	—	(1,165)

Net loss before taxes	(11,294)	(21,162)	(3,837)	(10,153)
Income tax benefit	—	—	—	46

Net loss	$(11,294)	$(21,162)	$(3,837)	$(10,107)

Per share information:
Net loss, basic and diluted	$(1.13)	$(2.13)	$(0.39)	$(0.90)

Basic and diluted weighted average shares outstanding	10,030,000	9,944,000	9,887,000	11,195,000

Pro forma net loss, basic and diluted (unaudited)(1)		$(0.32)		$(0.15)

Basic and diluted pro forma weighted average shares outstanding (unaudited) (1)		65,607,000		66,858,000

(1)	The pro forma net loss per share of common stock, basic and diluted, for the year ended December 31, 2016 and the three months ended March 31, 2017 reflects the conversion of all outstanding shares of our preferred stock into shares of common stock immediately prior to the consummation of this offering. The pro forma net loss per share of common stock, basic and diluted, does not give effect to the issuance of shares from the proposed initial public offering nor do they give effect to potential dilutive securities where the impact would be anti-dilutive.

The table below presents our consolidated balance sheet data as of March 31, 2017:

•	on an actual basis;

•	on a pro forma basis to give effect to: (i) our issuance and sale, during April 2017, of 17,524,469 shares of our Series B Preferred Stock for cash consideration of $36,531,508; (ii) the conversion of an aggregate of $3,940,364 in outstanding principal plus accrued but unpaid interest on convertible notes outstanding as of March 31, 2017 into 2,223,807 shares of our Series B Preferred Stock, which occurred during April 2017 in connection with our Series B Preferred Stock financing; (iii) the automatic conversion of all shares of our convertible preferred stock outstanding at March 31, 2017, together with the shares of Series B Preferred Stock we issued during April 2017, including shares issued in connection with the related conversion of our convertible notes, into an aggregate of 75,411,442 shares of our common stock, which will be effective immediately prior to the consummation of this offering; and (iv) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the consummation of this offering; and

•	on a pro forma as adjusted basis to give further effect to the sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, the midpoint of the range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	(unaudited) As of March 31, 2017
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands)
Consolidated Balance Sheet Data:
Cash	$6,843	$43,375	$
Working capital	(5,695)	34,371
Total assets	61,456	97,988
Notes payable, net of discount	3,290	—
Convertible preferred stock	59,517	—
Accumulated deficit	45,459	46,076
Total stockholders’ equity	13,557	54,240

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share (the midpoint of the range set forth on the cover of this prospectus), would increase (decrease) the amount of cash, working capital, total assets and total stockholders’ equity by $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and commissions and estimated offering expenses payable by us. We may also increase (decrease) the number of shares we are offering. An increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) the amount of cash, working capital, total assets and stockholders’ equity by approximately $ million, assuming the assumed initial public offering price per share, as set forth on the cover page of this prospectus, remains the same. The pro forma as adjusted information is illustrative only and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in our common stock. The occurrence of any of the events or developments described below could have a material adverse effect on our business, results of operations, financial condition, prospects and stock price. In such an event, the market price of our common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

Risks Related to Our Limited Operating History, Financial Condition and Capital Requirements

We are a clinical-stage biopharmaceutical company with a limited operating history and no products approved for commercial sale, and we have incurred significant losses since our inception. We anticipate that we will continue to incur losses for the foreseeable future, which, together with our limited operating history, makes it difficult to assess our future viability.

We are a clinical-stage biopharmaceutical company with a limited operating history. Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. We have no products approved or cleared for commercial sale and have not generated any revenue from product sales and have incurred losses in each year since our inception in July 2010. We have only a limited operating history upon which you can evaluate our business and prospects. In addition, we have limited experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the biopharmaceutical industry. We continue to incur significant research and development and other expenses related to our ongoing operations. Our net loss for the years ended December 31, 2015 and 2016 was approximately $11.3 million and $21.2 million, respectively, and for the three months ended March 31, 2016 and 2017 was approximately $3.8 million and $10.1 million, respectively. As of March 31, 2017, we had an accumulated deficit of $45.5 million. We expect to continue to incur losses for the foreseeable future, and we anticipate these losses will increase as we continue to develop our product candidates, conduct clinical trials and pursue research and development activities. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Our prior losses, combined with expected future losses, have had and will continue to have an adverse effect on our stockholders’ equity and working capital.

We will require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our product development, other operations or commercialization efforts.

Since our inception, we have invested a significant portion of our efforts and financial resources in research and development activities and the acquisition of Creabilis plc. Nonclinical studies and clinical trials for our product candidates will require substantial funds to complete. As of March 31, 2017, we had capital resources consisting of cash of $6.8 million. We believe that we will continue to expend substantial resources for the foreseeable future in connection with the nonclinical and clinical development of our lead product candidates, SNA-120 and SNA-125, as well as our ongoing pivotal clinical trials for SNA-001, and the development of any other product candidates we may choose to pursue. These expenditures will include costs associated with conducting nonclinical studies and clinical trials, obtaining regulatory approvals, and manufacturing and supply, as well as marketing and selling any products approved for sale. In addition, other unanticipated costs may arise. Because the outcome of any nonclinical study or clinical trial is highly uncertain, we cannot reasonably estimate the actual amounts necessary to successfully complete the development and commercialization of our lead product candidates and any future product candidates. In addition, we are obligated to make certain milestone payments to former Creabilis shareholders upon the achievement of predetermined milestones, as well as success payments to certain of our existing stockholders if the market price of our common stock meets or exceeds certain specified share price thresholds. These payments, to the extent triggered and payable in cash, will also have an effect on our liquidity and capital needs. To the extent these success payment obligations are satisfied in shares of our common stock, holders of our common stock would be diluted.

We believe that the net proceeds from this offering, together with our existing cash, will allow us to fund our operating plan for at least the next twelve months. However, our operating plans may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings or other sources, such as strategic collaborations. Such financing may result in dilution to stockholders, imposition of burdensome debt covenants and repayment obligations, or other restrictions that may affect our business. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

Our future capital requirements depend on many factors, including:

•	the scope, progress, results and costs of researching and developing our lead product candidates or any future product candidates, and conducting nonclinical studies and clinical trials, in particular our additional Phase 2b and planned Phase 3 pivotal clinical trials of SNA-120, our nonclinical studies of SNA-125 and our ongoing pivotal clinical trials for SNA-001;

•	the timing of, and the costs involved in, obtaining regulatory approvals or clearances for our lead product candidates or any future product candidates;

•	the number and characteristics of any additional product candidates we develop or acquire;

•	the timing of any cash milestone payments to the former Creabilis shareholders if we successfully achieve certain predetermined milestones;

•	the timing and amount of any success payments we elect to pay in cash to certain of our existing stockholders if the market price of our common stock meets or exceeds certain specified share price thresholds;

•	the cost of manufacturing our lead product candidates or any future product candidates and any products we successfully commercialize, including costs associated with building out our supply chain;

•	the cost of commercialization activities if our lead product candidates or any future product candidates are approved or cleared for sale, including marketing, sales and distribution costs;

•	the cost of building a sales force in anticipation of product commercialization;

•	our ability to establish and maintain strategic collaborations, licensing or other arrangements and the financial terms of any such agreements that we may enter into;

•	any product liability or other lawsuits related to our products;

•	the expenses needed to attract and retain skilled personnel;

•	the costs associated with being a public company;

•	the costs associated with maintaining subsidiaries, including Creabilis, in foreign jurisdictions;

•	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, including ongoing litigation costs related to SNA-001 and the outcome of this and any other future patent litigation we may be involved in; and

•	the timing, receipt and amount of sales of any future approved or cleared products, if any.

Additional funds may not be available when we need them, on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to:

•	delay, limit, reduce or terminate nonclinical studies, clinical trials or other development activities for our lead product candidates or any future product candidate;

•	delay, limit, reduce or terminate our research and development activities; or

•	delay, limit, reduce or terminate our efforts to establish sales and marketing capabilities or other activities that may be necessary to commercialize our lead product candidates or any future product candidate, or reduce our flexibility in developing or maintaining our sales and marketing strategy.

Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations.

Our quarterly and annual operating results may fluctuate significantly, which makes it difficult for us to predict our future operating results. These fluctuations may occur due to a variety of factors, many of which are outside of our control and may be difficult to predict, including:

•	the timing and cost of, and level of investment in, research, development and commercialization activities relating to our product candidates, which may change from time to time;

•	the timing of receipt of approvals or clearances for our product candidates from regulatory authorities in the United States and internationally;

•	the timing and status of enrollment for our clinical trials;

•	the timing of any cash milestone payments to the former Creabilis shareholders if we successfully achieve certain predetermined milestones;

•	the timing and amount of any success payments we elect to pay in cash to certain of our existing stockholders if the market price of our common stock meets or exceeds certain specified share price thresholds, as well as fluctuations in our non-cash expenses related to the periodic revaluations of the fair value of the success payments;

•	coverage and reimbursement policies with respect to our product candidates, if approved or cleared, and potential future drugs or devices that compete with our product candidates;

•	the cost of manufacturing our product candidates, as well as building out our supply chain, which may vary depending on the quantity of production and the terms of our agreements with manufacturers;

•	expenditures that we may incur to acquire, develop or commercialize additional product candidates and technologies;

•	the level of demand for our products, if approved or cleared, which may vary significantly over time;

•	future accounting pronouncements or changes in our accounting policies; and

•	the timing and success or failure of nonclinical studies and clinical trials for our product candidates or competing product candidates, or any other change in the competitive landscape of our industry, including consolidation among our competitors or partners.

The cumulative effects of these factors could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Investors should not rely on our past results as an indication of our future performance.

This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated revenue or earnings guidance we may provide.

Our success payment obligations to certain of our existing stockholders may result in dilution to our other stockholders, may be a drain on our cash resources, or may cause us to incur debt obligations to satisfy the payment obligations.

In October 2015, we entered into a Success Payment Agreement with certain of our existing stockholders, pursuant to which we agreed to make success payments to such stockholders. These success payments are based on certain specified threshold per share values of our common stock measured at specific times during the success payment period, which began on the effective date of the Success Payment Agreement and ends on the fifth anniversary of the Success Payment Agreement, in October 2020. Success payments are payable in cash or, in our sole discretion, common stock, and will be owed, if ever, in the event that the value of our common stock meets or exceeds certain specified share price thresholds on any of the following dates during the success payment period: (1) any date after the 90th day after we complete this initial public offering; (2) the date on which we sell, lease, transfer or exclusively license all or substantially all of our assets to another company; and (3) the date on which we merge or consolidate with or into another entity (other than a merger in which our pre-merger stockholders own a majority of the shares of the surviving entity). In the case of an initial public offering, success payments are triggered when the per share value of our common stock, as determined based on the average trading price of a share of our common stock over the consecutive 90-day period preceding the date the success payment is triggered, meets or exceeds specified per share thresholds. In the case of an asset sale, license or sale of the company, success payments are triggered when the per share value of our common stock, as determined based on the consideration paid in the transaction for each share of our stock, meets or exceeds specified per share thresholds. Each per share threshold is associated with a success payment, ascending from $10.0 million at $9.15 per share to $35.0 million at $12.20 per share to $60.0 million at $18.30 per share, in each case subject to adjustment for any stock dividend, stock split, combination of shares, or other similar events. These share price thresholds correspond to approximately $833.4 million, $1.1 billion and $1.7 billion, respectively, in market capitalization, based on the number of our shares outstanding as of May 31, 2017. Any previous success payments made to stockholders pursuant to the Success Payment Agreement are credited against the success payment owed as of any future valuation date. The first payout is $10.0 million, the second payout is $35.0 million (inclusive of the first $10.0 million success payment, if previously paid) and the third payout is $60.0 million (inclusive of any previous success payments, if made). The success payments paid to such stockholders will not exceed, in aggregate, $60.0 million.

This offering will trigger the potential for success payments to the stockholders party to the Success Payment Agreement. However, during the first year following this offering we will not be required to make any success payments triggered by the per share market value of our common stock until the first anniversary of the closing of this offering (or a 90-day grace period following such anniversary, at our option if we are contemplating a capital market transaction during such grace period). In order to satisfy our obligations to make these success payments, if and when they are triggered, we may issue equity securities that may cause dilution to our stockholders, or we may use our existing cash or incur debt obligations to satisfy the success payment obligation in cash, which may adversely affect our financial position. In addition, these success payments may impede our ability to raise money in future public offerings of debt or equity securities or to obtain a third party line of credit.

The success payment obligations to certain of our existing stockholders may cause GAAP operating results to fluctuate significantly from quarter to quarter, which may reduce the usefulness of our GAAP financial statements.

Our success payment obligations to certain of our stockholders are recorded as a liability on our balance sheet. Under generally accepted accounting principles in the United States, or GAAP, we are required to remeasure the fair value this liability as of each quarter end. Factors that may lead to increases or decreases in the estimated fair value of this liability include, among others, changes in the value of our common stock, changes in the volatility of our common stock, changes in the applicable term of the success payments and changes in the risk free interest rate. As a result, our operating results and financial condition as reported by GAAP may fluctuate significantly from quarter to quarter and from year to year and may reduce the usefulness of our GAAP financial statements. As of December 31, 2016 and March 31, 2017, the estimated fair value of the liability associated with the success payments was $1.3 million and $2.3 million, respectively.

Risks Related to Our Business

Our business is dependent on the successful development, regulatory approval and commercialization of our product candidates.

Our portfolio includes our lead product candidates: SNA-120, a topical tropomyosin receptor kinase A, or TrkA, inhibitor in clinical development for the treatment of pruritus associated with psoriasis as well as the underlying psoriasis; SNA-125, a topical Janus kinase 3 (JAK3)/TrkA inhibitor in nonclinical trials for the treatment of atopic dermatitis, psoriasis and pruritus; and SNA-001, a topical suspension of silver particles in pivotal trials for the treatment of acne and for the reduction of light-pigmented hair. The success of our business, including our ability to finance our company and generate any revenue in the future, will primarily depend on the successful development, regulatory approval or clearance and commercialization of our product candidates. In the future, we may also become dependent on other product candidates that we may develop or acquire. The clinical and commercial success of our product candidates will depend on a number of factors, including the following:

•	the ability to raise any additional required capital on acceptable terms, or at all;

•	timely completion of our nonclinical studies and clinical trials, which may be significantly slower or cost more than we currently anticipate and will depend substantially upon the performance of third-party contractors;

•	whether we are required by the U.S. Food and Drug Administration, or the FDA, or similar foreign regulatory agencies to conduct additional clinical trials or other studies beyond those planned to support the approval and commercialization of our product candidates or any future product candidates;

•	acceptance of our proposed indications and primary endpoint assessments relating to the proposed indications of our product candidates by the FDA and similar foreign regulatory authorities;

•	our ability to demonstrate to the satisfaction of the FDA and similar foreign regulatory authorities the safety, efficacy and acceptable risk to benefit profile of our lead product candidates or any future product candidates;

•	the prevalence, duration and severity of potential side effects or other safety issues experienced with our product candidates or future approved products, if any;

•	the timely receipt of necessary marketing approvals or clearances from the FDA and similar foreign regulatory authorities;

•	achieving and maintaining, and, where applicable, ensuring that our third-party contractors achieve and maintain, compliance with our contractual obligations and with all regulatory requirements applicable to our lead product candidates or any future product candidates or approved products, if any;

•	the willingness of physicians, operators of clinics and patients to utilize or adopt SNA-001 as a procedural solution;

•	the ability of third parties upon which we rely to manufacture clinical trial and commercial supplies of our product candidates or any future product candidates, remain in good standing with regulatory agencies and develop, validate and maintain commercially viable manufacturing processes that are compliant with current good manufacturing practices, or cGMP;

•	our ability to successfully develop a commercial strategy and thereafter commercialize our product candidates or any future product candidates in the United States and internationally, if approved or cleared for marketing, reimbursement, sale and distribution in such countries and territories, whether alone or in collaboration with others;

•	acceptance by physicians, payors and patients of the benefits, safety and efficacy of our product candidates or any future product candidates, if approved or cleared, including relative to alternative and competing treatments;

•	patient demand for our product candidates, if approved or cleared;

•	our ability to establish and enforce intellectual property rights in and to our product candidates or any future product candidates; and

•	our ability to avoid third-party patent interference, intellectual property challenges or intellectual property infringement claims.

These factors, many of which are beyond our control, could cause us to experience significant delays or an inability to obtain regulatory approvals or clearances or commercialize our product candidates. Even if regulatory approvals or clearances are obtained, we may never be able to successfully commercialize any of our product candidates. Accordingly, we cannot provide assurances that we will be able to generate sufficient revenue through the sale of our product candidates or any future product candidates to continue our business.

We may be unable to obtain regulatory approval or clearance for our product candidates under applicable regulatory requirements. The denial or delay of any such approval or clearance would delay commercialization of our product candidates and adversely impact our potential to generate revenue, our business and our results of operations.

To gain approval to market our product candidates, we must provide the FDA and foreign regulatory authorities with clinical data that adequately demonstrate the safety and efficacy of the product for the intended indication applied for in the applicable regulatory filing. Product development is long, expensive and uncertain processes, and delay or failure can occur at any stage of any of our clinical development programs. A number of companies in the biotechnology, pharmaceutical and medical device industries have suffered significant setbacks in clinical trials, even after promising results in earlier nonclinical or clinical studies. These setbacks have been caused by, among other things, nonclinical findings made while clinical studies were underway and safety or efficacy observations made in clinical studies, including previously unreported adverse events. Success in nonclinical testing and early clinical trials does not ensure that later clinical trials will be successful, and the results of clinical trials by other parties may not be indicative of the results in trials we may conduct.

While our product candidates SNA-120 and SNA-125 will be regulated as drug products under a new drug application, or NDA, pathway, SNA-001 will be regulated as a medical device. In the United States, before we can market SNA-001, or a new use of, new claim for or significant modification to SNA-001, we must first receive clearance under Section 510(k) of the Federal Food, Drug, and Cosmetic Act, or FDCA, from the FDA, unless an exemption applies. In the 510(k) clearance process, before a device may be marketed, the FDA must determine that a proposed device is “substantially equivalent” to a legally-marketed “predicate” device, which includes a device that has been previously cleared through the 510(k) process or a device that was legally marketed prior to May 28, 1976 (pre-amendments device). To be “substantially equivalent,” the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data are sometimes required to support substantial equivalence.

Our product candidates SNA-120 and SNA-001 are currently in clinical development and our product candidate SNA-125 is currently in preclinical development. We currently have no products approved or cleared for sale, and we may never obtain regulatory approval or clearance to commercialize our lead product candidates.

The research, testing, manufacturing, labeling, approval, clearance, sale, marketing and distribution of drug and medical device products are subject to extensive regulation by the FDA and other regulatory authorities in the United States and other countries, and such regulations differ from country to country. We are not permitted to market our product candidates in the United States or in any foreign countries until they receive the requisite approval or clearance from the applicable regulatory authorities of such jurisdictions.

The FDA or any foreign regulatory bodies can delay, limit or deny approval of our product candidates for many reasons, including:

•	our inability to demonstrate to the satisfaction of the FDA or the applicable foreign regulatory body that any of our product candidates is safe and effective for the requested indication;

•	the FDA’s or the applicable foreign regulatory agency’s disagreement with our trial protocol or the interpretation of data from nonclinical studies or clinical trials;

•	our inability to demonstrate that the clinical and other benefits of any of our product candidates outweigh any safety or other perceived risks;

•	the FDA’s or the applicable foreign regulatory agency’s requirement for additional nonclinical studies or clinical trials;

•	the FDA’s or the applicable foreign regulatory agency’s non-approval of the formulation, labeling or specifications of SNA-120 or SNA-125;

•	the FDA’s or the applicable foreign regulatory agency’s failure to approve the manufacturing processes or facilities of third-party manufacturers upon which we rely; or

•	the potential for approval policies or regulations of the FDA or the applicable foreign regulatory agencies to significantly change in a manner rendering our clinical data insufficient for approval.

Of the large number of biopharmaceutical and medical device products in development, only a small percentage successfully complete the FDA or other regulatory approval or clearance processes and are commercialized.

Even if we eventually complete clinical testing and receive approval or clearance from the FDA or applicable foreign agencies for any of our product candidates, the FDA or the applicable foreign regulatory agency may grant approval or clearance contingent on the performance of costly additional clinical trials which may be required after approval. The FDA or the applicable foreign regulatory agency also may approve or clear our lead product candidates for a more limited indication or a narrower patient population than we originally requested, and the FDA, or applicable foreign regulatory agency, may not approve or clear our product candidates with the labeling that we believe is necessary or desirable for the successful commercialization of such product candidates. For example, SNA-120, if approved, may only receive a label covering pruritus, a symptom of psoriasis, but may not receive labeling covering the treatment of psoriasis.

Any delay in obtaining, or inability to obtain, applicable regulatory approval or clearance would delay or prevent commercialization of our product candidates and would materially adversely impact our business and prospects.

Clinical development involves a lengthy and expensive process with an uncertain outcome, and results of earlier studies and trials may not be predictive of future trial results.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure or delay can occur at any time during the clinical trial process. Success in nonclinical studies and early clinical trials does not ensure that later clinical trials will be successful. A number of companies in the biotechnology, pharmaceutical and medical device industries have suffered significant setbacks in clinical trials, even after positive results in earlier nonclinical studies or clinical trials. These setbacks have been caused by, among other things, nonclinical findings made while clinical trials were underway and safety or efficacy observations made in clinical trials, including previously unreported adverse events. The results of nonclinical studies and early clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through nonclinical studies and initial clinical trials. Notwithstanding any potential promising results in earlier studies and trials, we cannot be certain that we will not face similar setbacks. Even if our clinical trials are completed, the results may not be sufficient to obtain regulatory approval for our product candidates.

Although two of our lead product candidates, SNA-120 and SNA-001, are in clinical development, we may experience delays in completing ongoing studies or trials and initiating planned studies or trials, and we cannot be certain that studies or trials for our product candidates will begin on time, not require redesign, enroll an adequate number of subjects on time or be completed on schedule, if at all. Clinical trials can be delayed or terminated for a variety of reasons, including delays or failures related to:

•	the FDA or comparable foreign regulatory authorities disagreeing as to the design or implementation of our clinical trials;

•	obtaining regulatory approval to commence a trial;

•	reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	obtaining institutional review board, or IRB, approval at each site;

•	recruiting suitable patients to participate in a trial;

•	having subjects complete a trial or return for post-treatment follow-up;

•	clinical sites deviating from trial protocol or dropping out of a trial;

•	addressing subject safety concerns that arise during the course of a trial;

•	adding a sufficient number of clinical trial sites; or

•	obtaining sufficient quantities of product candidate for use in nonclinical studies or clinical trials from third-party suppliers.

We may experience numerous adverse or unforeseen events during, or as a result of, nonclinical studies and clinical trials that could delay or prevent our ability to receive marketing approval or commercialize our product candidates, including:

•	we may receive feedback from regulatory authorities that requires us to modify the design of our clinical trials;

•	clinical trials of our product candidates may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon drug development programs;

•	the number of patients required for clinical trials of our product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate or participants may drop out of these clinical trials at a higher rate than we anticipate;

•	our third-party contractors may fail to comply with regulatory requirements, fail to maintain adequate quality controls, or simply be unable to provide us with sufficient product supply to conduct and complete nonclinical studies or clinical trials of our product candidates in a timely manner, or at all;

•	we or our investigators might have to suspend or terminate clinical trials of our product candidates for various reasons, including non-compliance with regulatory requirements, a finding that our product candidates have undesirable side effects or other unexpected characteristics, or a finding that the participants are being exposed to unacceptable health risks;

•	the cost of clinical trials of our product candidates may be greater than we anticipate;

•	the quality of our product candidates or other materials necessary to conduct nonclinical studies or clinical trials of our product candidates may be insufficient or inadequate;

•	regulators may revise the requirements for approving our product candidates, or such requirements may not be as we anticipate; and

•	future collaborators may conduct clinical trials in ways they view as advantageous to them but that are suboptimal for us.

For example, the FDA has recommended that, for the future Phase 3 pivotal trials of SNA-120 for the treatment of pruritus associated with psoriasis, we utilize the 11-point itch Numeric Rating Scale, or I-NRS, as the primary endpoint for assessing efficacy, rather than the pruritus visual analog scale, or VAS, used in the completed Phase 2b trial of SNA-120, despite the similarity between the two scales. The I-NRS scale requires patients to select a number between zero (no itch) to ten (the worst possible itch), but unlike a VAS, which uses a continuous scale, patients must select a specific whole number and not mark a point on the usual scale. It is possible that using the I-NRS scale could produce results that differ from results we saw in the prior Phase 2b trial in which the VAS scale was used.

If we are required to conduct additional clinical trials or other testing of our product candidates beyond those that we currently contemplate, if we are unable to successfully complete clinical trials of our product candidates or other testing, if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, we may:

•	incur unplanned costs;

•	be delayed in obtaining marketing approval for our product candidates or not obtain marketing approval at all;

•	obtain marketing approval in some countries and not in others;

•	obtain marketing approval for indications or patient populations that are not as broad as intended or desired;

•	obtain marketing approval with labeling that includes significant use or distribution restrictions or safety warnings, including boxed warnings;

•	be subject to additional post-marketing testing requirements; or

•	have the treatment removed from the market after obtaining marketing approval or clearance.

We could also encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions in which such trials are being conducted, by the Data Safety Monitoring Board, or DSMB, for such trial or by the FDA or other regulatory authorities. Such authorities may suspend or terminate a clinical trial due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial.

Further, conducting clinical trials in foreign countries, as we may do for certain of our product candidates, presents additional risks that may delay completion of our clinical trials. These risks include the failure of enrolled patients in foreign countries to adhere to clinical protocol as a result of differences in healthcare services or cultural customs, managing additional administrative burdens associated with foreign regulatory schemes, as well as political and economic risks relevant to such foreign countries.

Principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and may receive cash or equity compensation in connection with such services. If these relationships and any related compensation result in perceived or actual conflicts of interest, or a regulatory authority concludes that the financial relationship may have affected the interpretation of the trial, the integrity of the data generated at the applicable clinical trial site may be questioned and the utility of the clinical trial itself may be jeopardized, which could result in the delay or rejection of the marketing application we submit. Any such delay or rejection could prevent or delay us from commercializing our current or future product candidates.

If we experience delays in the completion, or termination, of any nonclinical study or clinical trial of our product candidates, the commercial prospects of our product candidates may be harmed, and our ability to generate product revenues from any of these product candidates will be delayed or not realized at all.

In addition, any delays in completing our clinical trials may increase our costs, slow down our product candidate development and approval or clearance process and jeopardize our ability to commence product sales and generate revenues. Any of these occurrences may significantly harm our business, financial condition and prospects. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval or clearance of our product candidates.

If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients who remain in the study until its conclusion. We may experience difficulties in patient enrollment in our clinical trials for a variety of reasons. The enrollment of patients depends on many factors, including:

•	the patient eligibility criteria defined in the protocol;

•	the size of the patient population required for analysis of the trial’s primary endpoints;

•	the proximity of patients to study sites;

•	the design of the trial;

•	our ability to recruit clinical trial investigators with the appropriate competencies and experience;

•	clinicians’ and patients’ perceptions as to the potential advantages of the product candidate being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating; and

•	our ability to obtain and maintain patient consents.

In addition, our clinical trials may compete with other clinical trials for product candidates that are in the same therapeutic areas as our product candidates, and this competition will reduce the number and types of patients available to us, because some patients who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors. Since the number of qualified clinical investigators is limited, we may conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials in such clinical trial site.

Delays in patient enrollment may result in increased costs or may affect the timing or outcome of the planned clinical trials, which could prevent completion of these trials and adversely affect our ability to advance the development of our product candidates.

Our product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval or clearance, if any.

Undesirable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or comparable foreign regulatory authorities. Results of our clinical trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics.

If unacceptable side effects arise in the development of our product candidates, we, the FDA, the IRBs at the institutions in which our studies are conducted, or the DSMB could suspend or terminate our clinical trials or the FDA or comparable foreign regulatory authorities could order us to cease clinical trials or deny approval of our product candidates for any or all targeted indications. Treatment-related side effects could also affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. In addition, these side effects may not be appropriately recognized or managed by the treating medical staff. We expect to have to train medical personnel using our product candidates to understand the side effect profiles for our clinical trials and upon any commercialization of any of our product candidates. Inadequate training in recognizing or managing the potential side effects of our product candidates could result in patient injury or death. Any of these occurrences may harm our business, financial condition and prospects significantly.

If any of our product candidates receives marketing approval, and we or others later identify undesirable side effects caused by such products, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw their approval of the product;

•	we may be required to recall a product or change the way such product is administered to patients;

•	additional restrictions may be imposed on the marketing of the particular product or the manufacturing processes for the product or any component thereof;

•	regulatory authorities may require the addition of labeling statements, such as a “black box” warning or a contraindication;

•	we may be required to implement a Risk Evaluation and Mitigation Strategy, or REMS, or create a Medication Guide outlining the risks of such side effects for distribution to patients;

•	we could be sued and held liable for harm caused to patients;

•	the product may become less competitive; and

•	our reputation may suffer.

Any of the foregoing events could prevent us from achieving or maintaining market acceptance of the particular product candidate, if approved or cleared, and result in the loss of significant revenues to us, which would materially and adversely affect our results of operations and business.

As a company, we have never completed a Phase 3 program or obtained marketing approval for any product candidate and we may be unable to successfully do so for any of our product candidates. Failure to successfully complete any of these activities in a timely manner for any of our product candidates could have a material adverse impact on our business and financial performance.

Conducting a pivotal clinical trial and preparing, and obtaining marketing approval for, a product candidate is a complicated process. Although members of our management team have participated in pivotal trials and obtained marketing approvals for product candidates in the past while employed at other companies, we as a company have not done so. As a result, such activities may require more time and cost more than we anticipate.

We are currently conducting pivotal clinical trials for SNA-001 and we anticipate commencing pivotal Phase 3 clinical trials for SNA-120 after the completion of our additional Phase 2b clinical trial. Failure to successfully complete, or delays in, our pivotal trials or related regulatory submissions would prevent us from or delay us in obtaining regulatory approval for, or clearance of, our product candidates. In addition, it is possible that the FDA may refuse to accept for substantive review any NDAs or medical device marketing applications that we submit for our product candidates or may conclude after review of our applications that they are insufficient to obtain marketing approval or clearance of our product candidates. If the FDA does not accept our applications or issue marketing authorizations for our product candidates, it may require that we conduct additional clinical, nonclinical or manufacturing validation studies and submit that data before it will reconsider our applications. Depending on the extent of these or any other FDA-required studies, approval of any NDA or receipt of other marketing authorizations for any other applications that we submit may be delayed by several years, or may require us to expend more resources than we have available. It is also possible that additional studies, if performed and completed, may not be considered sufficient by the FDA to approve our NDAs or clear our 510(k) submissions or grant other marketing authorizations.

Any delay in obtaining, or an inability to obtain, marketing approvals would prevent us from commercializing our product candidates, generating revenues and achieving and sustaining profitability. If any of these outcomes occur, we may be forced to abandon our development efforts for our product candidates, which could significantly harm our business.

Even if our lead product candidates or any future product candidates obtain regulatory approval or clearance, they may fail to achieve the broad degree of physician and patient adoption and use necessary for commercial success.

Even if we obtain FDA or other regulatory approvals or clearances, the commercial success of any of our current or future product candidates will depend significantly on the broad adoption and use of the resulting product by physicians and patients for approved indications. Our product candidates may not be commercially successful. For a variety of reasons, including among other things, competitive factors, pricing or physician preference, the degree and rate of physician and patient adoption of our current or future product candidates, if approved or cleared, will depend on a number of factors, including:

•	the clinical indications for which the product is approved or cleared and patient demand for approved or cleared products that treat those indications;

•	the safety and efficacy of our product as compared to other available therapies;

•	the availability of coverage and adequate reimbursement from managed care plans and other healthcare payors for any of our product candidates that may be approved;

•	acceptance by physicians, operators of clinics and patients of the product as a safe and effective treatment;

•	physician and patient willingness to adopt a new therapy over other available therapies to treat approved indications;

•	overcoming any biases physicians or patients may have toward particular therapies for the treatment of approved indications;

•	proper training and administration of our product candidates by physicians and medical staff;

•	patient satisfaction with the results and administration of our products and overall treatment experience, including, for example, a smaller or no effect on the visual symptoms of psoriasis while relieving pruritus;

•	the cost of treatment with our product candidates in relation to alternative treatments and reimbursement levels, if any, and willingness to pay for the product, if approved or cleared, on the part of insurance companies and other third-party payers, physicians and patients;

•	the willingness of patients to pay for certain of our products, particularly our aesthetic products, such as SNA-001, if approved or cleared, especially during economically challenging times;

•	the revenue and profitability that our products may offer a physician as compared to alternative therapies;

•	the prevalence and severity of side effects;

•	limitations or warnings contained in the FDA-approved or cleared labeling for our products;

•	the compatibility, or clearance for use, of our SNA-001 product with the lasers available in aesthetic professionals’ offices;

•	the willingness of physicians, operators of clinics and patients to utilize or adopt SNA-001 as a procedural solution;

•	any FDA requirement to undertake a REMS;

•	the effectiveness of our sales, marketing and distribution efforts;

•	adverse publicity about our products or favorable publicity about competitive products; and

•	potential product liability claims.

We cannot assure you that our current or future product candidates, if approved, will achieve broad market acceptance among physicians and patients. Any failure by our product candidates that obtain regulatory approval or clearance to achieve market acceptance or commercial success would adversely affect our results of operations.

SNA-125, if approved for the treatment of pruritus or the underlying psoriasis, may compete with SNA-120, if approved for the treatment of pruritus or the underlying psoriasis, which could reduce the commercial success of SNA-120, if both are approved.

SNA-120 and SNA-125 are both designed to inhibit TrKA. We believe that SNA-125, by inhibiting both JAK3 and TrkA, has the potential to offer enhanced efficacy over SNA-120 in the treatment of pruritus and the underlying psoriasis, which could make SNA-125 a more compelling treatment for pruritus or the underlying psoriasis. To the extent both SNA-120 and SNA-125 are approved for pruritus or the underlying psoriasis, physicians and patients may prefer to use SNA-125 instead of SNA-120, and the revenue we would derive from SNA-120 could be reduced. If SNA-120 and SNA-125 compete for treatment of the same indications, the incremental revenue derived from SNA-125 may be less than if SNA-125 and SNA-120 did not treat the same indications.

We currently rely on single source third-party suppliers to manufacture nonclinical and clinical supplies of our product candidates and we intend to rely on third parties to produce commercial supplies of any approved or cleared product candidate. The loss of these suppliers, or their failure to comply with applicable regulatory requirements or to provide us with sufficient quantities at acceptable quality levels or prices, or at all, would materially and adversely affect our business.

We do not currently have nor do we plan to build or acquire the infrastructure or capability internally to manufacture supplies of our product candidates or the materials necessary to produce our product candidates for use in the conduct of our nonclinical studies or clinical trials, and we lack the internal resources and the capability to manufacture any of our product candidates on a nonclinical, clinical or commercial scale. The facilities used by our contract manufacturers to manufacture our product candidates are subject to various regulatory requirements and may be subject to the inspection of the FDA or other regulatory authorities. We do not control the manufacturing process of, and are completely dependent on, our contract manufacturing partners for compliance with the regulatory requirements, known as cGMPs (or the Quality System Regulation, or QSR, in the case of our device product candidates). If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or comparable regulatory authorities in foreign jurisdictions, we may not be able to rely on their manufacturing facilities for the manufacture or our product candidates. In addition, we have limited control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or a comparable foreign regulatory authority finds these facilities inadequate for the manufacture of our product candidates or if such facilities are subject to enforcement action in the future or are otherwise inadequate, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates.

We currently rely on third parties at key stages in our supply chain. There are a limited number of suppliers for materials we use in our product candidates and there may be a need to assess alternate suppliers to prevent a possible disruption of the manufacture of the materials necessary to produce our product candidates for our nonclinical studies and clinical trials, and if approved, ultimately for commercial sale. In the case of SNA-001, we have an agreement with nanoComposix to supply the silver nanoplates used to manufacture SNA-001 for nonclinical studies and clinical trials on an exclusive basis, subject to certain exceptions in the event of certain specified supply failures. In the case of SNA-120 and SNA-125, we currently obtain our supplies of drug substance and drug product through individual purchase orders. We do not have any control over the process or timing of the acquisition or manufacture of materials by our manufacturers. We generally do not begin a nonclinical study or clinical trial unless we believe we have access to a sufficient supply of a product candidate to complete such study or trial. Prior to submitting an NDA for SNA-120, we must complete nonclinical toxicity studies. We have not yet determined whether our existing manufacturers will be able to supply sufficient drug substance or drug product to conduct these studies, and if they are unable to do so, this would likely result in a delay of our NDA submission and approval of SNA-120. In addition, any significant delay in, or quality control problems with respect to, the supply of a product candidate, or the raw material components thereof, for an ongoing study or trial could considerably delay completion of our nonclinical studies or clinical trials, product testing and potential regulatory approval of our product candidates.

We expect to continue to depend on third-party contract manufacturers for the foreseeable future, but, except with respect to nanoComposix for the clinical supply of the silver nanoplates used to manufacture SNA-001, we have not entered into supply agreements with our current contract manufacturers or with any alternate suppliers and we currently do not have any supply agreements for the commercial production of the materials used to manufacture our product candidates.

We currently use only a single manufacturer for each component of the manufacturing process for each of our lead product candidates, and we have not yet engaged any manufacturers for the commercial supply of our product candidates. Although we intend to enter into such agreements prior to commercial launch of any of our product candidates, we may be unable to enter into any such agreement or do so on commercially reasonable terms, which could have a material adverse impact upon our business. Moreover, if there is a disruption to one or more of our third-party manufacturers’ or suppliers’ relevant operations, or if we are unable to enter into arrangements for the commercial supply of our product candidates, we will have no other means of producing our lead product candidates until they restore the affected facilities or we or they procure alternative manufacturing facilities or sources of supply. Our ability to progress our nonclinical and clinical programs could be materially and adversely impacted if any of the third party suppliers upon which we rely were to experience a significant business challenge, disruption or failure due to issues such as financial difficulties or bankruptcy, issues relating to other customers such as regulatory or quality compliance issues, or other financial, legal, regulatory or reputational issues. Additionally, any damage to or destruction of our third-party manufacturers’ or suppliers’ facilities or equipment may significantly impair our ability to manufacture our product candidates on a timely basis.

In addition, to manufacture our lead product candidates in the quantities that we believe would be required to meet anticipated market demand, our third-party manufacturers may need to increase manufacturing capacity and, in some cases, we plan to secure alternative sources of commercial supply, which could involve significant challenges and may require additional regulatory approvals. In addition, the development of commercial-scale manufacturing capabilities may require us and our third-party manufacturers to invest substantial additional funds and hire and retain the technical personnel who have the necessary manufacturing experience. Neither we nor our third-party manufacturers may successfully complete any required increase to existing manufacturing capacity in a timely manner, or at all. If our manufacturers or we are unable to purchase the raw materials necessary for the manufacture of our product candidates on acceptable terms, at sufficient quality levels, or in adequate quantities, if at all, the commercial launch of our lead product candidates or any future product candidates would be delayed or there would be a shortage in supply, which would impair our ability to generate revenues from the sale of such product candidates, if approved or cleared.

We rely on third parties in the conduct of all of our nonclinical studies and clinical trials. If these third parties do not successfully carry out their contractual duties, fail to comply with applicable regulatory requirements or meet expected deadlines, we may be unable to obtain regulatory approval for our product candidates.

We currently do not have the ability to independently conduct nonclinical studies that comply with the regulatory requirements known as good laboratory practice, or GLP, requirements. We also do not currently have the ability to independently conduct any clinical trials. The FDA and regulatory authorities in other jurisdictions require us to comply with regulations and standards, commonly referred to as good clinical practice, or GCP, requirements for conducting, monitoring, recording and reporting the results of clinical trials, in order to ensure that the data and results are scientifically credible and accurate and that the trial subjects are adequately informed of the potential risks of participating in clinical trials. We rely on medical institutions, clinical investigators, contract laboratories and other third parties, such as CROs, to conduct GLP-compliant nonclinical studies and GCP-compliant clinical trials on our product candidates properly and on time. While we have agreements governing their activities, we control only certain aspects of their activities and have limited influence over their actual performance. The third parties with whom we contract for execution of our GLP-compliant nonclinical studies and our GCP-compliant clinical trials play a significant role in the conduct of these studies and trials and the subsequent collection and analysis of data. These third parties are not our employees and, except for restrictions imposed by our contracts with such third parties, we have limited ability to control the amount or timing of resources that they devote to our programs. Although we rely on these third parties to conduct our GLP-compliant nonclinical studies and GCP-compliant clinical trials, we remain responsible for ensuring that each of our GLP nonclinical studies and clinical trials is conducted in accordance with its investigational plan and protocol and applicable laws and regulations, and our reliance on the CROs does not relieve us of our regulatory responsibilities.

Many of the third parties with whom we contract may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other drug development activities that could harm our competitive position. If the third parties conducting our nonclinical studies or our clinical trials do not perform their contractual duties or obligations, experience significant business challenges, disruptions or failures, do not meet expected deadlines, terminate their agreements with us or need to be replaced, or if the quality or accuracy of the data they obtain is compromised due to their failure to adhere to our protocols or to GCPs, or for any other reason, we may need to enter into new arrangements with alternative third parties. This could be difficult, costly or impossible, and our nonclinical studies or clinical trials may need to be extended, delayed, terminated or repeated. As a result we may not be able to obtain regulatory approval in a timely fashion, or at all, for the applicable product candidate, our financial results and the commercial prospects for our product candidates would be harmed, our costs could increase, and our ability to generate revenues could be delayed.

Our product candidates, if approved, will face significant competition and our failure to effectively compete may prevent us from achieving significant market penetration. Most of our competitors have significantly greater resources than we do and we may not be able to successfully compete.

The biotechnology, pharmaceutical and medical device industries in particular are characterized by rapidly advancing technologies, intense competition and a strong emphasis on developing proprietary therapeutics. Numerous companies are engaged in the development, patenting, manufacturing and marketing of healthcare products competitive with those that we are developing. We face competition from a number of sources, such as pharmaceutical companies, medical device companies, generic drug companies, biotechnology companies and academic and research institutions, many of which have greater financial resources, marketing capabilities, sales forces, manufacturing capabilities, research and development capabilities, clinical trial expertise, intellectual property portfolios, experience in obtaining patents and regulatory approvals for product candidates and other resources than we do. Some of the companies that offer competing products also have a broad range of other product offerings, large direct sales forces and long-term customer relationships with our target physicians, which could inhibit our market penetration efforts. In addition, certain of our product candidates, if approved, may compete with other dermatological products, including over-the-counter, or OTC, treatments, for a share of some patients’ discretionary budgets and for physicians’ attention within their clinical practices.

If approved for the treatment of pruritus, or the underlying psoriasis, SNA-120 and SNA-125 will face competition from a number of approved treatments for psoriasis, including branded topical drugs and generic versions where available. In many cases, these products have been developed, and are being marketed, by well-established companies such as Maruho, Valeant, Incyte, GlaxoSmithKline and Pfizer. We believe that SNA-125, if approved for the treatment of atopic dermatitis, will also face potential competition from well-established companies that market, or are expected to market, branded and generic corticosteroids or topical calcineurin inhibitors.

If approved for the treatment of acne vulgaris, SNA-001 will face competition from a number of branded and generic oral and topical antimicrobials, oral and topical retinoids and oral contraceptives, including branded therapeutics, as well as potential competition from a similar procedure using gold particles that is currently in development by a third party. We believe SNA-001 would also face competition from a number of currently available procedural solutions for the treatment of acne, including chemical peels, laser or light-based treatments, and photodynamic therapy. If approved for light-pigmented hair removal or reduction, we also anticipate that SNA-001 would compete with hair reduction procedures using laser or intense pulsed light, which are available in dermatologist offices, medical spas and laser treatment centers, as well as against products designed for at-home use by the patient.

Certain alternative treatments offered by competitors may be available at lower prices and may offer greater efficacy or better safety profiles. Additional products and treatments, including numerous injectable biological products which have been approved or are currently in clinical trials, may also receive regulatory approval in one or more territories in which we compete, and these existing and new products may be more effective, more widely used and less costly than ours. Newly developed systemic or non-systemic treatments that replace existing therapies that are currently only utilized in patients suffering from severe disease may also have lessened side effects or reduced prices compared to current therapies, which make them more attractive for patients suffering from mild to moderate disease. Even if a generic product or an OTC product is less effective than our product candidates, a less effective generic or OTC product may be more quickly adopted by physicians and patients than our competing product candidates based upon cost or convenience.

For additional information regarding our competition, see the section of this prospectus captioned “Business—Competition.”

If coverage and adequate reimbursement from third-party payors are not available, it may make it difficult for us to sell certain of our products profitably.

Our ability to successfully commercialize our SNA-120 and SNA-125 product candidates and potentially some or all of our future product candidates that we may develop will depend in part on the extent to which governmental authorities, private health insurers and other third-party payors establish adequate coverage and reimbursement for such product candidates. Patients who are prescribed treatments for their conditions and providers furnishing such services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Patients are unlikely to use our products unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our products and the procedures using our products.

Significant uncertainty exists as to the coverage and reimbursement status of newly approved products. A trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and other third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medical products. Third-party payors also are increasingly challenging the effectiveness of and prices charged for medical products and services. Therefore, as a result of these cost containment measures, coverage and reimbursement may not be available for any product that we commercialize and, even if these are available, the level of reimbursement may not be sufficient enough to successfully commercialize any product candidates that we develop.

In the United States, private third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies. However, no uniform policy requirement for coverage and reimbursement for products exists among third-party payors and coverage and reimbursement can differ significantly from payor to payor. Each plan determines whether or not it will provide coverage, what amount it will pay, and with respect to pharmaceutical products, on what tier of its formulary such product will be placed. The position of a prescription drug on a formulary generally determines the co-payment that a patient will need to make to obtain the product and can strongly influence the adoption of a product by patients and physicians. Each plan may separately require us to provide scientific and clinical support for the use of our products and, as a result, the coverage determination process is often a time-consuming and costly process with no assurance that coverage and adequate reimbursement will be applied consistently or obtained at all. Our inability to promptly obtain coverage and adequate reimbursement from both government-funded and private payors for any approved products that we develop could significantly harm our operating results, our ability to raise capital needed to commercialize our product candidates and our overall financial condition.

We currently have no sales organization. If we are unable to establish sales capabilities on our own or through third parties, we may not be able to market and sell our product candidates effectively in the United States and foreign jurisdictions, if approved, or generate product revenue.

We currently do not have a sales organization. In order to commercialize our product candidates in the United States and foreign jurisdictions, we must build our marketing, sales, distribution, managerial and other non-technical capabilities or make arrangements with third parties to perform these services, and we may not be successful in doing so. If any of our product candidates receive regulatory approval, we expect to establish a sales organization with technical expertise and supporting distribution capabilities to commercialize each such product candidate, which will be expensive and time consuming. We have no prior experience in the marketing, sale and distribution of pharmaceutical products or medical devices and there are significant risks involved in building and managing a sales organization, including our ability to hire, retain, and incentivize qualified individuals, generate sufficient sales leads, provide adequate training to sales and marketing personnel, and effectively manage a geographically dispersed sales and marketing team. Any failure or delay in the development of our internal sales, marketing and distribution capabilities would adversely impact the commercialization of these products. We may choose to collaborate with third parties that have direct sales forces and established distribution systems, either to augment our own sales force and distribution systems or in lieu of our own sales force and distribution systems. If we are unable to enter into such arrangements on acceptable terms or at all, we may not be able to successfully commercialize our product candidates. If we are not successful in commercializing our product candidates or any future product candidates, either on our own or through arrangements with one or more third parties, we may not be able to generate any future product revenue and we would incur significant additional losses.

We will need to increase the size of our organization, and we may experience difficulties in managing growth.

As of May 31, 2017, we had 40 full-time employees. We will need to continue to expand our managerial, operational, finance and other resources in order to manage our operations and clinical trials, continue our development activities and commercialize our lead product candidates or any future product candidates. Our management and personnel, systems and facilities currently in place may not be adequate to support this future growth. Our need to effectively execute our growth strategy requires that we:

•	manage our clinical trials effectively;

•	identify, recruit, retain, incentivize and integrate additional employees, including sales personnel;

•	manage our internal development and operational efforts effectively while carrying out our contractual obligations to third parties; and

•	continue to improve our operational, financial and management controls, reports systems and procedures.

If we fail to attract and retain senior management and key scientific personnel, we may be unable to successfully develop our lead product candidates or any future product candidates, conduct our clinical trials and commercialize our current or any future product candidates.

Our success depends in part on our continued ability to attract, retain and motivate highly qualified management, clinical and scientific personnel. We are highly dependent upon our senior management, particularly our President and Chief Executive Officer, as well as our senior scientists and other members of our senior management team. The loss of services of any of these individuals could delay or prevent the successful development of our product pipeline, initiation or completion of our planned clinical trials or the commercialization of our lead product candidates or any future product candidates. Although we have entered into employment agreements with our senior management team, these agreements do not provide for a fixed term of service.

Competition for qualified personnel in the biotechnology and pharmaceuticals field is intense due to the limited number of individuals who possess the skills and experience required by our industry. We will need to hire additional personnel as we expand our clinical development and if we initiate commercial activities. We may not be able to attract and retain quality personnel on acceptable terms, or at all. In addition, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited or that they have divulged proprietary or other confidential information, or that their former employers own their research output.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our current or future product candidates.

We face an inherent risk of product liability as a result of the clinical testing of our product candidates and will face an even greater risk if we commercialize any products. For example, we may be sued if any product we develop allegedly causes injury or is found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability, and a breach of warranty. Claims could also be asserted under state consumer protection acts. In addition, we may be required to defend ourselves in the event an injury occurs from the negligent use of a laser in a procedure using SNA-001 or a laser malfunction causing injury during an aesthetic procedure. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•	decreased demand for our current or future product candidates;

•	injury to our reputation;

•	withdrawal of clinical trial participants;

•	costs to defend the related litigation;

•	a diversion of management’s time and our resources;

•	substantial monetary awards to trial participants or patients;

•	regulatory investigations, product recalls, withdrawals or labeling, marketing or promotional restrictions;

•	loss of revenue; and

•	the inability to commercialize our current or any future product candidates.

Our inability to obtain and maintain sufficient product liability insurance at an acceptable cost and scope of coverage to protect against potential product liability claims could prevent or inhibit the commercialization of our current or any future product candidates we develop. We currently carry product liability insurance covering our clinical trials in the amount of $10 million in the aggregate. Although we maintain such insurance, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Our insurance policies also have various exclusions and deductibles, and we may be subject to a product liability claim for which we have no coverage. We will have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient funds to pay such amounts. Moreover, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses. If and when we obtain approval for marketing any of our product candidates, we intend to expand our insurance coverage to include the sale of such product candidate; however, we may be unable to obtain this liability insurance on commercially reasonable terms or at all.

If we are not successful in discovering, developing, acquiring and commercializing additional product candidates, our ability to expand our business and achieve our strategic objectives would be impaired.

Although a substantial amount of our effort will focus on the continued nonclinical and clinical testing and potential approval or clearance of our lead product candidates, a key element of our strategy is to discover, develop and commercialize a diverse portfolio of product candidates to serve the dermatology market. We are seeking to do so through our internal research programs and may explore strategic collaborations for the development or acquisition of new products. Research programs to identify product candidates require substantial technical, financial and human resources, whether or not any product candidates are ultimately identified. Our research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development for many reasons, including the following:

•	the research methodology or technology platform used may not be successful in identifying potential product candidates;

•	competitors may develop alternatives that render our product candidates obsolete or less attractive;

•	product candidates we develop may nevertheless be covered by third parties’ patents or other exclusive rights;

•	a product candidate may be shown to have harmful side effects or other characteristics that indicate it is unlikely to be effective or otherwise does not meet applicable regulatory criteria;

•	a product candidate may not be capable of being produced in commercial quantities at an acceptable cost, or at all; and;

•	a product candidate may not be accepted as safe and effective by patients, the medical community or third-party payors, if applicable.

If we fail to develop and successfully commercialize other product candidates, our business and future prospects may be harmed and our business will be more vulnerable to any problems that we encounter in developing and commercializing our lead product candidates.

We have in the past engaged and may in the future engage in strategic transactions that could affect our liquidity, dilute our existing stockholders, increase our expenses and present significant challenges in focus and energy to our management or prove not to be successful.

From time to time, we may consider strategic transactions, such as acquisitions of companies, asset purchases and out-licensing or in-licensing of intellectual property, products or technologies. In December 2016, we acquired the entire issued share capital of Creabilis plc, which became our direct wholly-owned subsidiary. Pursuant to the share purchase agreement for the Creabilis acquisition, we made an upfront payment of approximately $212,000 in cash, issued 8,263,097 shares of our Series A-3 Preferred Stock to the former Creabilis shareholders and settled approximately $6.7 million of Creabilis liabilities. Upon the achievement of certain specified clinical, regulatory and approval milestones for SNA-120 and SNA-125, we are obligated to pay the former Creabilis shareholders up to an aggregate of $58.0 million, which consists of an aggregate of $25.0 million in cash and $33.0 million in shares of our common stock. In addition, upon the achievement of certain annual net sales milestone thresholds for qualifying products, including SNA-120 and SNA-125, we are required to pay the former Creabilis shareholders up to an aggregate of $80.0 million in cash as well as one-time royalties of less than 1% on net sales of qualified products that exceed these net sales thresholds in the year such threshold is achieved. Our first contingent payment of $5.0 million, subject to certain offsets, which is payable in shares of our common stock, will become due upon the sooner to occur of the commencement of our additional Phase 2b trial for SNA-120 and the one-year anniversary of the closing of the transaction December 2017, subject to certain limited exceptions. See “Business—Significant Transaction—Acquisition of Creabilis plc.”

Additional potential transactions that we may consider in the future include a variety of business arrangements, including spin-offs, strategic partnerships, joint ventures, restructurings, divestitures, business combinations and investments. The Creabilis acquisition and any future transactions could result in potentially dilutive issuances of our equity securities, including our common stock, or the incurrence of debt, contingent liabilities, amortization expenses or acquired in-process research and development expenses, any of which could affect our financial condition, liquidity and results of operations. Future acquisitions may also require us to obtain additional financing, which may not be available on favorable terms or at all. These transaction may never be successful and may require significant time and attention of management. In addition, the integration of any business that we may acquire in the future may disrupt our existing business and may be a complex, risky and costly endeavor for which we may never realize the full benefits of the acquisition.

If we do not successfully integrate Creabilis into our business operations, our business could be adversely affected.

The process of integrating an acquired business, technology, service, intellectual property, products or product candidates into our business may result in unforeseen operating difficulties and expenditures, including diversion of resources and management’s attention from our core business. Our ability as an organization to integrate acquisitions, including Creabilis’ business, is relatively unproven. As a result of our acquisition of Creabilis in December 2016, we have undergone substantial changes in a short period of time and our business has changed and broadened in size and the scope of products we are developing. In addition, our business immediately shifted from being fully domestic to including international employees, entities, operations and facilities. Integrating the operations of a new business with that of our own is a complex, costly and time-consuming process, which requires significant management attention and resources to integrate the business practice and operations. The integration process may disrupt the businesses and, if implemented ineffectively, would preclude realization of the full benefits expected by us. Our failure to meet the challenges involved in integrating the Creabilis business in order to realize the anticipated benefits of the acquisitions could cause an interruption of, or a loss of momentum in, our activities and could adversely affect our results of operations. Prior to the acquisition, Creabilis operated independently, with its own business, corporate culture, locations, employees and systems. There may be substantial difficulties, costs and delays involved in any integration of other businesses, including Creabilis, with that of our own. These may include:

•	distracting management from day-to-day operations;

•	an ability to retain key executives and employees of Creabilis, which may reduce the value of the acquisition or give rise to additional integration costs;

•	challenges associated with integrating Creabilis’ intellectual property and prosecuting the acquired intellectual property;

•	risks associated with the assumption of the liabilities of Creabilis;

•	inheriting and uncovering previously unknown issues, problems and costs from Creabilis;

•	risks and costs associated with inheriting a supply chain of third-party manufacturers with whom Creabilis had not yet established long-term contractual relationships;

•	realization of assets and settlement of liabilities at amounts equal to estimated fair value as of the acquisition date of any acquisition or disposition;

•	costs and delays in implementing common systems and procedures, including technology, compliance programs, financial systems, distribution and general business operations, among others; and

•	increased difficulties in managing our business due to the addition of international locations.

These risks may be heightened in the case of Creabilis because the majority of the business’ operations and employees are located in Europe. Any one or all of these factors may increase operating costs or lower anticipated financial performance. Many of these factors are also outside of our control. In addition, dispositions of certain key products, technologies and other rights may affect our business operations.

In addition, even if the operations of Creabilis are integrated successfully, we may not realize the full benefits of the acquisition, including the cost savings or sales or growth opportunities that we expect. These benefits may not be achieved within the anticipated time frames, or at all. Additional unanticipated costs may be incurred in the integration of the business. All of these factors could cause a reduction to our earnings, decrease or delay the expected accretive effect of the transaction, and negatively impact the price of our common stock.

The failure to successfully integrate the business operations of Creabilis and any other business we may acquire would have a material adverse effect on our business, financial condition and results of operations.

The international aspects of our business expose us to a variety of business, regulatory, political, operational, financial and economic risks associated with doing business outside of the United States, which could materially adversely affect our business.

We currently have limited international operations in Italy, the United Kingdom and Luxembourg. Doing business internationally, including any future efforts by us or a collaborator to commercialize our product candidates outside the United States, involves a number of risks related to these international markets or business relationships, including but not limited to:

•	different regulatory requirements for product approvals in foreign countries;

•	different approaches by reimbursement agencies regarding the assessment of the cost effectiveness of our products;

•	reduced protection for intellectual property rights in certain foreign countries;

•	unexpected changes in tariffs, trade barriers and regulatory requirements;

•	different reimbursement systems for dermatological medications and for clinicians treating patients with dermatological conditions;

•	economic weakness, including inflation, or political instability in particular foreign economies and markets;

•	multiple, conflicting and changing laws and regulations such as privacy regulations, tax laws, export and import restrictions, employment laws, immigration laws, labor laws, regulatory requirements and other governmental approvals, permits and licenses;

•	foreign taxes, including withholding of payroll taxes;

•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenues, and other obligations incident to doing business in another country;

•	financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the impact of local and regional financial crises on demand and payment for our products and exposure to foreign currency exchange rate fluctuations;

•	difficulties in staffing and managing foreign operations by us or our collaboration partners;

•	workforce uncertainty in countries where labor unrest is more common than in the United States;

•	certain expenses including, among others, expenses for travel, translation and insurance;

•	limits in our or our collaboration partners’ ability to penetrate international markets;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad;

•	potential liability resulting from activities conducted on our behalf by distributors or other vendors we engage;

•	regulatory and compliance risks that relate to maintaining accurate information and control over sales and activities that may fall within the purview of the U.S. Foreign Corrupt Practices Act, its books and records provisions or its anti-bribery provisions; and

•	business interruptions resulting from natural disasters, outbreak of disease or geopolitical actions, including war, terrorism, political unrest, boycotts, curtailment of trade or other business restrictions.

Any collaboration arrangements that we may enter into in the future may not be successful, which could adversely affect our ability to develop and commercialize our product candidates.

We may seek collaboration arrangements for the commercialization, or potentially for the development, of certain of our product candidates depending on the merits of retaining commercialization rights for ourselves as compared to entering into collaboration arrangements. We will face, to the extent that we decide to enter into collaboration agreements, significant competition in seeking appropriate collaborators. Moreover, collaboration arrangements are complex and time-consuming to negotiate, document, implement and maintain. We may not be successful in our efforts to establish and implement collaborations or other alternative arrangements should we so chose to enter into such arrangements. The terms of any collaborations or other arrangements that we may establish may not be favorable to us.

Any future collaborations that we enter into may not be successful. The success of our collaboration arrangements will depend heavily on the efforts and activities of our collaborators. Collaborations are subject to numerous risks, which may include risks that:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to collaborations;

•	collaborators may not pursue development and commercialization of our product candidates or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in their strategic focus due to their acquisition of competitive products or their internal development of competitive products, availability of funding or other external factors, such as a business combination that diverts resources or creates competing priorities;

•	collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial, abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

•	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our products or product candidates;

•	a collaborator with marketing, manufacturing and distribution rights to one or more products may not commit sufficient resources to or otherwise not perform satisfactorily in carrying out these activities;

•	we could grant exclusive rights to our collaborators that would prevent us from collaborating with others;

•	collaborators may not properly maintain or defend our intellectual property rights or may use our intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential liability;

•	disputes may arise between us and a collaborator that causes the delay or termination of the research, development or commercialization of our current or future product candidates or that results in costly litigation or arbitration that diverts management attention and resources;

•	collaborations may be terminated, and, if terminated, this may result in a need for additional capital to pursue further development or commercialization of the applicable current or future product candidates;

•	collaborators may own or co-own intellectual property covering products that results from our collaborating with them, and in such cases, we would not have the exclusive right to develop or commercialize such intellectual property;

•	disputes may arise with respect to the ownership of any intellectual property developed pursuant to our collaborations; and

•	a collaborator’s sales and marketing activities or other operations may not be in compliance with applicable laws resulting in civil or criminal proceedings.

We will incur significant costs as a result of operating as a public company, and our management will devote substantial time to new compliance initiatives. We may fail to comply with the rules that apply to public companies, including Section 404 of the Sarbanes-Oxley Act of 2002, which could result in sanctions or other penalties that would harm our business.

We will incur significant legal, accounting and other expenses as a public company, including costs resulting from public company reporting obligations under the Securities Exchange Act of 1934, as amended, and regulations regarding corporate governance practices. The listing requirements of The NASDAQ Global Market and the rules of the Securities and Exchange Commission, or SEC, require that we satisfy certain corporate governance requirements relating to director independence, filing annual and interim reports, stockholder meetings, approvals and voting, soliciting proxies, conflicts of interest and a code of conduct. Our management and other personnel will need to devote a substantial amount of time to ensure that we comply with all of these requirements. Moreover, the reporting requirements, rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. Any changes we make to comply with these obligations may not be sufficient to allow us to satisfy our obligations as a public company on a timely basis, or at all. These reporting requirements, rules and regulations, coupled with the increase in potential litigation exposure associated with being a public company, could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or board committees or to serve as executive officers, or to obtain certain types of insurance, including directors’ and officers’ insurance, on acceptable terms.

After this offering, we will be subject to Section 404 of The Sarbanes-Oxley Act of 2002, or Section 404, and the related rules of the SEC, which generally require our management and independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting. Beginning with the second annual report that we will be required to file with the SEC, Section 404 requires an annual management assessment of the effectiveness of our internal control over financial reporting. However, for so long as we remain an emerging growth company as defined in the JOBS Act, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404. Once we are no longer an emerging growth company or, if prior to such date, we opt to no longer take advantage of the applicable exemption, we will be required to include an opinion from our independent registered public accounting firm on the effectiveness of our internal controls over financial reporting. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

To date, we have never conducted a review of our internal control for the purpose of providing the reports required by these rules. During the course of our review and testing, we may identify deficiencies and be unable to remediate them before we must provide the required reports. Furthermore, if we have a material weakness in our internal controls over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We or our independent registered public accounting firm may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting, which could harm our operating results, cause investors to lose confidence in our reported financial information and cause the trading price of our stock to fall. In addition, as a public company we will be required to file accurate and timely quarterly and annual reports with the SEC under the Securities Exchange Act of 1934, as amended. In order to report our results of operations and financial statements on an accurate and timely basis, we will depend on CROs to provide timely and accurate notice of their costs to us. Any failure to report our financial results on an accurate and timely basis could result in sanctions, lawsuits, delisting of our shares from The NASDAQ Global Market or other adverse consequences that would materially harm to our business.

Unfavorable global economic or political conditions could adversely affect our business, financial condition or results of operations.

Our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. Furthermore, the market for aesthetic medical procedures may be particularly vulnerable to unfavorable economic conditions. In particular, we do not currently plan to pursue coverage and reimbursement for procedures using SNA-001, if cleared, for acne or other clinical indications and, as a result, demand for this product will be tied to discretionary spending levels of our targeted patient population. A global financial crisis or a global or regional political disruption could cause extreme volatility in the capital and credit markets. A severe or prolonged economic downturn or political disruption could result in a variety of risks to our business, including weakened demand for our lead product candidates or any future product candidates, if approved, and our ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy or political disruption could also strain our manufacturers or suppliers, possibly resulting in supply disruption, or cause our customers to delay making payments for our services. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the political or economic climate and financial market conditions could adversely impact our business.

We or the third parties upon whom we depend may be adversely affected by earthquakes or other natural disasters and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Our corporate headquarters and other facilities are located in the Northern Los Angeles Area, which in the past has experienced both severe earthquakes and wildfires. We do not carry earthquake insurance. Earthquakes, wildfires or other natural disasters could severely disrupt our operations, and have a material adverse effect on our business, results of operations, financial condition and prospects.

If a natural disaster, power outage or other event occurred that prevented us from using all or a significant portion of our headquarters, that damaged critical infrastructure, such as our enterprise financial systems or manufacturing resource planning and enterprise quality systems, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. The disaster recovery and business continuity plans we have in place currently are limited and are unlikely to prove adequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which, particularly when taken together with our lack of earthquake insurance, could have a material adverse effect on our business.

Furthermore, integral parties in our supply chain are similarly vulnerable to natural disasters or other sudden, unforeseen and severe adverse events. If such an event were to affect our supply chain, it could have a material adverse effect on our business.

Significant disruptions of information technology systems or breaches of data security could materially adversely affect our business, results of operations and financial condition.

We collect and maintain information in digital form that is necessary to conduct our business, and we are increasingly dependent on information technology systems and infrastructure to operate our business. In the ordinary course of our business, we collect, store and transmit large amounts of confidential information, including intellectual property, proprietary business information and personal information. It is critical that we do so in a secure manner to maintain the confidentiality and integrity of such confidential information. We have established physical, electronic, and organizational measures to safeguard and secure our systems to prevent a data compromise, and rely on commercially available systems, software, tools, and monitoring to provide security for our information technology systems and the processing, transmission and storage of digital information. We have also outsourced elements of our information technology infrastructure, and as a result a number of third-party vendors may or could have access to our confidential information. Our internal information technology systems and infrastructure, and those of our current and any future collaborators, contractors and consultants and other third parties on which we rely, are vulnerable to damage from computer viruses, malware, natural disasters, terrorism, war, telecommunication and electrical failures, cyber-attacks or cyber-intrusions over the Internet, attachments to emails, persons inside our organization, or persons with access to systems inside our organization.

The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. In addition, the prevalent use of mobile devices that access confidential information increases the risk of data security breaches, which could lead to the loss of confidential information or other intellectual property. The costs to us to mitigate network security problems, bugs, viruses, worms, malicious software programs and security vulnerabilities could be significant, and while we have implemented security measures to protect our data security and information technology systems, our efforts to address these problems may not be successful, and these problems could result in unexpected interruptions, delays, cessation of service and other harm to our business and our competitive position. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our product development programs. For example, the loss of clinical trial data from completed or ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Moreover, if a computer security breach affects our systems or results in the unauthorized release of personally identifiable information, our reputation could be materially damaged. In addition, such a breach may require notification to governmental agencies, the media or individuals pursuant to various federal and state privacy and security laws, if applicable, including the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Clinical Health Act of 2009, and its implementing rules and regulations, as well as regulations promulgated by the Federal Trade Commission and state breach notification laws. We would also be exposed to a risk of loss or litigation and potential liability, which could materially adversely affect our business, results of operations and financial condition.

Our employees and independent contractors, including principal investigators, consultants, commercial collaborators, service providers and other vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements, which could have an adverse effect on our results of operations.

We are exposed to the risk that our employees and independent contractors, including principal investigators, consultants, any future commercial collaborators, service providers and other vendors may engage in misconduct or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or other unauthorized activities that violate the laws and regulations of the FDA and other similar regulatory bodies, including those laws that require the reporting of true, complete and accurate information to such regulatory bodies; manufacturing standards; U.S. federal and state healthcare fraud and abuse, data privacy laws and other similar non-U.S. laws; or laws that require the true, complete and accurate reporting of financial information or data. Activities subject to these laws also involve the improper use or misrepresentation of information obtained in the course of clinical trials, the creation of fraudulent data in our nonclinical studies or clinical trials, or illegal misappropriation of product, which could result in regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter misconduct by employees and other third-parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. In addition, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and financial results, including, without limitation, the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgements, possible exclusion from participation in Medicare, Medicaid and other U.S. healthcare programs, individual imprisonment, other sanctions, contractual damages, reputational harm, diminished profits and future earnings and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

Our business involves the use of hazardous materials and we and our third-party manufacturers and suppliers must comply with environmental laws and regulations, which can be expensive and restrict how we do business.

Our research and development activities and our third-party manufacturers’ and suppliers’ activities involve the controlled storage, use and disposal of hazardous materials owned by us, including the components of our product and product candidates and other hazardous compounds. We and our manufacturers and suppliers are subject to laws and regulations governing the use, manufacture, storage, handling and disposal of these hazardous materials. In some cases, these hazardous materials and various wastes resulting from their use are stored at our and our manufacturers’ facilities pending their use and disposal. We cannot eliminate the risk of contamination, which could cause an interruption of our commercialization efforts, research and development efforts and business operations, environmental damage resulting in costly clean-up and liabilities under applicable laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. Although we believe that the safety procedures utilized by our third-party manufacturers for handling and disposing of these materials generally comply with the standards prescribed by these laws and regulations, we cannot guarantee that this is the case or eliminate the risk of accidental contamination or injury from these materials. In such an event, we may be held liable for any resulting damages and such liability could exceed our resources and state or federal or other applicable authorities may curtail our use of certain materials and/or interrupt our business operations. Furthermore, environmental laws and regulations are complex, change frequently and have tended to become more stringent. We cannot predict the impact of such changes and cannot be certain of our future compliance. We do not currently carry biological or hazardous waste insurance coverage.

Risks Related to Intellectual Property

Our Topical by Design and Topical Photoparticle Therapy technologies and any future products that we commercialize could be alleged to infringe patent rights and other proprietary rights of third parties, which may require costly litigation and, if we are not successful, could cause us to pay substantial damages and/or limit our ability to commercialize our products.

Our commercial success depends on our ability to develop, manufacture and market our Topical by Design and Topical Photoparticle Therapy technologies and use our proprietary technology without infringing the patents and other proprietary rights of third parties. Intellectual property disputes can be costly to defend and may cause our business, operating results and financial condition to suffer. We operate in an industry with extensive intellectual property litigation. As the biopharmaceutical and dermatological product industries expand and more patents are issued, the risk increases that there may be patents issued to third parties that relate to our products and technology of which we are not aware or that we may need to challenge to continue our operations as currently contemplated.

Whether merited or not, we may face allegations that we have infringed the trademarks, copyrights, patents and other intellectual property rights of third parties, including patents held by our competitors or by non-practicing entities. We may also face allegations that our employees have misappropriated the intellectual property rights of their former employers or other third parties. Litigation may make it necessary to defend ourselves by determining the scope, enforceability and validity of third-party proprietary rights, or to establish our proprietary rights. Regardless of whether claims that we are infringing patents or other intellectual property rights have merit, the claims can be time consuming, divert management attention and financial resources and are costly to evaluate and defend. Results of any such litigation are difficult to predict and may require us to stop treating certain conditions, obtain licenses or modify our products and features while we develop non-infringing substitutes, or may result in significant settlement costs. For example, litigation can involve substantial damages for infringement (and if the court finds that the infringement was willful, we could be ordered to pay treble damages and the patent owner’s attorneys’ fees), and the court could prohibit us from selling or licensing our products unless the third party licenses rights to us, which it is not required to do at a commercially reasonable price or at all. If a license is available from a third party, we may have to pay substantial royalties, upfront fees or grant cross-licenses to intellectual property rights for our products. We may also have to redesign our products so they do not infringe third-party intellectual property rights, which may not be possible at all or may require substantial monetary expenditures and time, during which our products may not be available for manufacture, use, or sale.

In addition, patent applications in the United States and many international jurisdictions are typically not published until 18 months after the filing of certain priority documents (or, in some cases, are not published until they issue as patents) and publications in the scientific literature often lag behind actual discoveries. Thus, we cannot be certain that others have not filed patent applications or made public disclosures relating to our technology or our contemplated technology. A third party may have filed, and may in the future file, patent applications covering our products or technology similar to ours. Any such patent application may have priority over our patent applications or patents, which could further require us to obtain rights to issued patents covering such technologies. If another party has filed a U.S. patent application on inventions similar to ours, depending on whether the timing of the filing date falls under certain patent laws, we may have to participate in a priority contest (such as an interference proceeding) declared by the United States Patent and Trademark Office, to determine priority of invention in the United States. For example, in October 2015, Patent Interference No. 106,037 was declared by the Patent Trial and Appeal Board, or the PTAB, between our U.S. Patent No. 8,821,941, which is directed to treating hair follicles with plasmonic particles, and U.S. Patent Application No. 13/789,575, which lists Massachusetts General Hospital, or GHC, as assignee. Although the PTAB entered judgment against GHC in October 2016, GHC has filed an appeal with the U.S. Court of Appeals for the Federal Circuit. The costs of this and other proceedings could be substantial, and it is possible that such efforts would be unsuccessful if it is determined that the other party had independently arrived at the same or similar invention prior to our own invention, resulting in a loss of our U.S. patent position with respect to such inventions.

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business with respect to intellectual property. Although we are not currently subject to any claims from third parties asserting infringement of their intellectual property rights, in the future, we may receive claims from third parties asserting infringement of their intellectual property rights. Future litigation may be necessary to establish our intellectual property rights or to defend ourselves by determining the scope, enforceability and validity of third-party intellectual property rights. There can be no assurance with respect to the outcome of any current or future litigation brought by or against us, and the outcome of any such litigation could have a material adverse impact on our business, operating results and financial condition. Litigation is inherently unpredictable and outcomes are uncertain. Further, as the costs and outcome of these types of claims and proceedings can vary significantly, it is difficult to estimate potential losses that may occur. Accordingly, we are unable at this time to estimate the effects of these potential future lawsuits on our financial condition, operations or cash flows.

Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common stock. Finally, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations.

With respect to adverse proceedings in which we are currently involved (see “Business—Legal Proceedings”), we plan to vigorously protect our intellectual property rights. However as with all adverse proceedings, regardless of the merits of third-party claims, such proceedings are time-consuming and costly to litigate or settle, and may divert managerial attention and resources away from our business objectives. Successful pending claims against us could result in monetary liability and/or prevent us from operating our business, or portions of our business. Resolution of claims may require us to obtain rights to third-party intellectual property rights, which may be expensive to procure, or we may be required to cease using certain intellectual property altogether. These and other risks are inherent to adverse proceedings involving intellectual property.

If we are unable to obtain, maintain and enforce intellectual property protection directed to our Topical by Design and/or Topical Photoparticle Therapy technology and any future technologies that we develop, others may be able to make, use, or sell products substantially the same as ours, which could adversely affect our ability to compete in the market.

We have not pursued or maintained, and may not pursue or maintain in the future, patent protection for our products in every country or territory in which we may sell our products. In addition, we cannot be sure that any of our pending patent applications or pending trademark applications will issue or that, if issued, they will issue in a form that will be advantageous to us. The United States Patent and Trademark Office, or the USPTO, international patent offices or judicial bodies may deny or significantly narrow claims made under our patent applications and our issued patents may be successfully challenged, may be designed around, or may otherwise be of insufficient scope to provide us with protection for our commercial products. Further, the USPTO, international trademark offices or judicial bodies may deny our trademark applications and, even if published or registered, these trademarks may not effectively protect our brand and goodwill. Like patents, trademarks also may be successfully opposed or challenged.

We cannot be certain that the steps we have taken will prevent unauthorized use or unauthorized reverse engineering of our technology. Moreover, third parties may independently develop technologies that are competitive with ours and such competitive technologies may or may not infringe our intellectual property. The enforcement of our intellectual property rights also depends on the success of our legal actions against these infringers in the respective country or forum, but these actions may not be successful. As with all granted intellectual property, such intellectual property may be challenged, invalidated or circumvented, may not provide specific protection and/or may not prove to be enforceable in actions against specific alleged infringers.

The market for biopharmaceuticals and dermatological treatments is highly competitive and subject to rapid technological change. Our success depends, in part, upon our ability to maintain a competitive position in the development and protection of technologies and products for use in these fields and upon our ability to obtain, maintain and enforce our intellectual property rights in connection therewith. We seek to obtain and maintain patents and other intellectual property rights to restrict the ability of others to market products that misappropriate our technology and/or infringe our intellectual property to unfairly and illegally compete with our products. If we are unable to protect our intellectual property and proprietary rights, our competitive position and our business could be harmed, as third parties may be able to make, use, or sell products that are substantially the same as ours without incurring the sizeable development and licensing costs that we have incurred, which would adversely affect our ability to compete in the market. With respect to our Topical Photopartical Technology, under our exclusive supply and license agreement with nanoComposix, we are solely responsible for prosecuting the licensed patent rights throughout the world, at our expense, and we have the first right to enforce within our licensed field and defend the licensed patent rights throughout the world, at our expense.

We use a combination of patents, trademarks, know-how, confidentiality procedures and contractual provisions to protect our proprietary technology. However, these protections may not be adequate and may not provide us with any competitive advantage. For example, patents may not issue from any of our currently pending or any future patent applications, and our issued patents and any future patents that may issue may not survive legal challenges to their scope, validity or enforceability, or provide significant protection for us.

If we or one of our current or future collaborators were to initiate legal proceedings against a third party to enforce a patent covering one of our lead product candidates or future product candidates, the defendant could counterclaim that our patent is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Third parties may also raise similar claims before the USPTO, even outside the context of litigation. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our product candidates. Such a loss of patent protection would have a material adverse impact on our business.

Even if our patents are determined by a court to be valid and enforceable, they may not be interpreted sufficiently broadly to prevent others from marketing products similar to ours or designing around our patents. For example, third parties may be able to make product that are similar to ours but that are not covered by the claims of our patents. Third parties may assert that we or our licensors were not the first to make the inventions covered by our issued patents or pending patent applications. The claims of our issued patents or patent applications when issued may not cover our proposed commercial technologies or the future products that we develop. We may not have freedom to commercialize unimpeded by the patent rights of others. Third parties may have dominating, blocking, or other patents relevant to our technology of which we are not aware. There may be prior public disclosures or art that could be deemed to invalidate one or more of our patent claims. Further, we may not develop additional proprietary technologies in the future, and, if we do, they may not be patentable.

Patent law can be highly uncertain and involve complex legal and factual questions for which important principles remain unresolved. In the United States and in many international jurisdictions, policy regarding the breadth of claims allowed in patents can be inconsistent. The U.S. Supreme Court and the Court of Appeals for the Federal Circuit have made, and will likely continue to make, changes in how the patent laws of the United States are interpreted. Similarly, international courts have made, and will likely continue to make, changes in how the patent laws in their respective jurisdictions are interpreted. We cannot predict future changes in the interpretation of patent laws or changes to patent laws that might be enacted into law by U.S. and international legislative bodies. Those changes may materially affect our patents, our ability to obtain patents or the patents and patent applications of our licensors.

Patent reform legislation in the United States could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. For example, on September 16, 2011, the Leahy-Smith America Invents Act, or Leahy-Smith Act, was signed into law. The Leahy-Smith Act included a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art, may affect patent litigation, and switch the U.S. patent system from a “first-to-invent” system to a “first-to-file” system. Under a “first-to-file” system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to the patent on an invention regardless of whether another inventor had made the invention earlier. The United States Patent and Trademark Office recently developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, and in particular, the first-to-file provisions, only became effective on March 16, 2013. The Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, which could have a material adverse effect on our business and financial condition.

In addition, we have a number of international patents and patent applications, and expect to continue to pursue patent protection in many of the significant markets in which we intend to do business. The laws of some international jurisdictions may not protect intellectual property rights to the same extent as laws in the United States, and many companies have encountered significant difficulties in obtaining, protecting, and defending such rights in international jurisdictions. If we encounter such difficulties or we are otherwise precluded from effectively protecting our intellectual property rights in international jurisdictions, our business prospects could be substantially harmed. Varying filing dates in international countries may also permit intervening third parties to allege priority to certain technology.

Patent terms may be shortened or lengthened by, for example, terminal disclaimers, patent term adjustments, supplemental protection certificates, and patent term extensions. Patent term extensions and supplemental protection certificates, and the like, may be impacted by the regulatory process and may not significantly lengthen patent term. Non-payment or delay in payment of patent fees or annuities, delay in patent filings or delay in extension filing (including any patent term extension or adjustment filing), whether intentional or unintentional, may also result in the loss of patent rights important to our business. Certain countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to other parties. In addition, many countries limit the enforceability of patents against other parties, including government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of any patents.

In addition to the protection afforded by patents, we rely on confidentiality agreements to protect confidential information and proprietary know-how that is not patentable or that we elect not to patent, processes for which patents are difficult to enforce and any other elements of our product candidate discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. We seek to protect our proprietary technology and processes, in part, by entering into confidentiality agreements with our employees, consultants, scientific advisors and contractors. We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our confidential information or proprietary technology and processes. We also seek to preserve the integrity and confidentiality of our data and other confidential information by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached and detecting the disclosure or misappropriation of confidential information and enforcing a claim that a party illegally disclosed or misappropriated confidential information is difficult, expensive and time-consuming, and the outcome is unpredictable. Further, we may not be able to obtain adequate remedies for any breach. In addition, our confidential information may otherwise become known or be independently discovered by competitors, in which case we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. We may in the future rely on trade secret protection, which would be subject to the risks identified above with respect to confidential information.

Monitoring unauthorized use of our intellectual property is difficult and costly. From time to time, we review our competitors’ products, and may in the future seek to enforce our patents or other rights against potential infringement. However, the steps we have taken to protect our proprietary rights may not be adequate to prevent misappropriation of our intellectual property. We may not be able to detect unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Our competitors may also independently develop similar technology. Any inability to meaningfully protect our intellectual property could result in competitors offering products that incorporate our product or service features, which could reduce demand for our products. In addition, we may need to defend our patents from third-party challenges, such as (but not limited to) interferences, derivation proceedings, re-examination proceedings, post-grant review, inter partes review, third-party submissions, oppositions, nullity actions, or other patent proceedings. We may need to initiate infringement claims or litigation. Adverse proceedings such as litigation can be expensive, time consuming and may divert the efforts of our technical and managerial personnel, which could in turn harm our business, whether or not we receive a determination favorable to us. In addition, in an infringement proceeding, a court or other judicial body may decide that the patent we seek to enforce is invalid or unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that the patent in question does not cover the technology in question. An adverse result in any litigation could put one or more of our patents at risk of being invalidated or interpreted narrowly. Some of our competitors may be able to devote significantly more resources to intellectual property litigation, and may have significantly broader patent portfolios to assert against us if we assert our rights against them. Further, because of the substantial discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be disclosed or otherwise compromised during litigation.

We may not be able to correctly estimate or control our future operating expenses in relation to obtaining intellectual property, enforcing intellectual property and/or defending intellectual property, which could affect operating expenses. Our operating expenses may fluctuate significantly in the future as a result of a variety of factors, including the costs of preparing, filing, prosecuting, defending, and enforcing patent and trademark claims and other intellectual property-related costs, including adverse proceedings (such as litigation) costs.

With respect to our Topical by Design technology, if we do not obtain rights to commercialize certain compounds, there is a risk that such rights will be exploited by another entity. As with all licenses to third parties in specific fields of use, there is a risk of impermissible exploitation by such third parties outside the licensed field.

With respect to our Topical Photoparticle Therapy technology, if the nanoComposix agreement is terminated or narrowed, we could lose intellectual property rights that may be material to our Topical Photoparticle Therapy products. This agreement may be terminated by nanoComposix for our nonpayment or material breach, in either case, after the opportunity to cure and final determination in arbitration, or for our failure to receive FDA regulatory approval to sell a licensed product by August 2022, or for our insolvency or bankruptcy, or if we or our affiliate or future sublicensee initiates or voluntarily joins as a party to any legal action that challenges the validity or enforceability of the nanoComposix licensed patent rights, or nanoComposix’s title thereto, or by joint written agreement. We may enter into additional licenses and agreements in the future and, as with all such arrangements, if we do not comply with obligations, we may suffer adverse consequences. Likewise, we are party to several agreements that although do not currently have a material impact on intellectual property, may become material if certain obligations are not fulfilled by any of the contracting parties.

Our intellectual property agreements with third parties may be subject to disagreements over contract interpretation, which could narrow the scope of our rights to the relevant intellectual property or technology or increase our financial or other obligations to our licensors.

Certain provisions in our intellectual property agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could affect the scope of our rights to the relevant intellectual property or technology, or affect financial or other obligations under the relevant agreement, either of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact conceives or develops intellectual property that we regard as our own. Our assignment agreements may not be self-executing or may be breached, and we may be forced to bring claims against third parties, or defend claims they may bring against us, to determine the ownership of what we regard as our intellectual property.

We may be subject to claims challenging the inventorship or ownership of our patents and other intellectual property.

We may also be subject to claims that former employees, collaborators or other third parties have an ownership interest in our patents or other intellectual property. Litigation may be necessary to defend against these and other claims challenging inventorship or ownership. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and distraction to management and other employees.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on product candidates, including all of the licensed rights under our exclusive supply and license agreement with nanoComposix, in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biopharmaceuticals, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.

Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented, declared generic or conflict with third-party rights. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition by potential partners or customers in our markets of interest. In addition, third parties may file first for our trademarks in certain countries. If they succeeded in registering such trademarks, and if we were not successful in challenging such third-party rights, we may not be able to use these trademarks to market our products in those countries. In such cases, over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then our marketing abilities may be impacted.

We have not yet registered trademarks for a commercial trade name for our lead product candidates in the United States or foreign jurisdictions and failure to secure such registrations could adversely affect our business.

We have not yet registered trademarks for a commercial trade name for our lead product candidates in the United States or any foreign jurisdiction, if approved. During trademark registration proceedings, we may receive rejections. Although we are given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. Moreover, any name we propose to use with our product candidates in the United States must be approved by the FDA, regardless of whether we have registered it, or applied to register it, as a trademark. The FDA typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names. If the FDA objects to any of our proposed proprietary product names, we may be required to expend significant additional resources in an effort to identify a suitable substitute name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA.

If we are unable to protect the confidentiality of our proprietary information and know-how, the value of our technology and products could be adversely affected.

We may not be able to protect our proprietary information and technology adequately. Although we use reasonable efforts to protect our proprietary information, technology, and know-how, our employees, consultants, contractors and outside scientific advisors may unintentionally or willfully disclose our information to competitors. Enforcing a claim that a third party illegally obtained and is using any of our proprietary information, technology or know-how is expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing to protect proprietary information, technology, and know-how. We rely, in part, on non-disclosure and confidentiality agreements with our employees, consultants and other parties to protect our proprietary information, technology, and know-how. These agreements may be breached and we may not have adequate remedies for any breach. Moreover, others may independently develop similar or equivalent proprietary information, and third parties may otherwise gain access to our proprietary knowledge.

Risks Related to Government Regulation

The regulatory approval processes of the FDA and comparable foreign authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval or other marketing authorizations for our product candidates, our business will be substantially harmed.

The time required to obtain approval or other marketing authorizations by the FDA and comparable foreign authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. We have not obtained regulatory approval for any product candidate and it is possible that none of our existing product candidates or any product candidates we may seek to develop in the future will ever obtain regulatory approval. Neither we nor any future collaborator is permitted to market SNA-120, SNA-125 or any future drug product candidates in the United States until we receive regulatory approval of an NDA from the FDA, nor can we or any future collaborator market SNA-001 or any future product candidates under the 510(k) clearance process in the United States until we receive clearance or marketing authorization from the FDA.

Prior to obtaining approval to commercialize SNA-120, SNA-125 and any other drug product candidate in the United States or abroad, we or our collaborators must demonstrate with substantial evidence from well-controlled clinical trials, and to the satisfaction of the FDA or foreign regulatory agencies, that such product candidates are safe and effective for their intended uses. Results from nonclinical studies and clinical trials can be interpreted in different ways. Even if we believe the nonclinical or clinical data for our product candidates are promising, such data may not be sufficient to support approval by the FDA and other regulatory authorities. The FDA may also require us to conduct additional nonclinical studies or clinical trials for our product candidates either prior to or post-approval, or it may object to elements of our clinical development program. In addition, the FDA typically refers applications for novel drugs, like SNA-120 and potentially other of our future product candidates, to an advisory committee comprised of outside experts. The FDA is not bound by the recommendation of the advisory committee, but it considers such recommendation when making its decision.

If our pivotal trials for SNA-001 are successful, we expect to pursue FDA clearance of SNA-001 for the treatment of acne and the reduction of light-pigmented hair under the FDA’s 510(k) premarket notification process. Before we can market SNA-001 for these indications in the United States, we are required to obtain clearance from the FDA under Section 510(k) of the FDCA. In the 510(k) clearance process, the FDA must determine that a proposed device is “substantially equivalent” to a device legally on the market, known as a “predicate” device, with respect to intended use, technology and safety and effectiveness, in order to clear the proposed device for marketing. Clinical data is sometimes required to support substantial equivalence. Under certain conditions, a medical device is required to be received under pre-market approval, or PMA, application from the FDA. The PMA pathway requires an applicant to demonstrate the safety and effectiveness of the device based, in part, on extensive data, including, but not limited to, technical, nonclinical, clinical trial, manufacturing and labeling data. The PMA process is typically required for devices that are deemed to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices. However, some devices are automatically subject to the PMA pathway regardless of the level of risk they pose because they have not previously been classified into a lower risk class by the FDA. Manufacturers of these devices may request that FDA review such devices in accordance with the de novo classification procedure, which allows a manufacturer whose novel device would otherwise require the submission and approval of a PMA prior to marketing to request down-classification of the device on the basis that the device presents low or moderate risk. If the FDA agrees with the down classification based on a de novo submission, the FDA will authorize the device for marketing. This device type can then be used as a predicate device for future 510(k) submissions. The process of obtaining regulatory clearances or approvals, or completing the de novo classification process, to market a medical device can be costly and time consuming, and we may not be able to successfully obtain pre-market reviews on a timely basis, if at all.

If the FDA requires us to go through a lengthier, more rigorous examination for our products than we expect, our product introductions or modifications could be delayed or canceled, which could cause our sales to decline. In addition, the FDA may determine that SNA-001 or other future product candidates for which we pursue 510(k) clearance will require us to obtain approval through the PMA process, which is generally more costly and uncertain and can take from one to three years, or longer, from the time the application is submitted to the FDA until an approval is obtained. Further, even where a PMA is not required, we cannot assure you that we will be able to obtain 510(k) clearances with respect to such product candidates or modifications to previously cleared products.

The FDA or any foreign regulatory bodies can delay, limit or deny approval or clearance of our product candidates or require us to conduct additional nonclinical or clinical testing or abandon a program for many reasons, including:

•	the FDA or the applicable foreign regulatory agency’s disagreement with the design or implementation of our clinical trials;

•	negative or ambiguous results from our clinical trials or results that may not meet the level of statistical significance required by the FDA or comparable foreign regulatory agencies for approval;

•	serious and unexpected drug-related side effects experienced by participants in our clinical trials or by individuals using drugs similar to our product candidates;

•	our inability to demonstrate to the satisfaction of the FDA or the applicable foreign regulatory body that our product candidates are safe and effective for the proposed indication, or in the case of the 510(k) clearance process, that our product candidate is substantially equivalent to a predicate device;

•	the FDA’s or the applicable foreign regulatory agency’s disagreement with the interpretation of data from nonclinical studies or clinical trials;

•	our inability to demonstrate the clinical and other benefits of our product candidates outweigh any safety or other perceived risks;

•	the FDA’s or the applicable foreign regulatory agency’s requirement for additional nonclinical studies or clinical trials;

•	the FDA’s or the applicable foreign regulatory agency’s disagreement regarding the formulation, labeling or the specifications of our product candidates;

•	the FDA’s or the applicable foreign regulatory agency’s failure to approve the manufacturing processes or facilities of third-party manufacturers with which we contract; or

•	the potential for approval policies or regulations of the FDA or the applicable foreign regulatory agencies to significantly change in a manner rendering our clinical data insufficient for approval.

Of the large number of products in development, only a small percentage successfully complete the FDA or foreign regulatory approval processes and are commercialized. The lengthy approval or marketing authorization process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory approval or marketing authorization to market our product candidates, which would significantly harm our business, financial condition, results of operations and prospects.

Even if we eventually complete clinical testing and receive approval of an FDA or foreign marketing application for our product candidates, the FDA or the applicable foreign regulatory agency may grant approval or other marketing authorization contingent on the performance of costly additional clinical trials, including post-market clinical trials, and/or the implementation of a REMS, in the case of SNA-120, SNA-125 and any other drug product candidates, which may be required to ensure safe use of the drug after approval. The FDA or the applicable foreign regulatory agency also may approve or authorize for marketing a product candidate for a more limited indication or patient population than we originally requested, and the FDA or applicable foreign regulatory agency may not approve or authorize the labeling that we believe is necessary or desirable for the successful commercialization of a product candidate. Any delay in obtaining, or inability to obtain, applicable regulatory approval or other marketing authorization would delay or prevent commercialization of that product candidate and would materially adversely impact our business and prospects.

Moreover, obtaining FDA clearance under the FDA’s 510(k) clearance process can be expensive and uncertain, and generally takes from several months to several years, and generally requires detailed and comprehensive scientific and clinical data. Notwithstanding the expense, these efforts may never result in marketing authorization. Even if we were to obtain the requisite marketing authorization, it may not be for the uses we believe are important or commercially attractive, in which case we would not be permitted to market our product for those uses.

In order to market any product in the European Economic Area (which is composed of the 28 Member States of the European Union plus Norway, Iceland and Liechtenstein), or EEA, and many other foreign jurisdictions, separate regulatory approvals are required. In the EEA, medicinal products, such as SNA-120 and SNA-125, can only be commercialized after obtaining a Marketing Authorization, or MA. Before granting the MA, the EMA or the competent authorities of the Member States of the EEA make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

Our medical device product candidates must comply with the essential requirements of the EU Medical Devices Directive (Council Directive 93/42/EEC). Compliance with these requirements is a prerequisite to be able to affix the Conformité Européene, or CE, mark to such products, without which they cannot be sold or marketed in the EEA. To demonstrate compliance with the essential requirements for such product candidates, we must undergo a conformity assessment procedure, which varies according to the type of medical device and its classification. Except for low-risk medical devices (Class I with no measuring function and which are not sterile), where the manufacturer can issue an EC Declaration of Conformity based on a self-assessment of the conformity of its product candidates with the essential requirements of the EU Medical Devices Directive, a conformity assessment procedure requires the intervention of an organization accredited by a Member State of the EEA to conduct conformity assessments, or a Notified Body. Depending on the relevant conformity assessment procedure, the Notified Body would typically audit and examine the technical file and the quality system for the manufacture, design and final inspection of our devices. The Notified Body issues a CE Certificate of Conformity following successful completion of a conformity assessment procedure conducted in relation to the medical device and its manufacturer and their conformity with the essential requirements. This certificate entitles the manufacturer to affix the CE mark to its medical devices after having prepared and signed a related EC Declaration of Conformity. As a general rule, demonstration of conformity of medical devices and their manufacturers with the essential requirements must be based, among other things, on the evaluation of clinical data supporting the safety and performance of the products during normal conditions of use. Specifically, a manufacturer must demonstrate that the device achieves its intended performance during normal conditions of use, that the known and foreseeable risks, and any adverse events, are minimized and acceptable when weighed against the benefits of its intended performance, and that any claims made about the performance and safety of the device (e.g., product labeling and instructions for use) are supported by suitable evidence. If we are unable to demonstrate conformity of SNA-001 and our manufacturers with these requirements, or otherwise fail to remain in compliance with applicable European laws and directives, we would be unable to affix (or continue to affix) the CE mark to SNA-001, which would prevent us from selling SNA-001 within the EEA.

Further, based on our preliminary discussions with our Notified Body, the National Standards Authority of Ireland, SNA-001, when intended for the removal of light-pigmented hair, may currently not fall under the EU Medical Devices Directive but under EU Regulation (EC) 1223/2009 on cosmetic products, or the EU Cosmetics Products Regulation. As a result, SNA-001, when intended for removal of light-pigmented hair, may need to comply with the requirements of the EU Cosmetics Products Regulation, which are generally not more burdensome than those imposed by the Medical Devices Directive. However, this may change with the application of the new EU Medical Devices Regulation, which was adopted on April 5, 2017. The EU Medical Devices Regulation explicitly provides that high intensity electromagnetic radiation (e.g., infra-red, visible light and ultra-violet) emitting equipment intended for use on the human body, including coherent and non-coherent sources, monochromatic and broad spectrum, such as lasers and intense pulsed light equipment, for skin resurfacing, tattoo or hair removal or other skin treatment, falls under its scope. The EU Medical Devices Regulation will however not become fully applicable until three years from its entry into force, and it is not yet clear whether the inclusion within its scope of high intensity electromagnetic radiation emitting equipment for hair removal would result in SNA-001 (which is a topical product applied in combination with commercially available lasers) falling under the EU Medical Devices Regulation when intended for removal of light-pigmented hair.

The approval procedures vary among countries and can involve additional clinical testing, and the time required to obtain approval may differ from that required to obtain FDA approval. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one or more foreign regulatory authorities does not ensure approval by regulatory authorities in other foreign countries or by the FDA. However, a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in others. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. We may not be able to file for regulatory approvals or to do so on a timely basis, and even if we do file we may not receive necessary approvals to commercialize our products in any market.

In addition, the FDA and other regulatory authorities may change their policies, adopt additional regulations or revise existing regulations, or take other actions, which may prevent or delay approval or clearance or other marketing authorizations of our future products under development on a timely basis. Such policy or regulatory changes could impose additional requirements upon us that could delay our ability to obtain approvals or marketing authorizations, increase the costs of compliance or restrict our ability to maintain any marketing authorizations we may have obtained. For example, as part of the Food and Drug Administration Safety and Innovation Act enacted in 2012, Congress enacted several “Medical Device Regulatory Improvements” and miscellaneous reforms, which are intended to clarify and improve medical device regulation both pre- and post-clearance and approval.

Modifications to our product candidates cleared under the 510(k) clearance process, if any, may require new 510(k) clearances or other marketing authorizations, and if we make modifications to such products without obtaining requisite marketing authorization, we may be required to cease marketing or recall the modified products until clearances or other marketing authorizations are obtained.

Any modification to a 510(k)-cleared product or a device authorized for marketing that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, design or manufacture, requires a new 510(k) clearance or, possibly, approval of a PMA. The FDA requires every manufacturer to make this determination in the first instance, but the FDA may review any manufacturer’s decision. The FDA may not agree with our decisions regarding whether new clearances or approvals are necessary. We may make modifications or add features to any of our product candidates that are cleared under the 510(k) clearance process in the future that we believe do not require a new 510(k) clearance or approval of a PMA. If the FDA disagrees with our determination and requires us to submit new 510(k) notifications or PMA applications for modifications to our products for which we have concluded that new clearances or approvals are unnecessary, we may be required to cease marketing or to recall the modified product until we obtain clearance or approval, and we may be subject to significant regulatory fines or penalties. In addition, the FDA may not approve or clear our products for the indications that are necessary or desirable for successful commercialization or could require clinical trials to support any modifications. Any delay or failure in obtaining required clearances or approvals for such changes would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would harm our future growth. Any of these actions would harm our operating results.

We intend to request a special protocol assessment, from the FDA relating to our planned Phase 3 program for SNA-120, and we cannot guarantee that the FDA will issue an agreement on the SPA. Even if we do obtain FDA’s agreement, an SPA would not guarantee approval of SNA-120 or any other particular outcome from regulatory review.

If we successfully complete our planned Phase 2b trial of SNA-120, we intend to request agreement from the FDA under a special protocol assessment, or SPA, for our planned Phase 3 clinical trials of SNA-120 in patients with pruritus associated with psoriasis vulgaris. The FDA’s SPA process is designed to facilitate the FDA’s review and approval of drugs by allowing the FDA to evaluate the proposed design and size of certain clinical trials that are intended to form the primary basis for determining a drug product’s efficacy. Upon specific request by a clinical trial sponsor, the FDA will evaluate the protocol and respond to a sponsor’s questions regarding, among other things, primary efficacy endpoints, trial conduct and data analysis, within 45 days of receipt of the request. The FDA ultimately assesses whether the protocol design and planned analysis of the trial are acceptable to support regulatory approval of the product candidate with respect to the effectiveness of the indication studied. All agreements and disagreements between the FDA and the sponsor regarding an SPA must be clearly documented in an SPA letter or the minutes of a meeting between the sponsor and the FDA.

However, an SPA agreement does not guarantee approval of a product candidate, even if the trial is conducted in accordance with the protocol. Moreover, even if the FDA agrees to the design, execution, and analysis proposed in protocols reviewed under the SPA process, the FDA may revoke or alter its agreement in certain circumstances. In particular, an SPA agreement is not binding on the FDA if public health concerns emerge that were unrecognized at the time of the SPA agreement, other new scientific concerns regarding product safety or efficacy arise, the sponsor fails to comply with the agreed upon trial protocols, or the relevant data, assumptions or information provided by the sponsor in a request for the SPA change or are found to be false or omit relevant facts. In addition, even after an SPA agreement is finalized, the SPA agreement may be modified, and such modification will be deemed binding on the FDA review division, except under the circumstances described above, if the FDA and the sponsor agree in writing to modify the protocol and such modification is intended to improve the study. The FDA retains significant latitude and discretion in interpreting the terms of the SPA agreement and the data and results from any study that is the subject of the SPA agreement.

There is no assurance that the FDA will agree with the design and size of any Phase 3 clinical program for which we request an SPA. Even if we do obtain agreement on an SPA, we cannot assure you that our planned Phase 3 clinical trial will succeed, will be deemed binding by the FDA under an SPA, if granted, or will result in any FDA approval for SNA-120. Moreover, if the FDA revokes or alters its agreement under an SPA, or interprets the data collected from the clinical trial differently than we do, the FDA may not deem the data sufficient to support an application for regulatory approval, which could materially adversely affect our business, financial condition and results of operations.

Even if we receive regulatory approval of our product candidates, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense, and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our product candidates.

Any regulatory approvals or other marketing authorizations we obtain for our product candidates may be subject to limitations on the indicated uses for which the product may be marketed or the conditions of approval or marketing authorization, or contain requirements for potentially costly post-market testing and surveillance to monitor the safety and efficacy of the product candidate. The FDA may also require a REMS as a condition of approval of our drug product candidates, such as SNA-120 and SNA-125, which could include requirements for a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or a comparable foreign regulatory authority authorizes our product candidates for marketing, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and recordkeeping for our product candidates will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMPs (including the QSR in the case of any of our product candidates cleared under the 510(k) clearance process), and GCP requirements for any clinical trials that we conduct post-approval. Later discovery of previously unknown problems with our product candidates, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

•	restrictions on the marketing or manufacturing of our product candidates, withdrawal of the product from the market, or voluntary or mandatory product recalls;

•	fines, warning or untitled letters or holds on clinical trials;

•	refusal by the FDA to accept new marketing applications or supplements, approve or otherwise authorize for marketing pending applications or supplements to applications filed by us or suspension or revocation of approvals or other marketing authorizations;

•	product seizure or detention, or refusal to permit the import or export of our product candidates; and

•	injunctions or the imposition of civil or criminal penalties.

The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. For example, in December 2016, the 21st Century Cures Act, or Cures Act, was signed into law. The Cures Act, among other things, is intended to modernize the regulation of drugs and devices and to spur innovation, but its ultimate implementation is unclear. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability, which would adversely affect our business, prospects, financial condition and results of operations.

In addition, we cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. For example, certain policies of the Trump administration may impact our business and industry. Namely, the Trump administration has taken several executive actions, including the issuance of a number of Executive Orders, that could impose significant burdens on, or otherwise materially delay, the FDA’s ability to engage in routine regulatory and oversight activities such as implementing statutes through rulemaking, issuance of guidance, and review and approval of marketing applications. Notably, on January 30, 2017, President Trump issued an Executive Order, applicable to all executive agencies, including the FDA, that requires that for each notice of proposed rulemaking or final regulation to be issued in fiscal year 2017, the agency shall identify at least two existing regulations to be repealed, unless prohibited by law. These requirements are referred to as the “two-for-one” provisions. This Executive Order includes a budget neutrality provision that requires the total incremental cost of all new regulations in the 2017 fiscal year, including repealed regulations, to be no greater than zero, except in limited circumstances. For fiscal years 2018 and beyond, the Executive Order requires agencies to identify regulations to offset any incremental cost of a new regulation and approximate the total costs or savings associated with each new regulation or repealed regulation. In interim guidance issued by the Office of Information and Regulatory Affairs within the Office of Management and Budget, or OMB, on February 2, 2017, the administration indicates that the “two-for-one” provisions may apply not only to agency regulations, but also to significant agency guidance documents. In addition, on February 24, 2017, President Trump issued an executive order directing each affected agency to designate an agency official as a “Regulatory Reform Officer” and establish a “Regulatory Reform Task Force” to implement the two-for-one provisions and other previously issued executive orders relating to the review of federal regulations, however it is difficult to predict how these requirements will be implemented, and the extent to which they will impact the FDA’s ability to exercise its regulatory authority. If these executive actions impose constraints on the FDA’s ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted.

Our product candidates, if authorized for marketing, may cause or contribute to adverse medical events that we are required to report to the FDA, and if we fail to do so, we would be subject to sanctions that could harm our reputation, business, financial condition and results of operations. The discovery of serious safety issues with our product candidates, or a recall of our products either voluntarily or at the direction of the FDA or another governmental authority, if such products are marketed, could have a negative impact on us.

With respect to any of our product candidates cleared under the 510(k) clearance process, we will be subject to the FDA’s medical device reporting regulations and similar foreign regulations, which require us to report to the FDA when we receive or become aware of information that reasonably suggests that one or more of our products may have caused or contributed to a death or serious injury or malfunctioned in a way that, if the malfunction were to recur, it could cause or contribute to a death or serious injury. The timing of our obligation to report is triggered by the date we become aware of the adverse event as well as the nature of the event. We may fail to report adverse events of which we become aware within the prescribed timeframe. There are similar reporting requirements for our drug product candidates, if and when they are approved. We may also fail to recognize that we have become aware of a reportable adverse event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of the product. If we fail to comply with our reporting obligations, the FDA could take action, including warning letters, untitled letters, administrative actions, criminal prosecution, imposition of civil monetary penalties, revocation of our device clearance, seizure of our products or delay in clearance of future products.

The FDA and foreign regulatory bodies have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture of a product or in the event that a product poses an unacceptable risk to health. We may also choose to voluntarily recall a product if any material deficiency is found. A government-mandated or voluntary recall by us could occur as a result of an unacceptable risk to health, component failures, malfunctions, manufacturing defects, labeling or design deficiencies, packaging defects or other deficiencies or failures to comply with applicable regulations. Product defects or other errors may occur in the future. Recalls involving our product candidates, if and when they are cleared or approved or otherwise authorized for marketing, could be particularly harmful to our business, financial condition and results of operations.

Depending on the corrective action we take to redress a device product’s deficiencies or defects, the FDA may require, or we may decide, that we will need to obtain new approvals, clearances, or other marketing authorizations for the device before we may market or distribute the corrected device. Seeking such authorizations may delay our ability to replace the recalled devices in a timely manner. Moreover, if we do not adequately address problems associated with our devices, we may face additional regulatory enforcement action, including FDA warning letters, product seizure, injunctions, administrative penalties, or civil or criminal fines.

Companies are required to maintain certain records of recalls and corrections, even if they are not reportable to the FDA. If we obtain marketing authorizations and market our medical device product candidates, we may initiate voluntary withdrawals or corrections for our products in the future that we determine do not require notification of the FDA. If the FDA disagrees with our determinations, it could require us to report those actions as recalls and we may be subject to enforcement action. A future recall announcement could harm our reputation with customers, potentially lead to product liability claims against us and negatively affect our sales.

We may be subject to healthcare laws and regulations relating to our business, and could face substantial penalties if we are determined not to have fully complied with such laws, which would have an adverse impact on our business.

Our business operations and current and future arrangements with investigators, healthcare professionals, consultants, third-party payors, customers and patients, may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations. These laws may constrain the business or financial arrangements and relationships through which we conduct our operations, including how we research, market, sell and distribute our products for which we obtain marketing approval. Such laws include:

•	the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under a U.S. healthcare program such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the U.S. federal Anti-Kickback Statute or specific intent to violate it in order to have committed a violation. In addition, the government may assert that a claim including items or services resulting from a violation of the U.S. federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act;

•	U.S. federal civil and criminal false claims laws and civil monetary penalties laws, including the civil False Claims Act, which, among other things, impose criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the U.S. government, claims for payment or approval that are false or fraudulent, knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim, or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the U.S. government;

•	the U.S. Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for, healthcare benefits, items or services. Similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and its implementing regulations, which also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information without appropriate authorization by covered entities subject to the rule, such as health plans, healthcare clearinghouses and healthcare providers as well as their business associates that perform certain services for or on their behalf involving the use or disclosure of individually identifiable health information;

•

the U.S. Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to the government information related to payments or other “transfers of value” made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, and requires applicable manufacturers and group purchasing organizations to report annually to the government ownership and investment interests held by the physicians described above and their immediate family members;

•	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers; and

•	analogous state and non-U.S. laws and regulations, such as state anti-kickback and false claims laws, which may apply to our business practices, including, but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; state laws that require pharmaceutical and device companies to comply with the industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the U.S. government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws and regulations that require manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures and pricing information; and state and non-U.S. laws governing the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Efforts to ensure that our current and future business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities may conclude that our business practices, including our consulting and advisory board arrangements with physicians and other healthcare providers, some of whom receive stock options as compensation for services provided, do not comply with current or future statutes, regulations, agency guidance or case law involving applicable healthcare laws. If our operations are found to be in violation of any of these or any other health regulatory laws that may apply to us, we may be subject to significant penalties, including the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgement, individual imprisonment, possible exclusion from participation in Medicare, Medicaid and other U.S. healthcare programs, contractual damages, reputational harm, diminished profits and future earnings, and curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. Defending against any such actions can be costly, time-consuming and may require significant financial and personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired. If any of the above occur, it could adversely affect our ability to operate our business and our results of operations.

Recently enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize our product candidates and affect the prices we may obtain.

In the U.S. and some non-U.S. jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could, among other things, prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to profitably sell any product candidates for which we obtain marketing approval.

For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, collectively the Affordable Care Act, was enacted in the United States to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. The law has continued the downward pressure on the pricing of medical items and services, especially under the Medicare program, and increased the industry’s regulatory burdens and operating costs. Among the provisions of the Affordable Care Act of importance to our potential product candidates are the following:

•	an annual, nondeductible fee payable by any entity that manufactures or imports specified branded prescription drugs and biologic agents;

•	an annual excise tax of 2.3% on any entity that manufactures or imports medical devices offered for sale in the United States which, due to subsequent legislative amendments, has been suspended from January 1, 2016 to December 31, 2017, and, absent further legislative action, will be reinstated starting January 1, 2018;

•	an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program;

•	a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected;

•	a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

•	extension of manufacturers’ Medicaid rebate liability to individuals enrolled in Medicaid managed care organizations;

•	expansion of eligibility criteria for Medicaid programs in certain states;

•	expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;

•	a new requirement to annually report drug samples that manufacturers and distributors provide to physicians;

•	a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; and

•	an independent payment advisory board that will submit recommendations to Congress to reduce Medicare spending if projected Medicare spending exceeds a specified growth rate.

Since its enactment, there have been judicial and Congressional challenges to certain aspects of the Affordable Care Act, and we expect there will be additional challenges and amendments to the Affordable Care Act in the future. The new Presidential Administration and U.S. Congress will likely continue to seek to modify, repeal, or otherwise invalidate all, or certain provisions of, the Affordable Care Act. It is uncertain the extent to which any such changes may impact our business or financial condition.

In addition, other legislative changes have been proposed and adopted in the United States since the Affordable Care Act was enacted. These changes include the Budget Control Act of 2011, which, among other things, resulted in reductions to Medicare payments to providers of 2% per fiscal year and will remain in effect through 2025; the American Taxpayer Relief Act of 2012, which, among other things, further reduced Medicare payments to several types of providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years; and the Medicare Access and CHIP Reauthorization Act of 2015, which, among other things, ended the use of the sustainable growth rate formula and provides for a 0.5% update to physician payment rates for each calendar year through 2019, after which there will be a 0% annual update each year through 2025. More recently, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed bills designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for pharmaceutical products.

Individual states in the United States have also become increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical product and medical device pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and medical devices to purchase and which suppliers will be included in their prescription drug and other healthcare programs.

We expect that the Affordable Care Act, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria, new payment methodologies and in additional downward pressure on the price that we receive for any approved or cleared product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to new requirements or policies, or if we are not able to maintain regulatory compliance, our product candidates may lose any regulatory approval that may have been obtained and we may not achieve or sustain profitability, which would adversely affect our business.

Risks Related to Our Common Stock and This Offering

Our stock price may be volatile and you may not be able to resell shares of our common stock at or above the price you paid.

The trading price of our common stock following this offering could be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. These factors include those discussed in this “Risk Factors” section of this prospectus and others such as:

•	results from, and any delays in, our clinical trials for our lead product candidates, or any other future clinical development programs;

•	announcements of regulatory approval or disapproval of our current or any future product candidates;

•	failure or discontinuation of any of our research and development programs;

•	announcements relating to future licensing, collaboration or development agreements;

•	delays in the commercialization of our current or any future product candidates;

•	acquisitions and sales of new products, technologies or businesses;

•	manufacturing and supply issues related to our product candidates for clinical trials or future product candidates for commercialization;

•	quarterly variations in our results of operations or those of our future competitors;

•	changes in earnings estimates or recommendations by securities analysts;

•	announcements by us or our competitors of new products, significant contracts, commercial relationships, acquisitions or capital commitments;

•	developments with respect to intellectual property rights;

•	our commencement of, or involvement in, litigation;

•	changes in financial estimates or guidance, including our ability to meet our future revenue and operating profit or loss estimates or guidance;

•	any major changes in our board of directors or management;

•	new legislation in the United States relating to the sale or pricing of pharmaceuticals;

•	FDA or other U.S. or foreign regulatory actions affecting us or our industry;

•	product liability claims or other litigation or public concern about the safety of our product candidates;

•	market conditions in the pharmaceutical, biopharmaceutical and biotechnology sectors; and

•	general economic conditions in the United States and abroad.

In addition, the stock markets in general, and the markets for pharmaceutical, biopharmaceutical, medical device and biotechnology stocks in particular, have experienced extreme volatility that may have been unrelated to the operating performance of the issuer. These broad market fluctuations may adversely affect the trading price or liquidity of our common stock. In the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the issuer. If any of our stockholders were to bring such a lawsuit against us, we could incur substantial costs defending the lawsuit and the attention of our management would be diverted from the operation of our business.

An active, liquid and orderly market for our common stock may not develop, and you may not be able to resell your common stock at or above the public offering price.

Prior to this offering, there has been no public market for shares of our common stock, and an active public market for our shares may not develop or be sustained after this offering. We and the representatives of the underwriters will determine the initial public offering price of our common stock through negotiation. This price will not necessarily reflect the price at which investors in the market will be willing to buy and sell our shares following this offering. In addition, an active trading market may not develop following the consummation of this offering or, if it is developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other businesses, applications, or technologies using our shares as consideration.

If securities or industry analysts do not publish research or reports about our business, or if they issue an adverse or misleading opinion regarding our stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no or few securities or industry analysts commence coverage of us, the trading price for our stock would be negatively impacted. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model, our intellectual property or our stock performance, or if our clinical trials and operating results fail to meet the expectations of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

We are an “emerging growth company” and as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our common stock may be less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price of our common stock is substantially higher than the pro forma net tangible book value per share of our common stock before giving effect to this offering. Accordingly, if you purchase our common stock in this offering, you will incur immediate substantial dilution of approximately $         per share, based on an assumed initial public offering price of $         per share, the midpoint of the range set forth on the cover of this prospectus, and our pro forma net tangible book value as of March 31, 2017. In addition, following this offering, purchasers in this offering will have contributed approximately     % of the total gross consideration paid by stockholders to us to purchase shares of our common stock, through March 31, 2017, but will own only approximately     % of the shares of common stock outstanding immediately after this offering. Furthermore, if the underwriters exercise their option to purchase additional shares, or outstanding options and warrants are exercised, you could experience further dilution. For a further description of the dilution that you will experience immediately after this offering, see the section titled “Dilution.”

If we sell shares of our common stock in future financings, stockholders may experience immediate dilution and, as a result, our stock price may decline.

We may from time to time issue additional shares of common stock at a discount from the current trading price of our common stock. As a result, our stockholders would experience immediate dilution upon the purchase of any shares of our common stock sold at such discount. In addition, as opportunities present themselves, we may enter into financing or similar arrangements in the future, including the issuance of debt securities, preferred stock or common stock. If we issue common stock or securities convertible into common stock, our common stockholders would experience additional dilution and, as a result, our stock price may decline.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Prior to this offering as of May 31, 2017, our executive officers, directors, holders of 5% or more of our capital stock and their respective affiliates beneficially owned approximately 36.0% of our voting stock and, upon the closing of this offering, that same group will hold approximately     % of our outstanding voting stock (assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options). Therefore, even after this offering these stockholders will have the ability to influence us through this ownership position. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders.

Sales of a substantial number of shares of our common stock in the public market could cause our stock price to fall.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market after the lock-up and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline. Based upon the number of shares outstanding as of May 31, 2017, upon the closing of this offering, we will have outstanding a total of              shares of common stock, assuming no exercise of the underwriters’ overallotment option. Of these shares, approximately              shares of our common stock, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable, without restriction, in the public market immediately following this offering.

The lock-up agreements pertaining to this offering will expire 180 days from the date of this prospectus. After the lock-up agreements expire, as of May 31, 2017, up to approximately 91.1 million additional shares of common stock will be eligible for sale in the public market, approximately 32.4 million of which shares are held by directors, executive officers and other affiliates and will be subject to Rule 144 under the Securities Act. J.P. Morgan Securities LLC and Cowen and Company, LLC may, however, in their sole discretion, permit our officers, directors and other stockholders who are subject to these lock-up agreements to sell shares prior to the expiration of the lock-up agreements.

In addition, as of May 31, 2017, approximately 6.7 million shares of common stock that are either subject to outstanding options or reserved for future issuance under our equity incentive plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

After this offering, the holders of approximately 81.3 million shares of our common stock, or approximately 89.2% of our total outstanding common stock as of May 31, 2017, will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to vesting schedules and to the lock-up agreements described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

We have broad discretion to determine how to use the funds raised in this offering, and may use them in ways that may not enhance our operating results or the price of our common stock.

Our management will have broad discretion over the use of proceeds from this offering, and we could spend the proceeds from this offering in ways our stockholders may not agree with or that do not yield a favorable return, if at all. We currently expect to use substantially all of the net proceeds of this offering to fund the clinical development of SNA-120 through top-line results in our Phase 2b trial, preclinical and clinical studies for SNA-125 through receipt of proof of concept data in each of atopic dermatitis and psoriasis, our ongoing pivotal clinical trials for SNA-001 through receipt of top-line results, internal research and development expenses and for working capital and general corporate purposes. However, our use of these proceeds may differ substantially from our current plans. If we do not invest or apply the proceeds of this offering in ways that improve our operating results, we may fail to achieve expected financial results, which could cause our stock price to decline.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

We have incurred substantial losses during our history and do not expect to become profitable in the near future, and we may never achieve profitability. To the extent that we continue to generate taxable losses, unused losses will carry forward to offset future taxable income, if any, until such unused losses expire. Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, if a corporation undergoes an “ownership change,” generally defined as a greater than 50 percentage point change (by value) in its equity ownership by certain stockholders over a three-year period, the corporation’s ability to use its pre-change net operating loss carryforwards, or NOLs, and other pre-change tax attributes (such as research and development tax credits) to offset its post-change income or taxes may be limited. We may have experienced ownership changes in the past and may experience ownership changes in the future as a result of this offering and/or subsequent shifts in our stock ownership (some of which shifts are outside our control). As a result, if we earn net taxable income, our ability to use our pre-change NOLs to offset such taxable income could be subject to limitations. Similar provisions of state tax law may also apply. As a result, even if we attain profitability, we may be unable to use a material portion of our NOLs and other tax attributes.

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable and may lead to entrenchment of management.

Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect immediately prior to the consummation of this offering will contain provisions that could delay or prevent changes in control or changes in our management without the consent of our board of directors. These provisions will include the following:

•	a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

•	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•	the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•	the ability of our board of directors to authorize the issuance of shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquiror;

•	the ability of our board of directors to alter our bylaws without obtaining stockholder approval;

•	the required approval of at least 66 2/3% of the shares entitled to vote at an election of directors to adopt, amend or repeal our bylaws or repeal the provisions of our amended and restated certificate of incorporation regarding the election and removal of directors;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•	the requirement that a special meeting of stockholders may be called only by the chief executive officer or the president or the board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors; and

•	advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of us.

In addition, these provisions would apply even if we were to receive an offer that some stockholders may consider beneficial.

We are also subject to the anti-takeover provisions contained in Section 203 of the Delaware General Corporation Law. Under Section 203, a corporation may not, in general, engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other exceptions, the board of directors has approved the transaction. For a description of our capital stock, see the section titled “Description of Capital Stock.”

Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.

Our amended and restated certificate of incorporation and amended and restated bylaws provide that we will indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws to be effective immediately prior to the completion of this offering and our indemnification agreements that we have entered into with our directors and officers provide that:

•	We will indemnify our directors and officers for serving us in those capacities or for serving other business enterprises at our request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•	We may, in our discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.

•	We are required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

•	We will not be obligated pursuant to our amended and restated bylaws to indemnify a person with respect to proceedings initiated by that person against us or our other indemnitees, except with respect to proceedings authorized by our board of directors or brought to enforce a right to indemnification.

•	The rights conferred in our amended and restated bylaws are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, employees and agents and to obtain insurance to indemnify such persons.

•	We may not retroactively amend our amended and restated bylaw provisions to reduce our indemnification obligations to directors, officers, employees and agents.

Our certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our certificate of incorporation will provide that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our certificate of incorporation or our bylaws, any action to interpret, apply, enforce, or determine the validity of our certificate of incorporation or bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.

We do not currently intend to pay dividends on our common stock, and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We do not currently intend to pay any cash dividends on our common stock for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future. Since we do not intend to pay dividends, your ability to receive a return on your investment will depend on any future appreciation in the market value of our common stock. There is no guarantee that our common stock will appreciate or even maintain the price at which our holders have purchased it.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements concerning our business, operations and financial performance and condition, as well as our plans, objectives and expectations for our business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “seek,” “should,” “target,” “will,” “would,” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. These forward-looking statements include, but are not limited to, statements about:

•	our expectations regarding the potential market size and size of the potential patient populations for our product candidates, if approved or cleared for commercial use;

•	our clinical and regulatory development plans for our product candidates;

•	our expectations with regard to our platform technologies and our ability to utilize these platforms to discover, develop and advance additional product candidates;

•	the timing of commencement of future nonclinical studies and clinical trials and research and development programs;

•	our ability to acquire, discover, develop and advance product candidates into, and successfully complete, clinical trials;

•	our intentions and our ability to establish collaborations and/or partnerships;

•	the timing or likelihood of regulatory filings and approvals or clearances for our product candidates;

•	our commercialization, marketing and manufacturing capabilities and expectations;

•	our intentions with respect to the commercialization of our product candidates;

•	the pricing and reimbursement of our product candidates, if approved;

•	the implementation of our business model and strategic plans for our business, product candidates and technology platforms, including additional indications for which we may pursue;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates, including the projected terms of patent protection;

•	estimates of our expenses, future revenue, capital requirements, our needs for additional financing and our ability to obtain additional capital;

•	our use of proceeds from this offering;

•	our future financial performance;

•	developments and projections relating to our competitors and our industry, including competing therapies and procedures; and

•	other risks and uncertainties, including those listed under the caption “Risk Factors.”

These forward-looking statements are based on management’s current expectations, estimates, forecasts and projections about our business and the industry in which we operate and management’s beliefs and assumptions and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this prospectus may turn out to be inaccurate. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under “Risk Factors” and elsewhere in this prospectus. Potential investors are urged to consider these factors carefully in evaluating the forward-looking statements. These forward-looking statements speak only as of the date of this prospectus. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC after the date of this prospectus. See “Where You Can Find More Information.”

INDUSTRY AND MARKET DATA

This prospectus contains estimates, projections and other information concerning our industry, our business, and the markets for our product candidates, including data regarding the estimated patient population and market size for our product candidates, as well as data regarding market research, estimates and forecasts prepared by our management. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of              shares of common stock in this offering will be approximately $         million at an assumed initial public offering price of $         per share (the midpoint of the range set forth on the cover of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full, we estimate that net proceeds will be approximately $         million at an assumed initial public offering price of $         per share (the midpoint of the range set forth on the cover of this prospectus) after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share (the midpoint of the range set forth on the cover of this prospectus) would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $         million, assuming the assumed initial public offering price stays the same. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing. We do not expect that a change in the offering price or the number of shares by these amounts would have a material effect on our intended uses of the net proceeds from this offering, although it may impact the amount of time prior to which we may need to seek additional capital.

We currently expect to use our net proceeds from this offering, together with our existing cash, as follows:

•	approximately $ million to fund the clinical development of SNA-120 through top-line results in our Phase 2b trial;

•	approximately $ million to fund our preclinical and clinical studies for SNA-125 through receipt of proof of concept data in each of atopic dermatitis and psoriasis;

•	approximately $ million to fund our ongoing pivotal clinical trials for SNA-001 through receipt of top-line results; and

•	the balance to fund internal research and development expenses and for working capital and general corporate purposes.

However, due to the uncertainties inherent in the clinical development and regulatory approval process, it is difficult to estimate with certainty the exact amounts of the net proceeds from this offering that may be used for the above purposes. As such, our management will retain broad discretion over the use of the net proceeds from this offering. The amounts and timing of our expenditures will depend upon numerous factors, including (i) the time and cost necessary to advance our product candidates through our ongoing and planned nonclinical studies and clinical trials; (ii) the time and cost associated with our research and development activities; (iii) our ability to obtain regulatory approval or clearance for and subsequently commercialize our product candidates; and (iv) the time and cost necessary to develop nonclinical and clinical supplies and a commercial-scale manufacturing process for product candidates, as well as the infrastructure to commercialize our product candidates.

We believe that our existing cash, together with the net proceeds from this offering, will be sufficient to fund our planned operations for at least 12 months following the date of this offering. Following this offering, we will require substantial capital in order to initiate our Phase 3 program for SNA-120 and our clinical program of SNA-125, as well as to complete the clinical development, seek regulatory approval or clearance and commercialize any of our current product candidates, as well as complete the nonclinical and clinical development of any additional product candidates we choose to pursue. For additional information regarding our potential capital requirements, see “We will require substantial additional financing to achieve our goals, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our product development, other operations or commercialization efforts” under the heading “Risk Factors.”

Pending the use of the proceeds from this offering, we intend to invest the net proceeds in interest-bearing, investment-grade securities, certificates of deposit or government securities.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination related to dividend policy will be made at the discretion of our board of directors.

CAPITALIZATION

The following table sets forth our cash and capitalization as of March 31, 2017:

•	on an actual basis;

•	(i) our issuance and sale, during April 2017, of 17,524,469 shares of our Series B Preferred Stock for cash consideration of $36,531,508.08; (ii) the conversion of an aggregate of $3,940,363.62 in outstanding principal plus accrued but unpaid interest on convertible notes outstanding as of March 31, 2017 into 2,223,807 shares of our Series B Preferred Stock, which occurred during April 2017 in connection with our Series B Preferred Stock financing; (iii) the automatic conversion of all shares of our convertible preferred stock outstanding at March 31, 2017, together with the shares of Series B Preferred Stock we issued during April 2017, including shares issued in connection with the related conversion of our convertible notes, into an aggregate of 75,411,442 shares of our common stock, which will be effective immediately prior to the consummation of this offering; and (iv) the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the consummation of this offering; and

•	on a pro forma as adjusted basis to give further effect to the sale of shares of common stock in this offering at an assumed initial public offering price of $ per share (the midpoint of the range set forth on the cover of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this information together with our consolidated financial statements and related notes appearing elsewhere in this prospectus and the information set forth under the headings “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	(unaudited) March 31, 2017
	Actual	Pro Forma	Pro Forma, as Adjusted (1)
	(in thousands, except share and per share data)
Cash	$6,843	$43,375	$

Stockholders’ equity:
Convertible preferred stock, par value $0.0001 per share: 88,136,785 shares authorized, 55,663,166 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	59,517	—
Preferred stock, par value of $0.0001 per share: no shares authorized, issued or outstanding, actual; 10,000,000 shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted	—	—
Common stock, $0.0001 par value per share: 120,531,317 shares authorized, 15,397,222 shares issued and outstanding, actual; 120,531,317 shares authorized, 90,808,664 shares issued and outstanding, pro forma; and 300,000,000 shares authorized, shares issued and outstanding, pro forma as adjusted(2)	1	9
Additional paid-in capital	(907)	99,285
Accumulated other comprehensive income	405	405
Accumulated deficit	(45,459)	(46,076)

Total stockholders’ equity	13,557	53,623

Total capitalization	$58,166	$97,988	$

(1)

A $1.00 increase (decrease) in the assumed initial public offering price of $        per share (the midpoint of the range set forth on the cover of this prospectus) would increase (decrease) the amount of cash, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of one million shares in the number of shares offered by us would increase (decrease) cash, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ , assuming the assumed initial public offering price of $ per share (the midpoint of the range set forth on the cover of this prospectus) remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.
(2)	Shares of common stock issued and outstanding, actual, pro forma and pro forma as adjusted, includes 4,017,260 shares of restricted common stock that were unvested at March 31, 2017.

The outstanding share information in the table above excludes the following:

•	3,935,037 shares of common stock issuable upon the exercise of outstanding stock options as of March 31, 2017 having a weighted-average exercise price of $0.47 per share;

•	2,057,608 shares of common stock reserved for issuance pursuant to future awards under our 2010 Equity Incentive Plan, as amended, as of March 31, 2017, which will become available for issuance under our 2017 Incentive Award Plan after consummation of this offering;

•	shares of common stock reserved for issuance pursuant to future awards under our 2017 Incentive Award Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan, which will become effective on the day prior to the first public trading date of our common stock; and

•	shares of common stock reserved for issuance pursuant to future awards under our 2017 Employee Stock Purchase Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan, which will become effective on the day prior to the effectiveness of the registration statement to which this prospectus relates.

DILUTION

If you invest in our common stock in this offering, your interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the net tangible book value per share of our common stock after this offering. As of March 31, 2017, we had a historical net tangible book value of $(39.1) million, or $(2.54) per share of common stock. Our net tangible book value represents total tangible assets less total liabilities all divided by the number of shares of common stock outstanding on March 31, 2017, including 4,017,260 shares of restricted common stock that were unvested at March 31, 2017. Our pro forma net tangible book value as of March 31, 2017, before giving effect to this offering, was $90.8 million, or $0.01 per share of our common stock. Pro forma net tangible book value, before the issuance and sale of shares in this offering, includes 4,017,260 shares of restricted common stock that were unvested at March 31, 2017 and gives effect to:

•	our issuance and sale, during April 2017, of 17,524,469 shares of our Series B Preferred Stock for cash consideration of $36,531,508;

•	the conversion of an aggregate of $3,940,364 in outstanding principal plus accrued but unpaid interest on convertible notes outstanding as of March 31, 2017 into 2,223,807 shares of our Series B Preferred Stock, which occurred during April 2017 in connection with our Series B Preferred Stock financing;

•	the automatic conversion of all shares of our convertible preferred stock outstanding at March 31, 2017, together with the shares of Series B Preferred Stock we issued during April 2017, including shares issued in connection with the related conversion of our convertible notes, into an aggregate of 75,411,442 shares of our common stock, which will be effective immediately prior to the consummation of this offering; and

•	the filing and effectiveness of our amended and restated certificate of incorporation, which will occur immediately prior to the consummation of this offering.

After giving effect to the sale of shares of common stock in this offering at an assumed initial public offering price of $         per share (the midpoint of the range set forth on the cover of this prospectus) and after deducting the estimated underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value as of March 31, 2017 would have been approximately $         million, or $         per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $         per share to existing stockholders and an immediate dilution of $         per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of March 31, 2017	$(2.54)
Pro forma increase in net tangible book value per share	2.55

Pro forma net tangible book value per share as of March 31, 2017	0.01
Increase in pro forma net tangible book value per share attributable to new investors

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors participating in this offering		$

A $1.00 increase (decrease) in the assumed initial public offering price of $        per share (the midpoint of the range set forth on the cover of this prospectus) would increase (decrease) our pro forma as adjusted net tangible book value as of March 31, 2017 after this offering by approximately $        million, or approximately $        per share, and would decrease (increase) dilution to investors in this offering by approximately $        per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase (decrease) of

1,000,000 in the number of shares we are offering would increase (decrease) our pro forma as adjusted net tangible book value as of March 31, 2017 after this offering by approximately $        million, or approximately $        per share, and would decrease (increase) dilution to investors in this offering by approximately $        per share, assuming the assumed initial public offering price per share remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

If the underwriters fully exercise their option to purchase additional shares, pro forma as adjusted net tangible book value after this offering would increase to approximately $        per share, and there would be an immediate dilution of approximately $        per share to new investors.

To the extent that outstanding options with an exercise price per share that is less than the pro forma as adjusted net tangible book value per share are exercised, new investors will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

The following table shows, as of March 31, 2017, on a pro forma as adjusted basis, the number of shares of common stock purchased from us, the total consideration paid to us and the average price paid per share by existing stockholders and by new investors purchasing common stock in this offering at an assumed initial public offering price of $        per share (the midpoint of the range set forth on the cover of this prospectus), before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us (in thousands, except share and per share amounts and percentages):

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
Investors participating in this offering

Total		100%		$	100%		$

The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of March 31, 2017 and excludes the following:

•	3,935,037 shares of common stock issuable upon the exercise of outstanding stock options as of March 31, 2017 having a weighted-average exercise price of $0.47 per share;

•	2,057,608 shares of common stock reserved for issuance pursuant to future awards under our 2010 Equity Incentive Plan, as amended, as of March 31, 2017, which will become available for issuance under our 2017 Incentive Award Plan after consummation of this offering;

•	shares of common stock reserved for issuance pursuant to future awards under our 2017 Incentive Award Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan, which will become effective on the day prior to the first public trading date of our common stock; and

•	shares of common stock reserved for issuance pursuant to future awards under our 2017 Employee Stock Purchase Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan, which will become effective on the day prior to the effectiveness of the registration statement to which this prospectus relates.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following unaudited pro forma combined financial information is based on the historical financial statements of Sienna Biopharmaceuticals, Inc. and Creabilis Holdings Limited (“Creabilis”) after giving effect to our acquisition of Creabilis described in Note 4 to our audited financial statements for the year ended December 31, 2016.

The unaudited pro forma combined statement of operations for the year ended December 31, 2016 is presented as if our acquisition of Creabilis occurred on January 1, 2016.

We acquired Creabilis on December 6, 2016, and, from that date our consolidated financial statements include the operations of Creabilis. The transaction has been accounted for as a business combination under the acquisition method of accounting. Accordingly, the tangible assets and identifiable intangible assets acquired and liabilities assumed have been recorded at fair value, including the recognition of acquired in-process research and development (“IPR&D”), a related deferred tax liability and contingent consideration, representing the liability for the agreement to pay future milestones and potential one-time royalties. Any excess of the consideration transferred over the fair values of net assets acquired has been recorded as goodwill. The fair values of current assets and liabilities approximated their book or payoff value. We utilized a third party valuation firm to assist in the determination of the fair values of acquired IPR&D asset and contingent consideration liability, which were determined using several significant unobservable inputs for projected cash flows and a discount rate commensurate with our cost of capital and expectation of the revenue growth for products based on their life cycle stage.

The unaudited pro forma combined financial information is not intended to represent or be indicative of our consolidated results of operations that we would have reported had the Creabilis acquisition been completed as of the date presented, and should not be taken as a representation of our future consolidated results of operations. Pro forma adjustments reflected in the pro forma income statement are based on items that are factually supportable and directly attributable to the transaction. Any nonrecurring items included in the Sienna or the Creabilis historical consolidated financial statements have not been eliminated. Pro forma adjustments relate to nonrecurring interest expense, as described in Note (b).

The unaudited pro forma combined financial information does not reflect any operating efficiencies and/or cost savings that we may achieve with respect to combining the companies. The following unaudited financial information should be read with the accompanying notes, the financial statements of Creabilis and the notes thereto included elsewhere in this prospectus and the financial statements of Sienna Biopharmaceuticals, Inc. and the notes thereto included elsewhere in this prospectus.

Sienna Biopharmaceuticals, Inc.

Unaudited Pro Forma Combined Statement of Operations

For the Year Ended December 31, 2016

(in thousands, except per share data)

	Sienna Biopharmaceuticals, Inc.	Creabilis (d)	Pro Forma Adjustments			Pro Forma Combined
Revenue	$—	$—	$—			$—

Operating Expenses:
Research and development	10,993	582	—			11,575
General and administrative	9,696	3,731	—			13,427	(a	)

Total operating expenses	20,689	4,313	—			25,002

Loss from operations	(20,689)	(4,313)	—			(25,002)
Other income	95	98	—			193
Interest and other expense	(568)	(4,829)	4,829	(b	)	(568)

Net loss	$(21,162)	$(9,044)	$4,829			$(25,377)

Loss per common share—basic and diluted	$(2.13)					$(2.55)
Weighted average number of common shares—basic and diluted	9,944,000					9,944,000	(c	)

Sienna Biopharmaceuticals, Inc.

Notes to Unaudited Pro Forma Combined Statement of Operations

Note 1—Basis of presentation

The unaudited pro forma combined statements of operations for the year ended December 31, 2016 is based on the historical financial statements of Sienna Biopharmaceuticals, Inc. and Creabilis, as prepared in accordance with International Financial Reporting standards (“IFRS”) as issued by the International Accounting Standards Board, after giving effect to our acquisition of Creabilis described in Note 4 to our financial statements for the year ended December 31, 2016.

We account for business combinations pursuant to Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (ASC) 805, Business Combinations. In accordance with ASC 805, the Company uses its best estimates and assumptions to assign fair value to the tangible and intangible assets acquired and liabilities assumed at the acquisition date. Goodwill as of the acquisition date is measured as the excess of purchase consideration over the fair value of net tangible and identifiable intangible assets acquired.

The unaudited pro forma combined financial information is not intended to represent or be indicative of our results of operations or financial position that would have been reported had the acquisition been completed as of the date presented, and should not be taken as a representation of our future consolidated results of operations or financial position. The unaudited pro forma combined financial information does not reflect any operating efficiencies and/or cost savings that we may achieve with respect to the combined companies.

For purposes of these unaudited combined pro forma statements of operations, the acquisition of Creabilis is assumed to have occurred on January 1, 2016. The pro forma statement of operations for the year ended December 31, 2016 combined the results of Creabilis from January 1, 2016 through December 5, 2016 (prior to our acquisition on December 6, 2016) and our results for the year ended December 31, 2016.

Note 2—Pro forma adjustments

The pro forma adjustments are based on our preliminary estimates and the following adjustments have been reflected or noted in the unaudited pro forma combined financial information:

(a)	Includes one-time non-recurring transaction costs of $1.9 million associated with the acquisition.

(b)	Reflects the removal of interest expense related to Creabilis’ borrowings and convertible notes payable to third parties of $4.8 million. These notes were fully satisfied as a result of the acquisition.

(c)	There was no adjustment to weighted average shares, basic and diluted, as we issued 8,263,097 shares of Series A-3 convertible preferred stock, which is excluded from the calculation of basic and diluted shares as the impact would be anti-dilutive.

(d)	Represents Creabilis’ results of operations for the period from January 1, 2016 to December 5, 2016 (prior to our acquisition on December 6, 2016), as converted from GBP to USD using the average exchange rate for the period of 1.35585, with no GAAP to IFRS adjustments required. Creabilis became a wholly owned subsidiary after Sienna’s acquisition on December 6, 2016.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected historical consolidated financial data below together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements, related notes and other financial information included elsewhere in this prospectus. The selected consolidated financial data in this section are not intended to replace the financial statements and are qualified in their entirety by the audited consolidated financial statements and related notes included elsewhere in this prospectus.

The selected consolidated statement of operations data for the years ended December 31, 2015 and 2016 and the selected consolidated balance sheet data as of December 31, 2015 and 2016 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected statement of operations data for the three months ended March 31, 2016 and 2017 and the selected balance sheet data as of March 31, 2017 are derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly our financial position as of March 31, 2017 and the results of operations for the three months ended March 31, 2016 and 2017.

Our historical results are not necessarily indicative of our future results and results for the three months ended March 31, 2017 are not necessarily indicative of results to be expected for the full year.

	Year Ended December 31,		(unaudited) Three Months Ended March 31,
	2015	2016	2016	2017
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Operating expenses:
Research and development	$2,407	$10,993	$1,935	$4,917
General and administrative	8,703	9,696	1,994	4,076

Total operating expenses	11,110	20,689	3,929	8,993

Loss from operations	(11,110)	(20,689)	(3,929)	(8,993)
Other income	363	95	92	5
Interest and other expense	(547)	(568)	—	(1,165)

Net loss before taxes	(11,294)	(21,162)	(3,837)	(10,153)
Income tax benefit	—	—	—	46

Net loss	$(11,294)	$(21,162)	$(3,837)	$(10,107)

Per share information:
Net loss, basic and diluted	$(1.13)	$(2.13)	$(0.39)	$(0.90)

Basic and diluted weighted average shares outstanding	10,030,000	9,944,000	9,887,000	11,195,000

Pro forma net loss, basic and diluted (unaudited) (1)		$(0.32)		$(0.15)

Basic and diluted pro forma weighted average shares outstanding (unaudited) (1)		65,607,000		66,858,000

(1)	The pro forma net loss per share of common stock, basic and diluted, for the year ended December 31, 2016 and the three months ended March 31, 2017 reflects the conversion of all outstanding shares of our convertible preferred stock into shares of common stock immediately prior to the consummation of this offering. The pro forma net loss per share of common stock, basic and diluted, does not give effect to the issuance of shares from the proposed initial public offering nor do they give effect to potential dilutive securities where the impact would be anti-dilutive.

	As of December 31,		(unaudited) As of March 31,
	2015	2016	2017
	(in thousands)
Consolidated Balance Sheet Data:
Cash	$4,962	$9,091	$6,843
Working capital	4,631	640	(5,695)
Total assets	5,754	62,377	61,456
Notes payable, net of discount	—	—	3,290
Convertible preferred stock	20,350	59,517	59,517
Accumulated deficit	14,190	35,352	45,459
Total stockholders’ equity	4,051	22,117	13,557

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the section entitled “Selected Consolidated Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward-looking statements that involve risks and uncertainties, such as our plans, objectives, expectations, intentions and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section entitled “Risk Factors” included elsewhere in this prospectus.

Overview

We are a clinical-stage biopharmaceutical company focused on bringing innovations in biotechnology to the discovery, development and commercialization of first-in-class, targeted, topical products in medical dermatology and aesthetics. Our objective is to develop our multi-asset pipeline of topical therapies that enhance the health, appearance and quality of life of dermatology patients. We are advancing multiple dermatology product candidates from our Topical by Design™ platform, all of which are designed to be suitable for chronic administration in patients with inflammatory skin diseases and other dermatologic and aesthetic conditions. Our lead candidate from this platform, SNA-120, is a first-in-class inhibitor of TrkA in Phase 2b clinical development for the treatment of pruritus, or itch, associated with psoriasis, as well as for psoriasis itself. Our second Topical by Design product candidate, SNA-125, is a dual JAK3/TrkA inhibitor being developed for the treatment of atopic dermatitis, psoriasis and pruritus. Additionally, we have advanced SNA-001, a silver particle treatment from our Topical Photoparticle Therapy™ platform, into pivotal clinical trials for both acne vulgaris and the reduction of unwanted light-pigmented hair. We currently retain global commercial rights to all of our product candidates.

Since our inception in 2010, we have invested a significant portion of our efforts and financial resources in research and development activities and the acquisition of Creabilis plc in December 2016. We have not generated any revenue from product sales and, to date, have funded our operations primarily through private placements of our preferred stock and debt securities. At March 31, 2017, we had cash of $6.8 million. In April 2017, we raised approximately $40.5 million in our Series B Preferred Stock financing, including the conversion of outstanding debt securities. We have incurred net losses in each year since inception, including net losses of $21.2 million and $11.3 million in the years ended December 31, 2016 and 2015, respectively, and $10.1 million and $3.8 million as of March 31, 2017 and 2016, respectively. As of March 31, 2017, we had an accumulated deficit of $45.5 million. We expect to continue to incur losses for the foreseeable future and expect to incur increased expenses as we advance our product candidates through clinical trials and regulatory submissions. We do not expect to generate revenue from product sales unless, and until, we obtain regulatory approval or clearance from the FDA for our product candidates. If we obtain regulatory approval or clearance for our product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. In addition, we expect that our expenses will increase substantially as we continue nonclinical studies and clinical trials for, and research and development of, our product candidates and maintain, expand and protect our intellectual property portfolio. As a result, we will need substantial additional funding to support our operating activities. Adequate funding may not be available to us on acceptable terms, or at all. We currently anticipate that we will seek to fund our operations through equity or debt financings or other sources, such as potential collaboration agreements. Our failure to obtain sufficient funds on acceptable terms as and when needed could have a material adverse effect on our business, consolidated results of operations and financial condition.

We rely on third parties in the conduct of our nonclinical studies and clinical trials and for manufacturing and supply of our product candidates. We have no internal manufacturing capabilities, and we will continue to rely on third parties, many of whom are single-source suppliers, for our nonclinical and clinical trial materials, as well as the commercial supply of our products. In addition, we do not yet have a sales organization or commercial infrastructure. Accordingly, we will incur significant expenses to develop a sales organization or commercial infrastructure in advance of generating any product sales.

On December 6, 2016, we acquired our Topical by Design platform and related product candidates, SNA-120 and SNA-125, through our acquisition of Creabilis plc, or Creabilis, in exchange for an upfront payment of approximately $0.2 million in cash, 8,263,097 shares of Series A-3 Preferred Stock with a fair value of $11.2 million, the settlement of $6.7 million of liabilities, and certain contingent payments. Upon closing of the transaction, Creabilis became our direct wholly-owned subsidiary. We will be required to make contingent payments in cash and stock upon the achievement of certain development, approval and sales milestones. In particular, upon the achievement of certain specified development and approval milestones for SNA-120 and SNA-125, we are obligated to pay the former Creabilis shareholders up to an aggregate of $58.0 million, which consists of an aggregate of $25.0 million in cash and $33.0 million in shares of our common stock. In addition, upon the achievement of certain annual net sales milestone thresholds for qualifying products, including SNA-120 and SNA-125, we are required to pay the former Creabilis shareholders up to an aggregate of $80.0 million in cash as well as one-time royalties of less than 1% on net sales of qualified products that exceed these net sales thresholds in the year such threshold is achieved. Our first contingent payment of $5.0 million, subject to certain offsets, is payable in shares of our common stock at the then current stock price. This payment will become due upon the sooner to occur of the commencement of our additional Phase 2b trial for SNA-120 or December 2017. We currently anticipate this payment to become due in the fourth quarter of 2017. Based on current development timelines, we do not anticipate making any milestone payments during the year ended 2018. See “—Critical Accounting Policies and Use of Estimates—Creabilis Acquisition” below.

In October 2015, we entered into a Success Payment Agreement with certain of our existing stockholders, pursuant to which we agreed to make success payments to such stockholders. These success payments are based on certain specified threshold per share values of our common stock measured at specific times during the success payment period, which began on the effective date of the Success Payment Agreement and ends on the fifth anniversary of the Success Payment Agreement, in October 2020. Success payments are payable in cash or, in our sole discretion, common stock, and will be owed, if ever, in the event that the value of our common stock meets or exceeds certain specified share price thresholds on any of the following dates during the success payment period: (1) any date after the 90th day after we complete this initial public offering; (2) the date on which we sell, lease, transfer or exclusively license all or substantially all of our assets to another company; and (3) the date on which we merge or consolidate with or into another entity (other than a merger in which our pre-merger stockholders own a majority of the shares of the surviving entity). In the case of an initial public offering, success payments are triggered when the per share value of our common stock, as determined based on the average trading price of a share of our common stock over the consecutive 90-day period preceding the date the success payment is triggered, meets or exceeds specified per share thresholds. In the case of an asset sale, license or sale of the company, success payments are triggered when the per share value of our common stock, as determined based on the consideration paid in the transaction for each share of our stock, meets or exceeds specified per share thresholds. Each per share threshold is associated with a success payment, ascending from $10.0 million at $9.15 per share to $35.0 million at $12.20 per share to $60.0 million at $18.30 per share, in each case subject to adjustment for any stock dividend, stock split, combination of shares, or other similar events. These share price thresholds correspond to approximately $833.4 million, $1.1 billion and $1.7 billion, respectively, in market capitalization, based on the number of our shares outstanding as of May 31, 2017. Any previous success payments made to stockholders pursuant to the Success Payment Agreement are credited against the success payment owed as of any future valuation date. The first payout is $10.0 million, the second payout is $35.0 million (inclusive of the first $10.0 million success payment, if previously paid) and the third payout is $60.0 million (inclusive of any previous success payments, if made). The success payments paid to such stockholders will not exceed, in aggregate, $60.0 million.

This offering will trigger the potential for success payments to the stockholders party to the Success Payment Agreement. However, during the first year following this offering we will not be required to make any success payments triggered by the per share market value of our common stock until the first anniversary of the closing of this offering (or a 90-day grace period following such anniversary, at our option if we are contemplating a capital market transaction during such grace period). In order to satisfy our obligations to make these success payments, if and when they are triggered, we may issue equity securities that may cause dilution to our stockholders, or we may use our existing cash or incur debt obligations to satisfy the success payment obligation in cash, which may adversely affect our financial position. In addition, these success payments may impede our ability to raise money in future public offerings of debt or equity securities or to obtain a third party line of credit.

Upon their issuance, the success payments did not require any future service to be provided by the recipients and as such, the success payments were accounted for under ASC 815, Derivatives and Hedging. Accordingly, we recorded an initial liability at fair value and will remeasure the liability each reporting period, with changes being recognized in the statement of operations. The fair value of the success payments liability was estimated based on a third-party valuation using a model which simulates the future movement of stock prices based on several key variables. The following variables were incorporated in the estimated fair value of the success payment liability: estimated term of the success payments, fair value of common stock, expected volatility, risk-free interest rate, probabilities and dates of anticipated exit events on the basis of which payments may be triggered. The computation of expected volatility was estimated using a combination of available information about the historical volatility of stocks of similar publicly-traded companies for a period matching the expected term assumption. Based on this analysis, we recorded a liability of $0.7 million upon execution of the Success Payments Agreement in October 2015 and reflected this amount as general and administrative expense for the year ended December 31, 2015. The change in the fair value of the liability through December 31, 2015 was de minimis. During the year ended December 31, 2016 and the three months ended March 31, 2017, we recorded other expense of $0.6 million and $1.1 million, respectively due to remeasurement of the liability.

In evaluating the fair value information, judgement is required to interpret the market data used to develop the estimates. The use of different market assumptions and/or different valuation techniques could result in materially different fair value estimates. Significant increases or decreases in the probabilities of meeting the common stock price thresholds or in the timing or likelihood of achieving the triggering events and other inputs could result in a significantly higher or lower fair value measurement, respectively.

Components of Our Results of Operations

Revenue

We have not generated any revenue from the sale of our products, and we do not expect to generate any revenue unless and until we obtain regulatory clearance or approval of, and commercialize, our product candidates.

Research and Development Expenses

Since our inception, we have focused significant resources on our research and development activities, including conducting preclinical studies and clinical trials, manufacturing development efforts and activities related to regulatory filings for our product candidates. Research and development costs are expensed as incurred. These costs include direct program expenses, which are payments made to third parties that specifically relate to our research and development, such as payments to clinical research organizations, clinical investigators, manufacturing of clinical material, pre-clinical testing and consultants. In addition, employee costs (including salaries, payroll taxes, benefits, stock-based compensation and travel) for employees contributing to research and development activities are classified as research and development costs. We allocate direct external costs to our product candidates; internal costs are not allocated to specific product candidates.

We expect to continue to incur substantial research and development expenses in the future as we develop our product candidates. In particular, we expect to incur substantial research and development expenses for the additional Phase 2b trial for SNA-120, the nonclinical studies and clinical trials for SNA-125 and the completion of our ongoing pivotal trials for SNA-001. We also expect to continue investing in our internal research and development efforts to develop new product candidates for dermatology and aesthetics.

The successful development of our product candidates is highly uncertain. At this time, we cannot reasonably estimate the nature, timing or costs required to complete the remaining development of SNA-120, SNA-125 and SNA-001 or any future product candidates. This is due to the numerous risks and uncertainties associated with the development of product candidates. See “Risk Factors” for a discussion of the risks and uncertainties associated with our research and development projects.

General and Administrative Expenses

Our general and administrative expenses consist primarily of salaries and related costs, including payroll taxes, benefits, stock-based compensation and travel. Other general and administrative expenses include legal costs of pursuing patent protection of our intellectual property, and professional services fees for auditing, tax and general legal services. We expect our general and administrative expenses to continue to increase in the future as we expand our operating activities and prepare for potential commercialization of our product candidates, increase our headcount and support our operations as a public company, including increased expenses related to legal, accounting, regulatory and tax-related services associated with maintaining compliance with exchange listing and Securities and Exchange Commission, or SEC, requirements, foreign subsidiary management, directors and officers liability insurance premiums and investor relations activities.

Critical Accounting Policies and Use of Estimates

Our management’s discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses during the reporting periods. These items are monitored and analyzed by us for changes in facts and circumstances, and material changes in these estimates could occur in the future. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Changes in estimates are reflected in reported results for the period in which they become known. Actual results may differ materially from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in the notes to our audited consolidated financial statements included elsewhere in this prospectus, we believe that the following accounting policies are critical to the process of making significant judgments and estimates in the preparation of our consolidated financial statements and understanding and evaluating our reported financial results.

Clinical Trial Accruals

As part of the process of preparing our consolidated financial statements, we are required to estimate expenses resulting from our obligations under contracts with vendors and consultants and clinical site agreements in connection with conducting clinical trials. The financial terms of these contracts are subject to negotiations which vary from contract to contract and may result in payment flows that do not match the periods over which materials or services are provided under such contracts. Our objective is to reflect the appropriate trial expenses in our consolidated financial statements by matching those expenses with the period in which services and efforts are expended. We account for these expenses according to the progress of the trial as measured by patient progression and the timing of various aspects of the trial. We determine accrual estimates through financial models taking into account discussion with applicable personnel and outside service providers as to the progress or state of consummation of trials, or the services completed. During the course of a clinical trial, we adjust the rate of clinical expense recognition if actual results differ from our estimates. We make estimates of accrued expenses as of each balance sheet date in our consolidated financial statements based on the facts and circumstances known at that time. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in us reporting amounts that are too high or too low for any particular period. Through March 31, 2017, there have been no material adjustments to our prior period estimates of accrued expenses for clinical trials. Our clinical trial accrual is dependent in part upon the timely and accurate reporting of contract research organizations and other third-party vendors.

In-Process Research and Development and Goodwill

Intangible assets acquired in a business combination are recognized separately from goodwill and are initially recognized at their fair value at the acquisition date (which is regarded as their cost). Intangible assets related to in-process research and development, or IPR&D, are treated as indefinite lived intangible assets and not amortized until they become definite lived assets, typically upon regulatory approval. At that time, we will determine the useful life of the asset and begin amortization. Intangible assets are reviewed for impairment at least annually or if indicators of potential impairment exist. There were no impairments of intangible assets for the year ended December 31, 2016 or for the three months ended March 31, 2017.

Goodwill represents the excess of the purchase price over the estimated fair value of the identifiable assets acquired and liabilities assumed in a business combination. We evaluate goodwill for impairment annually and upon the occurrence of triggering events or substantive changes in circumstances that could indicate a potential impairment. An impairment loss is recognized when the fair value of the reporting unit to which the goodwill relates is below its carrying value for the difference between the fair value and its carrying amounts. There was no impairment of goodwill for the year ended December 31, 2016 or for the three months ended March 31, 2017.

Success Payments

We have certain payment obligations related to the Success Payment Agreement that we entered into with certain of our existing stockholders in October 2015. These success payments are based on certain specified threshold per share values of our common stock measured at specific times through October 2020. Success payments are payable in cash or, in our sole discretion, common stock, and will be owed, if ever, in the event that the value of our common stock meets or exceeds certain specified share price thresholds. The success payments paid to such stockholders will not exceed, in aggregate, $60.0 million.

Upon their issuance, the success payments did not require any future service to be provided by the recipients and as such, the success payments were accounted for under ASC 815, Derivatives and Hedging. Accordingly, we recorded an initial liability at fair value and will remeasure the liability each reporting period, with changes being recognized in the statement of operations (with decreases in the fair value of the liability recorded in other income and increases in the fair value of the liability recorded in interest and other expense). The fair value of the success payments liability was estimated based on a third-party valuation using a model which simulates the future movement of stock prices based on several key variables. The following variables were incorporated in the estimated fair value of the success payment liability: estimated term of the success payments, fair value of common stock, expected volatility, risk-free interest rate, probabilities and dates of anticipated exit events on the basis of which payments may be triggered. The computation of expected volatility was estimated using a combination of available information about the historical volatility of stocks of similar publicly-traded companies for a period matching the expected term assumption.

In determining the fair value of the success payments, judgment is required to interpret the market data used to develop the estimates. The use of different market assumptions and/or different valuation techniques could result in materially different fair value estimates. Significant increases or decreases in the probabilities of meeting the common stock price thresholds or in the timing or likelihood of achieving the triggering events and other inputs could result in a significantly higher or lower fair value measurement, respectively.

Stock-Based Compensation

We measure employee and director stock-based compensation expense for all stock based awards at the grant date based on the fair value measurement of the award. The expense is recorded on a straight-line basis over the requisite service period, which is generally the vesting period, for the entire award. Expense is adjusted for actual forfeitures of unvested awards as they occur. Stock options issued to non-employees are accounted for in accordance with the provisions of ASC 505-50, Equity-Based Payments to Non-Employees, which requires valuing the stock options on their grant date and remeasuring such stock options at the current fair value at the end of each reporting period until they vest.

We calculate the fair value measurement of stock options using the Black-Scholes valuation model. In determining the fair value of stock options granted, the following weighted average assumptions were used in the Black-Scholes option-pricing model for awards granted for the year-ended December 31, 2016 and the three months ended March 31, 2017. There were no options granted during the year ended December 31, 2015.

	Year Ended December 31,	(unaudited) Three Months Ended March 31,
	2016	2017
Expected stock price volatility	46.72–54.76%	61.90–64.09%
Expected dividend yield	—%	—%
Expected term (in years)	4–10	5.89–10
Risk-free interest rate	1.12–2.42%	2.26–2.60%

Due to limited historical data, we estimate stock price volatility based on the actual volatility of comparable publicly traded companies over the expected life of the award. We have never paid, and do not expect to pay dividends in the foreseeable future. The expected term represents the average time that awards that vest are expected to be outstanding. For employee awards that have an early exercise provision, there is sufficient information to utilize four years as an expected term. For awards without an early exercise provision, there is not sufficient history of stock option exercises to estimate the expected term and, thus, we calculate the expected term using the simplified method, based on the midpoint between the average vesting date and the contractual term. For all non-employees, the expected term is equivalent to the contractual term of 10 years. The risk-free rate is based on the United States Treasury yield curve for the expected life of the option. The fair value of the common stock utilized in the fair value estimation of award arrangements has been determined by our board of directors, utilizing contemporaneous third party valuations as further discussed below. In accordance with ASU No. 2016-09, as early adopted, we elected to record forfeitures as they occur and do not adjust expense based on an estimated forfeiture rate.

We recorded noncash stock-based compensation expense for employee and nonemployee stock option grants for the years ended December 31, 2016 and 2015 and the three months ended March 31, 2017 and 2016, as follows:

	Year Ended December 31,		(unaudited) Three Months Ended March 31,
	2016	2015	2017	2016
	(in thousands)		(in thousands)
Research and development	$104	$8	$34	$26
General and administrative	254	103	99	48

	$358	$111	$133	$74

In connection with our Series A-3 Preferred Stock financing in October 2015, our existing investors were given a one-time option to sell up to 50% of their shares of our capital stock back to us. Approximately $7.4 million of the proceeds from our Series A-3 Preferred Stock financing was used to repurchase an aggregate of 6,046,000 shares of common stock and preferred stock from these investors at a repurchase price of $1.22 per share. We recorded cash stock-based compensation expense of $4.1 million for the year ended December 31, 2015 related to these repurchases, which represents the aggregate amount paid for the repurchases in excess of the fair market value of the repurchased shares.

As of March 31, 2017, there was $1.5 million of unrecognized compensation expense related to unvested employee stock award agreements, which is expected to be recognized over a weighted-average period of approximately 2.86 years. For stock option awards subject to graded vesting, we recognize compensation cost on a straight-line basis over the service period for the entire award.

The 2010 Plan allows us to grant to employees the right to exercise stock options in exchange for cash before the requisite services are provided (e.g., before the award is vested under its original terms); however, such arrangements permit us to subsequently repurchase such shares at the exercise price if the employee ceases to be a service provider. Such an exercise is not substantive for accounting purposes. Therefore, the payment received for the exercise price is recognized as an early exercise liability in the consolidated balance sheets and will be transferred to common stock and additional paid-in capital as such shares vest. As of December 31, 2016 and March 31, 2017, 5,264,017 and 4,017,260 unvested shares were issued and outstanding, respectively. In connection with these unvested shares, we recorded an early exercise liability as of December 31, 2016 and March 31, 2017 of $0.8 million and $0.6 million, respectively, of which $0.4 million and $0.2 million is included in other current liabilities and $0.4 million and $0.4 million is included in other non-current liabilities in the consolidated balance sheet at December 31, 2016 and March 31, 2017, respectively. These shares are excluded from basic net loss per share until the repurchase right lapses and the shares are no longer subject to the repurchase feature.

Common Stock Valuation

There are significant assumptions and estimates required in determining the fair value of our common stock. Due to the absence of an active market for our common stock, the fair value of our common stock was determined in good faith by our board of directors, with the assistance and upon the recommendation of management, based on a number of objective and subjective factors consistent with the methodologies outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, referred to as the AICPA Practice Aid, including:

•	contemporaneous valuations of our shares of common stock;

•	the prices of each of our series of preferred stock sold by us to outside investors in arm’s length transactions, and the rights, preferences and privileges of each of these series of preferred stock relative to our common stock;

•	our consolidated results of operations, financial position and the status of our research and development efforts;

•	the composition of our management team and board of directors;

•	the material risks related to our business;

•	the market performance of publicly traded companies in the life sciences and biotechnology sectors;

•	the likelihood of achieving a liquidity event for the holders of our shares of common stock, such as a sale of the company or an initial public offering, given prevailing market conditions;

•	the lack of marketability of our common stock; and

•	external market conditions affecting the life sciences and biotechnology industry sectors.

Although it is reasonable to expect that the completion of our initial public offering will increase the value of our common stock as a result of increased liquidity and marketability and the elimination of the liquidation preferences of our convertible preferred stock, the amount of additional value cannot be measured with precision or certainty. If we had made different assumptions than those described below, the fair value of the underlying common stock and amount of our stock-based compensation expense, net loss and net loss per share amounts would have differed. Following the closing of our initial public offering, the fair value per share of our common stock for purposes of determining stock-based compensation will be the closing price of our common stock as reported on the applicable grant date.

The following table summarizes the grant dates, number of underlying shares and related fair value of stock options granted to employees from January 1, 2016 through March 31, 2017. There were no stock options granted during the year ended December 31, 2015.

Date of Grant	Number of shares underlying option grants	Exercise price per share ($)	Per share estimated fair value of common stock ($)
January 27, 2016	7,310,548	0.40	0.44
March 8, 2016	323,531	0.40	0.44
June 2, 2016	170,000	0.40	0.44
October 5, 2016	1,433,559	0.40	0.44
March 13, 2017	658,000	0.82	0.82

The fair value of the shares of our common stock underlying our stock options was estimated on each grant date by our board of directors. In order to determine the fair value of our common shares underlying granted stock options, our board of directors considered, among other things, timely valuations of our common shares prepared by unrelated third-party valuation firms in accordance with the guidance provided by the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

The valuation of our common stock included contemporaneous valuation analyses to determine the then current fair value of our common stock. In performing the valuation analyses, key assumptions reflected in the calculations included the anticipated timing of a potential liquidity event, the estimated volatility of our common stock, and the discount for lack of marketability of our common stock.

In October 2015, we determined the valuation of our common stock with the assistance of an independent third-party firm utilizing the Precedent Transaction Method (“Backsolve”) relating to our Series A-3 Preferred Stock financing. The Backsolve method is a market approach that derives an implied total equity value from a transaction involving a company’s own securities. The price of a company’s security that was involved in a recent arms-length transaction is used as a reference point in an allocation of value. The Backsolve method requires considering the rights and preferences of each class of equity and solving for the total market value of invested capital that is consistent with a recent transaction in the company’s own securities, considering the rights and preferences of each class of equity. After estimating the total equity value, it is allocated to the various equity classes. The value allocation method used was the option-pricing model. We concluded the fair value of the common stock on a per share basis to be $0.40. This was the basis for the value of the stock options granted in 2016.

Subsequent to December 31, 2016, we reassessed the determination of the fair value of the common shares underlying the 9,237,638 stock options granted in 2016. As a result of the reassessment, we determined that the fair value of the common shares in 2016 increased from $0.40 per common share to $0.44 per common share, which was higher than the fair value per share as initially determined by the board of directors on the respective grant dates of January 27, 2016, March 8, 2016, June 2, 2016 and October 5, 2016. The increase to both recognized and unrecognized share-based compensation expense due to the use of this higher share price, was approximately $55,000 and $0.2 million, respectively.

During December 2016, after the Creabilis acquisition, we determined the valuation of our common stock with the assistance of an independent third-party. This valuation utilized a hybrid approach and considered the value under two distinct scenarios: Later Exit scenario and IPO scenario. To estimate the equity value to be allocated to each equity class outstanding under the Later Exit scenario, the current equity value is estimated at the valuation date and then allocated to the current equity value utilizing the Option Pricing Method at the valuation date. Under the IPO scenario, various factors were taken into consideration such as the recent acquisition of Creabilis and the acquired portfolio of drug candidates and the expectation to begin preparing for an IPO, to estimate the equity value to be allocated to each equity class outstanding. The aforementioned conclusions under the Later Exit and IPO Scenarios were probability adjusted to reflect the likelihood of occurrence. We concluded the fair value of the common stock on a per share basis to be $0.82. This was the basis for the value of the stock options granted in March 2017.

Creabilis Acquisition

In December 2016, we entered into a Share Purchase Agreement, or the Purchase Agreement, to acquire the entire issued share capital of Creabilis. Upon closing of the transaction, we obtained the Topical by Design platform and related product candidates, SNA-120 and SNA-125. Upon closing, Creabilis became our direct wholly-owned subsidiary in exchange for an upfront payment of approximately $0.2 million in cash, 8,263,097 shares of Series A-3 convertible preferred stock with a fair value of $11.2 million, the settlement of $6.7 million of liabilities and certain contingent payments up to an aggregate of $58.0 million in a combination of cash and stock upon the achievement of certain development and approval milestones. In addition, we are obligated to make certain contingent payments up to an aggregate of $80.0 million in cash upon the achievement of certain annual net sales thresholds and one time cash royalties of less than 1% of the amount by which annual net sales exceed each threshold.

Our first contingent payment relates to the commencement of our additional Phase 2b trial for SNA-120, pursuant to which we will become obligated to pay the former Creabilis shareholders $5.0 million, subject to offsets, in shares of our common stock at the then-current stock price. We currently anticipate this payment to become due in the fourth quarter of 2017.

The transaction has been accounted for as a business combination under the acquisition method of accounting. Accordingly, the tangible assets and identifiable intangible assets acquired and liabilities assumed have been recorded at fair value, with the remaining purchase price recorded as goodwill. The fair values of current assets and liabilities approximated their book or payoff value. We utilized a third party valuation firm to assist in the determination of the fair values of acquired assets and liabilities, which are based on preliminary cash flow projections and other assumptions. The fair values of acquired intangible assets were determined using several significant unobservable inputs for projected cash flows and a discount rate commensurate with our cost of capital and expectation of the revenue growth for products based on their life cycle stage.

We acquired tangible assets consisting of cash of $0.1 million, prepaid expenses and other current assets of $0.3 million, and less than $0.1 million of property and equipment and financial investments and identifiable intangible assets of $42.3 million related to IPR&D. We assumed accounts payable of $0.2 million, accrued expenses of $0.4 million, accrued compensation of $0.3 million, and a deferred tax liability of $9.4 million related to the acquisition of the IPR&D assets in a non-taxable transaction. Accordingly, the net assets acquired amounted to $32.4 million.

The agreement to pay the future milestones and potential one-time royalties resulted in the recognition of contingent consideration, which was recognized at the inception of the transaction. Subsequent changes to the estimated amounts of contingent consideration to be paid will be recognized in the consolidated statement of operations. The fair value of the contingent consideration is based on preliminary cash flow projections, which are based on expected product sales, probabilities around the achievement of certain development, approval and sales milestones and other assumptions. Based on these assumptions, the fair value of the contingent consideration was determined to be $24.1 million at the date of acquisition and at December 31, 2016 and $25.5 million as of March 31, 2017. The fair value of the contingent consideration was determined by a third-party valuation firm by applying the income approach, using several significant unobservable inputs for projected cash flows and a discount rate commensurate with our cost of capital and expectation of the revenue growth for products based on their life cycle stage.

We recorded a deferred tax liability for the non-deductible IPR&D intangible assets acquired which resulted in goodwill in the amount of $9.3 million. Goodwill will not be amortized but will be tested at least annually for impairment. No impairment has been recognized as of December 31, 2016 or as of March 31, 2017.

For the year ended December 31, 2016 and the three months ended March 31, 2017, the Creabilis net loss included in our consolidated statement of operations and net loss was $0.2 million and $0.4 million, respectively.

Net Operating Loss and Research and Development Carryforwards

As of December 31, 2016, we had deferred tax assets of $20.0 million and deferred tax liabilities of approximately $9.3 million. The deferred tax assets have been offset by a valuation allowance due to uncertainties surrounding our ability to realize these tax benefits. The deferred tax assets are primarily composed of net operating loss, or NOL, tax carryforwards. As of December 31, 2016, we had federal and state NOL carryforwards of $11.2 million and foreign NOL carryforwards of $40.0 million available to potentially offset future taxable income. As of December 31, 2016, we also had federal research and development tax credit carryforwards of approximately $0.4 million available to potentially offset future federal income taxes. The federal and state NOL carryforwards and research and development tax credit carryforwards expire at various dates between 2030 and 2036. In general, if we experience a greater than 50 percentage point aggregate change in ownership of certain significant stockholders over a three-year period, or a Section 382 ownership change, utilization of our pre-change NOL or research and development credit carryforwards are subject to an annual limitation under Section 382 of the Internal Revenue Code of 1986, as amended. Such limitations may result in expiration of a portion of the NOL or research and development credit carryforwards before utilization and may be substantial. We have not conducted an assessment to determine whether there may have been a Section 382 ownership change. If we have experienced a Section 382 ownership change or if we experience a Section 382 ownership change as a result of this offering or future changes in our stock ownership, some of which changes are outside of our control, the tax benefits related to the NOL or research and development carryforwards may be limited or lost.

Results of Operations

Comparison of the Three Months Ended March 31, 2017 and 2016

The following table sets forth our results of operations for the periods indicated:

	(unaudited) Three Months Ended March 31,		Change
	2017	2016	$	%
	(in thousands, except percentages)
Operating expenses:
Research and development	$4,917	$1,935	2,982	154.1%
General and administrative	4,076	1,994	2,082	104.4

Total operating expenses	8,993	3,929	5,064	128.9

Loss from operations	(8,993)	(3,929)	(5,064)	128.9
Other income	5	92	(87)	(94.6)
Interest and other expense	(1,165)	—	(1,165)	*

Net loss before taxes	(10,153)	(3,837)	(6,316)	164.6
Income tax benefit	46	—	46	*

Net loss	$(10,107)	$(3,837)	(6,270)	163.4%

*	Percentage not meaningful.

Research and development expenses

Research and development expenses were $4.9 million for the three months ended March 31, 2017, compared to $1.9 million for the three months ended March 31, 2016. Clinical trial costs and supplies increased by $2.1 million, headcount related costs such as wages, taxes and bonuses increased by $0.4 million, and manufacturing costs increased by $0.5 million.

General and administrative expenses

General and administrative expenses were $4.1 million for the three months ended March 31, 2017, compared to $2.0 million for the three months ended March 31, 2016. The increase of $2.1 million was primarily due to an increase in the fair value of the contingent consideration liability relating to the acquisition of Creabilis of $1.4 million. This liability relates to the additional amounts we agreed to pay based on the achievement of certain development, approval and sales milestones and is revalued at each balance sheet date based on a third party valuation. The change in the fair value at each balance sheet date is recorded as general and administrative expenses. See further discussion in the Notes to Unaudited Interim Condensed Consolidated Financial Statements. The additional increase relates to an increase of $0.7 million in personnel and related costs, an increase in outside services of $0.5 million for tax and audit fees, recruiting costs, market research studies and other consultants to perform various other administrative functions. These increases were offset in part by a $0.5 million decrease in legal fees.

Other income

Other income was $5,000 and $92,000 for the three months ended March 31, 2017 and 2016, respectively. The decrease in other income was primarily attributable to changes in the fair value of the success payment liability, and a one-time payment for clinical material during the first three months of 2016.

Interest and other expense

Interest and other expense of $1.2 million for the three months ended March 31, 2017 related to a $1.1 million revaluation of the success payment liability and $0.1 million of amortization of the debt discount relating to the Series B Bridge Notes.

Income tax benefit

Income tax benefit for the three months ended March 31, 2017 was $46,000. The income tax benefit resulted from a tax liability established at March 31, 2017 relating to the beneficial conversion feature due to the 15% discount on conversion of the convertible notes that was bifurcated and allocated to additional paid-in capital. See further discussion in Note 8, “Convertible Notes” and Note 13, “Income Taxes” of our unaudited interim consolidated financial statements in this prospectus.

Comparison of the Years Ended December 31, 2016 and 2015

The following table sets forth our results of operations for the periods indicated:

	Year Ended December 31,		Change
	2016	2015	$	%
	(in thousands, except percentages)
Operating expenses:
Research and development	$10,993	$2,407	$8,586	356.7%
General and administrative	9,696	8,703	993	11.4

Total operating expenses	20,689	11,110	9,579	86.2

Loss from operations	(20,689)	(11,110)	(9,579)	86.2
Other income	95	363	(268)	(73.8)
Interest and other expense	(568)	(547)	(21)	3.8

Net loss	$(21,162)	$(11,294)	$(9,868)	87.4%

Research and development expenses

Research and development expenses were $11.0 million for the year ended December 31, 2016, compared to $2.4 million for the year ended December 31, 2015. The increase of $8.6 million was primarily due to increases in headcount related expenses, ramp up of manufacturing costs, and expenses related to clinical trial materials to support our ongoing SNA-001 pivotal trial. Headcount related costs including wages, taxes, bonuses and travel expenses increased by $3.2 million. Clinical trial costs for SNA-001 increased by $3.7 million and manufacturing costs increased by $1.7 million.

General and administrative expenses

General and administrative expenses were $9.7 million for the year ended December 31, 2016, compared to $8.7 million for the year ended December 31, 2015. The increase of $1.0 million was due to an increase of $1.7 million in transaction costs associated with the Creabilis acquisition, a $1.7 million increase in personnel and related costs, and an increase in outside services of $2.4 million for legal, tax and audit fees, recruiting costs, market research studies and other administrative services. These increases were offset by $4.1 million of expense recorded in 2015 for a one-time repurchase of shares in excess of their fair market value, and $0.7 million related to recording the success payment liability.

Other income (expense)

Other income was $0.1 million and $0.4 million for the years ended December 31, 2016 and 2015, respectively. The decrease of $0.3 million was due to a one-time payment received in 2015 for a non-refundable payment in connection with the negotiation of a potential agreement, which terminated without further commitment.

Interest and other expense of $0.5 million in the year ended December 31, 2015 was primarily the interest expense on the convertible promissory notes issued in three tranches in December 2014, May 2015 and August 2015, all of which converted into Series A-3 Preferred Stock in October 2015. Interest and other expense of $0.6 million in the year ended December 31, 2016 relates to the remeasurement of the success payment liabilities. See further discussion in Note 9, “Success Payment Liability” of the audited consolidated financial statements in this prospectus.

Liquidity, Capital Resources and Requirements

We have incurred operating losses and have an accumulated deficit as a result of ongoing efforts to develop our product candidates, including conducting nonclinical and clinical trials and providing general and administrative support for these operations. We had an accumulated deficit of $35.4 million and $45.5 million as of December 31, 2016 and March 31, 2017, respectively. We had net losses of $21.2 million and $11.3 million for the years ended December 31, 2016 and 2015, respectively, and $10.1 million and $3.8 million for the three months ended March 31, 2017 and 2016, respectively. We had net cash used in operating activities of $17.7 million and $10.0 million for the years ended December 31, 2016 and 2015, respectively, and net cash used in operating activities of $6.0 million and $2.7 million for the three months ended March 31, 2017 and 2016. We anticipate that operating losses and net cash used in operating activities will increase over the next several years as we further develop SNA-120 and SNA-125, move into later and more costly stages of product development, develop new product candidates, hire personnel and prepare for regulatory submissions and the commercialization of our product candidates.

We have historically financed our operations primarily through private placements of preferred stock and debt securities and will continue to be dependent upon equity and/or debt financing until we are able to generate positive cash flows from our operations. In January 2017, we entered into a note purchase agreement pursuant to which we issued, in two tranches, subordinated convertible promissory notes (the “Series B Bridge Notes”) in an aggregate principal amount of $3.9 million, with an annual interest rate of 6.0% and a maturity date of January 27, 2018. In April 2017, in connection with the issuance of Series B Preferred Stock, the entire outstanding principal under the Series B Bridge Notes, plus accrued interest, converted into 2,223,807 shares of Series B Preferred Stock. In April 2017, we issued an aggregate of 17,524,469 shares of our Series B Preferred Stock for aggregate proceeds to us of $36.5 million, excluding the shares of Series B Preferred Stock issued upon conversion of the Series B Bridge Notes described above.

We expect that our current capital resources will be sufficient to fund operations through at least the next 12 months based on our planned cash burn rate. We will need to raise substantial additional capital to fund our operations through the sale of our equity securities, incurring debt, entering into licensing or collaboration agreements with partners, grants or other sources of financing. There can be no assurance that sufficient funds will be available to us at all or on attractive terms when needed from these sources. If we are unable to obtain additional funding from these or other sources when needed it may be necessary to significantly reduce our current rate of spending through reductions in staff and delaying, scaling back, or stopping certain research and development programs. Insufficient liquidity may also require us to relinquish rights to product candidates at an earlier stage of development or on less favorable terms than we would otherwise choose.

We have based our projections of operating capital requirements on assumptions that may prove to be incorrect and we may use all our available capital resources sooner than we expect. Because of the numerous risks and uncertainties associated with research, development and commercialization of pharmaceutical products, we are unable to estimate the exact amount of our operating capital requirements. Our future funding requirements will depend on many factors, including, but not limited to:

•	the scope, progress, results and costs of researching and developing our lead product candidates or any future product candidates, and conducting nonclinical studies and clinical trials, in particular our Phase 2b and planned Phase 3 pivotal clinical trials of SNA-120, our nonclinical studies of SNA-125 and our ongoing pivotal clinical trials for SNA-001;

•	the timing of, and the costs involved in, obtaining regulatory approvals or clearances for our lead product candidates or any future product candidates;

•	the number and characteristics of any additional product candidates we develop or acquire;

•	the timing of any cash milestone payments to the former Creabilis shareholders if we successfully achieve certain predetermined milestones;

•	the timing and amount of any success payments we elect to pay in cash to certain of our existing shareholders if the market price of our common stock meets or exceeds certain specified share price thresholds;

•	the cost of manufacturing our lead product candidates or any future product candidates and any products we successfully commercialize, including costs associated with building our supply chain;

•	the cost of commercialization activities if our lead product candidates or any future product candidates are approved or cleared for sale, including marketing, sales and distribution costs;

•	the cost of building a sales force in anticipation of product commercialization;

•	our ability to establish and maintain strategic collaborations, licensing or other arrangements and the financial terms of any such agreements that we may enter into;

•	any product liability or other lawsuits related to our products;

•	the expenses needed to attract and retain skilled personnel;

•	the costs associated with being a public company;

•	the costs associated with maintaining subsidiaries in foreign jurisdictions;

•	the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, including ongoing litigation costs related to SNA-001 and the outcome of this and any other future patent litigation we may be involved in; and

•	the timing, receipt and amount of sales of any future approved or cleared products, if any.

Cash Flows Comparison of the Three Months Ended March 31, 2017 and 2016

The following table sets forth our cash flows for the periods indicated:

	(unaudited) Three Months Ended March 31,
	2017	2016
	(in thousands)
Net cash provided by (used in)
Operating activities	$(6,004)	$(2,725)
Investing activities	(50)	(31)
Financing activities	3,912	4,947
Effect of exchange rate changes on cash	(106)	—

Net (decrease) increase in cash	$(2,248)	$2,191

Net Cash Used in Operating Activities

During the three months ended March 31, 2017, net cash used in operating activities was $6.0 million and consisted primarily of a net loss of $10.1 million, offset by the increase in fair value of both the success payment liability and the contingent consideration of $1.1 million and $1.4 million, respectively. In addition, there was a $1.6 million favorable change in accounts payable and other accrued liabilities. The increase in accounts payable and other accrued liabilities was due to our overall growth and increased research and development spending.

During the three months ended March 31, 2016, net cash used in operating activities was $2.7 million and consisted primarily of a net loss of $3.8 million, offset by a $1.2 million increase in accounts payable and other accrued liabilities. The increase related to increases in legal fees, additional consultants for audit services and an increase in clinical trial activities.

Net Cash Used in Investing Activities

During the three months ended March 31, 2017 and March 31, 2016 net cash used in investing activities was $50,000 and $31,000, respectively, and represented purchases of property and equipment.

Net Cash Provided by Financing Activities

During the three months ended March 31, 2017, net cash provided by financing activities was $3.9 million from the proceeds received from the Series B Bridge Notes.

During the three months ended March 31, 2016, net cash provided by financing activities was $4.9 million from proceeds received for the Series A-3 Preferred Stock financing prior to quarter end, preceding the issuance of the shares in the subsequent quarter.

Comparison of the Years Ended December 31, 2016 and 2015

Cash Flows

The following table sets forth our cash flows for the periods indicated:

	Year Ended December 31,
	2016	2015
	(in thousands)
Net cash provided by (used in)
Operating activities	$(17,682)	$(9,979)
Investing activities	(7,059)	(88)
Financing activities	28,842	14,620
Effect of exchange rate changes on cash	28	—

Net increase in cash	$4,129	$4,553

Net Cash Used in Operating Activities

During the year ended December 31, 2016, net cash used in operating activities was $17.7 million and consisted primarily of a net loss of $21.2 million, a $2.9 million favorable change in accounts payable and other accrued liabilities and non-cash amounts related to stock-based compensation expense of $0.4 million. The increase in accounts payable and other accrued liabilities was due to accrued transaction costs of $1.2 million related to the acquisition of Creabilis, additional accruals of $0.7 million related to headcount related expenses as well as a $1.0 million increase in accounts payable relating to our overall growth and increased research and development spending.

During the year ended December 31, 2015, net cash used in operating activities was $10.0 million and consisted primarily of a net loss of $11.3 million, a $0.6 million increase in prepaid expenses and other current assets related to contract research organization pre-funding payments offset by a $0.7 million non-cash amount recorded for the fair value of the success payments and a $0.4 million non-cash amount relating to the conversion of notes plus a $0.7 million increase in accounts payable and other accrued liabilities, primarily related to an increase in accounts payable as a result of growth and the timing of payments.

Net Cash Used in Investing Activities

During the year ended December 31, 2016, net cash used in investing activities was $7.1 million, of which $6.8 million related to the purchase of Creabilis.

Net cash used in investing activities was $0.1 million during the year ended December 31, 2015 and represented purchases of property and equipment.

Net Cash Provided by Financing Activities

During the year ended December 31, 2016, net cash provided by financing activities was $28.8 million, consisting primarily of $28.0 million in proceeds from the sale of our Series A-3 Preferred Stock plus the exercise of employee stock options.

During the year ended December 31, 2015, net cash provided by financing activities was $14.6 million, consisting of $18.6 million from proceeds from our Series A-3 Preferred Stock financing offset by the repurchase of common stock and preferred stock of $3.2 million.

Contractual Obligations and Contingent Liabilities

The following summarizes our significant contractual obligations as of December 31, 2016:

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Operating leases	$686	$188	$459	$39	$—

Total obligations	$686	$188	$459	$39	$—

We entered into a lease agreement in May 2016 for our headquarters in Westlake Village, California. The term of the lease commenced in October 2016 and terminates in February 2020. The total estimated lease payments for this facility over the remaining term of the lease are approximately $0.7 million. As part of the agreement, we signed a $0.1 million irrevocable standby letter of credit that serves as the security deposit. We have a 26 month lease for office space in Carlsbad, California which expires on June 30, 2017. Although the lease contains a renewal option, we do not plan to renew.

On June 6, 2017, we amended the lease agreement for our headquarters in Westlake Village to include approximately 6,000 additional square feet of office space, beginning upon the completion of certain improvements, which is currently estimated to be August 1, 2017 and includes an allowance for leasehold improvement of up to $0.1 million. The amendment will terminate on February 29, 2020 and includes a renewal period for a term of three years, consistent with the original lease. The expansion space is subject to fixed rate escalation increases with an initial base rent of $16,000 per month and total payments over the lease term of approximately $0.5 million.

We have contingent payment obligations related to the acquisition of Creabilis for clinical, regulatory and sales milestones. Our first contingent payment of $5.0 million, subject to offsets, is payable in shares of our common stock at the then current stock price. This payment will become due upon the sooner to occur of the commencement of our additional Phase 2b trial for SNA-120 or the one-year anniversary of the closing of the transaction December 2017. We currently anticipate this payment to become due in the fourth quarter of 2017. Based on current development timelines, we do not anticipate making any milestone payments during the year ended 2018. For more detail regarding amounts to be paid, see “Creabilis Acquisition” above.

We have certain payment obligations related to the Success Payment Agreement that we entered into with certain of our existing stockholders in October 2015. These success payments are based on certain specified threshold per share values of our common stock measured at specific times through October 2020. Success payments are payable in cash or, in our sole discretion, common stock, and will be owed, if ever, in the event that the value of our common stock meets or exceeds certain specified share price thresholds on any of the following dates during the success payment period: (1) any date after the 90th day after we complete this initial public offering; (2) the date on which we sell, lease, transfer or exclusively license all or substantially all of our assets to another company; and (3) the date on which we merge or consolidate with or into another entity (other than a merger in which our pre-merger stockholders own a majority of the shares of the surviving entity). In the case of an initial public offering, success payments are triggered when the per share value of our common stock, as determined based on the average trading price of a share of our common stock over the consecutive 90-day period preceding the date the success payment is triggered, meets or exceeds specified per share thresholds. In the case of an asset sale, license or sale of the company, success payments are triggered when the per share value of our common stock, as determined based on the consideration paid in the transaction for each share of our stock, meets or exceeds specified per share thresholds. Each per share threshold is associated with a success payment, ascending from $10.0 million at $9.15 per share to $35.0 million at $12.20 per share to $60.0 million at $18.30 per share, in each case subject to adjustment for any stock dividend, stock split, combination of shares, or other similar events. Any previous success payments made to stockholders pursuant to the Success Payment Agreement are credited against the success payment owed as of any future valuation date. The success payments paid to such stockholders will not exceed, in aggregate, $60.0 million. During the first year following this offering we will not be required to make any success payments triggered by the per share market value of our common stock until the first anniversary of the closing of this offering (or a 90-day grace period following such anniversary, at our option if we are contemplating a capital market transaction during such grace period). In order to satisfy our obligations to make these success payments, if and when they are triggered, we may issue equity securities that may cause dilution to our stockholders, or we may use our existing cash or incur debt obligations to satisfy the success payment obligation in cash, which may adversely affect our financial position.

We enter into contracts in the normal course of business with clinical research organizations for clinical trials and clinical supply manufacturing and with vendors for preclinical research studies, research supplies and other services and products for operating purposes. These contracts generally provide for termination on notice, and therefore we believe that our non-cancelable obligations under these agreements are not material.

We have an exclusive license and supply agreement with nanoComposix, pursuant to which we owe minimum annual royalties of $50,000 or low single digit royalties on net sales of licensed products.

Indemnification

In the normal course of business, we enter into contracts and agreements that contain a variety of representations and warranties and provide for general indemnifications. Our exposure under these agreements is unknown because it involves claims that may be made against us in the future, but have not yet been made. To date, we have not paid any claims or been required to defend any action related to our indemnification obligations. However, we may record charges in the future as a result of these indemnification obligations.

In accordance with our certificate of incorporation and bylaws, we have indemnification obligations to our officers and directors for specified events or occurrences, subject to some limits, while they are serving at our request in such capacities. There have been no claims to date, and we have director and officer insurance that may enable us to recover a portion of any amounts paid for future potential claims.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined under SEC rules.

Stock Purchase Rights

In January 2016, in connection with his commencement of employment with us, our board of directors granted Dr. Beddingfield, our Chief Executive Officer, the right to purchase 3,249,943 shares of our common stock for a purchase price of $0.40 per share, which the board of directors determined was the fair market value on the date of grant. With respect to 2,670,335 shares subject to the stock purchase right, 1/4th of the shares vested on January 1, 2017, and 1/48th of the shares vest monthly thereafter, subject to Dr. Beddingfield continuing to provide services to us through each such vesting date. With respect to 289,804 shares subject to the stock purchase right, 50% of the shares vest on the first date the volume-weighted average trading price of our common stock equals or exceeds $12.10 per share, and 1/24th of the shares vest monthly thereafter, subject to Dr. Beddingfield continuing to provide services to us through each such vesting date. With respect to the remaining 289,804 shares subject to the stock purchase right, 50% of the shares vested upon achievement of a milestone related to clinical development, and 1/24th of the shares vest monthly thereafter, subject to Dr. Beddingfield continuing to provide services to us through each such vesting date. We determined that the stock purchase rights effectively represented an option and the fair value of the option was $0.5 million, which is being amortized as compensation expense over the performance period of the award with $0.1 million and $36,000 recognized as compensation expense for the year ended December 31, 2016 and the three months ended March 31, 2017, respectively.

In May 2016, Dr. Beddingfield exercised his stock purchase rights in full and purchased restricted stock that vests on the same schedule as the stock purchase rights by providing a promissory note to us in the principal amount of $1,299,977.20, with an interest rate of 1.43% per annum. The promissory note was considered to be substantively non-recourse and, as such, the issuance of the unvested restricted shares in exchange for the note continued to constitute a stock option for accounting purposes. As the promissory note is non-recourse, it is not reflected on our December 31, 2016 and March 31, 2017 balance sheets. All of the shares subject to the award were unvested at December 31, 2016 and 778,847 shares vested during the three months ended March 31, 2017. The principal and interest of the promissory note will be forgiven by our board of directors in 2017.

Irrevocable Election Under Jumpstart Our Business Startups Act of 2012 (JOBS Act)

The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company.” As an “emerging growth company,” we are electing not to take advantage of the extended transition period afforded by the JOBS Act for the implementation of new or revised accounting standards, and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth public companies. Section 107 of the JOBS Act provides that our decision not to take advantage of the extended transition period is irrevocable. We have chosen to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act.

Recent Accounting Pronouncements

Accounting Pronouncements Adopted

In August 2014, the Financial Accounting Standards Board, or FASB, issued accounting standard update, or ASU 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern, which provides guidance about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. We adopted this ASU for the year ended December 31, 2016.

In September 2015, the FASB issued ASU 2015-16, Simplifying the Accounting for Measurement-Period Adjustments, which eliminates the requirement to retrospectively adjust the consolidated financial statements for measurement-period adjustments that occur in periods after a business combination is consummated. Measurement period adjustments are calculated as if they were known at the acquisition date, but are recognized in the reporting period in which they are determined. Additional disclosures are required about the impact on current-period income statement line items of adjustments that would have been recognized in prior periods if prior-period information had been revised. The guidance is effective for annual periods beginning after December 15, 2015 and is to be applied prospectively to adjustments of provisional amounts that occur after the effective date. Early application is permitted. We adopted this ASU for the year ended December 31, 2016.

In November 2015, the FASB issued ASU No. 2015-7, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, which updated and simplified the presentation of deferred income taxes. Current generally accepted accounting principles require an entity to separate deferred income tax liabilities and assets into current and noncurrent amounts in a classified statement of financial position. To simplify the presentation of deferred income taxes, the amendments in this update require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2016 and interim periods within those annual periods. Earlier application is permitted. The adoption of this standard did not have a material impact on the consolidated financial statements and disclosures.

In March 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation (Topic 718). The new guidance simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, classification on the statement of cash flows, and allows for the recognition of forfeitures as they occur rather than based on an estimated forfeiture rate. The amendments in this standard are effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted. We adopted this ASU for the year ended December 31, 2016.

In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which removes Step 2 from the goodwill impairment test. It is effective for annual and interim periods beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed with a measurement date after January 1, 2017. The adoption of this standard did not have a material impact on the consolidated financial statements and disclosures.

Accounting Pronouncements Being Evaluated

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) which amended the existing accounting standards for revenue recognition. ASU 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. This guidance is effective for fiscal years beginning after December 15, 2017, with an option to early adopt for fiscal years beginning after December 15, 2016 . We have decided not to early adopt and the adoption of this ASU is not expected to have a material impact on our consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (ASC 842), which requires lessees to recognize most leases on the balance sheet. This is expected to increase both reported assets and liabilities. The new lease standard does not substantially change lessor accounting. The standard will be effective for the first interim reporting period within annual periods beginning after December 15, 2018, although early adoption is permitted. Lessees and lessors will be required to apply the new standard at the beginning of the earliest period presented in the financial statements in which they first apply the new guidance, using a modified retrospective transition method. The requirements of this standard include a significant increase in required disclosures. We are currently evaluating the impact of adopting this standard on the consolidated financial statements and disclosures, but do not expect it to have a significant impact.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230), which seeks to reduce the existing diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The standard becomes effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years, with early adoption permitted. We are currently evaluating the impact of adopting this standard on the consolidated financial statements and disclosures, but do not expect it to have a significant impact.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The update is effective for fiscal years beginning after December 15, 2017, including interim reporting periods within those fiscal years. Early adoption is permitted. The purpose of Update No. 2016-18 is to clarify guidance and presentation related to restricted cash in the statement of cash flows. The amendment requires beginning-of-period and end-of-period total amounts shown on the statement of cash flows to include cash and cash equivalents as well as restricted cash and restricted cash equivalents. We are currently evaluating the impact of adopting this standard on the consolidated financial statements and disclosures, but do not expect it to have a significant impact.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which clarifies the definition of a business to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The standard introduces a screen for determining when assets acquired are not a business and clarifies that a business must include, at a minimum, an input and a substantive process that contribute to an output to be considered a business. This standard is effective for fiscal years beginning after December 15, 2017, including interim periods within that reporting period. We are currently evaluating the impact of adopting this standard on the consolidated financial statements and disclosures, but do not expect it to have a significant impact.

In May 2017, the FASB issued ASU 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. It is effective prospectively for the annual period ending December 31, 2018 and interim periods within that annual period. Early adoption is permitted. We are currently evaluating the impact of adopting this standard on the consolidated financial statements and disclosures, but do not expect it to have a significant impact.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There were no changes in or disagreements with accountants on accounting and financial disclosures.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate sensitivities. As of March 31, 2017, we had cash of $6.8 million and restricted cash of $0.1 million, which consist of bank deposits. Such interest-earning instruments carry a degree of interest rate risk; however, historical fluctuations in interest income have not been significant. At March 31, 2017, we had $3.9 million of convertible notes outstanding. In April 2017, the outstanding principal and accrued but unpaid interest for all outstanding convertible notes was converted into shares of Series B convertible preferred stock in connection with our Series B convertible preferred stock financing.

As a result of the acquisition of Creabilis, we now have wholly-owned foreign subsidiaries that operate in euros and british pounds. As such, in the future we may be subject to fluctuations in foreign currency exchange rate risk. However, we do not expect foreign currency fluctuations to have a material impact on our results of operations. We currently do not hedge any foreign currency exposure.

BUSINESS

Overview

We are a clinical-stage biopharmaceutical company focused on bringing innovations in biotechnology to the discovery, development and commercialization of first-in-class, targeted, topical products in medical dermatology and aesthetics. Our objective is to develop our multi-asset pipeline of topical therapies that enhance the health, appearance and quality of life of dermatology patients. We are advancing multiple product candidates derived from our Topical by Design™ platform, all of which are designed to be suitable for chronic administration in patients with inflammatory skin diseases and other dermatologic and aesthetic conditions. Our lead candidate from this platform, SNA-120, is a first-in-class inhibitor of Tropomyosin receptor kinase A, or TrkA, in Phase 2b clinical development for the treatment of pruritus, or itch, associated with psoriasis, as well as for psoriasis itself. Our second Topical by Design product candidate, SNA-125, is a dual JAK3/TrkA inhibitor being developed for the treatment of atopic dermatitis, psoriasis and pruritus. Additionally, we have advanced SNA-001, a silver particle treatment derived from our Topical Photoparticle Therapy™ platform, into pivotal clinical trials for both acne vulgaris and the reduction of unwanted light-pigmented hair. We believe our management team is well-positioned to execute on our objectives, having served in clinical and commercial leadership roles at several marquee dermatology, aesthetics and biotechnology companies, including Kythera, Allergan, Medicis, Amgen and Novartis.

There is a significant opportunity to address the historical lack of innovation in topical products for dermatology patients. Recent advances in biotechnology have enabled the development of novel, biologic drugs which act on specific molecular targets and pathways, and have been utilized to address inflammatory disorders. However, despite having shown impressive efficacy, use of these drugs has been limited to patients with more severe forms of disease due to the potentially significant side effects associated with systemic administration and their relatively high cost. Accordingly, the 80-90% of dermatology patients who present with mild-to-moderate disease severity or more localized disease have not benefitted from these advances. Today, such patients typically resort to non-specific, topical therapies such as corticosteroids and emollients, which are either marginally effective or unsuitable for chronic administration due to their side effects. We are focused on filling this innovation gap in dermatology by developing targeted topical products suitable for chronic administration to serve the vast majority of patients suffering from these inflammatory skin diseases and other dermatologic and aesthetic conditions.

Through our proprietary Topical by Design platform we develop targeted, topical treatments for inflammatory skin diseases and other conditions by creating new chemical entities, or NCEs, based on small molecules with well understood mechanisms of action. Using this technology, we site-selectively direct the conjugation of small polyethylene glycol, or PEG, polymers to selected pharmacologically active compounds. This modification alters the pharmacological activity of the active compound to refine its target selectivity while also changing its physicochemical profile. The resulting NCEs are designed to penetrate the skin for highly localized delivery of the drug against the selected targets or pathway, while minimizing systemic exposure. By utilizing this targeted, topical approach, we create topical therapies that are specifically designed to be suitable for chronic administration. Our lead product candidates from our Topical by Design platform are:

•	SNA-120 (pegcantratinib), a first-in-class topical TrkA inhibitor for the treatment of pruritus associated with psoriasis, and which may also be effective for the treatment of psoriasis itself. A Phase 2b trial was completed for SNA-120 that demonstrated statistically significant improvements in the pruritus associated with psoriasis, positive trends in the improvement of psoriasis severity, and a favorable safety and tolerability profile. We plan to initiate additional clinical trials for SNA-120, including a Phase 2b clinical trial by the end of 2017 in order to expand our understanding of SNA-120 in pruritus and psoriasis and provide additional endpoint evaluation and validation, with data expected in the first half of 2019. We anticipate commencing Phase 3 trials in the second half of 2019.

•	SNA-125, a topical Janus kinase 3 (JAK3)/TrkA inhibitor with the potential to treat various inflammatory skin conditions, including atopic dermatitis, psoriasis and pruritus. Non-clinical studies have demonstrated anti-inflammatory activity in an animal model, and a favorable safety profile. We believe that by inhibiting both JAK3 and TrkA, SNA-125 has the potential to be a differentiated, best-in-class topical therapy. We are completing nonclinical studies to enable clinical trials in the first half of 2018.

Our second technology platform, Topical Photoparticle Therapy, utilizes silver particles applied on the skin to direct the light from commercially available lasers to the sebaceous gland and hair follicle to cause selective photothermolysis, a method of using light energy to produce heat in a specific tissue and facilitate local tissue injury. SNA-001, our lead product candidate from this platform, is a topical suspension of silver particles under development for the treatment of acne and for the reduction of light-pigmented hair, including white, gray, blonde, light brown and light red hair. In the case of acne, SNA-001 targets one of the key structures implicated in the pathogenesis of acne, the sebaceous gland. In the case of unwanted light or mixed pigmented hair, which cannot be removed with lasers alone, SNA-001 targets the hair follicle. Our studies have shown significant reductions in acne lesions and in light-pigmented hair following a small number of procedures with SNA-001. We are currently conducting three pivotal trials for the treatment of acne and anticipate reporting initial topline data from these studies in the second half of 2018. Concurrently, we are conducting three pivotal trials for SNA-001 for the reduction of light-pigmented hair, with initial topline data expected in the second half of 2018. Assuming data from these trials are positive, we expect to file the first 510(k) applications in the second half of 2019 for both indications.

Prescription medical dermatology products represented an approximately $19 billion global market in 2016, which is projected to grow to over $25 billion by 2020. Prescription drugs indicated for the treatment of psoriasis, atopic dermatitis and acne accounted for approximately 50% of this market, and we believe that the treatment of pruritus, which affects the vast majority of psoriasis and atopic dermatitis patients and a large percentage of patients with other chronic conditions, presents a substantial additional market opportunity. Demand for treatments of dermatologic conditions is driven, in part, by the highly visible nature of skin disease and distressing symptoms the patient experiences, such as itch, burning, or pain, all of which negatively impact quality of life. As new products are developed to address these unmet needs, we believe patients, physicians and payors will prefer the use of effective topical treatments that are suitable for chronic use in the broader patient population. We design and develop our targeted topical products with these criteria in mind, and believe they will play an important role in the treatment of various underserved skin conditions in the future.

The market for non-surgical, aesthetic dermatologic procedures was estimated at $6.8 billion in the United States in 2016, and is characterized by the significant willingness of patients to pay out of pocket for aesthetic improvements. In addition to addressing acne in the medical dermatology market, our Topical Photoparticle Therapy platform targets an aesthetic market opportunity in the reduction of unwanted light-pigmented hair, and we believe our Topical Photoparticle Therapy product candidate SNA-001, if cleared, will play an important role in the market for non-surgical, aesthetic dermatologic procedures.

In comparison to many other segments of the biopharmaceutical industry, we believe that product development and commercialization in medical dermatology and aesthetics can be relatively efficient in terms of time and cost. In many cases, clinical studies to evaluate efficacy and safety are conducted using well established endpoints and regulatory pathways that allow for comparatively modest sample sizes and shorter durations of therapy. Additionally, the prescribing base of dermatologists in the United States is relatively concentrated compared to other medical specialties. We believe a targeted, specialty sales and marketing organization focused on dermatologists and aesthetic physicians will allow us to directly address these physicians and capture market share for our product candidates in North America. To realize the full commercial potential of our product candidates in other geographic markets and sales channels, we will evaluate alternate commercialization strategies, including licensing and co-commercialization agreements with third parties. We believe that these industry dynamics provide an attractive backdrop to establish ourselves as a leader in medical dermatology and aesthetic product development and commercialization.

We have assembled a management team with extensive experience in product development and commercialization at several leading dermatology, aesthetics and biotechnology companies, including Kythera, Allergan, Medicis, Amgen and Novartis. In these roles, members of our senior management team were integrally involved in securing regulatory approval from the U.S. Food and Drug Administration, or FDA, for 17 new dermatology and aesthetic products, and establishing several leading global brands, including Botox, Juvederm, Kybella, Latisse, Dysport, Restylane, Solodyn, Cosentyx and Ilaris. We believe this collective experience and achievement provides us with significant and differentiated insight into scientific, regulatory and commercial aspects of drug development that can influence our overall success, as well as a broad network of relationships with leaders within the industry and medical community. We are further supported by a group of leading institutional investors, including ARCH Venture Partners, Venvest Capital, Partner Fund Management, Altitude Life Science Ventures, funds affiliated with Fidelity Management & Research Company, Asymmetry Capital Management, Omega Fund Management and investment funds advised by Clough Capital.

Our Strategy

Our strategy is to develop and commercialize innovative and differentiated medical dermatology and aesthetic treatment solutions that we believe can be successful in the marketplace. The key components of our strategy are to:

•	Leverage our proprietary technology platforms to design and develop targeted, topical therapies. There is an untapped opportunity to bring innovative topical therapies to the 80-90% of dermatology patients with mild-to-moderate inflammatory disease severity, for whom systemic therapies are inappropriate and existing topical therapies are marginally effective or unsuitable for chronic administration. We believe that our two proprietary technology platforms, Topical by Design and Topical Photoparticle Therapy, are positioned to yield multiple topical products for this large underserved population, as well as potentially in other therapeutic areas where topical approaches may provide clinical benefit. We have validated our platforms by advancing lead product candidates from both platforms beyond clinical proof-of-concept. Importantly, by applying our technology platforms to well understood biological targets and pathways, we may be able to reduce the risks associated with the development of novel, targeted topical therapies.

•	Rapidly advance our existing product candidates through clinical development. Our first Topical by Design product candidate, SNA-120, has shown statistically significant and clinically meaningful reductions in the pruritus associated with psoriasis in a Phase 2b trial. We plan to initiate an additional Phase 2b trial by the end of 2017. We expect to initiate clinical trials for our next product candidate from the Topical by Design platform, SNA-125, in the first half of 2018 and to report proof-of-concept data in atopic dermatitis and psoriasis in the second half of 2018. We believe these highly differentiated topical therapies have the potential to address multi-billion dollar market opportunities across atopic dermatitis, psoriasis, and pruritus. Our Topical Photoparticle Therapy product candidate, SNA-001, is currently in pivotal trials for both acne vulgaris and the reduction of unwanted light-pigmented hair. We intend to complete these trials efficiently and advance SNA-001 to our first regulatory filing in the United States and international markets in the second half of 2019.

•

Continue building a diversified multi-asset pipeline of novel topical therapies. Our objective is to build a well-balanced, multi-asset portfolio targeting the medical dermatology and aesthetics markets, with a strong focus on topical products and large patient populations with unmet needs. To achieve this, we will selectively pursue development of our current product candidates SNA-120, SNA-125 and SNA-001 in additional indications where they could have meaningful impact while, over time, selecting additional clinical development candidates from our preclinical pipeline of NCEs based on our Topical by Design technology. We also plan to invest in our internal research efforts to bring forth new product candidates for medical dermatology and aesthetics, as well as in other therapeutic areas for which localized, topical drug delivery could deliver clinical benefit. Our internal research efforts are led by the scientific team that originally developed the Topical by Design technology platform. In addition to our internal discovery efforts, we may choose to selectively in-license or acquire complementary, external product candidates by leveraging the insights, network and experience of our management team.

•	Maximize the global commercial potential of our product candidates. We retain worldwide commercial rights to all of our product candidates. If approved, we intend to commercialize our product candidates independently by establishing specialized field medical, sales and marketing organization focused on dermatologists and aesthetic physicians in North America. In certain sales channels and geographies, we will evaluate alternate strategies to maximize the potential value of our assets, such as licensing and co-commercialization agreements with third parties.

•	Leverage the extensive experience of our management team in developing and commercializing multiple leading global dermatology brands. We have assembled a management team with extensive experience in product development and commercialization at several leading dermatology and aesthetics companies, including Kythera, Allergan, Medicis, Amgen and Novartis. Our Chief Executive Officer and Chief Medical Officer are practicing dermatologists whose close proximity to patients provides them with deep insight into the needs of patients as well as the changing treatment landscape. We have long-standing experience in the dermatology community and strong relationships with opinion leaders, regulatory agencies, advocacy groups and medical practitioners. In addition, our team has established credibility from a track record of success working with regulators to attain approval of multiple products, many of which were first-in-class and required the development and validation of new endpoints and agreement on the development pathways. These experiences enable us to better understand unmet medical needs, design and execute efficient clinical trial programs, craft effective regulatory strategies and identify new development opportunities. Recent consolidation in the medical dermatology and aesthetics industry has created an opportunity for us to work closely with physicians to identify unmet needs and deliver innovative products to patients.

Overview of the Dermatology Market

Dermatology is a medical specialty encompassing a broad range of conditions, diseases, and aesthetic concerns associated with the skin, hair, nails and mucous membranes. The specialty is generally segmented into two categories: medical dermatology, which refers to the treatment of conditions and diseases including psoriasis, atopic dermatitis, pruritus, acne and rosacea, and aesthetics, which focuses on improving the patient’s appearance, most frequently the signs of aging or undesirable cosmetic features, such as unwanted wrinkles, fat or excessive body hair.

Dermatologic conditions can have significant effects on patients’ quality of life, due to the highly visible nature of skin disease and distressing symptoms felt by the patient, such as itching, burning, or pain. For example, itch from psoriasis has been shown to have a strong negative correlation with a patient’s quality of life on par with other severe chronic conditions. Acne vulgaris frequently results in significant emotional distress and other psychological issues from the social stigma associated with disease, and severe acne can cause permanent scarring, anxiety, and depression.

Due to the severe impact on patients’ lives, the medical dermatology market is large, with approximately $19 billion in global sales in 2016. Given high unmet need in indications for which there are currently no approved or adequate topical therapies, such as pruritus, psoriasis and atopic dermatitis, we expect the demand for innovative topical products to continue to expand. Similarly, the market for non-surgical, aesthetic procedures is large, estimated at approximately $6.8 billion in the United States in 2016, driven by consumers’ strong desire to reduce visible signs of aging and cosmetic concerns. The physician practice of dermatology has evolved to encompass both medical dermatology and aesthetics as a means to satisfy patient needs and improve practice revenue as trends in consumer demand and the health of the economy fluctuate. The increasing appetite of consumers for cosmetic improvements to their appearance has fueled a cash pay market in aesthetic dermatology that has favorable economic implications for treating physicians. Reflecting this convergence of medical and aesthetic dermatology, most dermatologists practice in both medical dermatology and aesthetics. For example, in a survey of 103 dermatologists that we conducted, 89% indicated that their practices are “Medical and Aesthetic Dermatology.” Dermatology procedures and other treatments have aligned with current practice and enable dermatologists to address medical as well as aesthetic concerns, with some procedures serving as an adjunct or alternative therapy. Procedural treatments are an integral part of the well-established approach to treating dermatological conditions with multiple therapeutic options, whereby many patients use multiple drugs and procedural treatments in parallel or in sequence, due to the limited availability of effective, targeted therapeutics suitable for long-term use.

The vast majority of dermatology patients are treated with topical products. The most frequently prescribed topical products are corticosteroids, which accounted for approximately 40 million prescriptions in the United States in 2015 according to IMS Health. Despite their efficacy, topical corticosteroids are often used for only short-term relief of chronic conditions such as atopic dermatitis and psoriasis, because side effects limit their long-term use. As a result, we believe there is a significant unmet need for non-steroidal topical therapies suitable for long-term use. This is evidenced by the topical calcineurin inhibitors Elidel and Protopic rapidly displacing topical steroids for atopic dermatitis, until boxed warnings for side effects significantly limited their use. Additionally, Eucrisa, a topical PDE4 inhibitor that was recently approved for atopic dermatitis, is projected to have multi-billion dollar peak sales potential globally, primarily driven by its favorable safety profile.

Our Technology Platforms and Product Candidates

We have two proprietary technology platforms focused on topical dermatology products: our Topical by DesignTM platform and our Topical Photoparticle TherapyTM platform. We are utilizing these technology platforms to build a pipeline of product candidates that we believe will address significant unmet needs in medical dermatology and aesthetics, as summarized in Figure 1 below:

Figure 1. Our Pipeline

a.	Regulated as a drug pursuant to a new drug application (NDA) regulatory pathway.
b.	Regulated as a Class II medical device under 510(k) marketing clearance pathway.

Topical by Design Platform

Our proprietary Topical by Design platform is designed to enable the topical application of potent active pharmaceuticals against known biologic targets while minimizing exposure to the systemic circulation. Applying this technology, we have created a pipeline of drug candidates with unique pharmacological profiles that are designed to be suitable for chronic administration. The principal innovation of the Topical by Design technology is the linkage of a short polymer to a pharmacologically active compound, typically a small molecule, through a bridging unit, resulting in an NCE, as illustrated in Figure 2 below.

Figure 2. Creation of New Chemical Entities with the Topical by Design Platform

The active compound is selected based on the target or pathway of interest. For example, one of our lead product candidates, SNA-125, targets JAK3 which is a validated target in atopic dermatitis and psoriasis. In a single chemical transformation, a short polymer is covalently linked to the small molecule through a bridging unit. Both the polymer, a short PEG tail, and the bridging unit, define the pharmacology of the active compound and refine its target selectivity. Furthermore, the polymer changes the physicochemical characteristics of the new molecule. Drug candidates derived from the Topical by Design technology are necessarily amphiphilic, soluble in both aqueous and lipid environments. This enables sufficient penetration into the skin where the drug effect is desired and achievement of high local drug concentrations with low systemic absorption. To the extent there is any systemic absorption, in our nonclinical studies, the drug candidates have demonstrated pharmacokinetics consistent with rapid clearance by the kidneys in minutes. We have not detected systemic exposure of SNA-120, another lead product candidate, at the limit of detection in our clinical studies to date.

Clinically, the advantageous physicochemical properties resulting in high resident drug concentration in the skin and low systemic exposure may allow for concentrated, local treatment of cutaneous inflammation and other dermatoses by efficiently addressing validated targets while maintaining a favorable safety profile. Further, these drug candidates, if successfully developed and approved, may be eligible for regulatory exclusivity as NCEs. Our primary focus is the development of drug candidates for dermatological conditions. However, we believe that our Topical by Design technology may also address other therapeutic needs where localized drug delivery that avoids systemic exposure is desirable, such as ophthalmological, gastrointestinal or pulmonary conditions. To the extent we believe applications beyond dermatology are viable, we may explore alternatives to monetize the potential for our Topical by Design platform.

Our lead product candidates developed through the Topical by Design technology platform are SNA-120 and SNA-125.

SNA-120

SNA-120 is designed to selectively inhibit TrkA, the high affinity receptor for nerve growth factor, or NGF, a known mediator of pruritus, or itch, and neurogenic inflammation associated with psoriasis. TrkA and NGF are recognized targets in psoriasis and are overexpressed in plaques. We believe that SNA-120 has the potential to treat pruritus associated with psoriasis, as well as improve the underlying psoriasis, while being suitable for chronic administration. SNA-120 has demonstrated statistically significant and clinically meaningful reductions in the pruritus associated with psoriasis, as well as favorable tolerability in psoriasis patients in a Phase 2b clinical trial. We plan to initiate additional clinical trials for SNA-120, including a Phase 2b clinical trial by the end of 2017 in order to expand our understanding of SNA-120 in pruritus and psoriasis and provide additional endpoint evaluation and validation, with data expected in the first half of 2019.

Pruritus

Pruritus is a common and persistent symptom of many inflammatory skin diseases and is often described as one of the most distressing symptoms. The medical community’s awareness of the clinical significance of pruritus has grown in recent years as endpoints measuring the intensity of pruritus have demonstrated a strong impact on patients’ quality of life. Pruritus manifests itself in different ways in different diseases and may be driven by different mechanisms of action. As such, the FDA recommends that pruritus treatments be studied in the context of the specific disease for which they will be used, which in the case of SNA-120 is pruritus associated with psoriasis.

Psoriasis and Associated Pruritus Market

Psoriasis vulgaris is a chronic inflammatory skin disease that affects approximately 2-3% of the global population. Psoriasis is characterized by thickened plaques of inflamed, itchy, red skin covered with thick, silvery scales typically found at the elbows, knees, trunk and scalp. Patients are generally categorized as mild, moderate or severe, with approximately 80-90% of patients having mild or moderate forms of the disease according to GlobalData. The disease ranges from a single, small, localized lesion in some patients to a severe generalized eruption with complete body coverage. It is a chronic, complex, multifactorial immune-mediated disease that requires long-term treatment. According to Kalorama Information, sales of drugs for the treatment of psoriasis globally were $4.8 billion in 2016 and expected to grow to $8.1 billion by 2020. Drug spend is driven largely by the recent introductions of new systemic biologic therapies, which can be highly effective in reducing the appearance of plaques, but are only prescribed for the roughly 10-20% of the psoriasis population with more severe disease. The majority of patients use at least one topical therapy and pricing for these topicals is approximately $500-800 per 60g tube, which generally represents a one month supply of a single therapy for mild disease.

Pruritus is one of the most common chronic symptoms in psoriasis. In fact, the word “psoriasis” originates from the Greek word psora, which means “to itch.” Chronic itch poses specific problems and is a particularly relevant clinical and patient concern as resultant scratch can lead to the appearance of new plaques or the exacerbation of existing psoriatic plaques, a well described process known as the Koebner phenomenon. A National Psoriasis Foundation study of 17,488 patients found that pruritus was experienced by 79% of patients, making it the second most commonly reported symptom, after scaling (94%). In a clinical study we conducted of 160 psoriatic patients, 97.4% of patients had pruritus and 68.7% had at least moderate pruritus at baseline.

Previously there has been a lack of awareness of the substantial effect of pruritus on psoriatic patients’ quality of life, with dermatologists primarily focusing on improving the visible appearance of psoriasis. Because the itch of psoriasis has a burning quality to it, it may at times have been categorized as pain rather than itch, resulting in itch being under-appreciated. Increased attention in the literature has revealed pruritus to be as important to patients as the visible appearance. At a recent FDA public meeting to discuss patient-focused drug development for psoriasis, patients rated the symptom of “itching” as having the most significant impact on their daily lives, equal in importance to “flaking and scaling.” Psoriatic patients with pruritus have a significant decrease in Health Related Quality of Life, or HRQoL, compared to those without pruritus, with a significant correlation between Dermatology Life Quality Index scoring and pruritus intensity. In patients with moderate-to-severe psoriasis, improvement in pruritus has been reported to correlate with improvement in quality of life scores.

Limitations of Current Therapies

The typical psoriasis patient has moderately pruritic plaques covering less than 10% body surface area and is prescribed topical medication. The most common topicals are corticosteroids, Vitamin D derivatives, such as Dovonex, Vitamin A derivatives, such as Tazorac, and crude coal tar preparations. None of these topical therapies adequately treat the important and often neglected symptom of pruritus associated with psoriasis. There are no specific, chronic topical anti-pruritic therapies to treat the pruritus associated with psoriasis vulgaris that have been approved. Our research indicates that patients often seek relief from pruritus by using an array of topical products available over the counter, or OTC, and without prescription. However, OTC medications like antihistamines offer little relief for the itch associated with psoriasis.

Corticosteroids, as monotherapy or in combination with Vitamin D derivatives, are the most effective topicals for treating plaques and may modestly impact pruritus in some patients, but are limited to short-term use because of association with localized atrophy or thinning of the skin and the potential to systemically suppress the body’s ability to make normal amounts of endogenous corticosteroids. Non-steroidal topicals, such as Vitamin D derivatives, have moderate efficacy and can cause skin irritation with some patients reporting burning sensations associated with their use, potentially exacerbating pruritic symptoms.

Ultraviolet, or UV, light therapy is recommended for those patients who are not well managed with topical therapy and/or have more widespread and diffuse psoriatic plaque involvement. These treatments can be effective but require multiple visits to the doctor’s office each week and have been shown to increase patients’ risk of developing skin cancer. For patients with more severe psoriatic plaque involvement, those who do not respond to UV therapy or seeking more rapid onset of relief, systemic drugs may be prescribed. The most common oral treatments are the immunosuppressive drug methotrexate, cyclosporine, and the Vitamin A derivative acitretin. These treatments are associated with systemic side effects including liver toxicity, hypertension, renal impairment, and, in the case of acitretin, the risk of birth defects, and therefore require routine monitoring. More recently, the Phosphodiesterase-4, or PDE, inhibitor apremilast has been approved as a systemic therapy for moderate-to-severe psoriasis with good efficacy, however side effects including neutropenia and depression have been reported. Moreover, despite improvement in visible plaques, based on patient reports, these treatments may not be adequately effective in treating the pruritus associated with psoriasis. This is particularly relevant given that studies have found no correlation between visible psoriasis plaque severity and pruritus disease severity in patients.

For patients that have moderate psoriasis and do not respond to oral treatments or UV therapy, or for patients that have severe psoriasis, physicians prescribe injectable biologic treatments. A number of injectable or intravenous biologic drugs have been approved over the years, including Enbrel, Humira, Remicade, Stelara, Cosentyx and Taltz. Many of these drugs are monoclonal antibodies, a type of complex protein molecule. Some of these drugs act by inhibiting TNF-alpha, IL-17 or IL-12/IL-23. While these injectable biologic drugs can have exceptional efficacy in reducing the appearance of plaques, they may have potentially life-threatening side effects resulting from infection or cancer, especially when used as a chronic treatment. Furthermore, these drugs are very expensive, costing tens of thousands of dollars annually, and as such are reserved for the severe patient populations or those patients with extensive body surface area coverage that do not respond to other treatments. Despite significant reductions in the visible plaques of patients on injectable biologic drugs, some patients still have persistent pruritus. Figure 3 below illustrates the current paradigm for the treatment of psoriasis.

Figure 3. Current Psoriasis Treatment Paradigm

Our Solution: SNA-120

SNA-120 is our topical product candidate for the treatment of pruritus and psoriasis. We are studying SNA-120 in mild-to-moderate psoriasis patients with associated pruritus. In addition, we believe SNA-120 has the potential to treat residual pruritus in patients with moderate-to-severe psoriasis who utilize a combination of topical and systemic treatments. SNA-120 is designed to address pruritus associated with psoriasis as well as the underlying psoriasis and biology of the disease, and, if approved, would likely be the first prescription topical treatment indicated for pruritus associated with psoriasis.

The target of SNA-120 is TrkA, the high affinity receptor for NGF. Binding of NGF to TrkA induces TrkA autophosphorylation and leads to the activation of transient receptor potential cation channel subfamily V member 1 (TRPV1) through phosphatidylinositol-4,5-bisphosphate 3-kinase (PI3K) and protein kinase C (PKC). TRPV1 activation results in the transmission of pain, burning and itch sensation to the central nervous system by peripheral sensory nerves. Both NGF and TrkA are upregulated in the epidermis, the outer layer of the skin, of psoriasis patients. In psoriatic lesions specifically, NGF is overexpressed by keratinocytes and causes sustained activation of the TrkA-

TRPV1 axis, contributing to neurogenic inflammation, nerve sensitization, neurite outgrowth and the clinical manifestation of burning/itching sensation in the skin. In pruritic patients, psoriatic skin is more heavily innervated in the superficial dermis and epidermis with cutaneous nerves expressing elevated levels of NGF and TrkA.

SNA-120 inhibits the intracellular kinase domain of TrkA, blocking downstream activation of TRPV1 and reducing the signaling of itch sensation by peripheral nerves. Persistent inhibition of TrkA also decreases upregulation and potentiation of TRPV1 activity, an important component of neurogenic inflammation in psoriasis. We believe that SNA-120 also has the potential to address the underlying pathophysiology of psoriatic lesion development in addition to its effect on itch. Figure 4 below illustrates the pathophysiology of psoriatic itch and the mechanism of action of SNA-120.

Figure 4. Pathophysiology of Psoriatic Itch and the Mechanism of Action of SNA-120

SNA-120 Clinical Development

SNA-120 is being developed for the treatment of pruritus associated with mild-to-moderate psoriasis and we believe it also has the potential to concurrently improve the psoriatic plaques, including associated scaling, erythema, and induration. We expect to initiate additional clinical trials for SNA-120, including a Phase 2b trial by the end of 2017 to expand our understanding of SNA-120 in pruritus and psoriasis and provide additional endpoint evaluation and validation. An investigational new drug application, or IND, for SNA-120 was submitted to the FDA in July 2010 for evaluation in the treatment of mild-to-moderate psoriasis by Creabilis, which remains the IND sponsor; however, prior to the initiation of our Phase 2b trial, we intend to change the IND sponsor to Sienna Biopharmaceuticals. To date, seven sponsor-initiated clinical trials and one investigator-initiated trial have been completed, four in Phase 1 and four in Phase 2. SNA-120 has been administered to 36 healthy volunteers and 336 patients, for up to 12 weeks. In these trials, SNA-120 was observed to be well tolerated, with a favorable safety profile and no demonstrable systemic exposure at the specified detection limit used in the trial. Additionally, SNA-120 showed statistically significant improvements in pruritus associated with psoriasis and had a positive impact on psoriasis disease severity among pruritic subjects.

The key attributes of SNA-120 observed in our development program to date are:

•	Effective relief of chronic pruritus associated with psoriasis, as supported by clinically meaningful and statistically significant Phase 2b results;

•	Favorable safety profile and low systemic exposure, potentially enabling chronic use across a wide range of patients; and

•	Positive impact on psoriasis disease severity among pruritic subjects.

Clinical Development Plan

In our interactions with the FDA, the FDA has recognized pruritus due to psoriasis as a distinct indication. Based on these interactions, and prior to commencing our Phase 3 trials, we plan to conduct additional nonclinical chronic toxicity studies, additional manufacturing work and scale development and validation for endpoints in pivotal Phase 3 trials.

We also plan to conduct an additional Phase 2b trial in order to further inform our patient population, clinical endpoints, duration of treatment and dose for our anticipated Phase 3 trial. The planned Phase 2b trial will: evaluate SNA-120 safety and efficacy in a refined target population, focusing on patients with at least moderate itch associated with mild-to-moderate psoriasis; explore two doses across multiple endpoints for 12 weeks; validate the use of the 11-point itch Numeric Rating Scale, or I-NRS, for measuring pruritus severity, define a clinically meaningful improvement in pruritus in the study population, and capture more extensive patient and clinician reported data on the impact of pruritus and psoriasis on patient HRQoL.

To gain approval of SNA-120, we must submit nonclinical, clinical and chemistry data that adequately demonstrate the safety, purity, potency, efficacy and compliant manufacturing of the product in a new drug application, or NDA, or other applicable regulatory filing. Nonclinical studies for SNA-120 required for NDA submission include safety pharmacology, pharmacokinetics/bioavailability and single/repeat-dose toxicity studies, including chronic studies of up to nine months duration, a two-year dermal carcinogenicity study, genotoxicity, local tolerance and relevant reproductive toxicity testing.

We must also submit two adequate and well-controlled Phase 3 clinical trials, of similar design, with statistically significant results to demonstrate the safety and efficacy of the drug. As with all topical drug products, satisfactory data on dermal safety and maximal use conditions with SNA-120 must be provided. SNA-120 is an NCE; thus, data from a cardiovascular safety study to measure the effect of the drug on the QT interval, or evidence supporting a waiver for this study, must be provided. SNA-120 is intended for long-term intermittent use; therefore, data from a long-term safety study must be submitted.

Prior to approval, the FDA will inspect the manufacturing facilities at which the product is produced to assess compliance with current good manufacturing practice, or cGMP, requirements and to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity.

Regulatory feedback obtained from two European medicines regulatory agencies, the Medicines and Healthcare products Regulatory Agency (MHRA), in the United Kingdom and the Medicines Evaluation Board (MEB), in the Netherlands, indicated that the pivotal Phase 3 trials could leverage the placebo-controlled design used in the completed Phase 2b trial, rather than using approved products as the comparator, given that there are currently no approved topical therapies for pruritus. Additional meetings with European medicines regulatory agencies are expected and will provide further guidance.

Planned Phase 2b Trial

Concurrent with the toxicology studies required to initiate Phase 3 pivotal trials, we plan to conduct a multicenter, randomized, double-blind, placebo-controlled, Phase 2b trial to evaluate the safety, efficacy, and tolerability of SNA-120 in subjects with moderate pruritus associated with mild-to-moderate psoriasis vulgaris. The primary objectives of this study are to characterize the efficacy of SNA-120 at two doses, 0.05% and 0.5% w/w where w/w denotes the mass fraction, as compared to placebo when administered topically twice daily (BID) for the treatment of pruritus associated with psoriasis, as well as the treatment of psoriasis. Pruritus severity will be assessed using the 11-point I-NRS where 10 corresponds to “worst itch imaginable” and 0 corresponds to “no itch.” Additionally, the patient administered 100 mm itch visual analog scale, or VAS, a continuous scale with 100 mm corresponding to the “worst possible itch” and 0 mm corresponding to “no itch” will be assessed for concordance with the I-NRS. Psoriasis disease severity will be measured using both the

5-point Investigator’s Global Assessment, or IGA, from 0 (none) to 4 (severe), as well as the Psoriasis Area and Severity Index, or PASI, which is a weighted sum of symptom scores for erythema, scaling and plaque thickness over different parts of the body. Scores for the PASI range from 0 (no disease) to 72 (maximal disease).

Further, this study is expected to:

•	Establish the threshold for a clinically meaningful change on the I-NRS, in a pre-defined pruritic population with NRS ≥ 5, in anticipation of the scale being utilized as the primary endpoint measurement in our pivotal Phase 3 trials;

•	Determine sample size required to power the Phase 3 trials; and

•	Validate new patient-reported outcome, or PRO, measures that specifically assess:

•	Impacts of psoriasis on self-perceptions (including self-perceived bother, embarrassment, self-consciousness, and attractiveness);

•	Impact of itch on sleep;

•	Psoriasis signs and symptoms, such as bleeding, burning, flaking and pain; and

•	Impact of pruritus and psoriasis on patient HRQoL.

Following completion of this trial, we intend to hold an End-of-Phase 2, or EOP2, meeting with the FDA ahead of initiating our Phase 3 clinical program to further refine our clinical and nonclinical development plans for SNA-120. Following the EOP2 meeting, we plan to seek a special protocol assessment, or SPA, for our Phase 3 protocols.

Completed Phase 2b Trial

SNA-120 was evaluated in a multicenter, randomized, double-blind, placebo-controlled Phase 2b clinical trial in 160 subjects that were 18 years of age and older with stable, mild-to-moderate psoriasis affecting up to 10% body surface area. The primary efficacy objective of this study was to characterize the efficacy of SNA-120 at three doses (0.05% w/w, 0.1% w/w and 0.5% w/w) as compared to placebo when administered topically twice daily (BID) for eight weeks for the treatment of psoriasis. There were three pre-specified efficacy measures:

•	Overall management of psoriasis as measured by IGA (primary endpoint);

•	Improvement of psoriasis severity as measured by mPASI (secondary endpoint); and

•	Improvement in the psoriatic pruritus subpopulation as measured by VAS (secondary endpoint)

No significant improvements in disease response rates were observed for SNA-120 as measured by IGA. However, after eight weeks, SNA-120 treatment groups achieved a mean reduction in disease severity as measured by mPASI between 37.1% and 42.8%, with one dose (0.05% w/w) reaching statistical significance (p=0.0180) as compared to vehicle control.

The pre-specified pruritus secondary endpoint, specifically, the change from baseline in pruritus VAS score in subjects with at least moderate psoriasis-related pruritus at baseline, was included in the Phase 2b trial due to the understood role of the NGF-TrkA-TRPV1 axis in signaling itch through sensory nerves. Additionally, we believed that inclusion of this endpoint was important based on increasing evidence that the incidence and severity of chronic pruritus was substantially under-reported in psoriasis.

In the 108 subject subset, or 70.6 % of the full study population, reporting at least moderate pruritus (VAS ≥40 mm) at baseline, a reduction in pruritus VAS was observed for all SNA-120 treatment groups, with statistical significance compared to vehicle control reached for the 0.05% (p=0.0067) and 0.5% (p=0.0124) dose groups at week 8 (secondary endpoint). The mean changes in baseline VAS for the 0.05%, 0.1%, and 0.5% doses at week 8 were -37.1mm, -31.5 mm, and -36.4 mm, respectively, compared with vehicle at -16.1 mm. Figure 5 below sets forth the mean reductions from baseline VAS in all SNA-120 treatment groups in the completed Phase 2b trial.

For purposes of the presentation of the statistical results, a p-value is a measure of statistical significance of the observed results, or the probability that the observed results was achieved purely by chance. By convention, a p-value of 0.05 or lower is commonly considered statistically significant (e.g., a p-value of <0.05 means that there is a 5% chance that the observed result was purely due to chance). The FDA utilizes the reported statistical measures when evaluating the results of a clinical trial, including statistical significance as measured by p-value as an evidentiary standard of efficacy, to evaluate the reported evidence of a drug product’s safety and efficacy.

Figure 5. Impact of SNA-120 on Pruritus VAS Compared to Vehicle in Subgroup with Baseline Pruritus VAS ≥40 mm (N=108)

The Phase 2b trial also resulted in the following findings:

•	SNA-120 treated subjects with at least moderate baseline pruritus experienced 43-59% reduction in itch severity from baseline to week eight;

•	62-69% of SNA-120 treated subjects in the pruritic population had mild or no pruritus by end of treatment as measured by VAS compared with 41% of subjects treated with vehicle; and

•	46-62% of SNA-120 treated subjects had at least a 50% reduction in VAS from baseline at week eight compared to 32% of subjects on vehicle.

Post-Hoc Analysis of Psoriasis Disease Severity in Phase 2b Trial

We also conducted a post-hoc analysis of psoriasis disease severity among subjects reporting at least moderate pruritus (VAS ≥40 mm) at baseline. This analysis revealed that at week 8, all SNA-120 treatment groups experienced greater mean reductions in total mPASI scores than the vehicle group. Statistical significance was reached for the 0.05% (p<0.001) and 0.5% (p<0.02) dose groups. Subjects treated with SNA-120 experienced about a 40% reduction in baseline disease severity, as measured by mPASI, compared to a 17% reduction for vehicle treated subjects. In conjunction with the effect on pruritus in this population, we believe these data suggest that SNA-120 improves both pruritus and the underlying psoriasis. Improvement in psoriasis may reflect the anti-proliferative effects of TrkA inhibition by SNA-120 on keratinocyte proliferation. It also may be a consequence of inhibiting pruritus, by blocking of NGF-TrkA-TRPV1 signaling in sensory neurons, and breaking the “itch-scratch” cycle. Figure 6 below sets forth the mean reductions from baseline mPASI total score in all SNA-120 treatment groups in the completed Phase 2b trial.

Figure 6. Impact of SNA-120 on mPASI Total Score Compared to Vehicle in Subgroup with Baseline Pruritus VAS ≥40 mm (N=108)

To explore a potential dose range, the doses selected for the Phase 2b trial of 0.5% and 0.05% w/w were above and below the dose studied in a previously completed Phase 2a trial (0.1% w/w). The Phase 2b trial was not powered to detect differences in doses and the results demonstrated no significant difference or obvious trends in efficacy between the three doses in assessments of either psoriasis disease severity or pruritus severity. This finding of no dose response may indicate that our selected dose range is approaching the top of the dose-response curve. Nonclinical work undertaken in parallel with the trial provided some rationale for this conclusion. At the lowest concentration of 0.05%, SNA-120 reached levels in the skin that elicited greater than 90% inhibition of the target kinase.

In our Phase 2b trial, SNA-120 exhibited a favorable safety profile. Specifically, we observed the following:

•	Low incidence of adverse events, or AEs, which were characterized as mostly mild or moderate;

•	No SNA-120 was detected in blood samples down to a detection limit of 2.5ng/ml; and

•	No drug-related application site AEs were observed.

In the safety population of 160 subjects, 73 experienced treatment emergent AEs, or TEAEs. TEAEs occurred in 33-55% of subjects in the SNA-120 group and 53% of subjects in the vehicle group. The most frequently reported AEs were pruritus, headache, nasopharyngitis and diarrhea. Figure 7 below sets forth the incidence and types of adverse events experienced by subjects in the completed Phase 2b trial.

Figure 7. Phase 2b Trial Adverse Events (Incidence ≥ 5%), Number (%) of Subjects

Adverse Event	SNA-120 0.05% n=40	SNA-120 0.1% n=40	SNA-120 0.5% n=40	SNA-120 Overall n=120	Vehicle n=40
Total TEAEs[a]	13 (33)	17 (43)	22 (55)	52 (43)	21 (53)
Nasopharyngitis	1 (3)	0	3 (8)	4 (3)	1 (3)
Headache	2 (5)	2 (5)	1 (3)	5 (4)	0
Diarrhea	0	1 (3)	2 (5)	3 (3)	1 (3)
Psoriasis	0	0	2 (5)	2 (2)	1 (3)
URTI	0	0	0	0	2 (5)
Pruritus	4 (10)	2 (5)	3 (8)	9 (7.5)	6 (15)
Back pain	0	2 (5)	0	2 (2)	0
Fatigue	2 (5)	0	0	2 (2)	0
Cough	2 (5)	0	0	2 (2)	0

a Counting is by subject, not event.

Pruritus was reported as an AE in nine (7.5%) SNA-120 subjects and six (15%) vehicle subjects. Five (12.5%) study subjects withdrew due to this AE in the vehicle arm as compared to the withdrawal of three (2.5%) subjects in the SNA-120 arm. There were no drug-related serious AEs, or SAEs.

Summary of Phase 2b safety profile for SNA-120

The findings for SNA-120 in the completed Phase 2b trial are consistent with data from prior SNA-120 clinical studies. To date, 36 healthy volunteers and 336 patients have received SNA-120 for up to 12 weeks. SNA-120 has been shown to be well-tolerated at concentrations up to 0.5% (w/w) for up to eight weeks twice daily (BID) and 12 weeks once daily (QD) application. To date, no clinically significant changes in safety laboratory tests, physical examination, vital signs or 12-lead ECG have been observed.

Six SAEs were reported in these prior trials, none of which was considered drug related. Reported AEs were mostly mild or moderate in severity. The most common AEs reported across the seven prior trials were pruritus, eczema, headache, nasopharyngitis and application-site pruritus. The frequency of events does not appear to be dose dependent. Figure 8 below sets forth the incidences and types of treatment emergent adverse events from SNA-120 sponsor-initiated studies.

Figure 8. Treatment Emergent Adverse Events from all SNA-120 Sponsor-Initiated Studies, Treatment for up to 8 Weeks, All Doses Combined (Incidence ≥1%)

Adverse events	SNA-120 n=350	Vehicle n=127
Pruritus	21 (6%)	9 (7%)
Eczema	20 (6%)	4 (3%)
Headache	16 (5%)	3 (2%)
Nasopharyngitis	11 (3%)	3 (2%)
Application site pruritus	11 (3%)	3 (2%)
Application site reaction	9 (3%)	2 (2%)
Diarrhea	9 (3%)	2 (2%)
Dermatitis atopic	7 (2%)	6 (5%)
Rhinitis	7 (2%)	3 (2%)
Cough	7 (2%)	0
Upper respiratory tract infection	6 (2%)	4 (3%)
Back pain	6 (2%)	1 (<1%)
Rash	5 (1%)	0
Dermatitis	4 (1%)	2 (2%)
Psoriasis	4 (1%)	1 (<1%)
Fatigue	4 (1%)	1 (<1%)
Vomiting	4 (1%)	1 (<1%)

Human plasma from over 340 patients treated with SNA-120 has been analyzed for concentrations of SNA-120, its putative metabolite (the amide of SNA-120) and K252a, the unconjugated parent compound of SNA-120. None of the samples analyzed have been found to have plasma levels above the lower level of quantification for SNA-120, amide of SNA-120 or K252a, following single and multiple administrations. These clinical data are generally consistent with nonclinical in vivo experiments detecting very limited levels of SNA-120 or its derivatives in plasma following epicutaneous administration. SNA-120 is rapidly cleared following intravenous delivery. The pharmacokinetic profile reveals a volume of distribution similar to blood volume, meaning once in the blood it does not appear to be distributed out of the blood and into tissues readily. Because the drug remains in the systemic circulation once there, and its molecular size is below the threshold limit for glomerular filtration, it is rapidly cleared by the renal system. Following intravenous administration, the half-life for SNA-120 is only 10 minutes. Taken together, this evidence supports our belief that drug candidates produced from the Topical by Design platform demonstrate low systemic exposure.

Other Planned Studies

We intend to conduct additional studies to support the clinical development and regulatory submission package. These studies may include two Phase 3 pivotal trials to demonstrate safety and efficacy, maximal use pharmacokinetic studies to confirm the low systemic exposure of SNA-120, dermal safety studies, a drug-drug interaction study, a thorough QT study and a long-term safety study.

Market Opportunity for SNA-120

There are currently no approved prescription products indicated for treatment of pruritus associated with psoriasis, and, if approved, SNA-120 would likely be the first targeted topical pruritus treatment available to patients by prescription. Reduced itching is the primary benefit sought by psoriatic patients, on par with reduced flaking and scaling, when considering new treatments according to a recent FDA patient panel. Additionally, although we have not yet conducted any head-to-head clinical studies of SNA-120 compared to other non-steroidal topical drugs intended for chronic use, such as Vitamin D analogues, we have seen SNA-120’s improvement in the visible appearance of psoriasis in our clinical studies to date at a level consistent with third party studies of those other non-steroidal topicals. Based on these factors, we believe that physicians could prescribe SNA-120 as a first-line treatment for pruritus associated with psoriasis, thereby helping patients avoid the prolonged use of topical corticosteroids.

We anticipate that SNA-120, if approved, would be marketed to dermatologists with a strong focus on medical conditions. In the United States, there are approximately 7.9 million psoriasis patients, of which approximately 80% have pruritus. We estimate that approximately 1.7 million patients will visit their dermatologists to seek treatment for their chronic pruritus annually. Of particular focus for SNA-120 are the majority of patients who seek chronic management of the signs and symptoms of disease while avoiding the use of corticosteroids or systemic therapy.

If approved, we expect SNA-120 to be priced in line with branded topical medications for psoriasis including Taclonex, Dovenex, and Tazorac. Branded topical pricing is well established and payors are supportive of cost-effective therapies that can address patient needs without having to resort to expensive biologics. We expect patients would require about 100g of topical product per month assuming a twice daily application on 7% body surface area, the average body surface area for patients in our additional Phase 2b trial.

Over time, there could be an opportunity to expand the addressable opportunity for SNA-120 by broadening the label to other pruritus indications and/or populations including prurigo nodularis and pruritus in the elderly population, where NGF is thought to play a role. Other opportunities could include developing additional formulations for intensely pruritic areas such as the scalp. Finally, we could expand the opportunity through a sales force targeting physicians beyond dermatology, such as primary care, likely through partnerships.

SNA-125

Our second lead product candidate derived from our Topical by Design platform is SNA-125. It is a dual kinase inhibitor (JAK3/TrkA) in development for the treatment of atopic dermatitis, psoriasis, and pruritus. SNA-125 represents a novel approach to the treatment of inflammatory skin diseases and associated pruritus through a validated pathway, JAK3, that is well understood in this disease setting. SNA-125 also inhibits TrkA at a higher level of potency than SNA-120. JAK3 is required for immune cell development, and published literature supports that inhibition of JAK3 blocks the signaling of key cytokines, such as IL-2, IL-4 and IL-15, in T cells and NK cells, and results in a reduction in the severity of autoimmune and inflammatory diseases in which those cytokines play a pivotal role. In a nonclinical study, we have observed anti-inflammatory effects of SNA-125 consistent with inhibition of JAK3, including the reduction of immune cell infiltration in a rabbit scar model. Figure 9 below shows the JAK3 signaling pathway and the point of SNA-125 inhibitory action.

Figure 9. Inhibitory Action of SNA-125 on JAK3 Pathway

There is clinical evidence to support the role of topical JAK3 inhibitors, such as tofacitinib, for the treatment of atopic dermatitis and/or psoriasis. In a randomized, double-blind, prospective, vehicle-controlled Phase 2 study of 69 subjects with atopic dermatitis conducted by Pfizer, topical tofacitinib demonstrated clinical efficacy with patients experiencing a mean 82% reduction in their Eczema Area Severity Index total score, compared with a 30% decrease in vehicle-treated controls after 4 weeks treatment. In a randomized, double-blind, prospective, vehicle-controlled Phase 2b trial of 435 subjects with mild-to-moderate plaque psoriasis, topical tofacitinib (2%, BID) demonstrated significant efficacy compared with control treatment whereby 22.5% of subjects achieved clear or almost clear and ≥2 grade improvement on the Calculated Physician’s Global Assessment at week 8. The study also demonstrated rapid and significant improvement in pruritus severity for tofacitinib compared with control. The clinical benefit of JAK inhibition, combined with SNA-125’s higher potency on TrkA, may confer a greater effect on psoriasis disease endpoints in addition to pruritus and result in an improved profile in this indication. We believe the potential systemic safety issues that limit the use of tofacitinib and other JAK inhibitor compounds in topical administration, can be overcome with SNA-125 through our Topical by Design technology that confers low systemic exposure. As a result, we believe SNA-125 has the potential to provide substantial improvements over currently approved topical therapies for atopic dermatitis, psoriasis and associated pruritus, including improved efficacy, by targeting both conventional and neurogenic inflammatory pathways, targeting pruritus, and providing better local tolerability and minimal systemic exposure. Further, because of the minimal to no systemic exposure, we believe that SNA-125 has the potential to be better suited for chronic administration than other topical JAK3 inhibitors, such as topical tofacitinib.

Overview of atopic dermatitis

Atopic dermatitis is an inflammatory skin disease involving an abnormal skin barrier and disruption in the skin’s ability to insulate the body from exposure to external stimuli. It is a disease of unknown origin that usually starts in early infancy and is typified by pruritus, eczematous lesions, xerosis (dry skin), and lichenification of the skin (thickening of the skin and increase in skin markings). Atopic dermatitis is also referred to as eczema and atopic eczema. Atopic dermatitis is associated with other atopic diseases, for example, asthma, allergic rhinitis, urticaria, acute allergic reactions to foods and increased immunoglobulin E production, in many patients. The American Academy of Dermatology estimates that 10-20% of children suffer from atopic dermatitis. Safety concerns with steroids are very high in this population and parents of affected children are highly focused on minimizing short- and long-term side effects from steroid use. Generally, the disease burden of atopic dermatitis decreases as patients age, leaving 1-3% of adults suffering from atopic dermatitis. As of 2016, the prevalence of atopic dermatitis is estimated at 16 million in the United States. Approximately 75% of atopic dermatitis patients have mild-to-moderate disease according to GlobalData.

There is an unmet need for new therapies for atopic dermatitis, as there are few safe and effective non-steroidal options suitable for chronic use. Topical corticosteroids are the predominant therapies used for mild-to-moderate atopic dermatitis, which is also treated with other topical immunomodulators such as calcineurin inhibitors. The treatment paradigm begins with education on proper skin care including the use of mild soaps and moisturizing lotions (emollients) and the elimination of any potential allergen triggers. Topical steroids are used next and research indicates that these work well for a large proportion of atopic dermatitis patients; however, current topical medications have local and systemic safety risks. Side effects associated with topical corticosteroid use include local application-site reactions, such as atrophy or thinning of the skin. Because of the abnormal skin barrier and systemic absorption of steroids, there are concomitant systemic side effect risks such as diabetes, weight gain, hirsutism and the potential to systemically suppress the body’s ability to make normal amounts of endogenous corticosteroids, which can lead to reduced or delayed growth in adolescents. Chronic inadvertent exposure of the eye to topical steroids may also result in glaucoma or cataracts. Non-steroidal topical therapies used in the treatment of atopic dermatitis include the topical calcineurin inhibitors Elidel and Protopic, but these have boxed warnings for side effects that limit their use.

Patients who do not achieve sustained alleviation of symptoms with topical treatments are prescribed systemic steroids or other systemic immunosuppressive agents such as cyclosporine, a calcineurin inhibitor. While these are effective as temporary treatments of flare-ups, extended use has been associated with many potential side effects or adverse events. In fact, it is generally recommended that patients have no more than two rounds of systemic steroid treatment per year. Prednisone is an option; however, its long-term side effects make it unsuitable for chronic use and following discontinuation severe exacerbations of atopic dermatitis symptoms can occur. Cyclosporine is also not suitable for long-term use as it has been associated with renal toxicity, hirsutism, nausea, and lymphoma, and patients must discontinue use after one year. Furthermore, cyclosporine may not be used in patients with high blood pressure due to an increased risk of hypertension, which precludes its use in a large proportion of older patients. With a lack of safe and effective options, many patients with moderate-to-severe atopic dermatitis have serious, life-long consequences. Scarring may occur, and there is an elevated risk of depression and suicide.

In March 2017, the FDA approved Dupixent (dupilumab), an IL-4R antagonist biologic for the treatment of moderate-to-severe atopic dermatitis. Just as with psoriasis, Dupixent and other biologics in development have the potential to improve the treatment of atopic dermatitis for the more severe population, but we believe the safety profile of these drugs will limit their use in the larger population with mild-to-moderate disease and in children and adolescents. In December 2016, the FDA approved Eucrisa (crisaborole) as a topical treatment for mild-to-moderate atopic dermatitis. Eucrisa is a PDE4 inhibitor and acts on TNF-alpha, IFN-gamma, IL-12, IL-23 and other cytokines. It was studied in multiple clinical trials in atopic dermatitis and demonstrated adequate efficacy and a favorable safety profile. We expect that the global market for prescription atopic dermatitis drugs will grow significantly from its 2014 level of $3.6 billion driven by these recent approvals.

Market Opportunity for SNA-125

We believe SNA-125 has the potential to be suitable for the chronic topical treatment of atopic dermatitis due to its dual mechanism of action (JAK3/TrkA) and the expectation of low systemic exposure seen in clinical studies to date utilizing our Topical by Design technology. If approved for atopic dermatitis with a profile on par with Eucrisa, we believe there is a significant market opportunity for SNA-125. If SNA-125 is able to demonstrate better efficacy than Eucrisa while maintaining a strong safety profile, we estimate that SNA-125 could capture a significantly larger share than Eucrisa, exceeding the current market expectations for that drug.

We also believe SNA-125 has the potential to be suitable for the chronic topical treatment of psoriasis and pruritus. If SNA-125 is approved with a primary indication in psoriasis in addition to pruritus, we believe that many physicians would prescribe SNA-125 as a first-line treatment for mild-to-moderate psoriasis patients. This profile would reinforce the importance of SNA-125 as an agent to help patients avoid the prolonged use of topical corticosteroids, as well as to delay the time before a patient is moved on to more costly and risky systemic therapy, or prevent the need for such patients to be moved onto systemic therapy altogether. Based on this profile, we believe that SNA-125 would achieve higher market penetration than SNA-120, if both are approved.

If approved, we anticipate that SNA-125 is likely to be priced in line with other branded topical medications like Eucrisa for atopic dermatitis and Taclonex, Dovenex and Tazorac for psoriasis. Branded topical pricing is well established and payors are supportive of cost-effective therapies that can address patient needs without having to resort to expensive biologics.

Planned Clinical Development

We are completing nonclinical work to enable clinical trials in atopic dermatitis and psoriasis in the first half of 2018. We intend to initiate our first-in-human studies outside the United States pursuant to Clinical Trial Applications in Canada and Germany. Subsequently we intend to file an IND for SNA-125 to support the first U.S. clinical study. For our proof-of-concept, or POC, study in atopic dermatitis, we plan to utilize the validated bilateral lesion assay, a randomized, double-blinded, intra-individual comparison, which can assess multiple concentrations and formulations and provides a clinical and molecular assessment of change compared to untreated or control plaque. In our psoriasis POC study, we plan to use the modified microplaque assay model, which is a validated, powerful technique with high negative predictive value. If these trials are successful, we plan to pursue further clinical development in one or both of these indications.

Nonclinical Development

We have conducted numerous in vitro and in vivo nonclinical studies to evaluate the pharmacokinetics, pharmacodynamics and toxicology of SNA-125. Our studies have shown strong inhibitory activity against JAK3 and TrkA, key drug targets involved in inflammatory skin diseases. Importantly, in nonclinical studies, SNA-125 was shown to have a favorable safety profile and minimal systemic exposure, potentially supporting its chronic topical administration. Additional profiling of SNA-125’s activity demonstrated anti-proliferative activity, anti-inflammatory activity and inhibition of neuronal signaling of itch in multiple nonclinical experiments, in the absence of toxicity.

We studied single dose topical administration of SNA-125 in rats and minipigs to demonstrate low systemic exposure and absorption. The results have shown that no or negligible amounts of SNA-125 are systemically absorbed through the dermal route. In repeat dose toxicology studies with topical administration, we again observed no systemic absorption or clinical signs of toxicity in ophthalmic, haematological and clinical chemistry examinations. To further understand the metabolism of SNA-125, we conducted pharmacokinetics studies in rodent and non-rodent species using intravenous administration. These studies demonstrated rapid system elimination, with an estimated half-life of approximately 25 minutes.

Single and repeat dose dermal studies showed no evidence of clinical or behavioral toxicity, noteworthy histological or immunohistochemical findings, or systemic absorption. After repeated IV administration, no treatment-related mortality was observed, and mid-to-high dose tissue inflammation completely resolved.

Early-stage Pipeline

In addition to SNA-120 and SNA-125, we have developed additional NCEs which have shown favorable data in early nonclinical studies. If we continue to observe positive data indicating potential efficacy, we intend to advance these assets into preclinical and clinical development. While our primary focus is the development of drug candidates for dermatological conditions, there are several therapeutic areas for which we believe we can develop novel targeted drug candidates with minimal systemic exposure, by formulating therapeutics for topical delivery through other surfaces such as the intestinal tract, eye, or lung. Over time, we intend to advance additional compounds from our Topical by Design technology platform into clinical development.

Topical Photoparticle Therapy

Our Topical Photoparticle Therapy technology uses precisely engineered silver particles to absorb near infrared, or IR, laser light. This mechanism of action has the potential to address one of the key structures implicated in the pathogenesis of acne vulgaris, sebaceous glands, as well as unwanted hair, which in case of light or mixed pigmentation cannot be removed with lasers alone. SNA-001 is a ready-to-use topical suspension of ultra-efficient, near-infrared light absorbing silver particles. The particles are silica coated, nanoscale plates that are tuned, through variance of particle dimensions in manufacturing, to wavelengths of most of the currently installed base of dermatologic lasers, including 755 nm, 810 nm, and 1064 nm. SNA-001 is applied to the skin using mechanical vibration to drive the silver particles into the pilosebaceous unit, or PSU. When illuminated by laser light, the particles exhibit plasmonic resonance, whereby surface electrons oscillate at the frequency of the incident light and emit heat locally. The particles convert laser light energy into heat, facilitating local tissue injury through a process called selective photothermolysis. This effect is designed to cause injury to the sebaceous gland and hair follicle without damaging the adjacent skin, and therefore has the potential to be utilized for the topical treatment of acne and unwanted hair. SNA-001’s mechanism of action causes it to be regulated as a medical device; it is regulated as a 510(k) medical device by the FDA, and we expect to pursue clearance of one or more premarket notifications pursuant to Section 510(k) of the Federal Food, Drug, and Cosmetic Act, or FDCA, for SNA-001. Figure 10 below illustrates the process of selective photothermolysis of the sebaceous gland and hair follicle caused by SNA-001.

Figure 10. Photoparticle Therapy with SNA-001 Causes Selective Photothermolysis of the Sebaceous Gland and Hair Follicle

SNA-001 for the treatment of acne

The market for acne

Acne vulgaris is a common skin disease, especially among adolescents and young adults, and often is associated with physical and psychological morbidity. In the United States, acne is the most common skin disease, estimated by the American Academy of Dermatology to affect up to 50 million Americans annually. In 2016, acne accounted for approximately $2.8 billion of global pharmaceutical sales according to Global Data, and the non-prescription market for acne products is also large, reflecting a strong willingness of consumers to pay out-of-pocket. The disease ranges in severity from mild-to-severe cystic acne vulgaris and can result in permanent scarring, anxiety, depression and poor self-esteem. Even in cases of mild acne vulgaris, the social stigma associated with the disease often coincides with significant emotional distress and other psychological issues. Due to the frequency of recurrence or relapse and necessary treatment over a prolonged number of years, the American Academy of Dermatology considers acne vulgaris to be a chronic inflammatory disease.

Acne vulgaris results from the complex interplay of four major pathogenic factors:

•	overproduction of oils, or sebum, by the sebaceous gland;

•	abnormal keratinization in the follicle, narrowing the pores and obstructing the PSU;

•	colonization by the anaerobic, lipophilic bacterium Propionibacterium acnes, or P. acnes; and

•	release of pro-inflammatory mediators into the skin.

Limitations of current treatment options and our solution

The typical acne patient has moderate severity acne on the face and is prescribed topical medications for treatment. Current topical treatment options are limited with respect to effectiveness, patient compliance, and potential side effects. Topical retinoids, such as tretinoin, adapalene and tazarotene, target the abnormal proliferation of cells to stop the narrowing of the follicle and also inhibit the pro-inflammatory cascade that initiates lesion formation. Retinoids often show efficacy over prolonged treatment durations, but can lead to undesirable dryness, irritation and scaling. These undesirable effects contribute to a lack of patient compliance with daily use, further impairing efficacy. In non-facial acne, patients are often treated with systemic therapies due to greater severity and the inconvenience of applying topical therapies.

Patients that fail topical therapy have the potential to go on systemic therapy including oral antibiotics, isotretinoin and hormone therapy, but patient, parent, and physician concern about unwanted side effects remains high. Oral antibiotics are associated with systemic side effects, including gastrointestinal tract irritation, photosensitivity of skin, headache, dizziness, anemia, bone and joint pain, and nausea. Furthermore, widespread use and extended treatment periods of antibiotics for over 30 years has led to the emergence of the antibiotic resistance of P. acnes and, in turn, the virtual discontinuation of some drugs such as erythromycin from clinical use. Recent attention from the U.S. Centers for Disease Control and Prevention and the World Health Organization on the use of antibiotics and microbial resistance highlights the increasing need to curtail the overuse of antibiotics.

The oral retinoid isotretinoin, also known as Accutane, is the only approved drug shown to target the sebaceous gland, shrinking the size of the gland and significantly reducing sebum outflow. Notwithstanding its strong efficacy profile, use of isotretinoin is limited by its severe side effect profile, given that the drug is a known teratogen that can cause birth defects and may be associated with depression, psychosis and, in rare instances, suicide. Common side effects include dry skin, muscle aches, joint pains, and liver enzyme elevations. Therefore, its use has been reserved for the most severe form of the disease, and in 2009, the manufacturer of Accutane withdrew the branded product from the market. The method of action of isotretinoin and its high effectiveness has provided useful insights into the sebaceous gland as a key target, as it is the only drug with long-term maintenance of treatment effect after patients stop taking the drug. Figure 11 below illustrates the current paradigm for the treatment of acne.

Figure 11. Current Acne Treatment Paradigm

Procedural solutions have the potential to solve issues of patient compliance and provide safer alternatives to systemic therapy, as well as to supplement the efficacy of other ongoing therapies, but physicians are often dissatisfied with the outcomes from current treatments including laser or light based treatments. Systematic reviews of the published evidence have revealed limitations with many relevant studies, such as the lack of appropriate controls or short duration of post-treatment follow-up, preventing firm conclusions about efficacy and safety. Nonetheless, some individual studies have shown reductions in lesion counts and acne severity using such technologies. Laser therapy often requires high energy intensities (50-150 J/cm2) to sufficiently damage sebaceous glands which can cause off-target side effects including sensitivity to light, pain, inflammation, hyper/hypopigmentation, and permanent scarring.

We believe the use of topical SNA-001 in combination with laser may increase the efficiency of selective photothermolysis of the sebaceous gland, which only isotretinoin can currently target, leading to reduced local sebum production and fewer inflammatory lesions as well as improved local tolerability, while sparing patients from systemic drugs or ongoing application of ineffective topical treatments.

Clinical Development Program

Pivotal studies

We met with the FDA to discuss our plans to develop SNA-001 for the treatment of acne. We incorporated the FDA’s feedback regarding the design of our pivotal trials and confirmed that the applicable pathway to market for SNA-001 is via the 510(k) clearance process.

We are currently conducting multicenter, randomized, double-blind, split-face studies to evaluate SNA-001 in conjunction with laser for the treatment of moderate or severe facial acne. The split-face design means that each subject receives SNA-001 on one side of the face and vehicle, or sham control, on the other side of the face, and both sides of the face are treated with laser. The primary endpoint is the percentage change in inflammatory lesion counts from baseline to 12 weeks after the last of three weekly treatments. Three separate clinical trials, using nearly identical protocols but different laser wavelengths corresponding to three commonly used commercial lasers, 755 nm, 810 nm and 1064 nm, are each enrolling approximately 55 subjects.

Following these pivotal studies, patients will have the opportunity to participate in an additional 12-week follow-up study to evaluate the safety, effectiveness, and maintenance of the effect of SNA-001 used in conjunction with laser for the treatment of acne vulgaris.

Clinical feasibility studies

A prospective, evaluator-blinded, within subject controlled study of SNA-001 plus laser in subjects with back acne was undertaken using a split back design, where each subject receives active treatment on one side of the back and control treatment on the other. Subjects 18 years of age or older seeking laser treatment for moderate-to-severe back acne were eligible for this single center study. SNA-001 was applied topically to a defined area of the back, massaged into the skin using a mechanical vibration device, and excess suspension was wiped off the skin surface. The SNA-001 treatment area and a control area were treated with one to two passes of 810 nm diode laser at low or high peak power for four, once-weekly sessions. The primary endpoint was assessment of acne lesion count 12 weeks after the last treatment. AEs and expected local side effects, also known as local tolerabilities, including erythema and perifollicular edema, were assessed during treatment and follow-up. Pain occurring at the time of laser treatment was assessed using VAS.

An interim analysis was completed on 11 enrolled subjects (safety population), 10 of whom completed at least one follow-up visit (intent-to-treat, or ITT, population). At 12 weeks after the last treatment, there was a statistically significant reduction in mean total lesion count, or TLC, in both treatment areas (SNA-001 reduction of 60% (p <0.001) and control reduction of 59% (p = 0.003)); the difference between SNA-001 and control treatment was not statistically significant. Similar results were observed for inflammatory lesion count, or ILC. At 12 weeks after the last treatment, there was a statistically significant reduction in mean ILCs in both treatment areas (SNA-001 reduction of 61% (p=0.015) and control reduction of 62% (p=0.018). Figure 12 below sets forth the changes in total and inflammatory lesion counts with SNA-001 as compared to control in this interim analysis.

Figure 12. Reduction in Total and Inflammatory Lesion Counts with SNA-001 vs. Control in All Subjects (N=10)

To understand the impact of high peak power on lesion counts, a subgroup of six subjects was analyzed that received at least one of four treatments with high power laser settings. In this subgroup, statistically significant reductions in both total and inflammatory lesion counts were observed for SNA-001 (reduction of 73% (p=0.004) for TLC and reduction of 76% (p=0.003) for ILC), but not for control (not statistically significant). Mean TLC and ILC at 12 weeks were lower for SNA-001 compared with control, but the differences were not statistically significant. Figure 13 below sets forth the changes in total and inflammatory lesion counts with SNA-001 as compared to control in the analysis of this high-power subgroup of six patients.

Figure 13. Reduction in Total and Inflammatory Lesion Counts with SNA-001 vs Control in High Power Subgroup (N=6)

Safety and tolerability results

Based on the interim analysis, no treatment-related AEs were reported and no subjects discontinued the study due to an AE. One SAE of a staphylococcal infection of the left cheek was reported, but it was determined to be unrelated to treatment. Expected local tolerabilities occurred more often with SNA-001 than control. All cases were transient and resolved by 12 weeks after last treatment. Scarring events occurring with SNA-001 were associated with punch biopsies conducted during the study and were not associated with acne lesions or laser treatment. Figure 14 below sets forth the occurrence of expected local tolerabilities in this interim analysis of SNA-001.

Figure 14. Occurrence of Expected Local Tolerabilities in Back Acne Feasibility Study with SNA-001 (Safety Population)

Local Tolerability [a]	SNA-001 (n/N)	Laser Only (n/N)
Erythema	11/11	9/11
Perifollicular edema	9/11	3/11
Scarring [b]	4/11	0/11
Hypopigmentation [c]	3/11	1/11
Hyperpigmentation	0/11	0/11
Blistering	0/11	0/11
Infection	0/11	0/11

[a]	Occurring at any treatment or follow-up visit.
[b]	Scarring events recorded on the case report forms were associated with the punch biopsies conducted within the treatment area and were not associated with acne lesions or laser treatment.
[c]	Events were rated as trace or mild, and not observed at the 12 week follow-up visit in any subject.

Subject ratings of pain using a VAS scale from 0 (no pain) to 10 (severe pain) demonstrated that across the four treatments, pain was mild-to-moderate in severity and was higher (mean [standard deviation]) in the SNA-001 treatment area (4.3 [1.5]) compared with the control area (2.8 [1.5]). Procedural pain at the mild-to-moderate level (2 to 4 on VAS scale) is easily managed by standard of care strategies, including the use of ice, oral analgesics and topical anesthetics.

Market opportunity for SNA-001 for acne

We anticipate that SNA-001 would be marketed to dermatologists with a strong focus on medical conditions. According to primary market research by the company with over 400 dermatologist respondents through multiple surveys, 64-82% of practices have laser/light technology installed and could be target customers for SNA-001. Of the approximately 10,000 dermatologists in the United States, 2,900 focus on acne, have laser technology installed, and have an estimated 6.5 million acne patients visits annually, representing approximately 3.0 million acne patients. We believe that physicians would be most likely to offer SNA-001 to patients that initially fail topical therapy as an alternative to systemic treatment, though non-facial acne such as back acne is often treated first line with systemic agents, and SNA-001 could be first line for non-facial acne. Physicians indicate that half of acne patients, or 1.5 million patients annually, do not achieve clearance within three months of initial therapy, representing a 4.5 million total potential procedure opportunity for SNA-001. Of particular focus for SNA-001 are the 39% of acne patients that are young adults or adults, typically female, and may already be consumers of other procedural solutions in the dermatologist’s office.

Despite the availability of reimbursed therapies, we expect that a large number of patients would be willing to pay for procedural solutions like SNA-001 which has a favorable safety and strong efficacy profile, making it a highly attractive solution. Procedural solutions are also attractive to health care practitioners, or HCPs, because they receive a portion of the economic value based on their participation in administering the solution. SNA-001 is likely to be priced in line with other procedural cash-pay solutions such as cryolipolysis (CoolSculpting), fillers, toxins or photodynamic therapy (Levulan), which range in price to the patient from approximately $350-2,500 per procedure.

We believe there is potential to expand the medical applications of SNA-001 beyond acne to patients suffering from rosacea, sebaceous gland hyperplasia and keratosis pilaris, particularly to patients that prefer a procedural solution to their skin problems, including patients that are not suitable for systemic therapies, that have experienced side effects on other therapies, or that seek a limited procedural solution as compared to a daily regimen.

SNA-001 for the reduction of light-pigmented hair

The market for hair reduction

A variety of options for temporary or permanent hair removal are available including shaving, plucking, clipping, waxing, threading, depilatory creams and foams, rotary epilation, electrolysis, and laser. Each of these options is limited by either inconvenience, temporary effectiveness, pain or the potential for adverse events associated with their use. The exception is the use of lasers to reduce the size and number of dark-pigmented hairs.

Laser hair removal is the highest volume aesthetic procedure performed globally. Laser-based hair removal solutions address consumer concerns about the lack of durability of alternative hair removal products and provide a permanent hair removal option. In 2016, consumers purchased over one million hair removal procedures using laser or pulsed light in the United States from dermatologists and plastic surgeons according to ASAPS 2016 Survey and as many as 11 million procedures from other HCPs in medispas and laser centers according to Medical Insights 2014 Survey.

Limitations of current treatment options and our solution

Notwithstanding its widespread appeal, laser hair removal is largely ineffective for a large portion of the population that has light-pigmented hair and mix-pigmented hair. Multiple treatments, often six or more, are insufficient to achieve a therapeutic result in patients with light-pigmented hair. As a result, patients are often turned away by health care practitioners if their hair color is too lightly pigmented. Furthermore, a portion of patients who are treated see insufficient benefit due to light hair or a mixture of dark and light hair types.

Use of SNA-001 in combination with laser light has the potential to provide a differentiated and non-systemic treatment solution to help deliver light-absorbing silver particles to hair follicles. For dark hair, the sufficient pigment is present in the hair shaft and absorbs laser light, heating the hair-producing follicular cells and causing thermal injury to the follicle. For light-pigmented hair, there is insufficient pigment to result in thermal injury to the follicle from laser treatment. Photoparticle therapy with SNA-001 mediates selective photothermolysis of the hair follicle regardless of the amount of pigment.

Clinical Development Program

Pivotal studies

We met with the FDA to discuss our plans to develop SNA-001 for light-pigmented hair reduction. We incorporated the FDA’s feedback regarding the design of our pivotal trials and confirmed that the applicable pathway to market for SNA-001 is via the 510(k) clearance process.

We are currently conducting multicenter, randomized, double-blind, within subject and vehicle controlled studies evaluating SNA-001 for enhancement of the therapeutic effect of laser in reduction of light-pigmented hair. The primary endpoint is the percentage change in hair count from baseline to three months after the final of six treatments delivered over 35 weeks. Three separate clinical trials, using nearly identical protocols but different laser wavelengths corresponding to three commonly used commercial lasers, 755 nm, 810 nm and 1064 nm, are each enrolling approximately 70 subjects.

Clinical feasibility studies

A prospective, evaluator-blinded, randomized within subject controlled study of SNA-001 plus laser in subjects with light-pigmented axillary (underarm) hair was conducted. Females 18 years of age or older with light-pigmented hair planning to undergo laser hair reduction of both axillae were eligible for this single center study. Immediately following epilation (hair extraction) via sugaring (a technique similar to waxing) to enable efficient penetration of silver photoparticles, SNA-001 or vehicle was massaged into the left or right axillary treatment area using a mechanical vibration device and excess suspension was wiped off the skin surface. Both axillae were then treated with a single pass of 810 nm diode laser. Subjects received three treatments, each treatment spaced two weeks apart, with the primary efficacy assessment of hair counts occurring at 12 weeks after the last treatment.

An interim analysis was completed on 12 enrolled subjects (safety population), 10 of whom completed at least one follow-up visit and were included in the primary analysis (ITT population). A statistically significant reduction in hair counts from baseline to 12 weeks was observed in the SNA-001 treatment area, but not in the control area. The mean difference between SNA-001 and control (SNA-001 minus control) was statistically significant. The magnitude of hair reduction achieved in this feasibility study was consistent with our expectations for an abbreviated, three treatment protocol, and less than expected using the standard six treatment laser hair reduction protocol. Figure 15 below sets forth the results of the interim analysis of the magnitude of hair reduction achieved in this feasibility study.

Figure 15. Reduction in Hair Counts with SNA-001 vs. Control in All Subjects at 12 Weeks (N=10)

An analysis of efficacy stratified by hair color suggests that the statistically significant difference between treatments in the primary analysis was probably driven by the lighter pigmented hair cohort (n=5). Although SNA-001 reduced hair counts from baseline in both the lighter (red/blonde) and darker (brown/light brown) hair cohorts, vehicle plus laser reduced hair counts only in darker hair individuals. We believe this is due to the presence of sufficient pigment in the hair follicles of brown/light brown hair. Figure 16 below sets forth SNA-001’s effect on reduction in hair counts, stratified by hair color cohort, as shown in this analysis.

Figure 16. Reduction in Hair Counts with SNA-001 vs. Control by Hair Color Cohort (N=10)

One subject experienced a treatment-related AE of mild folliculitis that resolved with non-drug treatment. There were no SAEs related to treatment, and no subjects discontinued treatment or the study due to an AE. Of the expected local tolerabilities associated with laser therapy, erythema and perifollicular edema were observed in both treatment areas in the seven subjects for which data was available. Figure 17 below sets forth the occurrence of expected local tolerabilities in the feasibility study of SNA-001 in unwanted light-pigmented hair.

Figure 17. Occurrence of Expected Tolerabilities in Unwanted Light-Pigmented Hair Feasibility Study with SNA-001 (Safety Populationa)

Local Tolerability[b]	SNA-001 (n/N)	Vehicle (n/N)
Erythema	7/7	7/7
Perifollicular edema	6/7	4/7
Scarring	0/7	0/7
Hypopigmentation	0/7	0/7
Hyperpigmentation	0/7	0/7
Blistering	0/7	0/7
Infection	0/7	0/7

[a]	Safety population included 12 subjects with available safety data. This table includes only data from the 7 subjects with separate tolerability assessments recorded for the left and right axillae.
[b]	Occurring at any treatment or follow-up visit.

Subject ratings of pain at each treatment visit using the VAS scale suggested pain is mild-to-moderate and similar between treatments. As with SNA-001 for the treatment of acne, procedural pain associated with unwanted light-pigmented hair reduction can be managed with standard of care approaches, including ice, oral analgesics, and topical anesthetics. Figure 18 below sets forth subjects’ assessments of pain associated with treatment with SNA-001 for the treatment of unwanted light-pigmented hair, as measured by mean pain scores using the VAS scale.

Figure 18. Subject Assessment of Pain Associated with Treatment Using Visual Analog Scale (VAS)

Mean (SD) Pain Scores (N=10)
Treatment	SNA-001	Vehicle
1	4.0 (1.9)	3.8 (2.1)
2	4.0 (2.5)	3.2 (2.3)
3	3.1 (2.4)	3.0 (2.4)

Market opportunity for SNA-001 for hair reduction

We anticipate that SNA-001 would be marketed to dermatologists and HCPs that are currently performing laser hair reduction in their practice. From our market research we estimate that approximately 1,300 dermatologists could be targeted for hair reduction using SNA-001 based on their current treatment patterns and access to a laser. These dermatologists perform approximately one million procedures annually. Of these, dermatologists report that 28% of existing procedures result in sub-optimal outcomes because of too lightly pigmented hair, representing a 0.3 million procedure opportunity for SNA-001. Additionally, surveyed dermatologists estimate that SNA-001 has the potential to expand their procedure volumes 27%, an additional 0.3 million procedure opportunity, by attracting patients who are currently not candidates for laser hair reduction. HCPs in medispas and laser centers perform approximately 10 times the laser hair reduction procedures as dermatologists, representing a potential six million procedure opportunity for SNA-001. Given the potential benefits of SNA-001 and ease with which it could fit into existing practice procedures, we believe SNA-001 could capture a meaningful share of these potential procedures.

Currently, dermatologists and HCPs charge between $150-350 per laser hair reduction procedure for an average sized treatment area such as axillae or bikini line. Because laser hair reduction is ineffective for light-pigmented hair and limited alternative treatment options exist, we anticipate that physicians will be able to charge a premium for light-pigmented laser hair reduction with SNA-001. The anticipated premium of 30% or more would include the price of the product as well as additional labor required to apply SNA-001.

In the future, we may evaluate the potential to expand the aesthetic applications of SNA-001 to also treat dark-haired and dark-skinned patients, and to use SNA-001 in skin rejuvenation procedures.

Competition

The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. We consider our primary potential competition to be existing providers and drug developers of therapeutics to treat acne vulgaris, psoriasis and atopic dermatitis, as well as currently available procedural solutions for the treatment of acne and hair reduction. Any product candidates that we successfully develop and commercialize will compete with these existing therapies and procedures as well as new therapies that may become available in the future. Our success will be based in part on our ability to discover, develop and commercialize product candidates that are innovative, differentiated and safer and more effective than competing products.

Pruritus, Psoriasis and Atopic Dermatitis

With respect to SNA-120 for the treatment of pruritus associated with psoriasis, we would face competition from companies that market anti-histamines, doxepin and gabapentin. Other products approved for psoriasis, including certain biologics and topical steroids, may have a beneficial effect on pruritus in psoriasis patients. Product candidates under development that could be used to treat pruritus and compete with SNA-120 include: aprepitant, a topical neurokinin 1 antagonist being developed by Leo Pharma Inc. for the treatment of uremic pruritus and prurigo nodularis; Nalbuphine ER, an oral µ opioid receptor antagonist and K opioid receptor agonist being developed by Trevi Therapeutics for the treatment of uremic pruritus and prurigo nodularis; VPD-737 serlopitant, an oral NK-1 antagonist being developed Menlo Therapeutics for the treatment of prurigo nodularis and atopic dermatitis; and VLY-686/tradipitant an oral NK-1 antagonist being developed by Lilly / Vanda Pharmaceuticals for the treatment of prurigo nodularis and atopic dermatitis.

With respect to SNA-120 and SNA-125 for the topical treatment of mild-to-moderate psoriasis, we would face potential competition from companies that market corticosteroids, Vitamin D analogues, combinations thereof and calcineurin inhibitors. There are also topical products that are marketed or in development for the treatment of psoriasis, and that could compete with SNA-120, including M5180, a cytokine and PDE inhibitor being developed by Maruho Co., Ltd.; IDP-118, a topical lotion containing halobetasol propionate and tazarotene being developed by Valeant; INCB018424, a phosphate cream of Jakafi being developed by Incyte Corporation; GSK2981278, a RORg inverse agonist being developed by GlaxoSmithKline plc; GSK2894512, a topical non-steroidal anti-inflammatory being developed by GlaxoSmithKline; Tofacitinib, a JAK3 inhibitor being developed in topical formulation by Pfizer Inc.; Eucrisa, a PDE4 inhibitor being marketed by Pfizer; SB414, a topical nitric oxide product candidate being developed by Novan, Inc. for the treatment of psoriasis; and multiple foam candidates, such as Vitamin D analogue and corticosteroid foams being developed by Foamix.

With respect to SNA-125 for the treatment of atopic dermatitis, we would face potential competition from companies that market branded and generic corticosteroids or the topical calcineurin inhibitors, Elidel, which is being marketed by Valeant, and Protopic, which is being marketed by Leo Pharma. Products that treat atopic dermatitis and product candidates under development that could potentially be used to treat atopic dermatitis and compete with SNA-125 include Eucrisa, a PDE4 inhibitor being marketed by Pfizer; VTP-38543, a Liver X-receptor (LXR) beta agonist being developed by Allergan; RVT-501, a PDE4 inhibitor being developed by

Roivant Sciences, Ltd. and Eisai Co., Ltd.; GSK2894512, a topical non-steroidal anti-inflammatory being developed by GlaxoSmithKline; DMT210, a G protein-coupled receptor antagonist being developed by Signum Dermalogix Inc.; ZPL-521, a cytosolic phospholipase A2 (cPLA2) inhibitor being developed by Novartis and SB414, a topical nitric oxide product candidate being developed by Novan for the treatment of atopic dermatitis.

Acne Vulgaris

If cleared by the FDA for the treatment of acne vulgaris, we anticipate that SNA-001 would be marketed either as first line therapy for those patients who are averse to pharmaceuticals, or for those patients who have tried and failed prior treatments such as topical therapeutics, skin care products and OTC treatments, or who are non-compliant with their current therapies. As a result, these patients require other treatments for their acne, and may consider systemic therapeutics or procedural solutions. We believe SNA-001 would compete with branded and generic oral and topical antimicrobials, oral and topical retinoids, oral contraceptives, and currently available procedures including chemical peels, laser or light based treatments, and photodynamic therapy. We may compete with branded therapeutics, including Epiduo and Epiduo Forte, marketed by Galderma Laboratories, L.P., Aczone, marketed by Allergan plc, Onexton, marketed by Valeant Pharmaceuticals International, Inc., SB204, a topical nitric oxide product candidate being developed by Novan for the treatment of acne, and Sebashells, a gold particle being developed by Sebacia, Inc. The leading providers of procedural solutions are DUSA Pharmaceuticals, Inc., manufacturer of Levulan Kerastick, and ClearLight, Omnilux and Candela. There are also product candidates under development that could potentially be used to treat acne vulgaris and compete with SNA-001. For example, olumacostat glasaretil, a topical acetyl-CoA carboxylase inhibitor product candidate being developed by Dermira, Inc.; FMX101, a minocycline foam product candidate being developed by Foamix Pharmaceuticals Ltd.; Winlevi, a novel-topical anti-androgen candidate being developed by Cassiopea SpA; sarecycline, a tetracycline derivative being developed by Allergan; BPX01, a topical hydrophilic antibiotic (minocycline) candidate being developed by BioPharmX; and ANT-1207, a topical botulinum toxin type A candidate originated by Anterios, Inc. and now being developed by Allergan.

Light-Pigmented Hair Reduction

If cleared by the FDA for light-pigmented hair reduction, we anticipate that SNA-001 would be marketed to patients with light-pigmented hair who are either ineligible for hair reduction using laser alone, or have previously used laser hair reduction but did not see sufficient benefits. SNA-001 would compete with hair reduction procedures using laser or intense pulsed light, or IPL. These procedures are available in dermatologist offices, medispas and laser treatment centers, as well as for at-home use by the patient. Key brands offering in-office hair reduction procedures are miraDry, Syneron Medical (acquired by Apax Partners and associated funds in April 2017), PhotoMedex, Inc., Cutera, Inc., Cynosure, Inc. (acquired by Hologic), Solta Medical, Inc. (acquired by Valeant), Sciton, Inc., and Alma Lasers Ltd. Home laser and IPL hair reduction systems include such brands as Tria, Remington, Braun Gillette Venus Silk-Expert, Philips Lumea, LumaRx, Veet Infini’Silk Pro, BellaLite by Silk’n, Vector and Verseo ePen.

Commercial Operations

We currently have no marketing and sales organization. We have retained global rights to all of our product candidates, and, if one of our product candidates is approved by the FDA, expect to access the market in North America through a specialty dermatology-focused sales force. We expect that our sales force will be supported by sales management, internal sales support, an internal marketing group and distribution support. We intend to invest in our commercial capabilities prudently by focusing our marketing efforts on the dermatologists who have the highest prescription volumes and those with a medical focus who have installed laser capabilities with which to use SNA-001. We will also evaluate licensing and partnering with third parties to help us reach other sales channels, such as medispas and laser treatment centers, and geographic markets outside of North America.

Intellectual Property

Our success depends in large part upon our ability to obtain and maintain proprietary protection for our products and technologies and to operate without infringing the proprietary rights of others. Our policy is to protect our proprietary position by, among other methods, filing U.S. and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development and implementation of our business. We also use other forms of protection, such as confidential information, know-how and trademarks to protect our intellectual property, particularly where we do not believe patent protection is appropriate or obtainable.

Our Topical by Design and Topical Photoparticle Therapy patent portfolios consist of a combination of issued patents and pending patent applications that are owned by us (and our subsidiaries) or licensed from third parties. As of April 30, 2017, we own or have an exclusive license in certain fields of use to over 200 patents and patent applications in the United States and internationally.

Our Topical by Design patent portfolio includes patents and patent applications that are directed to our Topical by Design technology, including our lead compounds SNA-120 and SNA-125, and as of April 30, 2017, includes approximately five issued U.S. patents and 141 issued international patents in Australia, Canada, China, Albania, Austria, Bosnia & Herzegovina, Belgium, Bulgaria, Switzerland & Liechtenstein, Cyprus, Czech Republic, Germany, Denmark, Estonia, Spain, Finland, France, Great Britain, Greece, Croatia, Hungary, Ireland, Iceland, Italy, Lithuania, Luxembourg, Latvia, Monaco, Macedonia, Malta, Netherlands, Norway, Poland, Portugal, Romania, Serbia, Sweden, Slovenia, Slovakia, San Marino, Turkey, Hong Kong, Israel, India, Indonesia, Japan, South Korea, Mexico, New Zealand, Russia, South Africa, Singapore and Ukraine; and, seven pending U.S. patent applications and nine pending international patent applications in Brazil, Egypt, Malaysia, India, Japan and Europe. Our Topical by Design patent portfolio includes patents and patent applications directed to compositions of matter, use and process. In general, patents have a term of 20 years from the application filing date or earliest claimed non-provisional priority date. Several of our issued U.S. and international patents that relate to our SNA-120 and SNA-125 technologies are scheduled to expire in approximately 2026 through 2032 and may be extended by up to five years in certain countries via patent term extension depending on the regulatory pathway. Certain other patents and patent applications directed to our Topical by Design portfolio, if they were to issue, may have later expirations.

Our Topical Photoparticle Therapy patent portfolio includes patents and patent applications that are directed to our Topical Photoparticle Therapy technology, including our lead compound SNA-001, and as of April 30, 2017, includes approximately 21 issued U.S. patents and three issued international patents in Australia, Japan and Germany; and four pending U.S. patent applications and 26 pending international patent applications in Australia, Brazil, Canada, China, Europe, Germany, Hong Kong, Israel, India, Japan, Mexico, Russia and South Korea. Our Topical Photoparticle Therapy patent portfolio includes patents and patent applications directed to compositions of matter, use and process. In general, patents have a term of 20 years from the application filing date or earliest claimed non-provisional priority date. Several of our issued U.S. and international patents that relate to our SNA-001 technologies expire in 2031 through 2033. Certain other patents and patent applications directed to our Topical Photoparticle Therapy portfolio, if they were to issue, may have later expirations.

Most of our issued patents and pending patent applications are owned by us or one of our subsidiaries. Some of our issued and pending Topical Photoparticle Therapy patent applications are exclusively licensed to us in certain fields of use from nanoComposix, Inc., or nanoComposix. These patents and pending patent applications are solely owned by nanoComposix or jointly owned by us and nanoComposix, and are generally directed to technologies related to the production of silver nanoplates used in the Topical Photoparticle Therapy technology for SNA-001.

Our continuing research and development, technical know-how, and contractual arrangements supplement our intellectual property protection in an effort to maintain our competitive position. Our policy is to require inventors who are identified on any Company-owned patent applications to assign rights to us. We also rely, in part, on confidentiality agreements with our employees, consultants, and other advisors to protect our proprietary information. Our policy is to require third parties that receive material confidential information to enter into confidentiality agreements with us.

We also protect our brand through procurement of trademark rights. As of April 30, 2017, we own approximately 26 registered trademarks around the world, as well as 14 U.S. and 36 international pending trademark applications, including registrations in the European Union, Switzerland, Norway, Turkey, Russia, China, Colombia, India, Japan, Mexico, South Korea, Singapore, Vietnam, Australia, and New Zealand. Our trademarks SIENNA®, SIENNA BIOPHARMACEUTICALS®, and TPT® are registered trademarks that we own in certain international countries. In order to supplement protection of our brand, we have also registered several internet domain names.

Significant Transaction—Acquisition of Creabilis plc

In December 2016, we entered into a Share Purchase Agreement to acquire the entire issued share capital of Creabilis plc, which, upon closing, became our direct wholly-owned subsidiary. Through the acquisition of Creabilis we obtained the Topical By Design platform and related product candidate, SNA-120 and SNA-125. We made an upfront payment of $212,000 in cash, issued 8,263,097 shares of our Series A-3 Preferred Stock to the former Creabilis shareholders and settled approximately $6.7 million of Creabilis liabilities. Upon the achievement of certain specified development, approval and sales milestones for SNA-120 and SNA-125, we are obligated to pay the former Creabilis shareholders up to an aggregate of $58.0 million, which consists of an aggregate of $25.0 million in cash and $33.0 million in shares of our common stock. In addition, upon the achievement of certain annual net sales milestone thresholds for qualifying products, including SNA-120 and SNA-125, we are required to pay the former Creabilis shareholders up to an aggregate of $80.0 million in cash as well as one-time royalties of less than 1% on net sales of qualified products that exceed these net sales thresholds in the year such threshold is achieved. Our first contingent payment of $5.0 million, subject to certain offsets which is payable in shares of our common stock, will become due upon the sooner to occur of the commencement of our additional Phase 2b trial for SNA-120 or the one-year anniversary of the closing of the transaction, December 2017, subject to certain limited exceptions.

The Share Purchase Agreement also contains representations, warranties and covenants by, among and for the benefit of the parties, as well as mutual indemnification obligations.

Government Regulation

The FDA and comparable regulatory authorities in state and local jurisdictions and in other countries impose substantial and burdensome requirements upon companies involved in the clinical development, manufacture, marketing and distribution of drugs and medical devices, such as those we are developing. These agencies and other federal, state and local entities regulate, among other things, the research and development, testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion, distribution, post-approval monitoring and reporting, sampling and export and import of our product candidates.

U.S. Government Regulation of Drug Products

In the United States, the FDA regulates drugs under the FDCA and its implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant to a variety of administrative or judicial sanctions, such as the FDA’s refusal to approve pending NDAs, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties.

The process required by the FDA before a drug may be marketed in the United States generally involves the following:

•	completion of nonclinical laboratory tests, animal studies and formulation studies in compliance with the FDA’s good laboratory practice, or GLP, regulations;

•	submission to the FDA of an investigational new drug application, or IND, which must become effective before human clinical trials may begin in the United States;

•	approval by an independent institutional review board, or IRB, at each clinical site before each trial may be initiated;

•	performance of adequate and well-controlled human clinical trials in accordance with good clinical practice, or GCP, requirements to establish the safety and efficacy of the proposed drug product for each indication;

•	submission to the FDA of an NDA;

•	satisfactory completion of an FDA advisory committee, if applicable;

•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with cGMP requirements and to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity;

•	satisfactory completion of FDA audits of clinical trial sites and the sponsor’s clinical trial records to assure compliance with GCPs and the integrity of the clinical data;

•	payment of user fees and securing FDA approval of the NDA; and

•	compliance with any post-approval requirements, including the potential requirement to implement a Risk Evaluation and Mitigation Strategy, or REMS, and the potential requirement to conduct post-approval studies.

Nonclinical Studies

Nonclinical studies include laboratory evaluation of product chemistry and formulation, as well as animal studies to assess safety, toxicity and efficacy. An IND sponsor must submit the results of the nonclinical tests, together with manufacturing information, analytical data and any available clinical data or literature, among other things, to the FDA as part of an IND. Some nonclinical testing may continue even after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to one or more proposed clinical trials and places the clinical trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence.

Clinical Trials

Clinical trials involve the administration of the investigational new drug to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include the requirement that all research subjects provide their informed consent in writing for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. In addition, an IRB at each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution. Information about certain clinical trials must be submitted within specific timeframes to the National Institutes of Health for public dissemination on their www.clinicaltrials.gov website.

Human clinical trials are typically conducted in three sequential phases, which may overlap or be combined:

•	Phase 1: The drug is initially introduced into healthy human subjects or patients with the target disease or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an early indication of its effectiveness.

•	Phase 2: The drug is administered to a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

•	Phase 3: The drug is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials to generate enough data to statistically evaluate the efficacy and safety of the product for approval, to establish the overall risk-benefit profile of the product, and to provide adequate information for the labeling of the product.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if serious adverse events occur. The FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients.

Special Protocol Assessment

The SPA process is designed to facilitate the FDA’s review and approval of drugs by allowing the FDA to evaluate the proposed design and size of certain clinical trials, including those that are intended to form the primary basis for determining a drug product’s efficacy. Although not required, upon specific request by a clinical trial sponsor, the FDA will evaluate the protocol and respond to a sponsor’s questions regarding, among other things, primary efficacy endpoints, trial conduct and data analysis, within 45 days of receipt of the request.

The FDA ultimately assesses whether the protocol design and planned analysis of the trial are acceptable to support regulatory approval of the product candidate with respect to effectiveness of the indication studied. All agreements and disagreements between the FDA and the sponsor regarding an SPA must be clearly documented in an SPA letter or the minutes of a meeting between the sponsor and the FDA.

Even if the FDA agrees to the design, execution and analyses proposed in protocols reviewed under the SPA process, the FDA may revoke or alter its agreement if FDA determines that a substantial scientific issue essential to determining the safety or efficacy of the product has been identified after the trial has begun. Such issues may include, but are not limited to:

•	public health concerns emerge that were unrecognized at the time of the protocol assessment, or the director of the review division determines that a substantial scientific issue essential to determining safety or efficacy has been identified after testing has begun;

•	safety concerns emerge related to the product or its pharmacological class;

•	data are identified that would call into question the clinical relevance of previously agreed-upon endpoints;

•	a sponsor fails to follow a protocol that was agreed upon with the FDA; or

•	the relevant data, assumptions, or information provided by the sponsor in a request for SPA change, are found to be false statements or misstatements, or are found to omit relevant facts.

A documented SPA may be modified, and such modification will be deemed binding on the FDA review division, except under the circumstances described above, if FDA and the sponsor agree in writing to modify the protocol and such modification is intended to improve the study.

Marketing Approval

Assuming successful completion of the required clinical testing, the results of the nonclinical and clinical studies, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the product for one or more indications. In most cases, the submission of an NDA is subject to a substantial application user fee. Under the Prescription Drug User Fee Act, or PDUFA, guidelines that are currently in effect, the FDA has a goal of ten months from the date of “filing” of a standard NDA for a new molecular entity to review and act on the submission. This review typically takes twelve months from the date the NDA is submitted to the FDA because the FDA has approximately two months to make a “filing” decision.

In addition, in accordance with the Pediatric Research and Equity Act, certain NDAs or supplements to an NDA must contain data that are adequate to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements.

The FDA also may require submission of a REMS plan to ensure that the benefits of the drug outweigh its risks. The REMS plan could include medication guides, physician communication plans, assessment plans, and/or elements to assure safe use, such as restricted distribution methods, patient registries, or other risk minimization tools.

The FDA conducts a preliminary review of all NDAs within the first 60 days after submission, before accepting them for filing, to determine whether they are sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA reviews an NDA to determine, among other things, whether the drug is safe and effective and whether the facility in which it is manufactured, processed, packaged or held meets standards designed to assure the product’s continued safety, quality and purity.

The FDA may refer an application for a novel drug to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA may inspect one or more clinical trial sites and the sponsor to assure compliance with GCP requirements.

After evaluating the NDA and all related information, including the advisory committee recommendation, if any, and inspection reports regarding the manufacturing facilities and clinical trial sites, the FDA may issue an approval letter, or, in some cases, a complete response letter. A complete response letter generally contains a statement of specific conditions that must be met in order to secure final approval of the NDA and may require additional clinical or nonclinical testing in order for the FDA to reconsider the application. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If and when those conditions have been met to the FDA’s satisfaction, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications.

Even if the FDA approves a product, it may limit the approved indications for use of the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution and use restrictions or other risk management mechanisms under a REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes, and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Special FDA Expedited Review and Approval Programs

The FDA has various programs, including fast track designation, accelerated approval, priority review, and breakthrough therapy designation, which are intended to expedite or simplify the process for the development and FDA review of drugs that are intended for the treatment of serious or life threatening diseases or conditions and demonstrate the potential to address unmet medical needs. The purpose of these programs is to provide important new drugs to patients earlier than under standard FDA review procedures.

To be eligible for a fast track designation, the FDA must determine, based on the request of a sponsor, that a product is intended to treat a serious or life-threatening disease or condition and demonstrates the potential to address an unmet medical need. The FDA will determine that a product will fill an unmet medical need if it will provide a therapy where none exists or provide a therapy that may be potentially superior to existing therapy based on efficacy or safety factors. The FDA may review sections of the NDA for a fast track product on a rolling basis before the complete application is submitted. If the sponsor provides a schedule for the submission of the sections of the NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA.

The FDA may give a priority review designation to drugs that offer major advances in treatment, or provide a treatment where no adequate therapy exists. A priority review means that the goal for the FDA to review an application is six months, rather than the standard review of ten months under current PDUFA guidelines. Under the new PDUFA agreement, these six and ten month review periods are measured from the “filing” date rather than the receipt date for NDAs for new molecular entities, which typically adds approximately two months to the timeline for review and decision from the date of submission. Most products that are eligible for fast track designation are also likely to be considered appropriate to receive a priority review.

In addition, products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may be eligible for accelerated approval and may be approved on the basis of adequate and well-controlled clinical trials establishing that the drug product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require a sponsor of a drug receiving accelerated approval to perform post-marketing studies to verify and describe the predicted effect on irreversible morbidity or mortality or other clinical endpoint, and the drug may be subject to accelerated withdrawal procedures.

Moreover, under the provisions of the Food and Drug Administration Safety and Innovation Act, a sponsor can request designation of a product candidate as a “breakthrough therapy.” A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Drugs designated as breakthrough therapies are also eligible for accelerated approval. The FDA must take certain actions, such as holding timely meetings and providing advice, intended to expedite the development and review of an application for approval of a breakthrough therapy.

Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened. We may explore some of these opportunities for our product candidates as appropriate.

Post-Approval Requirements

Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims are subject to prior FDA review and approval. There also are continuing, annual user fee requirements for any marketed products and the establishments at which such products are manufactured, as well as new application fees for supplemental applications with clinical data.

The FDA may impose a number of post-approval requirements as a condition of approval of an NDA. For example, the FDA may require post-marketing testing, including Phase 4 clinical trials, and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization.

In addition, drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and state agencies, and are subject to periodic unannounced inspections by the FDA and these state agencies for compliance with cGMP requirements. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP requirements and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance.

Once an approval or clearance of a drug or medical device is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in mandatory revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	fines, warning letters or holds on post-approval clinical trials;

•	refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or revocation of product approvals;

•	product seizure or detention, or refusal to permit the import or export of products; or

•	injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs or devices may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

The Hatch-Waxman Act

Section 505 of the FDCA describes three types of NDAs that may be submitted to request marketing authorization for a new drug. A 505(b)(1) NDA is an application that contains full reports of investigations of safety and effectiveness. The Hatch-Waxman Act created two additional marketing pathways under Sections 505(j) and 505(b)(2) of the FDCA. Section 505(j) establishes an abbreviated approval process for generic versions of approved drug products through the submission of an abbreviated new drug application, or ANDA. An ANDA provides for marketing of a drug product that has the same active ingredients in the same strengths and dosage form as the branded reference drug and has been shown to be bioequivalent to the branded reference drug. ANDA applicants are required to conduct bioequivalence testing to confirm chemical and therapeutic equivalence to the branded reference drug. Generic versions of drugs can often be substituted by pharmacists under prescriptions written for the branded reference drug.

A 505(b)(2) NDA is an application that contains full reports of investigations of safety and effectiveness but where at least some of the information required for approval comes from studies not conducted by or for the applicant. This alternate regulatory pathway enables the applicant to rely, in part, on the FDA’s findings of safety and efficacy for an existing product, or published literature, in support of its application. The FDA may then approve the new product candidate for all or some of the labeled indications for which the branded reference drug has been approved, as well as for any new indication sought by the 505(b)(2) applicant.

The Hatch-Waxman Act establishes periods of regulatory exclusivity for certain approved drug products, during which the FDA cannot approve (or in some cases accept) an ANDA or 505(b)(2) application that relies on the branded reference drug. For example, the holder of an NDA may obtain five years of exclusivity upon approval of a new drug containing an NCE that has not been previously approved by the FDA. During the five year exclusivity period, the FDA cannot accept for filing or approve any ANDA seeking approval of a generic version of that drug or any 505(b)(2) NDA for the same active moiety and that relies on the FDA’s findings regarding that drug, except that FDA may accept an application for filing (but still may not approve it) after four years if the follow-on applicant makes a paragraph IV certification, as described below. The Hatch-Waxman Act also provides three years of marketing exclusivity to the holder of an NDA (including a 505(b)(2) NDA) for a particular condition of approval, or change to a marketed product, such as a new formulation or new indication for a previously approved product, if one or more new clinical studies (other than bioavailability or bioequivalence studies) was essential to the approval of the application and was conducted/sponsored by the applicant. This three-year exclusivity period protects against FDA approval of ANDAs and 505(b)(2) NDA for drugs that include the innovation that required the new clinical data.

Upon submission of an ANDA or a 505(b)(2) NDA, an applicant must certify to the FDA, in the opinion of the applicant and to the best of its knowledge (1) that relevant patent information on the referenced drug product has not been submitted to the FDA; (2) that the relevant patent has expired; (3) the date on which the relevant patent expires; or (4) that such patent is invalid, unenforceable or will not be infringed upon by the manufacture, use or sale of the drug product for which the application is submitted. This last certification is known as a paragraph IV certification. This last certification is known as a paragraph IV certification. If the NDA holder or patent owner(s) files a patent infringement action against the ANDA or 505(b)(2) applicant within 45 days of receipt of the paragraph IV certification, the FDA may not approve the ANDA or 505(b)(2) application until the earlier of (i) 30 months from the receipt of the notice of the paragraph IV certification (generally referred to as the 30 month stay), (ii) the expiration date of the patent(s) listed in the Orange Book for the reference drug product, (iii) the date the court enters a final order or judgment that the patent(s) are invalid, unenforceable and/or not infringed or (iv) such shorter or longer period as may be ordered by a court. Where the ANDA or 505(b)(2) applicant files an application with a paragraph IV certification within the fifth year of the five-year NCE exclusivity period enjoyed by the NDA holder for the reference branded product, and where patent litigation is brought within 45 days of receipt of notice of the paragraph IV certification, the 30-month stay will be extended by the amount of time such that 7.5 years will elapse from the date of approval of the original NDA to the expiration of the stay. Thus, approval of an ANDA or 505(b)(2) NDA could be delayed for a significant period of time depending on the patent certification the applicant makes, whether the reference product enjoys NCE exclusivity, and the reference drug sponsor’s decision to initiate patent litigation.

U.S. Government Regulation of Medical Devices

Unless an exemption applies, each medical device commercially distributed in the United States requires either FDA clearance of a 510(k) premarket notification, or approval of a premarket approval application, or PMA. Under the FDCA, medical devices are classified into one of three classes—Class I, Class II or Class III—depending on the degree of risk associated with each medical device and the extent of manufacturer and regulatory control needed to ensure its safety and effectiveness. Class I includes devices with the lowest risk to the patient and are those for which safety and effectiveness can be assured by adherence to the FDA’s General Controls for medical devices, which include compliance with the applicable portions of the Quality System Regulation, or QSR, facility registration and product listing, reporting of adverse medical events, and truthful and non-misleading labeling, advertising, and promotional materials. Class II devices are subject to the FDA’s General Controls, and special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device. These special controls can include performance standards, postmarket surveillance, patient registries and FDA guidance documents. While most Class I devices are exempt from the 510(k) premarket notification requirement, manufacturers of most Class II devices are required to submit to the FDA a premarket notification under Section 510(k) of the FDCA requesting permission to commercially distribute the device. The FDA’s permission to commercially distribute a device subject to a 510(k) premarket notification is generally known as 510(k) clearance. Devices deemed by the FDA to pose the greatest risks, such as life-sustaining, life-supporting or some implantable devices, or devices that have a new intended use, or use advanced technology that is not substantially equivalent to that of a legally marketed device, are placed in Class III, requiring approval of a PMA. Some pre-amendment devices are unclassified, but are subject to the FDA’s premarket notification and clearance process in order to be commercially distributed.

510(k) Marketing Clearance Pathway

We expect our product candidates that are regulated as medical devices, including SNA-001, to be subject to the 510(k) marketing clearance pathway. To obtain 510(k) clearance, we must submit to the FDA a premarket notification submission demonstrating that the proposed device is “substantially equivalent” to a predicate device already on the market. A predicate device is a legally marketed device that is not subject to premarket approval, i.e., a device that was legally marketed prior to May 28, 1976 (pre-amendments device) and for which a PMA is not required, a device that has been reclassified from Class III to Class II or I, or a device that was found substantially equivalent through the 510(k) process. The FDA’s 510(k) clearance process usually takes from six to twelve months, but may take significantly longer. The FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence.

If the FDA agrees that the device is substantially equivalent to a predicate device currently on the market, it will grant 510(k) clearance to commercially market the device. If the FDA determines that the device is “not substantially equivalent” to a previously cleared device, the device is automatically designated as a Class III device. The device sponsor must then fulfill more rigorous PMA requirements, or can request a risk-based classification determination for the device in accordance with the “de novo” process, which is a route to market for novel medical devices that are low to moderate risk and are not substantially equivalent to a predicate device.

After a device receives 510(k) marketing clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change or modification in its intended use, will require a new 510(k) marketing clearance or, depending on the modification, PMA approval. The FDA requires each manufacturer to determine whether the proposed change requires submission of a 510(k) or a PMA in the first instance, but the FDA can review any such decision and disagree with a manufacturer’s determination. Many minor modifications today are accomplished by a letter-to-file in which the manufacture documents the change in an internal letter-to-file. The letter-to-file is in lieu of submitting a new 510(k) to obtain clearance for every change. The FDA can always review these letters-to-file in an inspection. If the FDA disagrees with a manufacturer’s determination, the FDA can require the manufacturer to cease marketing and/or request the recall of the modified device until 510(k) marketing clearance or PMA approval is obtained. Also, in these circumstances, we or our manufacturers may be subject to significant regulatory fines or penalties. The FDA has guidance to assist device manufacturers in making the determination as to whether a modification to a device requires a new 510(k).

Clinical Trials for Medical Devices

Clinical trials are almost always required to support a PMA and are sometimes required to support a 510(k) submission. We expect the FDA to require clinical data in support of our 510(k) premarket notifications. All clinical investigations of investigational devices to determine safety and effectiveness must be conducted in accordance with the FDA’s investigational device exemption, or IDE, regulations which govern investigational device labeling, prohibit promotion of the investigational device, and specify an array of recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. If the device presents a “significant risk,” to human health, as defined by the FDA, the FDA requires the device sponsor to submit an IDE application to the FDA, which must become effective prior to commencing human clinical trials. SNA-001 was not deemed to present a “significant risk” and, as such, an IDE application was not required in order to initiate clinical trials. A significant risk device is one that presents a potential for serious risk to the health, safety or welfare of a patient and either is implanted, used in supporting or sustaining human life, substantially important in diagnosing, curing, mitigating or treating disease or otherwise preventing impairment of human health, or otherwise presents a potential for serious risk to a subject. An IDE application must be supported by appropriate data, such as animal and laboratory test results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE will automatically become effective 30 days after receipt by the FDA unless the FDA notifies the company that the investigation may not begin. If the FDA determines that there are deficiencies or other concerns with an IDE for which it requires modification, the FDA may permit a clinical trial to proceed under a conditional approval.

In addition, the study must be approved by, and conducted under the oversight of, an IRB for each clinical site. The IRB is responsible for the initial and continuing review of the IDE, and may pose additional requirements for the conduct of the study. If an IDE application is approved by the FDA and one or more IRBs, human clinical trials may begin at a specific number of investigational sites with a specific number of patients, as approved by the FDA. If the device presents a non-significant risk to the patient, a sponsor may begin the clinical trial after obtaining approval for the trial by one or more IRBs without separate approval from the FDA, but must still follow abbreviated IDE requirements, such as monitoring the investigation, ensuring that the investigators obtain informed consent, and labeling and record-keeping requirements. Acceptance of an IDE application for review does not guarantee that the FDA will allow the IDE to become effective and, if it does become effective, the FDA may or may not determine that the data derived from the trials support the safety and effectiveness of the device or warrant the continuation of clinical trials. An IDE supplement must be submitted to, and approved by, the FDA before a sponsor or investigator may make a change to the investigational plan that may affect its scientific soundness, study plan or the rights, safety or welfare of human subjects.

During a study, the sponsor is required to comply with the applicable FDA requirements, including, for example, trial monitoring, selecting clinical investigators and providing them with the investigational plan, ensuring IRB review, adverse event reporting, record keeping and prohibitions on the promotion of investigational devices or on making safety or effectiveness claims for them. The clinical investigators in the clinical study are also subject to FDA regulations and must obtain patient informed consent, rigorously follow the investigational plan and study protocol, control the disposition of the investigational device, and comply with all reporting and recordkeeping requirements. Additionally, after a trial begins, we, the FDA or the IRB could suspend or terminate a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the anticipated benefits.

Postmarket Regulation of Medical Devices

After a medical device is cleared or approved for marketing, numerous and pervasive regulatory requirements continue to apply. These include:

•	establishment registration and device listing with the FDA;

•	QSR requirements, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the design and manufacturing process;

•	labeling and marketing regulations, which require that promotion is truthful, not misleading, fairly balanced and provide adequate directions for use and that all claims are substantiated, and also prohibit the promotion of products for unapproved or “off-label” uses and impose other restrictions on labeling; FDA guidance on off-label dissemination of information and responding to unsolicited requests for information;

•	the federal Physician Sunshine Payment Act and various state laws on reporting remunerative relationships with health care customers;

•	The federal Anti-kickback statute (and similar state laws) prohibiting certain illegal remuneration to physicians and other health care providers that may financially bias prescription decisions and result in an over-utilization of goods and services reimbursed by the federal government;

•	clearance or approval of product modifications to 510(k)-cleared devices that could significantly affect safety or effectiveness or that would constitute a major change in intended use of one of our cleared devices;

•	medical device reporting regulations, which require that a manufacturer report to the FDA if a device it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device that it markets would be likely to cause or contribute to a death or serious injury, if the malfunction were to recur;

•	correction, removal and recall reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health;

•	complying with the new federal law and regulations requiring Unique Device Identifiers (UDI) on devices and also requiring the submission of certain information about each device to the FDA’s Global Unique Device Identification Database (GUDID);

•	the FDA’s recall authority, whereby the agency can order device manufacturers to recall from the market a product that is in violation of governing laws and regulations; and

•	post-market surveillance activities and regulations, which apply when deemed by the FDA to be necessary to protect the public health or to provide additional safety and effectiveness data for the device.

Our manufacturing processes are required to comply with the applicable portions of the QSR, which cover the methods and the facilities and controls for the design, manufacture, testing, production, processes, controls, quality assurance, labeling, packaging, distribution, installation and servicing of finished devices intended for human use. The QSR also requires, among other things, maintenance of a device master file, device history file, and complaint files. As a manufacturer, we are subject to periodic scheduled or unscheduled inspections by the FDA. Our failure to maintain compliance with the QSR requirements could result in the shut-down of, or restrictions on, our manufacturing operations and the recall or seizure of our products, which would have a material adverse effect on our business. The discovery of previously unknown problems with any of our products, including unanticipated adverse events or adverse events of increasing severity or frequency, whether resulting from the use of the device within the scope of its clearance or off-label by a physician in the practice of medicine, could result in restrictions on the device, including the removal of the product from the market or voluntary or mandatory device recalls.

Regulation Outside the United States

Regulation and Procedures Governing Approval of Medicinal Products and Medical Devices in the EEA

EEA Medicinal Products Approval

In the European Economic Area, or EEA, which is composed of the 28 Member States of the European Union plus Norway, Iceland and Liechtenstein, medicinal products can only be commercialized after obtaining a Marketing Authorization, or MA.

There are two types of MAs:

•	The Community MA, which is issued by the European Commission through the Centralized Procedure, based on the opinion of the Committee for Medicinal Products for Human Use, or CHMP, of the European Medicines Agency, or EMA, and which is valid throughout the entire territory of the EEA. The Centralized Procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, and medicinal products that contain a new active substance indicated for the treatment of AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and viral diseases. The Centralized Procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU. Under the Centralized Procedure the maximum timeframe for the evaluation of a marketing authorization application is 210 days (excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the CHMP). Accelerated evaluation might be granted by the CHMP in exceptional cases, when the authorization of a medicinal product is of major interest from the point of view of public health and in particular from the viewpoint of therapeutic innovation. Under the accelerated procedure the standard 210 days review period is reduced to 150 days.

•	National MAs, which are issued by the competent authorities of the Member States of the EEA and only cover their respective territory, are available for products not falling within the mandatory scope of the Centralized Procedure. Where a product has already been authorized for marketing in a Member State of the EEA, this National MA can be recognized in another Member State through the Mutual Recognition Procedure. If the product has not received a National MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the Decentralized Procedure.

Prior to obtaining an MA in the EEA, applicants have to demonstrate compliance with all measures included in a Paediatric Investigation Plan, or PIP, approved by the EEA regulatory agency, covering all subsets of the pediatric population, unless the EEA regulatory agency has granted (1) a product-specific waiver, (2) a class waiver or (3) a deferral for one or more of the measures included in the PIP.

In the EEA, upon receiving an MA, new chemical entities generally receive eight years of data exclusivity and an additional two years of market exclusivity. If granted, data exclusivity prevents regulatory authorities in the EEA from referencing the innovator’s data to assess a generic application. During the additional two-year period of market exclusivity, a generic marketing authorization can be submitted, and the innovator’s data may be referenced, but no generic product can be marketed until the expiration of the market exclusivity. However, there is no guarantee that a product will be considered by the EEA regulatory agencies to be a new chemical entity, and products may not qualify for data exclusivity.

EEA Medical Devices Approval

In the EEA medical devices manufacturers need to comply with the requirements of the EU Medical Devices Directive. To achieve compliance, medical devices must meet the “Essential Requirements” laid down in Annex I of the EU Medical Devices Directive relating to safety and performance. To demonstrate compliance with the Essential Requirements and obtain the right to affix the Conformité Européene, or CE, mark, without which medical devices cannot be commercialized in the EEA, medical device manufacturers must undergo a conformity assessment procedure, which varies according to the type of medical device and its classification. Except for low risk medical devices (Class I with no measuring function and which are not sterile), where the manufacturer can issue an EC Declaration of Conformity based on a self-assessment of the conformity of its products with the Essential Requirements, a conformity assessment procedure requires the intervention of a Notified Body, which is an organization designated by a competent authority of an EEA country to conduct conformity assessments. Depending on the relevant conformity assessment procedure, the Notified Body would audit and examine the Technical File and the quality system for the manufacture, design and final inspection of the medical devices. The Notified Body issues a CE Certificate of Conformity following successful completion of a conformity assessment procedure conducted in relation to the medical device and its manufacturer and their conformity with the Essential Requirements. This Certificate entitles the manufacturer to affix the CE mark to its medical devices after having prepared and signed a related EC Declaration of Conformity.

On April 5, 2017, the European Parliament passed the Medical Devices Regulation which repeals and replaces the EU Medical Devices Directive. Unlike directives, which must be implemented into the national laws of the EEA member states, a regulation is directly applicable, i.e., without the need for adoption of EEA member state laws implementing them, in all EEA member states. The Medical Devices Regulation, among other things, is intended to establish a uniform, transparent, predictable and sustainable regulatory framework across the EEA for medical devices and ensure a high level of safety and health while supporting innovation. The Medical Devices Regulation will not become fully applicable until three years following its entry into force. Once applicable, the Medical Devices Regulation will among other things:

•	strengthen the rules on placing devices on the market and reinforce surveillance once they are available;

•	establish explicit provisions on manufacturers’ responsibilities for the follow-up of the quality, performance and safety of devices placed on the market;

•	improve the traceability of medical devices throughout the supply chain to the end-user or patient through a unique identification number;

•	set up a central database to provide patients, healthcare professionals and the public with comprehensive information on products available in the EU; and

•	strengthen rules for the assessment of certain high-risk devices, such as implants, which may have to undergo an additional check by experts before they are placed on the market.

Further, the EU Medical Devices Regulation explicitly provides that high intensity electromagnetic radiation (e.g. infra-red, visible light and ultra-violet) emitting equipment intended for use on the human body, including coherent and non-coherent sources, monochromatic and broad spectrum, such as lasers and intense pulsed light equipment, for skin resurfacing, tattoo or hair removal or other skin treatment, falls under its scope. This may affect the regulatory approval pathway of SNA-001 when intended for removal of light-pigmented hair, which currently may not qualify as a medical device under the EU Medical Devices Directive, and could qualify instead as a cosmetic product regulated under the EU Cosmetics Product Regulation.

For other countries outside of the United States and EEA, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical studies, product licensing, pricing and reimbursement vary from country to country. If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Other Healthcare Laws

In addition to FDA restrictions on the marketing of pharmaceutical and medical device products, other foreign, federal and state healthcare regulatory laws restrict business practices in the pharmaceutical and device industry. These laws include, but are not limited to, federal and state anti-kickback, false claims, data privacy and security, and physician payment and drug pricing transparency laws.

The U.S. federal Anti-Kickback Statute prohibits, among other things, any person or entity from knowingly and willfully offering, paying, soliciting, receiving or providing any remuneration, directly or indirectly, overtly or covertly, to induce or in return for purchasing, leasing, ordering, or arranging for or recommending the purchase, lease, or order of any good, facility, item or service reimbursable, in whole or in part, under Medicare, Medicaid or other federal healthcare programs. The term “remuneration” has been broadly interpreted to include anything of value. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical and medical device manufacturers on the one hand and prescribers, purchasers, formulary managers and beneficiaries on the other hand. Although there are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, the exceptions and safe harbors are drawn narrowly. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases, or recommendations may be subject to scrutiny if they do not meet the requirements of a statutory or regulatory exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the U.S. federal Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all its facts and circumstances. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the statute has been violated. In addition, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Moreover, a claim including items or services resulting from a violation of the U.S. federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act. The majority of states also have anti-kickback laws, which establish similar prohibitions and in some cases may apply to items or services reimbursed by any third-party payor, including commercial insurers.

The federal false claims and civil monetary penalties laws, including the civil False Claims Act, prohibit, among other things, any person or entity from knowingly presenting, or causing to be presented, a false, fictitious or fraudulent claim for payment to, or approval by, the federal government, knowingly making, using, or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government, or knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the U.S. federal government. A claim includes “any request or demand” for money or property presented to the U.S. government. Actions under the civil False Claims Act may be brought by the Attorney General or as a qui tam action by a private individual in the name of the government. Violations of the civil False Claims Act can result in very significant monetary penalties and treble damages. Several pharmaceutical, medical device and other healthcare companies have been prosecuted under these laws for, among other things, allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Other companies have been prosecuted for causing false claims to be submitted because of the companies’ marketing of products for unapproved (e.g., or off-label) uses. In addition, the civil monetary penalties statute imposes penalties against any person who is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent. Many states also have similar fraud and abuse statutes or regulations that apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor.

Violations of fraud and abuse laws, including federal and state anti-kickback and false claims laws, may be punishable by criminal and civil sanctions, including fines and civil monetary penalties, the possibility of exclusion from federal healthcare programs (including Medicare and Medicaid), disgorgement and corporate integrity agreements, which impose, among other things, rigorous operational and monitoring requirements on companies. Similar sanctions and penalties, as well as imprisonment, also can be imposed upon executive officers and employees of such companies. Given the significant size of actual and potential settlements, it is expected that the government authorities will continue to devote substantial resources to investigating healthcare providers’ and manufacturers’ compliance with applicable fraud and abuse laws.

The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, created additional federal criminal statutes that prohibit, among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the U.S. federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

In addition, there has been a recent trend of increased federal and state regulation of payments made to physicians and certain other healthcare providers. The Affordable Care Act imposed, among other things, new annual reporting requirements through the Physician Payments Sunshine Act for covered manufacturers for certain payments and “transfers of value” provided to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Failure to submit timely, accurately and completely the required information for all payments, transfers of value and ownership or investment interests may result in civil monetary penalties. Covered manufacturers must submit reports by the 90th day of each subsequent calendar year. In addition, certain states require implementation of compliance programs and compliance with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, impose restrictions on marketing practices and/or require the tracking and reporting of marketing expenditures and pricing information as well as gifts, compensation and other remuneration or items of value provided to physicians and other healthcare professionals and entities.

We may also be subject to data privacy and security regulation by both the federal government and the states in which we conduct our business. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their respective implementing regulations, including the Final HIPAA Omnibus Rule published on January 25, 2013, impose specified requirements relating to the privacy, security and transmission of individually identifiable health information held by covered entities and their business associates. Among other things, HITECH made HIPAA’s security standards directly applicable to “business associates,” defined as independent contractors or agents of covered entities that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney’s fees and costs associated with pursuing federal civil actions. In addition, state laws govern the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same requirements, thus complicating compliance efforts.

Similar foreign laws and regulations, which may include, for instance, applicable post-marketing requirements, anti-fraud and abuse laws, and implementation of corporate compliance programs and reporting of payments or other transfers of value to healthcare professionals, may apply to us to the extent that any of our product candidates, once approved, are sold in a country other than the United States.

Coverage and Reimbursement

Third-party payors typically do not provide coverage and reimbursement for products for aesthetic indications or procedures using such products. Accordingly, we do not expect any coverage or reimbursement for procedures using SNA-001 to remove light-pigmented hair or for other aesthetic treatments. As such, the commercial success of any product, including SNA-001, if cleared, for an aesthetic indication will depend on the extent to which patients will be willing to pay out of pocket for the in-office procedure using these products. For products approved or cleared for medically necessary indications, success depends on continued coverage and adequate reimbursement for the product or procedures using such product. Therefore, although it is possible that third-party payors may cover and reimburse providers using SNA-001, if cleared, for non-aesthetic indications such as the treatment of acne, we do not currently plan to pursue coverage and reimbursement for procedures using SNA-001 for such indications.

Significant uncertainty exists as to the coverage and reimbursement status of any pharmaceutical product for which we obtain regulatory approval. In the United States and markets in other countries, patients who are prescribed drugs generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Providers and patients are unlikely to use our products unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our products. Sales of SNA-120, SNA-125 and any other product candidates for which we receive regulatory approval for commercial sale will therefore depend, in part, on the availability of coverage and adequate reimbursement from third-party payors. Third-party payors include government authorities, managed care plans, private health insurers and other organizations.

In the United States, the process for determining whether a third-party payor will provide coverage for a pharmaceutical product typically is separate from the process for setting the price of such product or for establishing the reimbursement rate that the payor will pay for the product once coverage is approved. With respect to drugs, third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which might not include all of the FDA-approved products for a particular indication, or place products at certain formulary levels that result in lower reimbursement levels and higher cost-sharing obligation imposed on patients. A decision by a third-party payor not to cover a product could reduce physician utilization of a product. Moreover, a third-party payor’s decision to provide coverage for a pharmaceutical product does not imply that an adequate reimbursement rate will be approved. Adequate third-party reimbursement may not be available to enable a manufacturer to maintain price levels sufficient to realize an appropriate return on its investment in product development. Additionally, coverage and reimbursement for products can differ significantly from payor to payor. One third-party payor’s decision to cover a particular medical product does not ensure that other payors will also provide coverage for the medical product, or will provide coverage at an adequate reimbursement rate. As a result, the coverage determination process usually requires manufacturers to provide scientific and clinical support for the use of their products to each payor separately and is a time-consuming process.

In the European Union, governments influence the price of products through their pricing and reimbursement rules and control of national health care systems that fund a large part of the cost of those products to consumers. Some jurisdictions operate positive and negative list systems under which products may only be marketed once a reimbursement price has been agreed to by the government. To obtain reimbursement or pricing approval, some of these countries may require the completion of clinical trials that compare the cost effectiveness of a particular product to currently available therapies. Other member states allow companies to fix their own prices for medicines, but monitor and control company profits. The downward pressure on health care costs in general, particularly prescription products, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross border imports from low-priced markets exert a commercial pressure on pricing within a country.

The containment of healthcare costs has become a priority of federal, state and foreign governments, and the prices of pharmaceutical products have been a focus in this effort. Third-party payors are increasingly challenging the prices charged for medical products and services, examining the medical necessity and reviewing the cost-effectiveness of pharmaceutical products, in addition to questioning safety and efficacy. If third-party payors do not consider a product to be cost-effective compared to other available therapies, they may not cover that product after FDA approval or, if they do, the level of payment may not be sufficient to allow a manufacturer to sell its product at a profit.

Healthcare Reform

A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and other third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medical products and services, implementing reductions in Medicare and other healthcare funding, and applying new payment methodologies. For example, in March 2010, the Affordable Care Act was enacted, which, among other things, increased the minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program; introduced a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected; extended the Medicaid Drug Rebate Program to utilization of prescriptions of individuals enrolled in Medicaid managed care plans; imposed mandatory discounts for certain Medicare Part D beneficiaries as a condition for manufacturers’ outpatient drugs coverage under Medicare Part D; subjected drug manufacturers to new annual fees based on pharmaceutical companies’ share of sales to federal healthcare programs; imposed a new federal excise tax on the sale of certain medical devices; created a new Patient Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; created the Independent Payment Advisory Board, which, once empaneled, will have authority to recommend certain changes to the Medicare program that could result in reduced payments for prescription drugs; and established a Center for Medicare Innovation at the CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending.

Since its enactment, there have been judicial and Congressional challenges to certain aspects of the Affordable Care Act, and we expect there will be additional challenges and amendments to the Affordable Care Act in the future. The new Presidential Administration and U.S. Congress will likely continue to seek to modify, repeal, or otherwise invalidate all, or certain provisions of, the Affordable Care Act. It is uncertain the extent to which any such changes may impact our business or financial condition.

In addition, other legislative changes have been proposed and adopted in the United States since the Affordable Care Act to reduce healthcare expenditures. These changes include the Budget Control Act of 2011, which led to aggregate reductions of Medicare payments to providers of 2% per fiscal year and that will remain in effect through 2025 unless additional action is taken by Congress; the American Taxpayer Relief Act of 2012, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years; and the Medicare Access and CHIP Reauthorization Act of 2015, which ended the use of the statutory formula for Medicare payment adjustments to physicians, and provided for a 0.5% annual increase in payment rates under the Medicare Physician Fee Schedule through 2019, but no annual update from 2020 through 2025. More recently, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed bills designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for pharmaceutical products.

Individual states in the United States have also become increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

Manufacturing and Supply

We contract with third parties for the manufacture of our product candidates and intend to do so in the future. We do not own or operate, and we do not expect to own or operate, facilities for product manufacturing, storage and distribution, or testing. Because we rely on contract manufacturers, we have personnel with extensive technical, manufacturing, analytical and quality experience and strong project management discipline to oversee contract manufacturing and testing activities, and to compile manufacturing and quality information for our regulatory submissions.

Manufacturing is subject to extensive regulations that impose various procedural and documentation requirements, and which govern record keeping, manufacturing processes and controls, personnel, quality control and quality assurance, among others. Our systems and our contractors are required to be in compliance with these regulations, and this is assessed regularly through monitoring of performance and a formal audit program.

Drug Substance

We are responsible for supplying drug substance for all of our drug product candidates, including SNA-120 and SNA-125, in all territories. Our current drug substance supply chains for our lead drug product candidates, SNA-120 and SNA-125, involve three contractors: the supplier of K252a, the unconjugated parent compound of SNA-120 and SNA-125, the supplier of GMP grade PEG polymers, and the manufacturer of the conjugated drug substance. We currently operate under purchase order programs for SNA-120 and SNA-125, and we intend to establish long-term supply agreements in the future. We believe our current drug substance contractors have the scale, the systems and the experience to supply all remaining and planned clinical trials. We need to scale-up our drug substance manufacturing processes and execute manufacturing transfers to enable commercial launch and possibly certain non-clinical studies. To ensure continuity in our supply chain, we plan to establish supply arrangements with alternative larger scale suppliers for certain portions of our supply chain, as appropriate.

Our process uses synthetic procedures and commercially available raw materials. We have established an ongoing program to identify possible process changes to improve purity, yield and manufacturability, and process changes will be implemented as warranted and appropriate. The drug substances for SNA-120 and SNA-125 have historically shown stability adequate to support commercialization.

Drug Product

We are responsible for drug product manufacturing for all of our drug product candidates, including SNA-120 and SNA-125, in all territories. We currently operate under purchase order programs with our third-party manufacturers for SNA-120 and SNA-125 clinical drug product, and we intend to establish long-term supply agreements in the future.

We expect that the drug product for SNA-120 will be an ointment formulation for topical application, and we intend to assess multiple concentrations and formulations for SNA-125 for our human POC studies. Drug product manufacturing uses common processes and readily available materials. The formulation of SNA-120 we will use in our Phase 3 pivotal trials is the formulation anticipated for commercial launch, and which will be informed by our Phase 2b trial. The ointment formulation has historically shown stability at room temperature adequate to support commercialization. We believe our current SNA-120 drug product supply chain is sufficient to supply our anticipated Phase 2b and Phase 3 pivotal clinical trials.

Topical Photoparticle Therapy

We are responsible for supplying SNA-001 substance for all territories. Our current SNA-001 substance supply chain involves three contractors: the supplier of silver nanoplates for SNA-001, the supplier of our gel carrier and the manufacturer of the topical gel formulation.

We currently have an exclusive supply and license agreement with nanoComposix as the exclusive supplier of silver nanoplates. Under our agreement, nanoComposix has granted us an exclusive worldwide, royalty-bearing, sublicensable license under certain patents, patent applications, and know-how related to silver nanoplate technology owned by nanoComposix to use such technology in commercializing licensed products, including SNA-001, for certain aesthetic, cosmetic, medical, and veterinary fields of uses. We pay nanoComposix a fixed price per unit of silver nanoplates, as well as the greater of a fixed amount per year or low-single digit royalties on net sales of licensed products. Such royalties are payable on a country-by-country and product-by-product basis until the later of five years after the first commercial sale of the licensed product in the applicable country and the expiration of the last-to-expire valid claim of the licensed patents covering such licensed product in the country of sale.

Our agreement with nanoComposix expires upon the later of July 2021 or the expiration or abandonment of all valid claims under the patent rights licensed to us from nanoComposix. The agreement can also be terminated prior to expiration by (i) us for convenience, upon three months’ prior written notice, (ii) nanoComposix upon 30 days’ prior written notice of an uncured and undisputed material breach of the agreement, (iii) nanoComposix upon notice to us if we have not received FDA approval to sell a licensed product by August 2022, or (iv) either party upon certain bankruptcy or insolvency events of the other party.

However, during the term of this agreement, we are generally obligated to purchase our requirements of this key raw starting material from nanoComposix. The agreement provides us with the ability to, at our convenience, manufacture these materials ourselves or secure a specified percentage of our requirements of these materials from alternative sources, subject to our making certain negotiated payments to nanoComposix. In addition, in the event of a specified supply failure, we have the ability to secure materials from third parties or manufacture the materials ourselves and, in such a case, nanoComposix would be required to assist us with necessary technology transfer in exchange for a payment to be agreed-upon by the parties at such time.

We currently operate under a purchase order program with the supplier of our gel carrier and the manufacturer of the topical gel formulation, and we intend to establish long-term supply agreements with them or other suppliers. We believe our current SNA-001 substance contractors have the scale, the systems and the experience to supply our requirements of silver nanoplates, gel carriers, and topical gel formulations for all remaining and planned nonclinical studies, clinical trials and commercial launch.

Employees

As of May 31, 2017, we had 40 full-time employees, including a total of 14 employees with M.D. or Ph.D. degrees. Within our workforce, 25 employees are engaged in research and development and 15 in business development, finance, legal, human resources, facilities, information technology and general management and administration. None of our employees are represented by labor unions or, except for certain of our employees located in Italy, covered by collective bargaining agreements.

Facilities

Our corporate headquarters are located in Westlake Village, California, where we lease and occupy approximately 7,000 square feet of office space. On June 6, 2017 we amended our lease agreement to lease an additional 6,000 square feet of office space beginning in August 2017. The current term of our lease expires in February 2020, with an option to extend the term through 2023. We also lease a facility in Ivrea, Italy, which houses our research and development activities.

We believe our existing facilities, together with the additional office space we have leased beginning in August 2017, are adequate for our short-term needs. To meet the future needs of our business, we may lease additional or alternate space, and we believe suitable additional or alternative space will be available in the future on commercially reasonable terms.

Legal Proceedings

From time to time, we may become involved in litigation or other legal proceedings relating to claims arising from the ordinary course of business. There are currently no claims or actions pending against us that, in the opinion of our management, are likely to have a material adverse effect on our results of operations, financial condition or cash flows. There are ongoing patent interference, inter partes review, or IPR, and opposition proceedings with respect to certain of our intellectual property rights relating to SNA-001 as described below.

Interference Proceeding

On October 8, 2015, Patent Interference No. 106,037 was declared by the Patent Trial and Appeal Board, or the PTAB, between our U.S. Patent No. 8,821,941, which is directed to treating hair follicles with plasmonic particles, and U.S. Patent Application No. 13/789,575, which lists Massachusetts General Hospital, or GHC, as assignee. On August 9, 2016, the PTAB entered judgment against GHC. On October 3, 2016, GHC filed an appeal of the interference judgment with the U.S. Court of Appeals for the Federal Circuit in matter No. 17-1012, which names GHC and Sebacia, Inc., or Sebacia, as real parties in interest. The parties filed their respective appellate briefs with the U.S. Court of Appeals for the Federal Circuit in the first quarter of 2017.

Inter Partes Review Proceedings

On October 7, 2016, we filed a petition with the PTAB for IPR challenging validity of certain claims of U.S. Patent No. 6,530,944, or the ‘944 patent, naming William Marsh Rice University, or Rice University, as patent owner. On October 18, 2016, the PTAB assigned the proceeding case number IPR2017-00045 and accorded the petition the filing date of October 7, 2016. On November 21, 2016, Rice University filed its mandatory notices, which name Rice University, exclusive licensee Nanospectra Biosciences, Inc., or Nanospectra, and sublicensee Sebacia as real parties in interest. Rice University filed a patent owner’s preliminary response on January 18, 2017 contesting institution of the IPR. On April 11, 2017, the PTAB issued a decision instituting the IPR proceeding.

On March 4, 2017, Rice University filed a request at the United States Patent and Trademark Office, or the USPTO, for ex parte reexamination of certain claims of the ‘944 patent. The USPTO assigned serial number 90/013,924 to the request and ordered reexamination on April 26, 2017.

On October 7, 2016, we filed a petition with the PTAB for IPR challenging validity of certain claims of U.S. Patent No. 6,685,730, or the ‘730 patent, naming Rice University as patent owner. On October 27, 2016, the PTAB assigned the proceeding case number IPR2017-00046 and accorded the petition the filing date of October 7, 2016. On November 21, 2016, Rice University filed its mandatory notices, which name Rice University, Nanospectra, and Sebacia as real parties in interest. Rice University filed a patent owner’s preliminary response to the IPR petition on January 27, 2017 contesting institution of the IPR. On April 21, 2017, the PTAB issued a decision instituting the IPR proceeding.

On December 21, 2016, Rice University filed a request at the USPTO for ex parte reexamination of certain claims of the ‘730 patent. The USPTO assigned serial number 90/013,883 to the request, or the ‘883 Reexam, and ordered reexamination on January 26, 2017. On April 24, 2017, the PTAB issued an order staying the ‘883 Reexam pending resolution of our IPR challenging the validity of the ‘730 patent.

European Opposition Proceeding

On July 22, 2016, we filed a notice of opposition with the European Patent Office, or EPO, against European patent EP2343047, which patent names Rice University as applicant. On November 16, 2016, the EPO requested that Rice University reply to the grounds for opposition within four months. On February 27, 2017, Rice University requested a two month extension of the deadline for response. On March 10, 2017, the EPO granted the extension of the deadline to reply, which is now May 26, 2017.

For further information regarding risks regarding these proceedings and patent rights held by third parties, please see “Risk Factors—Risks Related to Our Intellectual Property.”

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers, directors and key employees as of May 31, 2017:

Name	Age	Position(s)
Executive Officers and Employee Directors
Frederick C. Beddingfield III, M.D., Ph.D.	52	President, Chief Executive Officer and Director
Richard Peterson	49	Chief Financial Officer
Paul F. Lizzul, M.D., Ph.D.	42	Chief Medical Officer
Todd Harris, Ph.D.	38	Head of Corporate Development and Director
Diane Stroehmann, M.S., R.A.C.	39	Chief of Staff, Head of Regulatory Affairs & Quality
Timothy K. Andrews, Esq.	38	General Counsel and Corporate Secretary

Key Employees
Ryan Irvine, Ph.D.	48	Vice President, Medical Affairs
Majed Kheir	39	Vice President, Operations
Silvio Traversa, Ph.D.	47	Chief Scientific Officer

Non-Employee Directors
Keith R. Leonard Jr.	55	Chairman of the Board
Kristina Burow	43	Director
Dennis M. Fenton, Ph.D.	65	Director
Erle T. Mast	55	Director
Robert More	49	Director
Robert Nelsen	54	Director

Executive Officers and Employee Directors

Frederick C. Beddingfield III, M.D., Ph.D. founded Sienna Biopharmaceuticals, Inc. and has served as our President and Chief Executive Officer since January 2016 and as a member of our board of directors since August 2015. Dr. Beddingfield is also a board-certified dermatologist and dermatologic surgeon. Dr. Beddingfield served as Chief Medical Officer of Kythera Biopharmaceuticals, Inc., or Kythera, a public biotechnology company, from March 2013 until it was acquired by Allergan, Inc., or Allergan, in October 2015. Previously, Dr. Beddingfield worked at Allergan from 2003 to 2013. From August 2005 until March 2013 he served as Vice President and Global Therapeutic Area Head, Dermatology and Aesthetics at Allergan. Dr. Beddingfield also served as Chief Medical Officer of Allergan Medical from December 2008 to August 2010. Currently, Dr. Beddingfield is a Clinical Associate Professor of Medicine/Dermatology at the University of California, Los Angeles School of Medicine where he has been on the faculty teaching and seeing patients since 2003. He also serves on the board of directors of Advancing Innovation in Dermatology and is a founder of the Dermatology Summit and Dermatology Entrepreneurship Conferences. Dr. Beddingfield also serves on the board of directors for Camp Wonder, a camp for children with severe skin diseases, as well as Cytrellis, Inc., a clinical stage medical technology company. Dr. Beddingfield holds a B.A. in Psychology from North Carolina State University, an M.D. from the University of North Carolina and a Ph.D. in Policy Analysis from RAND Graduate School of Policy Studies. We believe Dr. Beddingfield is qualified to serve on our board of directors due to his extensive experience in bringing medical and aesthetic dermatologic products to market.

Richard Peterson has served as our Chief Financial Officer since March 2017. Previously, from September 2015 to March 2017, Mr. Peterson served as the Chief Financial Officer of Novan, Inc., a public pharmaceutical company, where he had responsibility for financial operations, business development, investor relations and other corporate functions. From December 2012 to September 2015, before joining Novan, Mr. Peterson invested in various companies for his own account. Prior to that time, he served as Chief Financial Officer, Executive Vice President and Treasurer of Medicis Pharmaceutical Corporation, or Medicis, a public medical dermatology and aesthetics company, from April 2008 to December 2012, and held various other senior finance positions with Medicis between 1995 and 2008. As Chief Financial Officer of Medicis, Mr. Peterson had responsibility for financial and business operations, business development and information technology. Prior to joining Medicis, Mr. Peterson was a Senior Financial Auditor with PricewaterhouseCoopers. Mr. Peterson has been a member of the board of directors and compensation committee and the chair of the audit committee of Universal Insurance Holdings Inc., a public insurance company, since 2014. Mr. Peterson holds a B.S. in Accountancy from Arizona State University.

Paul F. Lizzul, M.D., Ph.D., M.P.H., M.B.A. has served as our Chief Medical Officer since January 2016. Dr. Lizzul previously served as Senior Medical Director, Head of Safety and program lead for setipiprant (PGD2 inhibitor for AGA) at Kythera from August 2012 until it was acquired by Allergan in October 2015. Prior to joining Kythera, Dr. Lizzul served as an Assistant Professor of Dermatology and Associate Director of Clinical Research at the Tufts University School of Medicine where he conducted investigator-initiated and industry-sponsored clinical trials in inflammatory skin diseases (psoriasis). Dr. Lizzul has authored articles in academic journals on topics including inflammation, psoriasis, aesthetics (Kybella) and health care reform. Dr. Lizzul is a diplomat of the American Board of Dermatology and a faculty member of the American Academy of Dermatology and previously served on the FDA’s Dermatology and Ophthalmic Drugs Advisory Committee. Dr. Lizzul is a volunteer member of the teaching faculty in the Department of Dermatology at University of California, Los Angeles School of Medicine. Dr. Lizzul completed his post-graduate medical internship at Greenwich Hospital, Yale University School of Medicine and his dermatology residency at the University of California Davis, where he was appointed chief resident. Dr. Lizzul earned his B.S. in Biology from Rensselaer Polytechnic Institute, and an M.D., Ph.D. in Molecular Genetics and Microbiology and M.P.H. in Epidemiology/Outcomes from the Rutgers/Robert Wood Johnson Medical School. Dr. Lizzul also earned an M.B.A. in Entrepreneurship from the Rutgers Business School.

Todd Harris, Ph.D. has served as a member of our board of directors since 2010 and as our Head of Corporate Development since January 2016. Dr. Harris was the founder of Sienna Labs, Inc. and served as its Chief Executive Officer from July 2010 until January 2016. Previously, from 2008 to 2013, Dr. Harris was a consultant at McKinsey & Company in the Health Care Practice Division. Between 2006 and 2008, Dr. Harris held a graduate fellowship with the National Institute of Health. Dr. Harris received a B.S. in Engineering from Brigham Young University, an M.S. in Bioengineering from the University of California, San Diego, and a Ph.D. in Medical Engineering and Medical Physics from the Massachusetts Institute of Technology. We believe Dr. Harris is qualified to serve on our board of directors due to his scientific expertise, industry background and prior medical industry consulting experience and experience as our former Chief Executive Officer.

Diane Stroehmann, M.S., R.A.C. has served as our Chief of Staff, Head of Regulatory Affairs & Quality since January 2016. Previously, Ms. Stroehmann served as Vice President of Regulatory Affairs, Pharmacovigilance and Research Compliance at Kythera from September 2013 until it was acquired by Allergan in October 2015. At Kythera, Ms. Stroehmann led the successful submission and approval of Kybella in the United States and Canada in addition to multiple international filings. From March 2004 to August 2013, Ms. Stroehmann held roles of increasing responsibility in the Regulatory Affairs group at Medicis, including most recently Executive Director, Regulatory Affairs from February 2010 until August 2013. At Medicis, Ms. Stroehmann was involved in a number of product approvals in dermatology and aesthetic medicine, including Solodyn, Vanos, Dysport, and Restylane. Ms. Stroehmann received a B.S. in Biology from the University of Illinois Champaign-Urbana and an M.S. in Regulatory Affairs from San Diego State University.

Timothy K. Andrews, Esq. has served as our General Counsel since October 2016 and as our Corporate Secretary since January 2017. Previously, Mr. Andrews served as Head of Legal for Whitecap Biosciences, LLC from September 2015 to September 2016. He served as Senior Corporate Counsel and Assistant Secretary at Allergan from January 2011 until it was acquired by Actavis plc in March 2015. At Allergan, Mr. Andrews had

legal responsibility for U.S. and international business development transactions, including acquisitions, licensing and partnerships as well as corporate governance and public company securities law compliance. Prior to that role, he was a corporate attorney at Latham & Watkins LLP from 2006 to 2011, where his practice focused on public company representation, mergers and acquisitions and corporate finance. From 2001 to 2003, Mr. Andrews was a business analyst at Deloitte Consulting. Mr. Andrews received a B.A. in Political Economy from the University of California, Berkeley and a J.D. from Loyola Law School, Los Angeles.

Key Employees

Ryan Irvine, Ph.D. has served as our Vice President, Medical Affairs since October 2016. Previously, Dr. Irvine served as Vice President, Head of Medical Affairs at Kythera from July 2013 until its acquisition by Allergan in October 2015. Prior to Kythera, Dr. Irvine served as Vice President, Global Medical Affairs at Elan Pharmaceuticals from May 2012 to July 2013. Between September 2008 and February 2012, Dr. Irvine served as Senior Director for Biosciences Risk Research at Risk Management Solutions, or RMS, and as the Chief Biological Scientist of Praedicat, Inc., a joint venture of RMS and the RAND Corporation. From 2003 to 2008, Dr. Irvine held roles of increasing responsibility in Medical Affairs at Allergan, including most recently Therapeutic Head for Neurology and Toxin Science. Dr. Irvine holds a B.S. in Biochemistry and an M.S. in Neurobiology from Boston College and received his Ph.D. in Molecular Microbiology and Immunology from the University of Southern California. He served as the ARCS Foundation Research Fellow from 2001 to 2003 at the USC Norris Comprehensive Cancer Center.

Majed Kheir has served as our Vice President, Operations since January 2016. Previously, Mr. Kheir served as Executive Director, Supply Chain and Planning at Kythera from February 2012 to October 2015 when it was acquired by Allergan. Mr. Kheir also served as Kythera’s Head of Integration during its acquisition by Allergan. Prior to that, Mr. Kheir held roles of increasing responsibility at Amgen Inc., or Amgen, a public biotechnology company, including most recently as Director, Operations Strategic Planning from March 2010 to February 2012, and as Senior Manager, Strategic Resource Planning from June 2006 until March 2010. Prior to Amgen, Mr. Kheir held various packaging engineering positions of increasing responsibility at Kimberly-Clark Corp. Mr. Kheir received a B.S. in Packaging from Michigan State University and an M.B.A. from the Anderson School of Management at the University of California, Los Angeles.

Silvio Traversa, Ph.D. has served as our Chief Scientific Officer since December 2016. Previously, Dr. Traversa served as Chief Scientific Officer of Creabilis from October 2007 until we acquired Creabilis in December 2016, and as Head of Discovery of Creabilis from February 2005 until September 2007. Prior to Creabilis, from February 1999 until January 2005, Dr. Traversa held roles of increasing responsibility in the Drug Delivery Systems department of Serono, including Protein Pre-Formulation Team Leader and Peptide and Protein Analysis Laboratory Head. Dr. Traversa received his B.Sc. degree in Chemistry and a Ph.D. in Protein Chemistry from the University of Torino. He also passed an Executive Education course at Harvard Business School.

Non-Employee Directors

Keith R. Leonard Jr. has served as the Chairman of our board of directors since January 2016. Mr. Leonard was co-founder, President and Chief Executive Officer of Kythera from 2005 until its acquisition by Allergan in October 2015. Prior to that, Mr. Leonard held roles of increasing responsibility at Amgen Inc., or Amgen, a public biotechnology company, including as Senior Vice President and General Manager of Amgen Europe. Mr. Leonard currently serves on the board of directors of Sanifit Laboratories S.L., a biopharmaceutical company, and Intuitive Surgical, Inc., a public medical device company, and is the Chief Executive Officer and Chairman of the board of directors for Unity Biotechnology, a biotechnology company. He previously served on the boards of Affymax, Inc., a biotechnology company, Anacor Pharmaceuticals, Inc., a biopharmaceutical company, and ARYx Therapeutics, Inc., a biopharmaceutical company. Mr. Leonard was formerly an active duty officer in the United States Navy. Mr. Leonard received a B.S. in Engineering from the University of California,

Los Angeles, a B.A. in History from the University of Maryland, an M.S. in Engineering from the University of California, Berkeley, and an M.B.A. from the Anderson School of Management at the University of California, Los Angeles. We believe that Mr. Leonard is qualified to serve on our board of directors due to his extensive executive management and leadership experience in the life science industry, as well as experience as a director of public companies.

Kristina Burow has served as a member of our board of directors since October 2015. Ms. Burow has served as Managing Director with ARCH Venture Partners, or ARCH, since November 2011 and previously held positions of increasing responsibility at ARCH from August 2002 to November 2011. Ms. Burow also currently serves on the boards of directors of Vividion Therapeutics, Inc., a biotechnology company, Lycera Corp., a biopharmaceutical company, BlackThorn Therapeutics, Inc., a biopharmaceutical company, Metacrine, Inc., a biotechnology company, Scholar Rock, Inc., a biotechnology company, Unity Biotechnology, a biotechnology company, AgBiome Inc., a biotechnology company, AgTech Accelerator, an agricultural technology startup accelerator, and Vir Biotechnology Inc., a biotechnology company. She previously was a co-founder and member of the board of directors of Receptos, Inc., a public pharmaceutical company, prior to its acquisition by Celgene Corporation, and of Sapphire Energy, Inc., an energy company. Ms. Burow has participated in a number of other ARCH portfolio companies including Kythera, Siluria Technologies, an energy company, and Ikaria, a biotechnology company acquired by Madison Dearborn. Prior to joining ARCH, Ms. Burow was an Associate with the Novartis BioVenture Fund in San Diego and an early employee at the Genomics Institute of the Novartis Research Foundation. Ms. Burow holds a B.A. in Chemistry from the University of California, Berkeley, an M.A. in Chemistry from Columbia University and an M.B.A. from the University of Chicago. We believe that Ms. Burow is qualified to serve on our board of directors due to her extensive experience serving on the board of directors of clinical-stage biotechnology companies and her investment experience in the life sciences industry.

Dennis M. Fenton, Ph.D. has served as a member of our board of directors since October 2016. From 1982 until his retirement in 2008, Dr. Fenton worked at Amgen, where he held positions of increasing responsibility, including Vice President of Research, Senior Vice President of Sales and Marketing, Senior Vice President of Operations and Executive Vice President. Previously, Dr. Fenton worked as a researcher at Pfizer Central in New Product Development from 1977 to 1981. Dr. Fenton is currently an independent consultant and a member of the boards of directors of Portola Pharmaceuticals, a public pharmaceutical company, Pfenex Inc., a public clinical-stage biotechnology company, Omniox, Inc., a biotechnology company and Modern Meadow, Inc. a private company. Dr. Fenton previously served on the boards of directors of then-public life sciences companies Kythera (which was acquired by Allergan in 2015), Hospira (which was acquired by Pfizer in 2015), Dendreon Corp., Xenoport (which was acquired by Arbor Pharmaceuticals in 2016) and Genzyme Corporation (which was acquired by Sanofi Genzyme in 2011). He is also a member of the board of trustees of the Keck Graduate Institute. Dr. Fenton received a B.S. in Biology from Manhattan College and a Ph.D. in Microbiology from Rutgers University. We believe that Dr. Fenton is qualified to serve on our board of directors due to his executive management and leadership experience in the life science industry, as well as extensive experience as a director of public companies.

Erle T. Mast has served as a member of our board of directors since May 2017. Mr. Mast co-founded Clovis Oncology, Inc., a public biopharmaceutical company, and served as its Executive Vice President and Chief Financial Officer from its inception in April 2009 until his retirement in March 2016. Prior to that, he served as Executive Vice President and Chief Financial Officer of Pharmion Corporation, a public biopharmaceutical company, from 2002 to 2008. Previously, Mr. Mast served as Vice President of Finance at Dura Pharmaceuticals, Inc., or Dura, a pharmaceutical company, from 1997 to 2000, and as Chief Financial Officer for the global biopharmaceuticals business of Elan Pharma International, the successor to Dura, from 2000 and 2002. From 1984 to 1997, he held roles of increasing responsibility at Deloitte & Touche LLP, serving most recently as Audit Partner. Mr. Mast is currently a member of the board of directors of Zogenix, Inc., a public pharmaceutical company, and previously served on the boards of directors and audit committees of Receptos, Inc., a public biopharmaceutical company acquired by Celgene in 2015, and Somaxon Pharmaceuticals, Inc., a public pharmaceutical company acquired by Pernix Therapeutics in 2012, as well as on the board of directors of Verus

Pharmaceuticals, Inc., a pharmaceutical company. Mr. Mast received a B.Sc. in Business Administration from California State University Bakersfield.

Robert More has served as a member of our board of directors since May 2013, including as Chairman of our board of directors from May 2013 to January 2016. Since November 2015, Mr. More has served as Managing Director of Alta Partners, a venture capital firm. Previously, from July 2013 to May 2015, Mr. More served as Senior Advisor for the Bill and Melinda Gates Foundation and led its Global Health Venture Initiative. He served as a General Partner of venture capital firms Frazier Healthcare Ventures and Domain Associates from September 2008 to June 2013 and from June 1996 to July 2009, respectively. Mr. More previously served on the boards of directors of Achaogen, Inc., a public biopharmaceutical company, Neothetics Inc., a public pharmaceutical company, Glaukos Corporation, a public medical technology company, and IntraLase Corp., a public medical device company acquired by Advanced Medical Options in 2007, as well as on the boards of directors of life sciences companies ESP Pharma, Inc., Proxima Therapeutics, Inc., NovaCardia, Inc., Esprit Pharma, Inc. and Oceana Therapeutics, Inc. Mr. More was a founding member of the board of directors of the Kauffman Fellows Program and serves on the boards of directors of One Revolution and The Foundation for Innovative New Diagnostics (FIND). He received his B.S. in Biology from Middlebury College and an M.B.A. from the Darden School of Business Administration at the University of Virginia. We believe that Mr. More is qualified to serve on our board of directors due to his experience serving on the board of directors of clinical-stage biotechnology companies, his extensive experience as a director of public companies and his investment experience in the life sciences industry.

Robert Nelsen has served as a member of our board of directors since October 2015. Mr. Nelsen is a co-founder and has served as a Managing Director of ARCH Venture Partners since 1994. Mr. Nelsen currently serves as a member of the boards of directors of public biopharmaceutical companies Agios Pharmaceuticals, Inc., Juno Therapeutics, Inc., and Syros Pharmaceuticals Inc. Mr. Nelsen also currently serves on the boards of directors of the biotechnology companies Arivale Inc., Denali Therapeutics Inc., Encoded Genomics, Inc., Ensemble Discovery Corp., and as Chairman of the board of directors of Hua Medicine. Previously, Mr. Nelsen served on the boards of directors of a number of public biotechnology companies including Bellerophon Therapeutics, Inc., Fate Therapeutics, Inc., Kythera, NeurogesX, Inc. and Sage Therapeutics Inc. He previously served as a trustee of the Fred Hutchinson Cancer Research Institute and the Institute for Systems Biology, and as a member of the board of directors of the National Venture Capital Association. Mr. Nelsen holds a B.S. from the University of Puget Sound with majors in Economics and Biology and an M.B.A. from the University of Chicago. We believe that Mr. Nelsen is qualified to serve on our board of directors due to his extensive experience serving on the board of directors of clinical-stage biotechnology companies and his investment experience in the life sciences industry.

Board Composition

Director Independence

Our board of directors currently consists of eight members. Our board of directors has determined that all of our directors, other than Drs. Beddingfield and Harris, qualify as “independent” directors in accordance with The NASDAQ Global Market listing requirements. Drs. Beddingfield and Harris are not considered independent because each is an employee of Sienna Biopharmaceuticals, Inc. The NASDAQ Global Market’s independence definition includes a series of objective tests, such as that the director is not, and has not been for at least three years, one of our employees and that neither the director nor any of his or her family members has engaged in various types of business dealings with us. In addition, as required by The NASDAQ Global Market rules, our board of directors has made a subjective determination as to each independent director that no relationships exists that, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management. There are no family relationships among any of our directors or executive officers.

Classified Board of Directors

In accordance with our amended and restated certificate of incorporation to be in effect immediately prior to the consummation of this offering, our board of directors will be divided into three classes with staggered, three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Effective upon the consummation of this offering, we expect that our directors will be divided among the three classes as follows:

•	the Class I directors will be Frederick C. Beddingfield III, M.D., Ph.D. and Todd Harris, Ph.D., their terms will expire at the annual meeting of stockholders to be held in 2018;

•	the Class II directors will be Robert More, Dennis M. Fenton, Ph.D. and Robert Nelsen, and their terms will expire at the annual meeting of stockholders to be held in 2019; and

•	the Class III directors will be Kristina Burow, Erle T. Mast and Keith R. Leonard Jr., and their terms will expire at the annual meeting of stockholders to be held in 2020.

Our amended and restated certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control of our company.

Voting Arrangements

The election of the members of our board of directors is governed by the amended and restated voting agreement, as amended, that we entered into with certain holders of our common stock and certain holders of our preferred stock and the related provisions of our amended and restated certificate of incorporation.

Pursuant to the voting agreement and these provisions the holders of our Series A-2 Preferred Stock, voting as a separate class, have the right to elect one director to our board of directors, the holders of our Series A-3 convertible stock, voting as a separate class, have the right to elect two directors to our board of directors, the holders of our common stock, voting as a separate class, have the right to elect one director to our board of directors and the holders of our common stock and our preferred stock, voting together as a single class, have the right to elect the balance of the total number of our directors, which are designated as follows:

•	one member designated and elected by the holders of a majority of our Series A-2 Preferred Stock, voting as a separate class, for which Mr. More has been designated;

•	two members designated by ARCH (together with its affiliated funds) and elected by the holders of a majority of our Series A-3 Preferred Stock, voting as a separate class, for which Ms. Burow and Mr. Nelsen have been designated;

•	one member designated and elected by the holders of a majority of the shares of our common stock, voting as a separate class, for which Dr. Harris has been designated;

•	one member elected by the holders of a majority of the shares of our common stock and preferred stock, voting together as a single class, who shall be our then-serving Chief Executive Officer, for which Dr. Beddingfield has been designated; and

•	three members designated by the other members of our board of directors and elected by the holders of a majority of the shares of our common stock and preferred stock, voting together as a single class, for which Messrs. Leonard and Mast and Dr. Fenton have been designated.

The holders of our common stock and preferred stock who are parties to our voting agreement are obligated to vote for such designees indicated above. The provisions of this voting agreement will terminate upon the consummation of this offering and our certificate of incorporation will be amended and restated, after which there will be no further contractual obligations or charter provisions regarding the election of our directors. Our directors hold office until their successors have been elected and qualified or appointed, or the earlier of their death, resignation or removal.

Leadership Structure of the Board

Our bylaws and corporate governance guidelines provide our board of directors with flexibility to combine or separate the positions of Chairman of the board of directors and Chief Executive Officer and to implement a lead director in accordance with its determination that utilizing one or the other structure would be in the best interests of our company. Mr. Leonard currently serves as the chairman of our board of directors. In that role, Mr. Leonard presides over the executive sessions of the board of directors and as a liaison between management and the board of directors.

Our board of directors has concluded that our current leadership structure is appropriate at this time. However, our board of directors will continue to periodically review our leadership structure and may make such changes in the future as it deems appropriate.

Role of Board in Risk Oversight Process

Risk assessment and oversight are an integral part of our governance and management processes. Our board of directors encourages management to promote a culture that incorporates risk management into our corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings, and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks facing us. Throughout the year, senior management reviews these risks with the board of directors at regular board meetings as part of management presentations that focus on particular business functions, operations or strategies, and presents the steps taken by management to mitigate or eliminate such risks.

Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. While our board of directors is responsible for monitoring and assessing strategic risk exposure, our audit committee is responsible for overseeing our major financial risk exposures and the steps our management has taken to monitor and control these exposures. The audit committee also monitors compliance with legal and regulatory requirements and considers and approves or disapproves any related person transactions. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance guidelines. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Board Committees

Audit Committee

Our audit committee oversees our corporate accounting and financial reporting process. Among other matters, the audit committee:

•	appoints our independent registered public accounting firm;

•	evaluates the independent registered public accounting firm’s qualifications, independence and performance;

•	determines the engagement of the independent registered public accounting firm;

•	reviews and approves the scope of the annual audit and the audit fee;

•	discusses with management and the independent registered public accounting firm the results of the annual audit and the review of our quarterly financial statements;

•	approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services;

•	monitors the rotation of partners of the independent registered public accounting firm on our engagement team in accordance with requirements established by the SEC;

•	is responsible for reviewing our financial statements and our management’s discussion and analysis of financial condition and results of operations to be included in our annual and quarterly reports to be filed with the SEC;

•	reviews our critical accounting policies and estimates; and

•	reviews the audit committee charter and the committee’s performance at least annually.

The current members of our audit committee are Erle T. Mast, Dennis M. Fenton, Ph.D. and Robert More. Mr. Mast serves as the chairperson of the committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and The NASDAQ Global Market. Our board of directors has determined that Mr. Mast is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of The NASDAQ Global Market. Under the rules of the SEC, members of the audit committee must also meet heightened independence standards. Our board of directors has determined that each of Messrs. Mast and More and Dr. Fenton are independent under the applicable rules of the SEC and The NASDAQ Global Market. The audit committee operates under a written charter that satisfies the applicable standards of the SEC and The NASDAQ Global Market.

Compensation Committee

Our compensation committee oversees policies relating to compensation and benefits of our officers and employees. The compensation committee reviews and approves or recommends corporate goals and objectives relevant to compensation of our executive officers (other than our Chief Executive Officer), evaluates the performance of these officers in light of those goals and objectives and approves the compensation of these officers based on such evaluations. The compensation committee also reviews and approves or makes recommendations to our board of directors regarding the issuance of stock options and other awards under our stock plans to our executive officers (other than our Chief Executive Officer). The compensation committee reviews the performance of our Chief Executive Officer and makes recommendations to our board of directors with respect to his compensation and our board of directors retains the authority to make compensation decisions relative to our Chief Executive Officer. The compensation committee will review and evaluate, at least annually, the performance of the compensation committee and its members, including compliance by the compensation committee with its charter. The current members of our compensation committee are Dennis M. Fenton, Ph.D., Keith R. Leonard Jr. and Kristina Burow. Dr. Fenton serves as the chairman of the committee. Each of the members of our compensation committee is independent under the applicable rules and regulations of The NASDAQ Global Market, is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act and is an “outside director” as that term is defined in Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended, or Section 162(m). The compensation committee operates under a written charter that satisfies the applicable standards of the SEC and The NASDAQ Global Market.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee is responsible for making recommendations to our board of directors regarding candidates for directorships and the size and composition of our board of directors. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance policies and reporting and making recommendations to our board of directors concerning governance matters. The current members of our nominating and corporate governance committee are Keith R. Leonard Jr., Kristina Burow and Robert More. Mr. Leonard serves as the chairman of the committee. Each of the members of our nominating and corporate governance committee is an independent director under the applicable rules and regulations of The NASDAQ Global Market relating to nominating and corporate governance committee independence. The nominating and corporate governance committee operates under a written charter that satisfies the applicable standards of the SEC and The NASDAQ Global Market.

Compensation Committee Interlocks and Insider Participation

During the year ended December 31, 2016, our compensation committee consisted of Ms. Burow and Messrs. Leonard and More. None of the members of our compensation committee during 2016 nor any of the current members of our compensation committee has at any time been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers on our board of directors or compensation committee.

Board Diversity

Upon consummation of this offering, our nominating and corporate governance committee will be responsible for reviewing with the board of directors, on an annual basis, the appropriate characteristics, skills and experience required for the board of directors as a whole and its individual members. In evaluating the suitability of individual candidates (both new candidates and current members), the nominating and corporate governance committee, in recommending candidates for election, and the board of directors, in approving (and, in the case of vacancies, appointing) such candidates, may take into account many factors, including but not limited to the following:

•	personal and professional integrity;

•	ethics and values;

•	experience in corporate management, such as serving as an officer or former officer of a publicly held company;

•	experience in the industries in which we compete;

•	experience as a board member or executive officer of another publicly held company;

•	diversity of expertise and experience in substantive matters pertaining to our business relative to other board members;

•	conflicts of interest; and

•	practical and mature business judgment.

Currently, our board of directors evaluates, and following the consummation of this offering will evaluate, each individual in the context of the board of directors as a whole, with the objective of assembling a group that can best maximize the success of the business and represent stockholder interests through the exercise of sound judgment using its diversity of experience in these various areas.

Code of Business Conduct and Ethics

Prior to the consummation of this offering, we will adopt a code of business conduct and ethics that will apply to all of our employees, officers and directors, including those officers responsible for financial reporting. Following the consummation of this offering, the code of business conduct and ethics will be available on our website. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Limitation on Liability and Indemnification Matters

Our amended and restated certificate of incorporation, which will become effective immediately prior to the consummation of this offering, will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

Each of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the consummation of this offering, will provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Our amended and restated bylaws will also obligate us to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and our stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage.

Director Compensation

Historically, we have not had a formalized non-employee director compensation program, and none of our non-employee directors received any compensation for their service on our board of directors. In January 2016, our board of directors approved an annual cash retainer of $75,000 and an option to purchase 1,159,216 shares of our common stock for our Chairman, Mr. Leonard. In October 2016, our board of directors adopted a policy to pay each non-employee director who was not affiliated with a principal investor in our company, other than our Chairman, an annual cash retainer of $25,000 and to grant each such non-employee director an option to purchase 168,721 shares of our common stock. In accordance with the policy, in October 2016, we granted each of Mr. More and Dr. Fenton an option to purchase 168,721 shares of our common stock. The option granted to our Chairman vests in substantially equal monthly installments over four years from the date of grant and the options granted pursuant to the non-employee director compensation policy adopted by our board of directors in October 2016 vest in three substantially equal annual installments from the date of grant, in each case, subject to the director’s continued service to us through the applicable vesting date. We also reimburse all of our non-employee directors for all reasonable and customary business expenses in accordance with Company policy.

Director Compensation Table

The following table sets forth information for the fiscal year ended December 31, 2016 regarding the compensation awarded to, earned by or paid to our non-employee directors:

Name	Fees Earned or Paid in Cash($)	Option Awards(1)(2) ($)	All Other Compensation($)	Total($)
Keith R. Leonard Jr.	75,000	208,020	—	283,020
Kristina Burow	—	—	—	—
Dennis M. Fenton	6,250	35,901	—	42,151
Robert More	6,250	35,901	—	42,151
Robert Nelsen	—	—	—	—

(1)	The amounts reported in the Option Awards column represent the grant date fair value of the stock options granted to the non-employee members of our board of directors during 2016 as computed in accordance with ASC 718. The assumptions used in calculating the grant date fair value of the stock options reported in the Option Awards column are set forth in Note 12 to the audited consolidated financial statements included in this prospectus. Note that the amounts reported in this column reflect the accounting cost for these stock options, and do not correspond to the actual economic value that may be received by the non-employee members of our board of directors from the options.
(2)	As of December 31, 2016, our non-employee directors held options to purchase the following number of shares of our common stock: Mr. Leonard: 1,159,216 shares, Dr. Fenton: 168,721 shares and Mr. More: 168,721 shares. Our non-employee directors did not hold any other outstanding equity awards as of December 31, 2016.

In connection with this offering, we intend to approve and implement a new compensation program for our non-employee directors, including those affiliated with our principal investors, that consists of annual retainer fees and initial and annual long-term equity awards.

EXECUTIVE COMPENSATION

The following is a discussion and analysis of compensation arrangements of our named executive officers, or NEOs. This discussion contains forward looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion. As an “emerging growth company” as defined in the JOBS Act, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.

We seek to ensure that the total compensation paid to our executive officers is reasonable and competitive. We have structured the compensation programs for our executives around the achievement of individual performance and near-term corporate targets as well as long-term business objectives.

Our NEOs for fiscal year 2016 were as follows:

•	Frederick C. Beddingfield III, M.D., Ph.D., President and Chief Executive Officer;

•	Todd Harris, Ph.D., Head of Corporate Development and former Chief Executive Officer;

•	Diane Stroehmann, M.S., R.A.C., Chief of Staff, Head of Regulatory Affairs and Quality; and

•	Paul F. Lizzul, M.D., Ph.D., Chief Medical Officer.

Summary Compensation Table

The following table shows information regarding the compensation of our named executive officers for services performed in the year ended December 31, 2016.

Name and Principal Position(1)	Year	Salary ($)	Bonus ($)(2)	Option Awards (3)($)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)	Total ($)
Frederick C. Beddingfield III, M.D., Ph.D.	2016	369,960	20,000	558,680	96,000	—	1,044,640
President and Chief Executive Officer

Todd Harris, Ph.D.(5)	2016	340,000	—	38,364	108,800	—	487,164
Head of Corporate Development and former Chief Executive Officer

Diane Stroehmann, M.S., R.A.C.	2016	265,646	—	94,352	43,200	—	403,198
Chief of Staff, Head of Regulatory Affairs and Quality

Paul F. Lizzul M.D., Ph.D.	2016	267,608	—	89,151	44,000	—	400,759
Chief Medical Officer

(1)	Each NEO, other than Dr. Harris, commenced employment with us in January 2016.
(2)	The amount constitutes a signing bonus of $20,000 paid in connection with his commencement of employment with us in January 2016.
(3)	Amounts shown for Drs. Beddingfield and Lizzul and Ms. Stroehmann reflect stock purchase rights granted in 2016. Amounts shown represent the grant date fair value of options and stock purchase rights granted during fiscal year 2016 as calculated in accordance with ASC Topic 718. See Note 12 of the audited consolidated financial statements included in this prospectus for the assumptions used in calculating this amount.
(4)

The amounts reported represent the annual performance-based cash bonuses earned by our NEOs based on the achievement of certain company performance objectives. For 2016, these amounts were paid to the NEOs in February

2017. Please see the descriptions of the annual performance bonuses paid to our NEOs in “Narrative to Summary Compensation Table and Outstanding Equity Awards at Fiscal Year End—Terms and Conditions of 2016 Annual Bonuses” below.
(5)	Dr. Harris ceased serving as our Chief Executive Officer in January 2016 in connection with the appointment of Dr. Beddingfield as Chief Executive Officer.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth all outstanding equity awards held by each of the named executive officers as of December 31, 2016.

			Option Awards				Stock Awards
	Vesting Commencement Date(1)		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested(3)
Name
Frederick C. Beddingfield III, M.D., Ph.D.	1/12/2016						2,670,335	$1,174,947
	1/12/2016	(4)							289,804	$127,514
	1/12/2016	(5)							289,804	$127,514

Todd Harris, Ph.D.	10/5/2016			168,721	$0.40	10/5/2026

Diane Stroehmann, M.S., R.A.C.	1/7/2016						525,786	$231,346

Paul F. Lizzul M.D., Ph.D.	1/9/2016						496,806	$218,595

(1)	Except as otherwise noted, awards vest and, if applicable, become exercisable as to 1/4th of the shares underlying the award on the first anniversary of the vesting commencement date and as to 1/48th of the shares underlying the award on each monthly anniversary of the vesting commencement date thereafter, subject to the holder continuing to provide services to us through such vesting date.
(2)	Constitute shares of restricted stock purchased for $0.40 per share that are subject to repurchase by us at the original purchase price in the event the holder ceases to provide services to us prior to vesting.
(3)	Amounts are calculated by multiplying the number of shares shown in the table by $0.44, the fair market value of our common stock as of December 31, 2016.
(4)	The shares of restricted stock vest with respect to 50% of the shares on the first date the volume-weighted average trading price of our common stock equals or exceeds $12.10 per share and with respect to 1/24th of the shares on each monthly anniversary of such date, subject to Dr. Beddingfield’s continued employment through the applicable vesting date.
(5)	The shares of restricted stock vest with respect to 50% of the shares upon the achievement of a performance milestone related to clinical development and thereafter with respect to 1/24th of the shares on each monthly anniversary of such achievement, subject to Dr. Beddingfield’s continued employment through the applicable vesting date.

Narrative to Summary Compensation Table and Outstanding Equity Awards at Fiscal Year End

We have entered into agreements with each of the NEOs in connection with his or her employment with us. These agreements set forth the terms and conditions of employment of each named executive officer, including base salary, initial equity award grants, and standard employee benefit plan participation. Our board of directors or the compensation committee reviews each NEO’s base salary from time to time to ensure compensation adequately reflects the NEO’s qualifications, experience, role and responsibilities.

In connection with this offering, we expect to enter into new employment agreements with each of our named executive officers, which will supersede in their entirety their prior employment agreements or offer letters with us. The terms and conditions of these employment agreements are described in further detail below under “—Terms and Conditions of New Employment Agreements.”

2016 Salaries

For fiscal year 2016, Dr. Beddingfield’s annual base salary was $375,000, Dr. Harris’s annual base salary was $340,000, Ms. Stroehmann’s annual base salary was $270,000 and Dr. Lizzul’s annual base salary was $275,000.

Terms and Conditions of 2016 Annual Bonuses

Each NEOs’ target bonus opportunity is expressed as a percentage of base salary which can be achieved by meeting corporate goals at target level. Each of our NEOs’ target bonus opportunity is originally set in their employment agreements with us. The 2016 annual bonuses for Dr. Beddingfield, Dr. Harris, Ms. Stroehmann, and Dr. Lizzul were targeted at 40%, 50%, 25%, and 25% of their respective base salaries.

For 2016, all of our NEOs were eligible to earn their annual bonuses pursuant to the achievement of certain performance objectives. The performance goals for these annual bonuses are reviewed and approved annually by our Board. When determining the 2016 performance bonus program for our NEOs, the Board set certain performance goals, using a mixture of several objectives relating to the development of the Company’s clinical program and portfolio, operational and financial matters. For each performance goal, the Board approved a weighting, as well as target (100%) level of attainment, and for certain goals, threshold (50%) and stretch (125%) levels of attainment. The Board reviewed results against each performance goal for 2016 in early 2017, applying weightings and attainment levels accordingly. Based on the Board’s assessment, the overall bonus funding was approved at 64% of the target for 2016, and each of our NEO’s annual bonus was paid at 64% of his or her target bonus amount. The NEOs’ 2016 annual bonus amounts are set forth in the column entitled “Non-Equity Incentive Plan Compensation” in the “Summary Compensation Table” above. Thus, for fiscal year 2016, Dr. Beddingfield’s bonus was $96,000, Dr. Harris’s bonus was $108,800, Ms. Stroehmann’s bonus was $43,200 and Dr. Lizzul’s bonus was $44,000.

In addition, pursuant to his employment agreement, Dr. Beddingfield was awarded a signing bonus of $20,000 in connection with his commencement of employment with us in January 2016.

2016 Equity Award Grants

During 2016, Dr. Beddingfield, Ms. Stroehmann and Dr. Lizzul, were granted stock purchase rights in accordance with their respective employment agreements, and Dr. Harris was granted an option to purchase our common stock. See the table above entitled “Outstanding Equity Awards at Fiscal Year End” regarding equity awards made in past fiscal years to our NEOs.

In January 2016, in connection with his commencement of employment with us and in accordance with his employment agreement, our board of directors granted Dr. Beddingfield the right to purchase 3,249,943 shares of our common stock for a purchase price of $0.40 per share, which the board of directors determined was the fair market value on the date of grant. With respect to 2,670,335 shares subject to the stock purchase right, 1/4th of the shares vested on January 1, 2017, and 1/48th of the shares vest monthly thereafter, subject to Dr. Beddingfield continuing to provide services to us through each such vesting date. With respect to 289,804 shares subject to the stock purchase right, 50% of the shares vest on the first date the volume-weighted average trading price of our common stock equals or exceeds $12.10 per share, and 1/24th of the shares vest monthly thereafter, subject to Dr. Beddingfield continuing to provide services to us through each such vesting date. With respect to the remaining 289,804 shares subject to the stock purchase right, 50% of the shares vested upon achievement of a milestone related to clinical development, and 1/24th of the shares vest monthly thereafter, subject to Dr. Beddingfield continuing to provide services to us through each such vesting date. In May 2016, Dr. Beddingfield exercised all of his stock purchase rights and purchased restricted stock that vests on the same schedule as the stock purchase rights by providing a promissory note to us in the amount of $1,299,977.20. The principal and interest of the promissory note will be forgiven by our board of directors in 2017. In the event of a change in control, the vesting of Dr. Beddingfield’s outstanding equity awards will accelerate in respect of all shares subject thereto except for the lesser of (i) 6/48ths of the original number of shares subject to the award or (ii) the shares remaining unvested as of the date of the change in control. Such unvested portion shall vest in substantially equal increments on each of the first six monthly anniversaries of the change in control, subject to Dr. Beddingfield’s continued employment on each applicable vesting date.

In January 2016, our board of directors granted Ms. Stroehmann the right to purchase 525,786 shares of our common stock for a purchase price of $0.40 per share, which the board determined was the fair market value on the date of grant. With respect to shares subject to the stock purchase right, 1/4th of the shares vested on January 7, 2017, and 1/48th of the shares vest monthly thereafter, subject to Ms. Stroehmann continuing to provide services to us through each such vesting date. In April 2016, Ms. Stroehmann exercised all of her stock purchase rights and purchased restricted stock that vests on the same schedule as the stock purchase rights. In the event Ms. Stroehmann holds any unvested equity awards as of the six-month anniversary of a change in control, such awards will vest in full as of the date of such six-month anniversary.

In January 2016, our board of directors granted Dr. Lizzul the right to purchase 496,806 shares of our common stock for a purchase price of $0.40 per share, which the board determined was the fair market value on the date of grant. With respect to shares subject to the stock purchase right, 1/4th of the shares vested on January 9, 2017, and 1/48th of the shares vest monthly thereafter, subject to Dr. Lizzul continuing to provide services to us through each such vesting date. In April 2016, Dr. Lizzul exercised all of his stock purchase rights and purchased restricted stock that vests on the same schedule as the stock purchase rights. In the event Dr. Lizzul holds any unvested equity awards as of the six-month anniversary of a change in control, such awards will vest in full as of the date of such six-month anniversary.

In October 2016, our board of directors granted an option to purchase 168,271 shares of our common stock to Dr. Harris for an exercise price of $0.40 per share, which the board determined was the fair market value on the date of grant. The option vests and becomes exercisable as to 1/4th of the underlying shares on October 5, 2017, and monthly thereafter as to 1/48th of the shares subject to the option such that 100% of the shares subject to the option will be vested and exercisable on October 5, 2020, subject to Dr. Harris continuing to provide services to us through such vesting date.

Change in Control and Severance Provisions

Dr. Beddingfield. Under Dr. Beddingfield’s employment agreement, in the event Dr. Beddingfield’s employment with us is terminated for any reason other than “cause” (as defined below) or he resigns his employment for “good reason” (as defined below), and Dr. Beddingfield executes and does not revoke a general release of claims in favor of us, then Dr. Beddingfield will receive the following: (i) continued payment of his base salary for that number of months calculated as the lesser of (x) 12 months or (y) the sum of six and that number of full years of service with the Company (such period, the “severance period”), payable in accordance with the Company’s regular payroll procedures; (ii) continued health benefits pursuant to COBRA for the severance period or until he becomes eligible for comparable replacement coverage; and (iii) any stock options or restricted stock awards held by Dr. Beddingfield will become vested and if applicable, exercisable with respect to that number of shares of Company common stock that would have vested if Dr. Beddingfield had remained employed during the severance period. In the event Dr. Beddingfield’s employment is terminated by us during the period commencing three months prior to and ending one year following a change in control, and Dr. Beddingfield executes and does not revoke a general release of claims in favor of us, then any unvested equity awards will become fully vested and, if applicable, exercisable, and all restrictions and rights of repurchase on such awards will lapse with respect to all of the shares of the Company’s common stock subject thereto. In addition, Dr. Beddingfield’s equity awards will be subject to certain acceleration in the event of a change in control, as described above under the section “2016 Equity Award Grants.”

Dr. Harris. Under Dr. Harris’s employment agreement, in the event Dr. Harris’s employment with us is terminated for any reason other than “cause” (as defined below), disability or death, or he resigns his employment for “good reason” (as defined below), and Dr. Harris executes and does not revoke a general release of claims in favor of us, then Dr. Harris will receive a lump sum severance payment equal to three months of Dr. Harris’s base salary. In the event Dr. Harris’s employment with us is terminated by us in connection with or after a change in control, and Dr. Harris executes and does not revoke a general release of claims in favor of us, then Dr. Harris will receive a lump sum severance payment equal to twelve months of his base salary. In addition, Dr. Harris’s equity awards will be subject to certain acceleration in the event of a change in control, as described above under the section “2016 Equity Award Grants.”

Ms. Stroehmann. Under Ms. Stroehmann’s employment agreement, in the event Ms. Stroehmann’s employment with us is terminated for any reason other than “cause” (as defined below), or she resigns her employment for “good reason” (as defined below), and Ms. Stroehmann executes and does not revoke a general release of claims in favor of us, then Ms. Stroehmann will receive the following benefits: (i) continued payment of her base salary for the number of months equal to the sum of (x) three months and (y) the product of two weeks and the number of Ms. Stroehmann’s full years of service to the Company, provided that the sum shall not exceed six months of Ms. Stroehmann’s base salary (such period, the “severance period”), payable in accordance with the Company’s regular payroll procedures; (ii) continued healthcare benefits pursuant to COBRA for the severance period or until she becomes eligible for comparable replacement coverage; and (iii) any stock options or restricted stock awards held by Ms. Stroehmann will become vested and if applicable, exercisable with respect to that number of shares of Company common stock that would have vested if Ms. Stroehmann had remained employed during the severance period. In the event Ms. Stroehmann’s employment with us is terminated by us during the period commencing three months prior to and ending one year following a change in control, and Ms. Stroehmann executes and does not revoke a general release of claims in favor of us, then any unvested equity awards will become fully vested and, if applicable, exercisable, and cause all restrictions and rights of repurchase on such awards to lapse with respect to all of the shares of the Company’s common stock subject thereto. In addition, Ms. Stroehmann’s equity awards will be subject to certain acceleration in the event of a change in control, as described above under the section “2016 Equity Award Grants.”

Dr. Lizzul. Under Dr. Lizzul’s employment agreement, in the event Dr. Lizzul’s employment with us is terminated for any reason other than “cause” (as defined below), or he resigns his employment for “good reason” (as defined below), and Dr. Lizzul executes and does not revoke a general release of claims in favor of us, then Dr. Lizzul will receive the following benefits: (i) continued payment of his base salary for the number of months equal to the sum of (x) three months and (y) the product of two weeks and the number of Dr. Lizzul’s full years of service to the Company, provided that the sum shall not exceed six months of Dr. Lizzul’s base salary (such period, the “severance period”), payable in accordance with the Company’s regular payroll procedures; (ii) continued healthcare benefits pursuant to COBRA for the severance period or until he becomes eligible for comparable replacement coverage; and (iii) any stock options or restricted stock awards held by Dr. Lizzul will become vested and if applicable, exercisable with respect to that number of shares of Company common stock that would have vested if Dr. Lizzul had remained employed during the severance period. In the event Dr. Lizzul’s employment with us is terminated by us during the period commencing three months prior to and ending one year following a change in control, and Dr. Lizzul executes and does not revoke a general release of claims in favor of us, then any unvested equity awards will become fully vested and, if applicable, exercisable, and cause all restrictions and rights of repurchase on such awards to lapse with respect to all of the shares of the Company’s common stock subject thereto. In addition, Dr. Lizzul’s equity awards will be subject to certain acceleration in the event of a change in control, as described above under the section “2016 Equity Award Grants.”

Definitions. For purposes of the employment agreements of Drs. Beddingfield and Lizzul and Ms. Stroehmann, “cause” means (i) the executive’s material violation of any applicable material law or regulation respecting the business of the Company; (ii) the executive’s conviction of, or plea of nolo contendere to, a felony or other crime involving moral turpitude; (iii) any act of dishonesty, fraud, or misrepresentation in relation to the executive’s duties to the Company which act is materially and demonstrably injurious to the Company; (iv) the executive’s willful and repeated failure to perform in any material respect the executive’s duties hereunder after 15 days’ notice and an opportunity to cure such failure and a reasonable opportunity to present to the Board the executive’s position regarding any dispute relating to the existence of such failure (other than on account of disability); (v) the executive’s failure to attempt in good faith to implement a clear and reasonable directive from the CEO (or the Board in the case of Dr. Beddingfield) or to comply with any of the Company’s policies and procedures which failure is either material or occurs after written notice from the Board; (vi) any act of gross misconduct which is materially and demonstrably injurious to the Company; or (vii) the executive’s breach of fiduciary duty owed to the Company.

For purposes of Dr. Harris’s employment agreement, “cause” means (i) an act of dishonesty made by Dr. Harris in connection with Dr. Harris’s responsibilities as an employee, (ii) Dr. Harris’s conviction of, or plea of nolo contendere to, a felony or any crime involving fraud, embezzlement or any other act of moral turpitude, (iii) Dr. Harris’s gross misconduct, (iv) Dr. Harris’s unauthorized use or disclosure of any proprietary information or trade secrets of the Company or any other party to whom Dr. Harris owes an obligation of nondisclosure as a result of Dr. Harris’s relationship with the Company, (v) Dr. Harris’s willful breach of any obligations under any written agreement or covenant with the Company, or (vi) Dr. Harris’s continued failure to perform his employment duties after he has received a written demand of performance from the Company which specifically sets forth the factual basis for the Company’s belief that he has not substantially performed his duties and has failed to cure such non-performance to the Company’s satisfaction within 10 business days after receiving such notice.

For purposes of the employment agreements of Drs. Beddingfield and Lizzul and Ms. Stroehmann, “good reason” means (i) the material reduction of the executive’s base compensation, (ii) the material reduction of the executive’s duties and responsibilities as set forth herein (including status, offices and reporting requirements, including without limitation a requirement to report to any person or entity other than the CEO (or the Board in the case of Dr. Beddingfield), (iii) the Company’s material breach of the executive’s employment agreement, or (iv) the relocation of the executive’s principal place of employment that increases the executive’s one-way commute by more than 35 miles, provided, that, in each case, the executive will not be deemed to have good reason unless (i) the executive first provides the CEO (or the Board in the case of Dr. Beddingfield) with written notice of the condition giving rise to good reason within 30 days of its initial occurrence, (ii) the Company or the successor company fails to cure such condition within 30 days after receiving such written notice (the “Cure Period”), and (iii) the executive’s resignation based on such good reason is effective within thirty (30) days after the expiration of the Cure Period.

For purposes of Dr. Harris’s employment agreement, “good reason” means Dr. Harris’s resignation within 30 days following the expiration of any Company cure period following the occurrence of the following: (i) a material diminution in Dr. Harris’s authority, duties or responsibilities, including a change in reporting relationship such that Dr. Harris no longer reports to the Company’s CEO, either before or after a change in control, or (ii) a material change in geographic location of Dr. Harris’s primary work facility or employment location including a change of greater than 50 miles from the Company’s current headquarters. Dr. Harris will not resign for good reason without first providing the Company with written notice of the acts or omissions constituting the grounds for good reason within 90 days of the initial existence of the grounds for “good reason” and a reasonable cure period of not less than 30 days following the date of such notice.

Terms and Conditions of New Employment Agreements

In connection with this offering, we expect to enter into new employment agreements with each of our named executive officers, which will supersede in their entirety our named executive officers’ prior employment arrangements with us. The terms and conditions of these employment agreements are described below.

Dr. Beddingfield. Under Dr. Beddingfield’s new employment agreement, his annual base salary will be $            , and his annual target bonus will be         % of his base salary.

Dr. Beddingfield’s new employment agreement provides that in the event Dr. Beddingfield’s employment is terminated by us for any reason other than “cause” (as defined below) or he resigns for “good reason” (as defined below) or his employment is terminated due to death or disability (each, a “Qualifying Termination”), in each case, other than during the period commencing three months prior to and ending 12 months following a change in control (the “Change in Control Period”), and Dr. Beddingfield timely executes and does not revoke a general release of claims in favor of us, then Dr. Beddingfield will receive the following: (i) a severance payment equal to 12 months of his base salary, payable in a lump sum, and (ii) continued health benefits pursuant to COBRA for 12 months following termination or until he becomes eligible for comparable replacement coverage.

Dr. Beddingfield’s new employment agreement also provides that in the event Dr. Beddingfield experiences a Qualifying Termination during a Change in Control Period, and Dr. Beddingfield timely executes and does not revoke a general release of claims in favor of us, then Dr. Beddingfield will receive the following: (i) a severance payment equal to the sum of (A) 18 months of his base salary, (B) his target annual bonus and (C) his target annual bonus, prorated for his partial service in the year of termination, payable in a lump sum, (ii) continued health benefits pursuant to COBRA for 18 months following termination or until he becomes eligible for comparable replacement coverage, and (iii) full acceleration of the vesting of all of his outstanding equity awards.

Under Dr. Beddingfield’s new employment agreement, in the event of a change in control, each of his equity awards granted on or after the effective date of the employment agreement will vest with respect to 50% of the then-unvested shares subject to the award immediately prior to the change in control, and the remaining shares will vest in accordance with their original vesting schedules, subject to Dr. Beddingfield’s continued service, provided that any shares that remain unvested as of the first anniversary of the change in control will vest in full on such date, subject to Dr. Beddingfield’s continued service on such date. In addition, in the event of a change in control, each of Dr. Beddingfield’s equity awards granted prior the effective date of the employment agreement will accelerate with respect to all shares except the lesser of (i) 6/48ths of the original number of shares underlying the awards or (ii) the then-unvested shares underlying the awards, and the remaining unvested shares will vest in substantially equal installments on each of the first six monthly anniversaries of the change in control, subject to Dr. Beddingfield’s continued service.

Drs. Harris and Lizzul and Ms. Stroehmann. Under their new employment agreements, the annual base salaries of Drs. Harris and Lizzul and Ms. Stroehmann will be $            , $            , and $            , respectively, and their target annual bonuses will be         %,         % ,         % of their base salaries, respectively.

Each executive’s new employment agreement provides that in the event the executive experiences a Qualifying Termination other than during a Change in Control Period, and the executive timely executes and does not revoke a general release of claims in favor of us, then the executive will receive the following: (i) a severance payment equal to six months of the executive’s base salary, payable in a lump sum, and (ii) continued health benefits pursuant to COBRA for six months following termination or until the executive becomes eligible for comparable replacement coverage.

Each executive’s new employment agreement also provides that in the event the executive experiences a Qualifying Termination during a Change in Control Period, and the executive timely executes and does not revoke a general release of claims in favor of us, then the executive will receive the following: (i) a severance payment equal to the sum of (A) 12 months of the executive’s base salary, (B) the executive’s target annual bonus and (C) the executive’s target annual bonus, prorated for the executive’s partial service in the year of termination, payable in a lump sum, (ii) continued health benefits pursuant to COBRA for 12 months following termination or until the executive becomes eligible for comparable replacement coverage, and (iii) full acceleration of vesting for all of the executive’s outstanding equity awards.

Under Dr. Lizzul’s and Ms. Stroehmann’s new employment agreements, in the event of a change in control, each of the executive’s equity awards granted on or after the effective date of the employment agreement will vest with respect to 50% of the then-unvested shares subject to the award immediately prior to the change in control, and the remaining shares will vest in accordance with their original vesting schedules, subject to the executive’s continued service, provided that any shares that remain unvested as of the first anniversary of the change in control will vest in full on such date, subject to the executive’s continued service on such date. In addition, in the event of a change in control, each of the executive’s equity awards granted prior the effective date of the employment agreement will continue to vest in accordance with their original vesting schedules, subject to the executive’s continued service, provided that any shares that remain unvested as of the six-month anniversary of the change in control will vest in full, subject to the executive’s continued service on such date. Under Dr. Harris’s new employment agreement, in the event of a change in control, each of the executive’s equity awards will vest with respect to 50% of the then-unvested shares subject to the award immediately prior to the change in control, and the remaining shares will vest in accordance with their original vesting schedules, subject to the executive’s continued service, provided that any shares that remain unvested as of the first anniversary of the change in control will vest in full, subject to the executive’s continued service on such date.

Definitions. For purposes of the new employment agreements with our named executive officers, “cause” means (i) the executive’s willful or reckless violation of any applicable material law or regulation respecting the business of the Company; (ii) the executive’s conviction of, or plea of nolo contendere to, a non-vehicular felony or other crime involving moral turpitude; (iii) any act of dishonesty, fraud, or misrepresentation in relation to the executive’s duties to the Company which act is materially and demonstrably injurious to the Company; (iv) the executive’s willful and repeated failure to perform in any material respect executive’s duties; (v) the executive’s failure to attempt in good faith to implement a clear and reasonable directive from the CEO (or the board of directors, in the case of Dr. Beddingfield) or to comply with any of the Company’s policies and procedures which failure is either material or occurs after written notice from the board of directors; (vi) any act of gross misconduct which is materially and demonstrably injurious to the Company; or (vii) the executive’s breach of fiduciary duty owed to the Company; provided that in the cases of (iv)-(vii), the executive is given written notice within fifteen (15) days’ notice of the occurrence and an opportunity to cure any such failure that is subject to cure, including a reasonable opportunity to present to the board of directors the executive’s position regarding any dispute relating to the existence of such failure (other than on account of disability).

For purposes of the new employment agreements with our named executive officers, “good reason” means any one of the following: (i) the material reduction of the executive’s base compensation or bonus target, (ii) the material reduction of the executive’s duties and responsibilities as set forth herein (including material reduction in status, material reduction in offices and/or a requirement to report to any person or entity other than the CEO (or the board of directors, in the case of Dr. Beddingfield) of the Company, or following a change in control, the ultimate parent company of the surviving entity in such change in control that has at least one class of publicly traded securities listed on a national stock exchange) (iii) the Company’s material breach of the employment agreement, or (iv) the relocation of the executive’s principal place of employment that increases the executive’s one-way commute by more than thirty-five (35) miles, provided, that, in each case, the executive will not be deemed to have good reason unless (i) the executive first provides the CEO (or the board of directors, in the case of Dr. Beddingfield) with written notice of the condition giving rise to good reason within thirty (30) days of its initial occurrence, (ii) the Company or the successor company fails to cure such condition within thirty (30) days after receiving such written notice, and (iii) the executive’s resignation based on such good reason is effective within thirty (30) days after the expiration of such cure period.

Terms and Conditions of 401(k) Plan

Our U.S. eligible employees, including our NEOs, participate in our 401(k) Plan. Enrollment in the 401(k) Plan is automatic for employees who meet eligibility requirements unless they decline participation. The 401(k) plan is intended to qualify under Section 401(k) of the Internal Revenue Service Code of 1986, as amended, or the Code, so that contributions to the 401(k) plan by employees or by us, and the investment earnings thereon, are not taxable to the employees until withdrawn from the 401(k) plan, and so that contributions by us, if any, will be deductible by us when made. Under the 401(k) plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and to have the amount of such reduction contributed to the 401(k) plan.

Employee Benefits and Perquisites

All of our full-time employees, including our NEOs, are eligible to participate in our health and welfare plans, including medical, dental and vision benefits, medical and dependent care flexible spending accounts, short-term and long-term disability insurance and life insurance. We do not provide our NEOs with perquisites or other personal benefits, other than the retirement, health and welfare benefits that apply uniformly to all of our employees.

Equity Compensation Plans

2017 Incentive Award Plan

We have adopted the 2017 Incentive Award Plan, or 2017 Plan, which will be effective on the day prior to the first public trading date of our common stock. The principal purpose of the 2017 Plan is to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards. The material terms of the 2017 Plan, as it is currently contemplated, are summarized below.

Share Reserve. Under the 2017 Plan,                  shares of our common stock will be initially reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock appreciation rights, or SARs, restricted stock awards, restricted stock unit awards and other stock-based awards, plus the number of shares remaining available for future awards under the 2010 Equity Incentive Plan, as amended, or 2010 Plan, as of the effective date of the 2017 Plan. The number of shares initially reserved for issuance or transfer pursuant to awards under the 2017 Plan will be increased by (i) the number of shares represented by awards outstanding under our 2010 Plan that are forfeited or lapse unexercised and which following the effective date are not issued under our 2010 Plan and (ii) an annual increase on the first day of each fiscal year beginning in 2018 and ending in 2027, equal to the lesser of (A) 4% of the shares of stock outstanding (on an as converted basis) on the last day of the immediately preceding fiscal year and (B) such smaller number of shares of stock as determined by our board of directors; provided, however, that no more than                  shares of stock may be issued upon the exercise of incentive stock options.

The following counting provisions will be in effect for the share reserve under the 2017 Plan:

•	to the extent that an award terminates, expires or lapses for any reason or an award is settled in cash without the delivery of shares, any shares subject to the award at such time will be available for future grants under the 2017 Plan;

•	to the extent shares are tendered or withheld to satisfy the grant, exercise price or tax withholding obligation with respect to any award under the 2017 Plan, such tendered or withheld shares will be available for future grants under the 2017 Plan;

•	to the extent shares subject to stock appreciation rights are not issued in connection with the stock settlement of stock appreciation rights on exercise thereof, such shares will be available for future grants under the 2017 Plan;

•	to the extent that shares of our common stock are repurchased by us prior to vesting so that shares are returned to us, such shares will be available for future grants under the 2017 Plan;

•	the payment of dividend equivalents in cash in conjunction with any outstanding awards will not be counted against the shares available for issuance under the 2017 Plan; and

•	to the extent permitted by applicable law or any exchange rule, shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by us or any of our subsidiaries will not be counted against the shares available for issuance under the 2017 Plan.

Administration. The compensation committee of our board of directors is expected to administer the 2017 Plan unless our board of directors assumes authority for administration. The compensation committee must consist of at least three members of our board of directors, each of whom is intended to qualify as an “outside director,” within the meaning of Section 162(m) of the Code, a “non-employee director” for purposes of Rule 16b-3 under the Exchange Act and an “independent director” within the meaning of the rules of the applicable stock exchange, or other principal securities market on which shares of our common stock are traded. The 2017 Plan provides that the board or compensation committee may delegate its authority to grant awards to employees other than executive officers and certain senior executives of the company to a committee consisting of one or more members of our board of directors or one or more of our officers, other than awards made to our non-employee directors, which must be approved by our full board of directors.

Subject to the terms and conditions of the 2017 Plan, the administrator has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2017 Plan. The administrator is also authorized to adopt, amend or rescind rules relating to administration of the 2017 Plan. Our board of directors may at any time remove the compensation committee as the administrator and revest in itself the authority to administer the 2017 Plan. The full board of directors will administer the 2017 Plan with respect to awards to non-employee directors.

Eligibility. Options, SARs, restricted stock and all other stock-based and cash-based awards under the 2017 Plan may be granted to individuals who are then our officers, employees or consultants or are the officers, employees or consultants of certain of our subsidiaries. Such awards also may be granted to our directors. Only employees of our company or certain of our subsidiaries may be granted incentive stock options, or ISOs.

Awards. The 2017 Plan provides that the administrator may grant or issue stock options, SARs, restricted stock, restricted stock units, other stock- or cash-based awards and dividend equivalents, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

•	Nonstatutory Stock Options, or NSOs, will provide for the right to purchase shares of our common stock at a specified price which may not be less than fair market value on the date of grant, and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of corporate performance targets and individual performance targets established by the administrator. NSOs may be granted for any term specified by the administrator that does not exceed ten years.

•	Incentive Stock Options, or ISOs, will be designed in a manner intended to comply with the provisions of Section 422 of the Code and will be subject to specified restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, and must not be exercisable after a period of ten years measured from the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2017 Plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must not be exercisable after a period of five years measured from the date of grant.

•	Restricted Stock may be granted to any eligible individual and made subject to such restrictions as may be determined by the administrator. Restricted stock, typically, may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions on vesting are not met. In general, restricted stock may not be sold or otherwise transferred until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse, however, extraordinary dividends will generally be placed in escrow, and will not be released until restrictions are removed or expire.

•	Restricted Stock Units may be awarded to any eligible individual, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Like restricted stock, restricted stock units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted stock, stock underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

•	Stock Appreciation Rights, or SARs, may be granted in connection with stock options or other awards, or separately. SARs granted in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of our common stock over a set exercise price. The exercise price of any SAR granted under the 2017 Plan must be at least 100% of the fair market value of a share of our common stock on the date of grant. Except as required by Section 162(m) of the Code with respect to a SAR intended to qualify as performance-based compensation as described in Section 162(m) of the Code, there are no restrictions specified in the 2017 Plan on the exercise of SARs or the amount of gain realizable therefrom, although restrictions may be imposed by the administrator in the SAR agreements. SARs under the 2017 Plan will be settled in cash or shares of our common stock, or in a combination of both, at the election of the administrator.

•	Other Stock or Cash Based Awards are awards of cash, fully vested shares of our common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our common stock. Other stock or cash based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. The plan administrator will determine the terms and conditions of other stock or cash based awards, which may include vesting conditions based on continued service, performance and/or other conditions.

•	Dividend Equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of dividend payments dates during the period between a specified date and the date such award terminates or expires, as determined by the plan administrator. In addition, dividend equivalents with respect to shares covered by a performance award will only be paid to the participant at the same time or times and to the same extent that the vesting conditions, if any, are subsequently satisfied and the performance award vests with respect to such shares.

Any award may be granted as a performance award, meaning that the award will be subject to vesting and/or payment based on the attainment of specified performance goals. The plan administrator will determine whether performance awards are intended to constitute “qualified performance-based compensation” within the meaning of Section 162(m).

Change in Control. In the event of a change in control, unless the plan administrator elects to terminate an award in exchange for cash, rights or other property, or cause an award to accelerate in full prior to the change in control, such award will continue in effect or be assumed or substituted by the acquirer, provided that any performance-based portion of the award will be subject to the terms and conditions of the applicable award agreement. In the event the acquirer refuses to assume or replace awards granted, prior to the consummation of such transaction, awards issued under the 2017 Plan will be subject to accelerated vesting such that 100% of such awards will become vested and exercisable or payable, as applicable. The administrator may also make appropriate adjustments to awards under the 2017 Plan and is authorized to provide for the acceleration, cash-out, termination, assumption, substitution or conversion of such awards in the event of a change in control or certain other unusual or nonrecurring events or transactions. Under the 2017 Plan, a change in control is generally defined as:

•	the transfer or exchange in a single transaction or series of related transactions by our stockholders of more than 50% of our voting stock to a person or group;

•	a change in the composition of our board of directors such that incumbent directors cease to constitute a majority of the board;

•	the consummation of a merger, consolidation reorganization or business combination, a sale or disposition of all or substantially all of the Company’s assets or the acquisition of assets or stock of another entity, other than a transaction (i) that results in our outstanding voting securities immediately before the transaction continuing to represent a majority of the voting power of the acquiring company’s outstanding voting securities and (ii) after which no person or group beneficially owns 50% or more of the outstanding voting securities of the surviving entity immediately after the transaction and (iii) after which at least a majority of the board of the successor entities were board members at the time of the approval of the transaction; or

•	our liquidation or dissolution.

Adjustments of Awards. In the event of any stock dividend or other distribution, stock split, reverse stock split, reorganization, combination or exchange of shares, merger, consolidation, split-up, spin-off, recapitalization, repurchase or any other corporate event affecting the number of outstanding shares of our common stock or the share price of our common stock that would require adjustments to the 2017 Plan or any awards under the 2017 Plan in order to prevent the dilution or enlargement of the potential benefits intended to be made available thereunder, the administrator will make appropriate, proportionate adjustments to:

•	the aggregate number and type of shares subject to the 2017 Plan;

•	the number and kind of shares subject to outstanding awards and terms and conditions of outstanding awards (including, without limitation, any applicable performance targets or criteria with respect to such awards); and

•	the grant or exercise price per share of any outstanding awards under the 2017 Plan.

Amendment and Termination. The administrator may terminate, amend or modify the 2017 Plan at any time and from time to time. However, we must generally obtain stockholder approval to the extent required by applicable law, rule or regulation (including any applicable stock exchange rule).

Notwithstanding the foregoing, an option may be amended to reduce the per share exercise price below the per share exercise price of such option on the grant date and options may be granted in exchange for, or in connection with, the cancellation or surrender of options having a higher per share exercise price without receiving additional stockholder approval.

Termination. The board of directors may terminate the 2017 Plan at any time. No incentive stock options may be granted pursuant to the 2017 Plan after the tenth anniversary of the effective date of the 2017 Plan, and no additional annual share increases to the 2017 Plan’s aggregate share limit will occur from and after such anniversary. Any award that is outstanding on the termination date of the 2017 Plan will remain in force according to the terms of the 2017 Plan and the applicable award agreement.

We intend to file with the SEC a registration statement on Form S-8 covering the shares of our common stock issuable under the 2017 Plan.

2010 Equity Incentive Plan

Our board of directors adopted, and our stockholders approved, the 2010 Plan effective as of October 8, 2010, which was subsequently amended on February 5, 2013, June 20, 2013, September 18, 2013, December 31, 2014, February 9, 2016 and April 12, 2017 to increase the number of shares issuable under the 2010 Plan. The 2010 Plan provided for the grant of ISOs, NSOs, SARs, restricted stock, and restricted stock units. As of May 31, 2017, options to purchase 3,631,332 shares of our common stock at a weighted-average exercise price per share of $0.48 and 4,418,389 shares of our common stock subject to restricted stock or restricted stock purchase awards remained outstanding under the 2010 Plan. Following this offering and in connection with the effectiveness of our 2017 Plan, the 2010 Plan will terminate and no further awards will be granted under the 2010 Plan. However, all outstanding awards will continue to be governed by their existing terms.

Administration. Our board of directors, or a committee thereof appointed by our board of directors, has the authority to administer the 2010 Plan and the awards granted under it. The administrator has the authority to select the employees to whom awards will be granted under the 2010 Plan, the number of shares to be subject to those awards under the 2010 Plan, and the terms and conditions of the awards granted. In addition, the administrator has the authority to construe and interpret the 2010 Plan and to adopt rules for the administration, interpretation and application of the 2010 Plan that are consistent with the terms of the 2010 Plan.

Awards. The 2010 Plan provides that the administrator may grant or issue options, including ISOs and NSOs, SARs, restricted stock and restricted stock units to employees, consultants and directors; provided that only employees may be granted incentive stock options. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award, including any performance conditions that may be specified by the administrator.

•	Stock Options. The 2010 Plan provides for the grant of ISOs under the federal tax laws or NSOs. ISOs may be granted only to employees. NSOs may be granted to employees, directors or consultants. The exercise price of ISOs granted to employees who at the time of grant own stock representing more than 10% of the voting power of all classes of our common stock may not be less than 110% of the fair market value per share of our common stock on the date of grant, and the exercise price of ISOs granted to any other employees may not be less than 100% of the fair market value per share of our common stock on the date of grant. The exercise price of NSOs to employees, directors or consultants may not be less than 100% of the fair market value per share of our common stock on the date of grant. Shares subject to options under the 2010 Plan generally vest in a series of installments over an optionee’s period of service.

•	Stock Appreciation Rights. The 2010 Plan provides that we may issue SARs. Each SAR will be governed by a stock appreciation right agreement and may be granted in connection with stock options or other awards, or separately. SARs granted in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of our common stock over a set exercise price.

•	Restricted Stock Awards. The 2010 Plan provides that we may issue restricted stock awards. Each restricted stock award will be governed by a restricted stock award agreement, which will details the restrictions on transferability, risk of forfeiture and other restrictions the administrator approves. In general, restricted stock may not be sold, transferred, pledged, hypothecated, margined or otherwise encumbered until restrictions are removed or expire. Holders of restricted stock, unlike recipients of other equity awards, will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse.

•

Restricted Stock Units. The 2010 Plan provides that we may issue restricted stock unit awards which may be settled in either cash of common stock. Each restricted stock unit award will be governed by a restricted stock unit award agreement and may be awarded to any eligible individual, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Like restricted stock, restricted stock units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted stock, stock underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or, unless otherwise determined by the administrator, dividend rights prior to the time when vesting conditions are satisfied, except dividend equivalents may be credited in respect of shares of common stock.

Adjustments of Awards. In the event of any stock dividend or other distribution, stock split, reverse stock split, reorganization, combination or exchange of shares, merger, consolidation, split-up, spin-off, recapitalization, repurchase or any other corporate event affecting the number of outstanding shares of our common stock or the share price of our common stock that would require adjustments to the 2010 Plan or any awards under the 2010 Plan in order to prevent the dilution or enlargement of the potential benefits intended to be made available thereunder, the administrator will make appropriate, proportionate adjustments to:

•	the aggregate number and type of shares subject to the 2010 Plan;

•	the number and kind of shares subject to outstanding awards and terms and conditions of outstanding awards (including, without limitation, any applicable performance targets or criteria with respect to such awards); and

•	the grant or exercise price per share of any outstanding awards under the 2010 Plan.

Change in Control. In the event of a change in control, the administrator has discretion to determine the treatment of each outstanding award, and may provide that the awards will be assumed or substituted, that the awards will terminate or accelerate in full immediately prior to the change in control or that awards will terminate in exchange for cash or other property. In addition, in the event of a change in control where the acquirer does not assume or replace awards granted, prior to the consummation of such transaction, awards issued under the 2010 Plan will be subject to accelerated vesting such that 100% of such awards will become vested and exercisable or payable, as applicable.

Amendment; Termination. Our board of directors may amend or terminate the 2010 Plan or any portion thereof at any time, but no amendment will impair the rights of a holder of an outstanding award without the holder’s consent. An amendment of the 2010 Plan shall be subject to the approval of our stockholders, where such approval by our stockholders of an amendment is required by applicable law. Following this offering and in connection with the effectiveness of our 2017 Plan, the 2010 Plan will terminate and no further awards will be granted under the 2010 Plan.

We intend to file with the SEC a registration statement on Form S-8 covering our shares of common stock issuable under the 2010 Plan.

2017 Employee Stock Purchase Plan

We have adopted the 2017 Employee Stock Purchase Plan, which we refer to as our ESPP, which will be effective upon the day prior to the effectiveness of the registration statement to which this prospectus relates. The ESPP is designed to allow our eligible employees to purchase shares of our common stock, at semi-annual intervals, with their accumulated payroll deductions. The ESPP is intended to qualify under Section 423 of the Code. The material terms of the ESPP are summarized below.

Administration. Subject to the terms and conditions of the ESPP, our compensation committee will administer the ESPP. Our compensation committee can delegate administrative tasks under the ESPP to the services of an agent and/or employees to assist in the administration of the ESPP. The administrator will have the discretionary authority to administer and interpret the ESPP. Interpretations and constructions of the administrator of any provision of the ESPP or of any rights thereunder will be conclusive and binding on all persons. We will bear all expenses and liabilities incurred by the ESPP administrator.

Share Reserve. The maximum number of our shares of our common stock which will be authorized for sale under the ESPP is equal to the sum of (a)            shares of common stock and (b) an annual increase on the first day of each year beginning in 2018 and ending in 2027, equal to the lesser of (i) 1% of the shares of common stock outstanding (on an as converted basis) on the last day of the immediately preceding fiscal year and (ii) such number of shares of common stock as determined by our board of directors; provided, however, no more than                  shares of our common stock may be issued under the ESPP. The shares reserved for issuance under the ESPP may be authorized but unissued shares or reacquired shares.

Eligibility. Employees eligible to participate in the ESPP for a given offering period generally include employees who are employed by us or one of our subsidiaries on the first day of the offering period, or the enrollment date. Our employees (and, if applicable, any employees of our subsidiaries) who customarily work less than five months in a calendar year or are customarily scheduled to work less than 20 hours per week will not be eligible to participate in the ESPP. Finally, an employee who owns (or is deemed to own through attribution) 5% or more of the combined voting power or value of all our classes of stock or of one of our subsidiaries will not be allowed to participate in the ESPP.

Participation. Employees will enroll under the ESPP by completing a payroll deduction form permitting the deduction from their compensation of at least 1% of their compensation but not more than 15% of their compensation. Such payroll deductions may be expressed as either a whole number percentage or a fixed dollar amount, and the accumulated deductions will be applied to the purchase of shares on each purchase date. However, a participant may not purchase more than 3,000 shares in each offering period and may not subscribe for more than $25,000 in fair market value of shares of our common stock (determined at the time the option is granted) during any calendar year. The ESPP administrator has the authority to change these limitations for any subsequent offering period.

Offering. Under the ESPP, participants are offered the option to purchase shares of our common stock at a discount during a series of successive offering periods, the duration and timing of which will be determined by the ESPP administrator. However, in no event may an offering period be longer than 27 months in length.

The option purchase price will be the lower of 85% of the closing trading price per share of our common stock on the first trading date of an offering period in which a participant is enrolled or 85% of the closing trading price per share on the purchase date, which will occur on the last trading day of each offering period.

Unless a participant has previously canceled his or her participation in the ESPP before the purchase date, the participant will be deemed to have exercised his or her option in full as of each purchase date. Upon exercise, the participant will purchase the number of whole shares that his or her accumulated payroll deductions will buy at the option purchase price, subject to the participation limitations listed above.

A participant may cancel his or her payroll deduction authorization at any time prior to the end of the offering period. Upon cancellation, the participant will have the option to either (i) receive a refund of the participant’s account balance in cash without interest or (ii) exercise the participant’s option for the current offering period for the maximum number of shares of common stock on the applicable purchase date, with the remaining account balance refunded in cash without interest. Following at least one payroll deduction, a participant may also decrease (but not increase) his or her payroll deduction authorization once during any offering period. If a participant wants to increase or decrease the rate of payroll withholding, he or she may do so effective for the next offering period by submitting a new form before the offering period for which such change is to be effective.

A participant may not assign, transfer, pledge or otherwise dispose of (other than by will or the laws of descent and distribution) payroll deductions credited to a participant’s account or any rights to exercise an option or to receive shares of our common stock under the ESPP, and during a participant’s lifetime, options in the ESPP shall be exercisable only by such participant. Any such attempt at assignment, transfer, pledge or other disposition will not be given effect.

Adjustments upon Changes in Recapitalization, Dissolution, Liquidation, Merger or Asset Sale. In the event of any increase or decrease in the number of issued shares of our common stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the common stock, or any other increase or decrease in the number of shares of common stock effected without receipt of consideration by us, we will proportionately adjust the aggregate number of shares of our common stock offered under the ESPP, the number and price of shares which any participant has elected to purchase pursuant under the ESPP and the maximum number of shares which a participant may elect to purchase in any single offering period.

If there is a proposal to dissolve or liquidate us, then the ESPP will terminate immediately prior to the consummation of such proposed dissolution or liquidation, and any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our dissolution or liquidation. We will notify each participant of such change in writing at least 10 business days prior to the new exercise date. If we undergo a merger with or into another corporation or sale of all or substantially all of our assets, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or the parent or subsidiary of the successor corporation. If the successor corporation refuses to assume the outstanding options or substitute equivalent options, then any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our proposed sale or merger. We will notify each participant of such change in writing at least 10 business days prior to the new exercise date.

Amendment and Termination. Our board of directors may amend, suspend or terminate the ESPP at any time. However, the board of directors may not amend the ESPP without obtaining stockholder approval within 12 months before or after such amendment to the extent required by applicable laws.

We intend to file with the SEC a registration statement on Form S-8 covering the shares of our common stock issuable under the ESPP.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions since January 1, 2014 to which we have been a party, in which the amount involved exceeds $120,000, and in which any of our directors, executive officers or beneficial owners of more than 5% of our capital stock, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest.

Sales and Purchases of Securities

In October 2015, we completed the initial closing our Series A-3 Preferred Stock financing, or the Series A-3 Financing. In connection with the Series A-3 Financing, we renamed our outstanding shares of Series A Preferred Stock as Series A-1 Preferred Stock and our outstanding shares of Series B Preferred Stock as Series A-2 Preferred Stock. In this section of the prospectus, when we describe preferred stock transactions that occurred prior to the Series A-3 Financing, we refer to our preferred stock as Series A or Series B Preferred Stock, as applicable, and when we describe preferred stock transactions that occurred after the Series A-3 Financing, we refer to our preferred stock as Series A-1, Series A-2, Series A-3 or Series B Preferred Stock, as applicable.

Financings Prior to Our Series A-3 Preferred Stock Financing

In August 2014, we issued an aggregate of 2,623,317 shares of our Series B Preferred Stock at a price per share of $0.225 for aggregate proceeds to us of $590,246.33. As described under the heading “—Stock Repurchase” below, in October 2015, we reclassified these shares of Series B Preferred Stock as Series A-2 Preferred Stock. The table below sets forth the number of shares of Series B Preferred Stock sold to our directors, executive officers or beneficial owners of more than 5% of a class of our capital stock, or an affiliate or immediate family member thereof:

Name	Number of Shares of Series B Preferred Stock	Purchase Price ($)
Robert More (1)	284,900	$64,102.56
BioBrit, LLC (2)	284,900	$64,102.56
Nunatak Ventures, LLC (3)	284,900	$64,102.56
Greystoke Associates, LLC (4)	170,940	$38,461.56
Randall L. Harris (5)	171,795	$38,653.88
Ryan Harris (6)	170,940	$38,461.50
Jason Harris (7)	28,490	$6,410.25

(1)	Robert More is currently, and was at the time of the Series B Preferred Stock financing, a member of our board of directors.
(2)	BioBrit, LLC beneficially owned, in the aggregate, more than 5% of our outstanding capital stock at the time of the Series B Preferred Stock financing.
(3)	Jared Smith, who was a member of our board of directors at the time of the Series B Preferred Stock financing, is an affiliate of Nunatak Ventures, LLC.
(4)	Gregory Stokes, who was a member of our board of directors at the time of the Series B Preferred Stock financing, is an affiliate of Greystoke Associates, LLC.
(5)	L. Randall Harris is an immediate family member of Todd Harris, Ph.D., who is currently one of our executive officers and a member of our board of directors and was our Chief Executive Officer and a member of our board of directors at the time of the Series B Preferred Stock financing.
(6)	Ryan Harris is an immediate family member of Dr. Harris.
(7)	Jason Harris is an immediate family member of Dr. Harris.

In December 2014 and March, May and August 2015, we issued convertible promissory notes, or the Series A-3 Bridge Notes, in an aggregate principal amount of $13,500,000.00. Series A-3 Bridge Notes with an aggregate principal amount of $1,500,000 provided for an annual interest rate of 18% and matured on the one year anniversary of their respective issuance dates. Under the terms of the Series A-3 Bridge Notes, under certain circumstances, the unpaid principal of the Series A-3 Bridge Notes, including any accrued but unpaid interest thereon, would convert into preferred stock upon the closing of a future preferred stock financing that met specified criteria. Such conversion would be at a 20% discount to the per share price of the preferred stock sold in the financing. Series A-3 Bridge Notes with an aggregate principal amount of $12,000,000 provided for an annual interest rate of 2% and converted into shares of preferred stock on the same terms, but such conversion was not at a discount to the per share price of the Series A-3 Preferred Stock.

In October 2015, in connection with the Series A-3 Preferred Stock financing, $13,432,697.40 in outstanding principal due under the Series A-3 Bridge Notes, plus approximately $34,191.29 of accrued interest, converted into 11,423,704 shares of Series A-3 Preferred Stock at a rate of $0.968 per share. The table below sets forth the principal amount of the Series A-3 Bridge Notes and the number of shares of Series A-3 Preferred Stock issued to our directors, executive officers or beneficial owners of more than 5% of a class of our capital stock, or an affiliate or immediate family member thereof upon conversion of outstanding principal and unpaid, accrued interest under the Notes:

Name	Note Principal ($)	Number of Shares of Series A-3 Preferred Stock
ARCH Venture Fund VIII, L.P. and its affiliated funds (1)	$12,000,000.00	9,943,969
Ted Schwarz (2)	$300,000.00	309,852
BioBrit, LLC (3)	$186,951.54	193,089
Robert More (4)	$186,951.54	193,089
Nunatak Ventures, LLC (5)	$186,951.54	193,089
Greystoke Associates, LLC (6)	$112,170.99	115,854

(1)	ARCH Venture Fund VIII and its affiliated funds became beneficial owners of (in the aggregate) more than 5% of our outstanding capital stock upon conversion of the notes in the initial closing of the Series A-3 Preferred Stock financing.
(2)	Mr. Schwarz was our President at the time of the convertible promissory note financing and Series A-3 Preferred Stock financing.
(3)	BioBrit, LLC beneficially owned, in the aggregate, more than 5% of our outstanding capital stock at the time of the convertible promissory note financing.
(4)	Mr. More is currently, and was at the time of the convertible promissory note financing and Series A-3 Preferred Stock financing, a member of our board of directors.
(5)	Jared Smith, who was a member of our board of directors at the time of the convertible promissory note financing and immediately prior to the initial closing of the Series A-3 Preferred Stock financing, is an affiliate of Nunatak Ventures, LLC.
(6)	Gregory Stokes, who was a member of our board of directors at the time of the convertible promissory note financing and immediately prior to the initial closing of the Series A-3 Preferred Stock financing, is an affiliate of Greystoke Associates, LLC.

Series A-3 Preferred Stock Financing

In October 2015, we reclassified our shares of Series A Preferred Stock as Series A-1 Preferred Stock and our shares of Series B Preferred Stock as Series A-2 Preferred Stock. In connection with such reclassification, in October 2015, April 2016 and July 2016, we issued an aggregate of 27,230,744 shares of our Series A-3 Preferred Stock at a price per share of $1.2102 for aggregate proceeds to us of $33,063,564.39, exclusive of shares of Series A-3 Preferred Stock issued upon conversion of the Series A-3 Bridge Notes disclosed under the heading “—Financings Prior to Our Series A-3 Preferred Stock Financing” above. The table below sets forth the number of shares of Series A-3 Preferred Stock sold to our directors, executive officers or beneficial owners of more than 5% of a class of our capital stock, or an affiliate or immediate family member thereof (exclusive of shares of Series A-3 Preferred Stock issued upon conversion of the Series A-3 Bridge Notes):

Name	Number of Shares of Series A-3 Preferred Stock	Purchase Price ($)
Funds affiliated with Partner Fund Management, L.P. (1)	6,610,477	$7,999,999.29
ARCH Venture Fund VIII, L.P. and its affiliated funds (2)	8,263,095	$9,999,997.58
Venvest Biotech, LLC (3)	1,652,619	$1,999,999.52
Beddingfield Family Trust (3)	661,047	$799,999.08
Andalucia Ventures LLC (4)	206,577	$249,999.49
Diane M. Stroehmann (5)	165,261	$199,998.86
Beddingfield Children’s Trust fbo Catherine Sara Beddingfield (3)	82,630	$99,998.83
Beddingfield Children’s Trust fbo Claire Elizabeth Beddingfield (3)	82,630	$99,998.83

(1)	Funds affiliated with Partner Fund Management, L.P. became beneficial owners of (in the aggregate) more than 5% of our outstanding capital stock in connection with the Series A-3 Preferred Stock financing.
(2)	ARCH Venture Fund VIII and its affiliated funds became beneficial owners of (in the aggregate) more than 5% of our outstanding capital stock in connection with the Series A-3 Preferred Stock financing. Robert Nelsen and Kristina Burow, who are both members of our board of directors, are Managing Directors of ARCH Venture Partners, which is an affiliate of ARCH Venture Fund VIII, L.P. and its affiliated funds.
(3)	Frederick C. Beddingfield III, M.D., Ph.D., who is a member of our board of directors and our President and Chief Executive Officer, is an advisor to Venvest Biotech, LLC, and an affiliate of the Beddingfield Family Trust, Beddingfield Children’s Trust fbo Catherine Sara Beddingfield and Beddingfield Children’s Trust fbo Claire Elizabeth Beddingfield. Dr. Beddingfield has no voting or dispositive power over the shares held by Venvest Biotech, LLC, but has an economic interest in any gain associated with such shares.
(4)	Keith Leonard Jr., who is our Chairman, is an affiliate of Andalucia Ventures LLC.
(5)	Ms. Stroehmann is currently, and was at the time of the Series A-3 Preferred Stock financing, one of our executive officers.

Stock Repurchase

In October 2015, we repurchased an aggregate of 144,000 shares of our Series A-1 Preferred Stock at $1.22 per share for a total amount of $175,680.00, an aggregate of 2,490,361 shares of our Series A-2 Preferred Stock at $1.22 per share for a total amount of $3,038,240.42, and an aggregate of 3,411,559 shares of our common stock at $1.22 per share for a total amount of $4,162,101.98, in each case using proceeds from our Series A-3 Preferred Stock financing. The table below sets forth the number of shares of Series A-1 Preferred Stock, Series A-2 Preferred Stock and common stock purchased from our directors, executive officers or beneficial owners of more than 5% of a class of our capital stock, or an affiliate or immediate family member thereof:

Name	Number of Shares of Capital Stock	Purchase Price ($)
Todd Harris, Ph.D. (1)	2,461,034	$3,002,461.48
Robert More (2)	596,011	$727,133.42
BioBrit, LLC (3)	410,172	$500,409.84
Greystoke Associates, LLC (4)	246,103	$300,245.66
L. Randall Harris (5)	315,795	$385,269
Clint Carnell (6)	50,000	$61,000.00
Jason Harris (7)	29,601	$36,113.22

(1)	Dr. Harris is currently one of our executive officers and a member of our board of directors and was our Chief Executive Officer and a member of our board of directors at the time of the stock repurchase.
(2)	Mr. More is currently, and was at the time of stock repurchase, a member of our board of directors.
(3)	The stockholder beneficially owned, in the aggregate, more than 5% of our outstanding capital stock at the time of the stock repurchase.
(4)	Mr. Stokes, who was a member of our board of directors at the time of the stock repurchase, is an affiliate of Greystoke Associates, LLC.
(5)	L. Randall Harris is an immediate family member of Dr. Harris.
(6)	Mr. Carnell was a member of our board of directors at the time of the stock repurchase.
(7)	Jason Harris is an immediately family member of Dr. Harris.

Convertible Promissory Note Financing

In January 2017, we entered into a note purchase agreement pursuant to which we issued, in two tranches, subordinated convertible promissory notes, or the Series B Bridge Notes, in an aggregate principal amount of $3,906.368.50. The Series B Bridge Notes provided for an annual interest rate of 6.0% and a maturity date of January 27, 2018. Under the terms of the Series B Bridge Notes, under certain circumstances, the unpaid principal of the Series B Bridge Notes, including any accrued but unpaid interest thereon, would convert into preferred stock upon the closing of a future preferred stock financing that met specified criteria. Such conversion would be at a 15% discount to the per share price of the preferred stock sold in the financing. In April 2017, as part of the issuance of Series B Preferred Stock, the outstanding principal under the Series B Bridge Notes, plus $33,995.12 of accrued interest, converted into 2,223,807 shares of Series B Preferred Stock at a rate of $1.7719 per share in full payment for the note and accrued interest. The table below sets forth the principal amount of the Series B Bridge Notes and the number of shares of Series B Preferred Stock issued to our directors, executive officers or beneficial owners of more than 5% of a class of our capital stock, or an affiliate or immediate family member thereof upon conversion of outstanding principal and unpaid, accrued interest under the Series B Bridge Notes:

Name	Note Principal ($)	Number of Shares of Series B Convertible Preferred Stock
Venvest Biotech, LLC (1)	$1,500,000.00	853,918
ARCH Venture Fund VIII, L.P. and its affiliated funds (2)	$1,281,368.50	729,454
Funds affiliated with Partner Fund Management, L.P. (3)	$625,000.00	335,798

(1)	Dr. Beddingfield, who is a member of our board of directors and our President and Chief Executive Officer, is an advisor to Venvest Biotech, LLC. Dr. Beddingfield has no voting or dispositive power over the shares held by Venvest Biotech, LLC, but has an economic interest in any gain associated with such shares.

(2)	ARCH Venture Fund VIII and its affiliated funds beneficially owned, in the aggregate, more than 5% of our outstanding capital stock at the time of the convertible promissory note financing and the Series B Preferred Stock financing. Mr. Nelsen and Ms. Burow, who are both members of our board of directors, are Managing Directors of ARCH Venture Partners, which is an affiliate of ARCH Venture Fund VIII, L.P. and its affiliated funds.
(3)	Funds affiliated with Partner Fund Management, L.P. beneficially owned, in the aggregate, more than 5% of our outstanding capital stock at the time of the convertible promissory note financing and the Series B Preferred Stock financing.

Series B Convertible Preferred Stock Financing

In April 2017, we issued an aggregate of 17,524,469 shares of our Series B Preferred Stock at a price per share of $2.0846 for aggregate proceeds to us of $36,531,508.08, exclusive of 2,223,807 shares of Series B Preferred Stock issued upon conversion of the Series B Bridge Notes as described under the heading “—Convertible Promissory Note Financing” above. The table below sets forth the number of shares of Series B Preferred Stock sold to our directors, executive officers or owners of more than 5% of a class of our capital stock, or an affiliate or immediate family member thereof (exclusive of shares of Series B Preferred Stock issued upon conversion of the Series B Bridge Notes):

Name	Number of Shares of Series B Preferred Stock	Purchase Price ($)
ARCH Venture Fund VIII, L.P. and its affiliated funds (1)	2,389,603	$4,981,366.42
Funds affiliated with Partner Fund Management, L.P. (2)	1,729,809	$3,605,959.85
Venvest Biotech, LLC (3)	1,439,125	$2,999,999.98

(1)	ARCH Venture Fund VIII and its affiliated funds beneficially owned, in the aggregate, more than 5% of our outstanding capital stock at the time of the convertible promissory note financing and the Series B Preferred Stock financing. Mr. Nelsen and Ms. Burow, who are both members of our board of directors, are Managing Directors of ARCH Venture Partners, which is an affiliate of ARCH Venture Fund VIII, L.P. and its affiliated funds.
(2)	Funds affiliated with Partner Fund Management, L.P. beneficially owned, in the aggregate, more than 5% of our outstanding capital stock at the time of the Series B Preferred Stock financing.
(3)	Dr. Beddingfield, who is a member of our board of directors and our President and Chief Executive Officer, is an advisor to Venvest Biotech, LLC. Dr. Beddingfield has no voting or dispositive power over the shares held by Venvest Biotech, LLC, but has an economic interest in any gain associated with such shares.

Chief Executive Officer Relationship with Venvest Biotech, LLC

Dr. Beddingfield, our President and Chief Executive Officer and a member of our board of directors, is an advisor to Venvest Biotech, LLC, or Venvest, and is considered a non-managing member of Venvest. Dr. Beddingfield has an economic interest in any gain associated with the shares of our capital stock purchased by Venvest in our Series A-3 and Series B Preferred Stock financings. Dr. Beddingfield has no management or voting rights in respect of Venvest (including no voting or investment power with respect to shares of our capital stock held by Venvest). Upon the expiration of the lock-up period following the completion of this offering (or other specified events), Venvest is required to distribute its holdings of our capital stock to its members in marketable securities (or in the case of other specified events, in cash or marketable securities). Following specified distributions to the other members of Venvest and subject to any applicable lock-up or other applicable trading restrictions, Dr. Beddingfield would be entitled to receive distributions in shares of our common stock with a market value of up to 20% of Venvest’s gains on the shares of our capital stock beneficially owned by Venvest.

Promissory Note

In May 2016, we accepted a promissory note in the principal amount of $1,299,997 from Dr. Beddingfield, our President and Chief Executive Officer and a member of our board of directors, as consideration for the purchase price of 3,249,943 shares of our common stock. The note accrues interest at a rate of 1.43% per annum. Prior to the filing of the registration statement for which this prospectus is a part, the Board of Directors will approve the forgiveness of all outstanding principal and accrued interest under the note, and the note will be cancelled. As of June 14, 2017, the total outstanding principal balance and accrued but unpaid interest on the promissory note was $1,320,271.

Success Payments

In October 2015, we entered into a Success Payment Agreement with certain of our existing stockholders, pursuant to which we agreed to make success payments to such stockholders. These success payments are based on certain specified threshold per share values of our common stock measured at specific times during the success payment period, which began on the effective date of the Success Payment Agreement and ends on the fifth anniversary of the Success Payment Agreement, in October 2020. Success payments are payable in cash or, in our sole discretion, common stock, and will be owed, if ever, in the event that the value of our common stock meets or exceeds certain specified share price thresholds on any of the following dates during the success payment period: (1) any date after the 90th day after we complete this initial public offering; (2) the date on which we sell, lease, transfer or exclusively license all or substantially all of our assets to another company; and (3) the date on which we merge or consolidate with or into another entity (other than a merger in which our pre-merger stockholders own a majority of the shares of the surviving entity). In the case of an initial public offering, the per share value of our common stock will be determined based on the average trading price of a share of our common stock over the consecutive 90-day period preceding the date the success payment is triggered. In the case of an asset sale, license or sale of the Company, the per share value of our common stock will be determined based on the consideration paid in the transaction for each share of our stock. Each per share threshold is associated with a success payment, ascending from $10.0 million at $9.15 per share to $35.0 million at $12.20 per share to $60.0 million at $18.30 per share, in each case subject to adjustment for any stock dividend, stock split, combination of shares, or other similar events. These share price thresholds correspond to approximately $833.4 million, $1.1 billion and $1.7 billion, respectively, in market capitalization, based on the number of our shares outstanding as of May 31, 2017. Any previous success payments made to stockholders pursuant to the Success Payment Agreement are credited against the success payment owed as of any future valuation date. The first payout is $10.0 million, the second payout is $35.0 million (inclusive of the first $10.0 million success payment, if previously paid) and the third payout is $60.0 million (inclusive of any previous success payments, if made). The success payments paid to such stockholders will not exceed, in aggregate, $60.0 million.

The table below sets forth the pro rata share of success payments payable under the Success Payment Agreement to our current directors, executive officers or owners of more than 5% of a class of our capital stock, or an affiliate or immediate family member thereof:

Name	Pro Rata Share of Success Payments	Maximum Aggregate Potential Success Payments
Todd Harris, Ph.D. (1)	25.22%	$15,132,000.00
Robert More (2)	6.86%	$4,116,000.00
BioBrit, LLC (3)	6.09%	$3,654,000.00
Nunatak Ventures, LLC (4)	6.09%	$3,654,000.00
Donna Volpitta 2014 Irrevocable Trust (5)	5.35%	$3,210,000.00
Greystoke Associates, LLC (6)	3.65%	$2,190,000.00
L. Randall Harris (7)	3.23%	$1,938,000.00
Ryan Harris (8)	3.21%	$1,926,000.00
Gregory Stokes (9)	0.77%	$462,000.00
Donna Janson (10)	0.77%	$462,000.00
Jared Smith (11)	0.77%	$462,000.00
Jason Harris (12)	0.54%	$324,000.00
Clint Carnell (13)	0.38%	$228,000.00
Album Creative Studios, Inc. (14)	0.27%	$162,000.00

(1)	Dr. Harris is currently one of our executive officers and a member of our board of directors and was our Chief Executive Officer and a member of the board of directors at the time of the Success Payment Agreement.

(2)	Mr. More is currently, and was at the time of the Success Payment Agreement, a member of our board of directors.
(3)	BioBrit, LLC beneficially owned, in the aggregate, more than 5% of our outstanding capital stock at the time of the Success Payment Agreement.
(4)	Mr. Smith, who was a member of our board of directors at the time of the Success Payment Agreement, is an affiliate of Nunatak Ventures, LLC.
(5)	Donna Volpitta 2014 Irrevocable Trust beneficially owned, in the aggregate, more than 5% of our outstanding capital stock at the time of the Success Payment Agreement.
(6)	Mr. Stokes, who was a member of our board of directors at the time of the Success Payment Agreement, is an affiliate of Greystoke Associates, LLC.
(7)	L. Randall Harris is an immediate family member of Dr. Harris.
(8)	Ryan Harris is an immediate family member of Dr. Harris.
(9)	Mr. Stokes was a member of our board of directors at the time of the Success Payment Agreement.
(10)	Ms. Janson was a member of our board of directors at the time of the Success Payment Agreement.
(11)	Mr. Smith was a member of our board of directors at the time of the Success Payment Agreement.
(12)	Jason Harris is an immediately family member of Dr. Harris.
(13)	Mr. Carnell was a member of our board of directors at the time of the Success Payment Agreement.
(14)	Nathan Harris is an immediate family member of Dr. Harris and a partner of Album Creative Studios, Inc.

Director and Executive Officer Compensation

Please see “Director Compensation” and “Executive Compensation” for information regarding the compensation of our directors and executive officers.

Employment Agreements

We have entered into employment agreements with our executive officers. For more information regarding these agreements, see “Executive Compensation—Narrative to Summary Compensation Table and Outstanding Equity Awards at Fiscal Year End.”

Indemnification Agreements and Directors’ and Officers’ Liability Insurance

We have entered into or intend to enter into indemnification agreements with each of our directors and executive officers. These agreements will require us to, among other things, indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, penalties fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer. We have obtained an insurance policy that insures our directors and officers against certain liabilities, including liabilities arising under applicable securities laws. For additional information see “Management—Limitation of Liability and Indemnification Matters.”

Investors’ Rights Agreements

We entered into an amended and restated investor rights agreement with the purchasers of our outstanding preferred stock, including entities with which certain of our directors are affiliated. As of May 31, 2017, the holders of approximately 81.3 million shares of our common stock, including the shares of common stock issuable upon the automatic conversion of our Series A-1, Series A-2, Series A-3 and Series B Preferred Stock, are entitled to rights with respect to the registration of their shares under the Securities Act. For a more detailed description of these registration rights, see “Description of Capital Stock—Registration Rights.” The investor rights agreement also provides for a right of first refusal in favor of certain holders of preferred stock with regard to certain issuances of our capital stock. The rights of first refusal will not apply to, and will terminate upon the consummation of, this offering.

Voting Agreement

We entered into an amended and restated voting agreement with certain holders of our common stock and preferred stock. Upon the consummation of this offering, the amended and restated voting agreement will terminate. For a description of the amended and restated voting agreement, see “Management—Board Composition—Voting Arrangements.”

Right of First Refusal and Co-Sale Agreement

We entered into an amended and restated right of first refusal and co-sale agreement with certain holders of our common stock and preferred stock. This agreement provides for rights of first refusal and co-sale relating to the shares of our common stock held by the parties to the agreement. Upon the consummation of this offering, the amended and restated right of first refusal and co-sale agreement will terminate.

Policies and Procedures for Related Party Transactions

Prior to the consummation of this offering, our board of directors will adopt a written related person transaction policy, to be effective upon the consummation of this offering, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including without limitation purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including but not limited to whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction with an unrelated third party and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

PRINCIPAL STOCKHOLDERS

The following table sets forth information relating to the beneficial ownership of our common stock as of May 31, 2017, by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our outstanding shares of common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all directors and executive officers as a group.

The number of shares beneficially owned by each entity, person, director or executive officer is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days after May 31, 2017 through the exercise of any stock option, warrants or other rights. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by that person.

The percentage of shares beneficially owned is computed on the basis of 91,112,362 shares of our common stock outstanding as of May 31, 2017, which reflects the assumed conversion of all of our outstanding shares of Series A-1, Series A-2, Series A-3 and Series B Preferred Stock into an aggregate of 75,411,442 shares of common stock. Shares of our common stock that a person has the right to acquire within 60 days after May 31, 2017 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers as a group. Unless otherwise indicated below, the address for each beneficial owner listed is c/o Sienna Biopharmaceuticals, Inc., 30699 Russell Ranch Road, Suite 140, Westlake Village, California 91362.

	Beneficial Ownership Prior to this Offering				Beneficial Ownership After this Offering
Name of Beneficial Owner	Number of Outstanding Shares Beneficially Owned	Number of Shares Exercisable Within 60 Days	Number of Shares Beneficially Owned	Percentage of Beneficial Ownership	Number of Shares Beneficially Owned	Percentage of Beneficial Ownership
5% and Greater Stockholders:
ARCH Venture Partners VIII, LLC (1)	21,326,121	—	21,326,121	23.4%			%
Partner Fund Management, L.P. (2)	8,696,084	—	8,696,084	9.5%			%
FMR, LLC (3)	5,996,354	—	5,996,354	6.6%			%

Named Executive Officers and Directors:
Frederick C. Beddingfield III, M.D., Ph.D. (4)	4,076,250	—	4,076,250	4.5%			%
Paul F. Lizzul, M.D., Ph.D. (5)	558,779	—	558,779	*			%
Todd Harris, Ph.D.	4,122,466	—	4,122,466	4.5%			%
Diane Stroehmann, M.S., R.A.C. (6)	691,047	—	691,047	*			%
Keith R. Leonard Jr. (7)	186,577	434,706	621,283	*			%
Kristina Burow	0	—	—	*			%
Dennis Fenton, Ph.D.	0	—	—	*			%
Erle T. Mast	0	—	—	*			%
Robert More (8)	1,193,089	—	1,193,089	1.3%			%
Robert Nelsen (9)	21,326,121	—	21,326,121	23.4%			%
All directors and executive officers as a group (12 persons) (10)	32,458,027	434,706	32,892,733	35.9%			%

*	Indicates beneficial ownership of less than 1% of the total outstanding common stock.

(1)	Consists of (i) 14,901,826 shares of common stock issuable upon conversion of Series A-3 Preferred Stock and 1,244,054 shares of common stock issuable upon conversion of Series B Preferred Stock held by ARCH Venture Fund VIII, L.P. (“ARCH VIII”), and (ii) 3,305,238 shares of common stock issuable upon conversion of Series A-3 Preferred Stock 1,875,003 shares of common stock issuable upon conversion of Series B Preferred Stock held by ARCH Venture Fund VIII Overage, L.P. (“ARCH Overage”). ARCH Venture Partners VIII, L.P. (the “GPLP”), as the sole general partner of ARCH VIII, may be deemed to beneficially own certain of the shares held by ARCH VIII. The GPLP disclaims beneficial ownership of all shares held by ARCH VIII in which the GPLP does not have an actual pecuniary interest. ARCH Venture Partners VIII, LLC (“GPLLC”), as the sole general partner of ARCH Overage and GPLP, may be deemed to beneficially own the shares held by ARCH VIII and ARCH Overage. As managing directors of GPLLC, each of Keith Crandell, Clinton Bybee and Robert Nelsen (the “ARCH Managing Directors”) may be deemed to share the power to direct the disposition and vote of, and therefore to beneficially own, the shares held by ARCH VIII and ARCH Overage. The ARCH Managing Directors disclaim beneficial ownership of all shares held by ARCH VIII and ARCH Overage except to the extent of any actual pecuniary interest. The address of ARCH VIII, ARCH Overage, GPLP, GPLLC and the ARCH Managing Directors is 8725 West Higgins Road, Suite 290, Chicago, Illinois 60631.
(2)	Consists of (i) 1,081,032 shares of common stock issuable upon conversion of Series A-3 Preferred Stock and 639,262 shares of common stock issuable upon conversion of Series B Preferred Stock held by PFM Healthcare Emerging Growth Master Fund, L.P. (“PFM Growth”), (ii) 3,860,556 shares of common stock issuable upon conversion of Series A-3 Preferred Stock and 1,393,206 shares of common stock issuable upon conversion of Series B Preferred Stock held by PFM Healthcare Opportunities Master Fund, L.P. (“PFM Opportunities”), (iii) 53,139 shares of common stock issuable upon conversion of Series B Preferred Stock held by PFM Healthcare Principals Fund, L.P. (“PFM Principals”) and (iv) 1,668,889 shares of common stock issuable upon conversion of Series A-3 Preferred Stock held by Partner Investments, L.P. (“PI”). Partner Fund Management, L.P. (“PFM”) is the investment advisor of PFM Growth and PFM Opportunities. Partner Investment Management, L.P. (“PIM”) is the investment advisor of PFM Principals and PI. Partner Fund Management GP, LLC (“PFM-GP”) and Partner Investment Management GP, LLC (“PIM-GP”) are, respectively, the general partners of PFM and PIM. Brian D. Grossman is the portfolio manager for the health care strategy for PFM Growth, PFM Opportunities, PFM Principals and PI, and is a co-managing partner of PFM, PIM and their respective general partners. Christopher M. James is also a co-managing partner of PFM, PIM and their respective general partners. The address of the principal business office of such entities and persons is c/o Partner Fund Management, L.P., 4 Embarcadero Center, Suite 3500, San Francisco, CA 94111.
(3)	Consists of (i) 3,310,947 shares of common stock issuable upon conversion of Series B Preferred Stock held by Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund, (ii) 1,774,921 shares of common stock issuable upon conversion of Series B Preferred Stock held by Fidelity Growth Company Commingled Pool, and (iii) 910,486 shares of common stock issuable upon conversion of Series B Preferred Stock held by Fidelity Mt. Vernon Street Trust: Fidelity Series Growth Company Fund. These accounts are managed by direct or indirect subsidiaries of FMR LLC. Abigail P. Johnson is a Director, the Vice Chairman, the Chief Executive Officer and the President of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company (“FMR Co”), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. Fidelity Management & Research Company carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. The address of FMR LLC is 245 Summer Street, Boston, Massachusetts 02210.
(4)	Consists of (i) 3,249,943 shares of common stock held directly by Dr. Beddingfield, (ii) 661,047 shares of common stock issuable upon conversion of Series A-3 Preferred Stock held by Beddingfield Family Trust, (iii) 82,630 shares of common stock issuable upon conversion of Series A-3 Preferred Stock held by Beddingfield Children’s Trust fbo Catherine Sara Beddingfield (the “CSB Trust”), and (iv) 82,630 shares of common stock issuable upon conversion of Series A-3 Preferred Stock held by Beddingfield Children’s Trust fbo Claire Elizabeth Beddingfield (the “CEB Trust”). As a trustee of Beddingfield Family Trust, CSB Trust and CEB Trust, Dr. Beddingfield has shared voting and investment power over the shares of common stock held by such trusts.
(5)	Consists of (i) 496,806 shares of common stock and (ii) 61,973 shares of common stock issuable upon conversion of Series A-3 Preferred Stock held by Lizzul Living Trust, Paul F. Lizzul and Dawn Marie Lizzul TTEEs. Dr. Lizzul has shared voting and investment power over the shares held by Lizzul Living Trust.
(6)	Consists of (i) 525,786 shares of common stock and (ii) 165,261 shares of common stock issuable upon conversion of Series A-3 Preferred Stock.
(7)	Consists of (i) 186,577 shares of common stock issuable upon conversion of Series A-3 Preferred Stock held by Andalucia Ventures LLC, and (ii) 434,706 shares of common stock that may be acquired pursuant to the exercise of stock options within 60 days of May 31, 2017.
(8)	Consists of (i) 200,000 shares of common stock, (ii) 800,000 shares of common stock issuable upon conversion of Series A-2 Preferred Stock, and (iii) 193,089 shares of common stock issuable upon conversion of Series A-3 Preferred Stock.
(9)	Consists of the shares described in note 1 above. Mr. Nelsen is a managing director of GPLLC, which is the sole general partner of GPLP, which is the sole general partner of ARCH VIII and ARCH Overage, and as such may be deemed to beneficially own such shares. Mr. Nelsen disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein.
(10)	Consists of (i) 8,898,699 shares of common stock, (ii) 560,555 shares of common stock that may be acquired pursuant to the exercise of stock options within 60 days of May 31, 2017 and (iii) 23,559,328 shares of common stock issuable upon conversion of preferred stock.

DESCRIPTION OF CAPITAL STOCK

The following summary describes our capital stock and the material provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective immediately prior to the consummation of this offering, the investor rights agreement to which we and certain of our stockholders are parties and of the Delaware General Corporation Law. Because the following is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to our amended and restated certificate of incorporation, amended and restated bylaws and amended and restated investor rights agreement, copies of which have been filed as exhibits to the registration statement of which this prospectus is part.

General

Immediately prior to the consummation of this offering, we will file our amended and restated certificate of incorporation that authorizes 300,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of preferred stock, $0.0001 par value per share. As of May 31, 2017, there were outstanding:

•	91,112,362 shares of our common stock, on an as-converted basis, held by approximately 159 stockholders of record; and

•	3,631,332 shares of our common stock issuable upon exercise of outstanding stock options.

In connection with this offering, we expect to consummate a reverse stock split of our outstanding capital stock at a ratio to be determined.

Common Stock

Voting Rights

Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors. In addition, the affirmative vote of holders of 66-2/3% of the voting power of all of the then outstanding voting stock will be required to take certain actions, including amending certain provisions of our amended and restated certificate of incorporation, such as the provisions relating to amending our amended and restated bylaws, the classified board and director liability.

Dividends

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Fully Paid and Nonassessable

All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

Preferred Stock

Immediately prior to the consummation of this offering, all outstanding shares of our preferred stock will be converted into shares of our common stock. See Note 12 to our audited consolidated financial statements included elsewhere in this prospectus for a description of our currently outstanding preferred stock. Immediately prior to the consummation of this offering, our amended and restated certificate of incorporation will be amended and restated to delete all references to such shares of preferred stock. From and after the consummation of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action. Immediately after consummation of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Registration Rights

Under our amended and restated investors’ rights agreement, based on the number of shares outstanding as of May 31, 2017, following the consummation of this offering, the holders of approximately 75.4 million shares of common stock, or their transferees, have the right to require us to register their shares under the Securities Act so that those shares may be publicly resold, and the holders of approximately 81.3 million shares of common stock, or their transferees, have the right to include their shares in any registration statement we file, in each case as described below.

Demand Registration Rights

Based on the number of shares outstanding as of May 31, 2017, after the consummation of this offering, the holders of approximately 75.4 million shares of our common stock (on an as-converted basis), or their transferees, will be entitled to certain demand registration rights. Beginning 180 days following the effectiveness of the registration statement of which this prospectus is a part, the holders of at least 50% of these shares can request that we register all or a portion of their shares if the aggregate price to the public of the shares offered is at least $10.0 million. Additionally, we will not be required to effect a demand registration during the period beginning 60 days prior to the filing and ending 180 days following the effectiveness of a company-initiated registration statement relating to an initial public offering of our securities.

Piggyback Registration Rights

Based on the number of shares outstanding as of May 31, 2017, after the consummation of this offering, in the event that we determine to register any of our securities under the Securities Act (subject to certain exceptions), either for our own account or for the account of other security holders, the holders of approximately 81.3 million shares of our common stock (on an as-converted basis), or their transferees, will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a registration related to employee benefit plans, the offer and sale of debt securities, or corporate reorganizations or certain other transactions, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include.

Form S-3 Registration Rights

Based on the number of shares outstanding as of May 31, 2017, after the consummation of this offering, the holders of approximately 75.4 million shares of our common stock (on an as-converted basis), or their transferees, will be entitled to certain Form S-3 registration rights. The holders of any of at least 20% of these shares can make a written request that we register their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered is at least $5.0 million net of certain expenses related to the sale of the shares. These stockholders may make an unlimited number of requests for registration on Form S-3, but in no event shall we be required to file more than two registrations on Form S-3 in any given calendar year.

Expenses of Registration

We will pay the registration expenses of the holders of the shares registered pursuant to the demand, piggyback and Form S-3 registration rights described above, including the expenses of one counsel for the selling holders.

Expiration of Registration Rights

The demand, piggyback and Form S-3 registration rights described above will expire, with respect to any particular stockholder, upon the earlier of five years after the consummation of this offering or when that stockholder can sell all of its shares under Rule 144 of the Securities Act during any three-month period.

Anti-Takeover Effects of Provisions of our Amended and Restated Certificate of Incorporation, our Amended and Restated Bylaws and Delaware Law

Some provisions of Delaware law and our amended and restated certificate of incorporation and our amended and restated bylaws that will become effective immediately prior to the consummation of this offering contain provisions that could make the following transactions more difficult: acquisition of us by means of a tender offer; acquisition of us by means of a proxy contest or otherwise; or removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits persons deemed “interested stockholders” from engaging in a “business combination” with a publicly-held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, such as discouraging takeover attempts that might result in a premium over the market price of our common stock.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.

Special Stockholder Meetings

Our amended and restated bylaws provide that a special meeting of stockholders may be called by our board of directors, or our President or Chief Executive Officer.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Elimination of Stockholder Action by Written Consent

Our amended and restated certificate of incorporation and our amended and restated bylaws eliminate the right of stockholders to act by written consent without a meeting.

Classified Board; Election and Removal of Directors; Filling Vacancies

Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders, with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, our stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. Our amended and restated certificate of incorporation provides for the removal of any of our directors only for cause and requires a stockholder vote by the holders of at least a 66-2/3% of the voting power of the then outstanding voting stock. For more information on the classified board, see “Management—Board Composition.” Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of the board, may only be filled by a resolution of the board of directors unless the board of directors determines that such vacancies shall be filled by the stockholders. This system of electing and removing directors and filling vacancies may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Choice of Forum

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for: any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. Although our amended and restated certificate of incorporation contains the choice of forum provision described above, it is possible that a court could find that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable.

Amendment of Charter Provisions

The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue undesignated preferred stock, would require approval by a stockholder vote by the holders of at least a 66-2/3% of the voting power of the then outstanding voting stock.

The provisions of the Delaware General Corporation Law, our amended and restated certificate of incorporation and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Limitations of Liability and Indemnification Matters

For a discussion of liability and indemnification, see “Management—Limitation on Liability and Indemnification Matters.”

Listing

We have applied to have our common stock listed on The NASDAQ Global Market under the symbol “SNNA.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is              . The transfer agent and registrar’s address is              .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock, including shares issued upon the exercise of outstanding options or warrants, in the public market after this offering, or the perception that those sales may occur, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future. As described below, only a limited number of shares of our common stock will be available for sale in the public market for a period of several months after consummation of this offering due to contractual and legal restrictions on resale described below. Future sales of our common stock in the public market either before (to the extent permitted) or after restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity capital at a time and price we deem appropriate.

Sale of Restricted Shares

Based on the number of shares of our common stock outstanding as of May 31, 2017 and assuming an initial public offering price of $        per share (the midpoint of the range set forth on the cover of this prospectus), upon the consummation of this offering and assuming (1) the automatic conversion of all shares of our outstanding Series A-1, Series A-2, Series A-3 and Series B preferred stock at May 31, 2017, (2) no exercise of the underwriters’ option to purchase additional shares of common stock and (3) no exercise of any of our other outstanding options, we will have outstanding an aggregate of approximately                  shares of common stock. Of these shares, all of the shares of common stock to be sold in this offering, and any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 of the Securities Act. All remaining shares of common stock held by existing stockholders immediately prior to the consummation of this offering will be “restricted securities” as such term is defined in Rule 144. These restricted securities were issued and sold by us, or will be issued and sold by us, in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144 or Rule 701, which rules are summarized below.

As a result of the lock-up agreements referred to below and the provisions of Rule 144 and Rule 701 under the Securities Act, based on the number of shares of our common stock outstanding as of May 31, 2017 and assumptions (1)-(3) described above, the shares of our common stock (excluding the shares sold in this offering) that will be available for sale in the public market are as follows:

Approximate Number of Shares	First Date Available for Sale into Public Market
shares	180 days after the date of this prospectus upon expiration of the lock-up agreements referred to below, subject in some cases to applicable volume limitations under Rule 144

Lock-Up Agreements

In connection with this offering, we, our directors, our executive officers and substantially all of our other stockholders and option holders have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of the lock-up agreement continuing through the date 180 days after the date of this prospectus, except with the prior written consent of JP Morgan Securities LLC and Cowen and Company, LLC.

Prior to the consummation of the offering, certain of our employees, including our executive officers, and/or directors may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above.

Following the lock-up periods set forth in the agreements described above, and assuming that the representatives of the underwriters do not release any parties from these agreements, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Rule 144

In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, for at least 90 days, a person (or persons whose shares are required to be aggregated) who is not deemed to have been one of our “affiliates” for purposes of Rule 144 at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, including the holding period of any prior owner other than one of our “affiliates,” is entitled to sell those shares in the public market (subject to the lock-up agreement referred to above, if applicable) without complying with the manner of sale, volume limitations or notice provisions of Rule 144, but subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than “affiliates,” then such person is entitled to sell such shares in the public market without complying with any of the requirements of Rule 144 (subject to the lock-up agreement referred to above, if applicable). In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, our “affiliates,” as defined in Rule 144, who have beneficially owned the shares proposed to be sold for at least six months are entitled to sell in the public market, upon expiration of any applicable lock-up agreements and within any three-month period, a number of those shares of our common stock that does not exceed the greater of:

•	1% of the number of common shares then outstanding, which will equal approximately shares of common stock immediately after this offering (calculated as of May 31, 2017 on the basis of the assumptions (1)-(3) described above); or

•	the average weekly trading volume of our common stock on The NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Such sales under Rule 144 by our “affiliates” or persons selling shares on behalf of our “affiliates” are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us. Notwithstanding the availability of Rule 144, the holders of substantially all of our restricted securities have entered into lock-up agreements as referenced above and their restricted securities will become eligible for sale (subject to the above limitations under Rule 144) upon the expiration of the restrictions set forth in those agreements.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who acquired common stock from us in connection with a written compensatory stock or option plan or other written agreement in compliance with Rule 701 under the Securities Act before the effective date of the registration statement of which this prospectus is a part (to the extent such common stock is not subject to a lock-up agreement) is entitled to rely on Rule 701 to resell such shares beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act in reliance on Rule 144, but without compliance with the holding period requirements contained in Rule 144. Accordingly, subject to any applicable lock-up agreements, beginning 90 days after we become subject to the public company reporting requirements of the Exchange Act, under Rule 701 persons who are not our “affiliates,” as defined in Rule 144, may resell those shares without complying with the minimum holding period or public information requirements of Rule 144, and persons who are our “affiliates” may resell those shares without compliance with Rule 144’s minimum holding period requirements (subject to the terms of the lock-up agreement referred to above).

Registration Rights

Based on the number of shares outstanding as of May 31, 2017, after the consummation of this offering, the holders of approximately 81.3 million shares of our common stock, or their transferees, will, subject to the lock-up agreements referred to above, be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. For a description of these registration rights, see “Description of Capital Stock—Registration Rights.” If the offer and sale of these shares are registered, they will be freely tradable without restriction under the Securities Act.

Stock Plans

We intend to file with the SEC a registration statement under the Securities Act covering the shares of common stock that we may issue upon exercise of outstanding options reserved for issuance under our 2010 Equity Incentive Plan and our 2017 Incentive Annual Plan. Such registration statement is expected to be filed and become effective as soon as practicable after the consummation of this offering. Accordingly, shares registered under such registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations and the lock-up agreements described above, if applicable.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	tax-qualified retirement plans; and

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate paying any cash dividends in the foreseeable future. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable tax treaties.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

Subject to the discussions below regarding backup withholding and FATCA, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by certain U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock will not be subject to backup withholding, provided the Non-U.S. Holder certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above or the Non-U.S. Holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker that does not have certain enumerated relationships with the United States generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock, and, beginning on January 1, 2019, will apply to payments of gross proceeds from the sale or other disposition of such stock.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC and Cowen and Company, LLC are acting as book running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities LLC
Cowen and Company, LLC
BMO Capital Markets Corp.

Total

The underwriters are committed to purchase all the shares of common stock offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $        per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $        per share from the initial public offering price. After the initial offering of the shares to the public, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to             additional shares of common stock from us. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriters do not expect to sell more than 5% of the common shares in the aggregate to accounts over which they exercise discretionary authority.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $        per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without exercise of option to purchase additional shares	With full exercise of option to purchase additional shares
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be

approximately $        . We have agreed to reimburse the underwriters for expenses relating to the clearance of this offering with the Financial Industry Regulatory Authority, Inc.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or any securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of any shares of common stock (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock, or such other securities, in cash or otherwise) other than the shares to be sold hereunder and any shares of common stock of our company issued upon the exercise of options granted under company stock plans, in each case without the prior written consent of J.P. Morgan Securities LLC and Cowen and Company, LLC on behalf of the underwriters for a period of 180 days after the date of this prospectus.

Our directors and executive officers, and substantially all of our stockholders have entered into lock up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC and Cowen and Company, LLC on behalf of the underwriters (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock (including, without limitation, common stock which may be deemed to be beneficially owned by such directors, executive officers, stockholders, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exchangeable for our common stock.

The restrictions described in the immediately preceding paragraph do not apply to, among other items:

•	transfers or surrenders to us of shares of our common stock pursuant to any contractual arrangement that provides us with an option to repurchase such shares in connection with the termination of the party subject to the lock-up’s employment or service relationship with us;

•	transfers or surrenders to us of shares of our common stock to cover tax withholdings upon a vesting event of any equity award granted under our stock incentive plans or stock purchase plans;

•	transfers or surrenders to us of shares of our common stock in connection with the party subject to the lock-up’s “cashless” exercise of an option to purchase shares granted under our stock incentive plans or stock purchase plans; or

•	transfers of shares of our common stock by operation of law pursuant to a qualified domestic order or in connection with a divorce settlement or other court order; provided that the recipient shall execute and deliver to J.P. Morgan Securities LLC and Cowen and Company, LLC a lock-up letter in the form of the original lock-up agreement;

provided that any filing under Section 16 of the Exchange Act shall clearly indicate in the footnotes thereto that the filing relates to the circumstances described above and no other public announcement shall be required or shall be made voluntarily in connection with such transfer.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We have applied to have our common stock listed on The NASDAQ Global Market under the symbol “SNNA.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on The NASDAQ Global Market, in the over the counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, no offer of shares may be made to the public in that Relevant Member State other than:

a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the underwriters; or

c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require the Company or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and the Company that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive.

In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company or the shares has been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre (“DIFC”)

This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (“DFSA”). This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.

In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to Prospective Investors in the United Arab Emirates

The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Notice to Prospective Investors in Australia

This prospectus:

•	does not constitute a product disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•	has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act;

•	does not constitute or involve a recommendation to acquire, an offer or invitation for issue or sale, an offer or invitation to arrange the issue or sale, or an issue or sale, of interests to a “retail client” (as defined in section 761G of the Corporations Act and applicable regulations) in Australia; and

•	may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act.

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

b)	where no consideration is or will be given for the transfer;

c)	where the transfer is by operation of law;

d)	as specified in Section 276(7) of the SFA; or

e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Bermuda

Shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

Notice to Prospective Investors in Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority (“CMA”) pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended (the “CMA Regulations”). The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorised financial adviser.

Notice to Prospective Investors in the British Virgin Islands

The shares are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of the Company. The Company may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands) (“BVI Companies”), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands. This prospectus has not been, and will not be, registered with the Financial Services Commission of the British Virgin Islands. No registered prospectus has been or will be prepared in respect of the shares for the purposes of the Securities and Investment Business Act, 2010 (“SIBA”) or the Public Issuers Code of the British Virgin Islands.

Notice to Prospective Investors in China

This prospectus does not constitute a public offer of shares, whether by sale or subscription, in the People’s Republic of China (the “PRC”). The shares are not being offered or sold directly or indirectly in the PRC to or for the benefit of, legal or natural persons of the PRC.

Further, no legal or natural persons of the PRC may directly or indirectly purchase any of the shares or any beneficial interest therein without obtaining all prior PRC’s governmental approvals that are required, whether statutorily or otherwise. Persons who come into possession of this document are required by the issuer and its representatives to observe these restrictions.

Notice to Prospective Investors in Korea

The shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the shares have been and will be offered in Korea as a private placement under the FSCMA. None of the shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). Furthermore, the purchaser of the shares shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.

Notice to Prospective Investors in Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the shares has been or will be registered with the Securities Commission of Malaysia (“Commission”) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services Licence; (iii) a person who acquires the shares, as principal, if the offer is on terms that the shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the shares is made by a holder of a Capital Markets Services Licence who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Notice to Prospective Investors in Taiwan

The shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorised to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares in Taiwan.

Notice to Prospective Investors in South Africa

Due to restrictions under the securities laws of South Africa, the shares are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions applies:

a) the offer, transfer, sale, renunciation or delivery is to:

i)	persons whose ordinary business is to deal in securities, as principal or agent;

ii)	the South African Public Investment Corporation;

iii)	persons or entities regulated by the Reserve Bank of South Africa;

iv)	authorised financial service providers under South African law;

v)	financial institutions recognised as such under South African law;

vi)	a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorised portfolio manager for a pension fund or collective investment scheme (in each case duly registered as such under South African law); or

vii)	any combination of the person in (a) to (f); or

b)	the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000.

No “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the “South African Companies Act”)) in South Africa is being made in connection with the issue of the shares. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. Any issue or offering of the shares in South Africa constitutes an offer of the shares in South Africa for subscription or sale in South Africa only to persons who fall within the exemption from “offers to the public” set out in section 96(1)(a) of the South African Companies Act. Accordingly, this document must not be acted on or relied on by persons in South Africa who do not fall within section 96(1)(a) of the South African Companies Act (such persons being referred to as “SA Relevant Persons”). Any investment or investment activity to which this document relates is available in South Africa only to SA Relevant Persons and will be engaged in South Africa only with SA relevant persons.

LEGAL MATTERS

The validity of the issuance of our common stock offered in this prospectus will be passed upon for us by Latham & Watkins LLP, 140 Scott Drive, Menlo Park, California 94025. Davis Polk & Wardwell LLP, Menlo Park, California, is acting as counsel for the underwriters in connection with this offering. Latham & Watkins LLP and certain attorneys and investment funds affiliated with the firm own shares of our preferred stock which will be converted into an aggregate of 73,561 shares of common stock immediately prior to the completion of this offering.

EXPERTS

The Consolidated financial statements of Sienna Biopharmaceuticals, Inc. at December 31, 2016 and 2015, and for each of the two years in the period ended December 31, 2016, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements of Creabilis Holdings Limited as of December 5, 2016, December 31, 2015 and January 1, 2015 and for the period from January 1, 2016 to December 5, 2016 and the year ended December 31, 2015 included in this Prospectus and Registration Statement have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to Sienna Biopharmaceuticals, Inc. and the common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street N.E., Room 1580, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address is www.sec.gov.

Upon consummation of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We maintain a website at www.SiennaBio.com. Upon consummation of this offering, you may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our website address does not constitute incorporation by reference of the information contained on our website, and you should not consider the contents of our website in making an investment decision with respect to our common stock.

Index to Consolidated Financial Statements

Sienna Biopharmaceuticals, Inc.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Sienna Biopharmaceuticals, Inc.

We have audited the accompanying consolidated balance sheets of Sienna Biopharmaceuticals, Inc. as of December 31, 2016 and 2015, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sienna Biopharmaceuticals, Inc. at December 31, 2016 and 2015, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Los Angeles, California

May 15, 2017

Sienna Biopharmaceuticals, Inc.

Years ended December 31, 2015 and 2016

Consolidated Balance Sheets

			Pro Forma December 31, 2016
	December 31,
	2015	2016
			(unaudited)
Assets
Current assets:
Cash	$4,962,000	$9,091,000	$9,091,000
Restricted cash	35,000	109,000	109,000
Prepaid expenses	619,000	1,229,000	1,229,000
Other current assets	24,000	94,000	94,000

Total current assets	5,640,000	10,523,000	10,523,000
Property and equipment, net	114,000	291,000	291,000
In-process research and development	-	41,863,000	41,863,000
Goodwill	-	9,698,000	9,698,000
Other assets	-	2,000	2,000

Total assets	$5,754,000	$62,377,000	$62,377,000

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$806,000	$1,691,000	$1,691,000
Other accrued personnel costs	45,000	959,000	959,000
Other accrued expenses	158,000	2,097,000	2,097,000
Contingent consideration, current portion	-	4,764,000	4,764,000
Early exercise liability, current portion	-	372,000	372,000

Total current liabilities	1,009,000	9,883,000	9,883,000
Contingent consideration - net of current portion	-	19,346,000	19,346,000
Early exercise liability - net of current portion	-	444,000	444,000
Success payment liability	694,000	1,262,000	1,262,000
Deferred tax liability	-	9,325,000	9,325,000

Total liabilities	1,703,000	40,260,000	40,260,000

Commitments and contingencies
Stockholders’ equity:
Series A-1 Preferred stock, $0.0001 par value, 2,333,000 shares authorized and 2,189,000 shares issued and outstanding at December 31, 2015 and 2016, liquidation preference of $328,000 at December 31, 2015 and 2016 (unaudited), no shares issued and outstanding pro forma (unaudited)	328,000	328,000	-
Series A-2 Preferred stock, $0.0001 par value, 8,957,000 shares authorized and 6,466,000 issued and outstanding at December 31, 2015 and 2016, liquidation preference of $1,455,000 at December 31, 2015 and 2016 (unaudited), no shares issued and outstanding pro forma (unaudited)	1,455,000	1,455,000	-
Series A-3 Preferred stock, $0.0001 par value, 76,847,000 shares authorized and 15,555,000 and 47,008,000 issued and outstanding at December 31, 2015 and 2016, respectively, liquidation preference of $18,825,000 and $56,889,000 at December 31, 2015 and 2016 (unaudited), respectively, no shares issued and outstanding pro forma (unaudited)	18,567,000	57,734,000	-
Common stock, $0.0001 par value, 120,531,000 shares authorized, 9,918,000, 15,354,000, and 71,017,000 shares issued and 9,918,000, 10,089,000 and 65,752,000 outstanding at December 31, 2015 and 2016 and pro forma (unaudited), respectively	1,000	1,000	7,000
Additional paid in capital	(2,110,000)	(1,683,000)	57,828,000
Accumulated other comprehensive loss	-	(366,000)	(366,000)
Accumulated deficit	(14,190,000)	(35,352,000)	(35,352,000)

Total stockholders’ equity	4,051,000	22,117,000	22,117,000

Total liabilities and stockholders’ equity	$5,754,000	$62,377,000	$62,377,000

See accompanying notes.

Sienna Biopharmaceuticals, Inc.

Years ended December 31, 2015 and 2016

Consolidated Statement of Operations and Comprehensive Loss

	Year Ended December 31,
	2015	2016
Operating expenses:
Research and development	$2,407,000	$10,993,000
General and administrative	8,703,000	9,696,000

Total operating expenses	11,110,000	20,689,000

Loss from operations	(11,110,000)	(20,689,000)
Other income	363,000	95,000
Interest and other expense	(547,000)	(568,000)

Net loss	$(11,294,000)	$(21,162,000)

Other comprehensive loss:
Cumulative translation adjustment	-	(366,000)

Comprehensive loss	$(11,294,000)	$(21,528,000)

Per share information:
Net loss, basic and diluted	$(1.13)	$(2.13)

Basic and diluted weighted average shares outstanding	10,030,000	9,944,000

Pro forma net loss, basic and diluted (unaudited)		$(0.32)

Basic and diluted pro forma weighted average shares outstanding (unaudited)		65,607,000

See accompanying notes.

Sienna Biopharmaceuticals, Inc.

Years ended December 31, 2015 and 2016

Consolidated Statements of Stockholders’ Equity

	Stockholders’ Equity						Common Stock		Additional Paid in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
	Series A-1 Preferred Stock		Series A-2 Preferred Stock		Series A-3 Preferred Stock
							Shares	Par Value
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2014	2,333,000	$350,000	8,956,000	$2,015,000	-	$-	8,000,000	1,000	$252,000	$-	$(2,896,000)	$(278,000)
Issuance of common stock in connection with exercise of stock options	-	-	-	-	-	-	5,330,000	1,000	185,000	-	-	186,000
Repurchase of shares in connection with Series A-3 financing at $1.22 per share	(144,000)	(22,000)	(2,490,000)	(560,000)	-	-	(3,412,000)	(1,000)	(6,794,000)	-	-	(7,377,000)
Stock-based compensation expense related to the repurchase of shares									4,136,000			4,136,000
Stock-based compensation expense related to stock options	-	-	-	-	-	-	-	-	111,000	-	-	111,000
Issuance of Series A-3 shares at $1.21 per share, net of issuance costs of $258,000	-	-	-	-	4,131,000	4,742,000	-	-	-	-	-	4,742,000
Conversion of notes into Series A-3 shares	-	-	-	-	11,424,000	13,825,000	-	-	-	-	-	13,825,000
Net loss	-	-	-	-	-	-	-	-	-	-	(11,294,000)	(11,294,000)

Balance at December 31, 2015	2,189,000	$328,000	6,466,000	$1,455,000	15,555,000	$18,567,000	9,918,000	1,000	$(2,110,000)	$-	$(14,190,000)	$4,051,000
Issuance of common stock in connection with exercise of stock options	-	-	-	-	-	-	2,060,000	1,000	830,000	-	-	831,000
Early exercise liability	-	-	-	-	-	-	(2,014,000)	(1,000)	(816,000)	-	-	(817,000)
Issuance of common stock for services	-	-	-	-	-	-	125,000	-	55,000	-	-	55,000
Issuance of Series A-3 shares at $1.21 per share, net of issuance costs of $50,000	-	-	-	-	23,190,000	28,012,000	-	-	-	-	-	28,012,000
Issuance of Series A-3 shares in connection with the Creabilis Acquisition	-	-	-	-	8,263,000	11,155,000	-	-	-	-	-	11,155,000
Stock-based compensation expense related to stock options	-	-	-	-	-	-	-	-	358,000	-	-	358,000
Other comprehensive loss	-	-	-	-	-	-	-	-	-	(366,000)	-	(366,000)
Net loss	-	-	-	-	-	-	-	-	-	-	(21,162,000)	(21,162,000)

Balance at December 31, 2016	2,189,000	$328,000	6,466,000	$1,455,000	47,008,000	$57,734,000	10,089,000	$1,000	$(1,683,000)	$(366,000)	$(35,352,000)	$22,117,000

See accompanying notes.

Sienna Biopharmaceuticals, Inc.

Years ended December 31, 2015 and 2016

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2015		2016
Operating activities
Net loss		$(11,294,000)	$(21,162,000)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation		32,000	67,000
Stock-based compensation		111,000	413,000
Fair value of success payment liability		694,000	568,000
Non cash expense in connection with conversion of notes		390,000	—
Changes in assets and liabilities:		—	—
Prepaid expenses and other current assets		(597,000)	(346,000)
Restricted cash		(35,000)	(75,000)
Accounts payable and other accrued liabilities		720,000	2,853,000

Net cash used in operating activities		(9,979,000)	(17,682,000)

Investing activities
Investment in property and equipment		(88,000)	(238,000)
Acquisition of Creabilis, net of cash received		—	(6,821,000)

Net cash used in investing activities		(88,000)	(7,059,000)

Financing activities
Proceeds from common stock option exercises		185,000	830,000
Issuance of convertible promissory notes		13,000,000	—
Conversion of convertible promissory notes		(13,825,000)	—
Repayment of convertible promissory notes		(67,000)	—
Net proceeds from issuance of Series A-3 preferred stock		18,567,000	28,012,000
Repurchase of common and preferred stock		(3,240,000)	—

Net cash provided by financing activities		14,620,000	28,842,000

Effect of exchange rate an cash		—	28,000
Net increase in cash		4,553,000	4,129,000
Cash at beginning of period		409,000	4,962,000

Cash at end of period		$4,962,000	$9,091,000

Supplemental disclosures
Common stock issued for acquisition		$—	$11,155,000
Fair value of contingent consideration for acquisition		$—	$24,110,000
Fair value of in-process research and development intangible asset		$—	$42,254,000
Fair value of goodwill	$—		$9,788,000
Fair value of deferred tax liability		$—	$9,412,000
Issuance of common stock for services rendered		$—	$55,000
Preferred stock issued for conversion of notes payable		$13,467,000	$—
Interest expense paid in cash		$157,000	$—

See accompanying notes.

Sienna Biopharmaceuticals, Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2016

1. Organization and Description of Business

Sienna Biopharmaceuticals, Inc., formerly Sienna Labs, Inc. (the “Company” or “Sienna”), was incorporated on July 27, 2010, under the laws of the State of Delaware and is headquartered in Westlake Village, California. The Company is a clinical-stage biopharmaceutical company focused on bringing innovations in biotechnology to the discovery, development and commercialization of first-in-class, targeted, topical products in medical dermatology and aesthetics. The Company’s objective is to develop a multi-asset pipeline that enhances the health, appearance and quality of life of dermatology patients. The Company is advancing SNA-120 and SNA-125 dermatology product candidates from its Topical by Design™ platform to be suitable for chronic administration in patients with inflammatory skin diseases and other dermatologic and aesthetic conditions. The Company’s lead candidate from this platform, SNA-120, is a first-in-class inhibitor of TrkA in Phase 2b clinical development for the treatment of pruritus, or itch, associated with psoriasis, as well as for psoriasis itself. The Company’s second Topical by Design product candidate, SNA-125, is a dual JAK3/TrkA inhibitor being developed for the treatment of atopic dermatitis, psoriasis and pruritus. Additionally, the Company has advanced SNA-001, a silver particle treatment from its Topical Photoparticle Therapy™ platform, into pivotal clinical trials for both acne vulgaris and the reduction of unwanted light-pigmented hair. As the Company has not obtained approval or clearance for or commercialized a product candidate, its ability to generate future revenue and achieve and maintain profitability is uncertain and depends upon its ability to successfully develop, obtain regulatory approval for and commercialize its products.

On February 9, 2016, the Company amended its certificate of incorporation to change its name from Sienna Labs, Inc. to Sienna Biopharmaceuticals, Inc.

On December 6, 2016, the Company acquired the Topical by Design platform and related product candidates through the acquisition of Creabilis plc (“Creabilis”), a wholly-owned subsidiary. See Note 4, “Creabilis Acquisition.”

2. Liquidity Risks

The Company has incurred operating losses and has an accumulated deficit as a result of ongoing efforts to develop product candidates, including conducting preclinical and clinical trials and providing general and administrative support for these operations. The Company had an accumulated deficit of $14,190,000 and $35,352,000 as of December 31, 2015 and 2016, respectively. The Company had net losses of $11,294,000 and $21,162,000 for the years ended December 31, 2015 and 2016, respectively, and net cash used in operating activities of $9,979,000 and $17,682,000 for the years ended December 31, 2015 and 2016, respectively. The Company anticipates that operating losses and net cash used in operating activities will increase over the next several years as it moves into later and more costly stages of product development, further develop SNA-120 and SNA-125, develop new product candidates, hires personnel and prepares for the commercialization of its product candidates. The accompanying consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business for the foreseeable future.

The Company has historically financed its operations primarily through private equity issuances and debt offerings. The Company will continue to be dependent upon equity and debt financing until it is able to generate positive cash flows from its operations. The Company raised a total of $17,000,000 in additional funding from a venture capitalist firm in August and October 2015, including the conversion of $12,000,000 of Additional Convertible Notes, of which $7,377,000 was used to repurchase shares of stock. The Company raised a total of

Sienna Biopharmaceuticals, Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2016—(Continued)

approximately $28,012,000 in April and July 2016. The additional capital the Company received in connection with this financing along with financing received subsequent to year end (see Note 14, “Subsequent Events”) will fund operations through at least the next twelve months based on the expected cash burn rate. The Company will be required to raise additional capital to fund future operations through the sale of its equity securities, incurring debt, entering into licensing or collaboration agreements with partners, grants or other sources of financing. There can be no assurance that sufficient funds will be available to the Company at all or on attractive terms when needed from equity or debt financings. If the Company is unable to obtain additional funding from these or other sources when needed, or to the extent needed, it may be necessary to significantly reduce its current rate of spending through reductions in staff and delaying, scaling back, or stopping certain research and development programs. Insufficient liquidity may also require the Company to relinquish rights to product candidates at an earlier stage of development or on less favorable terms to it or its stockholders than the Company would otherwise choose.

3. Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Unaudited Pro Forma Information

Immediately prior to the consummation of this offering, all outstanding shares of convertible preferred stock will automatically convert into common stock. Unaudited pro forma balance sheet information as of December 31, 2016 assumes the conversion of all outstanding convertible preferred stock as of that date into 55,663,000 shares of common stock. The unaudited pro forma loss per shares of common stock for the year ended December 31, 2016 was computed using the weighted average number of shares of common stock outstanding, including the pro forma effect of the conversion of all outstanding shares of convertible preferred stock into shares of common stock, as if such conversion had occurred at the beginning of the respective periods.

Principles of Consolidation

The consolidated financial statements include the accounts of Sienna Biopharmaceuticals, Inc. and results of its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated. The results of the subsidiaries’ operations were insignificant in the years ended December 31, 2015 and 2016.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts and disclosures reported in the consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates. Management considers many factors in selecting appropriate financial accounting policies and controls, and in developing the estimates and assumptions that are used in the preparation of these consolidated financial statements. Management must apply significant judgment in this process. In addition, other factors may affect estimates, including: expected business and operational changes, sensitivity and volatility associated with the assumptions used in developing estimates, and whether historical trends are expected to be representative of future trends. The estimation process often may yield a range of potentially reasonable estimates of the ultimate future outcomes and management must select an amount that falls within that range of reasonable estimates. The most significant estimates in the Company’s

Sienna Biopharmaceuticals, Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2016—(Continued)

consolidated financial statements relate to equity awards, clinical trial accruals and the valuation of the in-process research and development and contingent consideration liabilities acquired as part of the Creabilis purchase. Although these estimates are based on the Company’s knowledge of current events and actions it may undertake in the future, actual results may ultimately materially differ from these estimates and assumptions.

Segment Reporting

To date, the Company has viewed its operations and manages its business as one segment operating primarily in the United States.

Cash

Cash consists of bank deposits with financial institutions that management believes are creditworthy. The Company’s cash accounts, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on its cash accounts.

Restricted Cash

In 2015, the Company’s Instructive Color, LLC subsidiary received a $100,000 grant from the Small Business Innovation Research program of the National Science Foundation for the development of a color-based use-time indicator for intravenous needle-free connectors to prevent blood stream infections. In 2016, the Company received an additional $50,000 under the grant. The grant money may only be utilized on certain qualified research and development-related expenditures as permitted by the grant terms. Grant funds were fully expended during 2016. Restricted cash relating to the grant was $35,000 at December 31, 2015. Instructive Color, LLC is no longer an active subsidiary at December 31, 2016.

In May 2016, the Company signed a $109,000 irrevocable standby letter of credit that serves as the security deposit for the Company’s corporate office lease that expires July 31, 2022.

Fair Value Measurements

The Company’s financial instruments, in addition to those presented in Note 7, “Fair Value Measurements”, include cash, restricted cash, accounts payable, and accrued liabilities. The carrying amount of cash, restricted cash, accounts payable and accrued liabilities approximate fair value because of the short-term nature of these instruments.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Equipment under capital leases are stated at the value of minimum lease payments. Depreciation on property and equipment is calculated using the straight-line method over the estimated useful lives of the assets which range from three to five years. Equipment held under capital leases are amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset. Maintenance and repairs are expensed as incurred. The Company reviews the carrying values of its property and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. There were no impairments recognized during the years ended December 31, 2015 and 2016.

Sienna Biopharmaceuticals, Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2016—(Continued)

In-process Research and Development and Goodwill

Intangible assets acquired in a business combination are recognized separately from goodwill and are initially recognized at their fair value at the acquisition date (which is regarded as their cost). Intangible assets related to in-process research and development are treated as indefinite lived intangible assets and not amortized until they become definite lived assets upon regulatory approval. At that time, we will determine the useful life of the asset and begin amortization. Indefinite lived intangible assets are reviewed for impairment at least annually or if indicators of potential impairment exist. There were no impairments of intangible assets for the year ended December 31, 2016.

Goodwill represents the excess of the purchase price over the estimated fair value of the identifiable assets acquired and liabilities assumed in a business combination. We evaluate goodwill for impairment annually and upon the occurrence of triggering events or substantive changes in circumstances that could indicate a potential impairment. An impairment loss is recognized when the fair value of the reporting unit to which the goodwill relates is below its carrying value for the difference between the fair value and its carrying amounts. There was no impairment of goodwill for the year ended December 31, 2016.

Convertible Preferred Stock

The Company accounts for its convertible preferred stock in accordance with the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 480, Distinguishing Liabilities from Equity, and ASC 815, Derivatives and Hedging. The Company has evaluated the rights, preferences and privileges of each series of preferred stock and has concluded that there are no freestanding derivative instruments or any embedded derivatives requiring bifurcation. Additionally, the Company assessed the conversion terms associated with its preferred stock and concluded that there were no beneficial conversion features. The Company determined that its preferred stock is appropriately classified within permanent equity.

Other Income and Expense

Other income for the year ended December 31, 2016 primarily consisted of a non-refundable payment for a one time sale of clinical material at cost. Other income for the year ended December 31, 2015 primarily consisted of a non-refundable payment in connection with the negotiation of a potential agreement which terminated without further commitment. Interest and other expense for the year ended December 31, 2015 primarily relates to interest expense on the Convertible Notes described in Note 8, “Convertible Notes”. Interest and other expense for the year ended December 31, 2016 relates to the remeasurement of the success payment liabilities.

Research and Development Costs

Research and development costs are expensed as incurred. These costs include direct program expenses, which are payments made to third parties that specifically relate to the Company’s research and development, such as payments to clinical research organizations, clinical investigators, manufacturing of clinical material, pre-clinical testing and consultants. In addition, employee costs (salaries, payroll taxes, benefits, stock-based compensation, and travel) for employees contributing to research and development activities are classified as research and development costs.

Stock-Based Compensation

The Company measures employee and director stock-based compensation expense for all stock-based awards at the grant date based on the fair value measurement of the award. The expense is recorded on a straight-

Sienna Biopharmaceuticals, Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2016—(Continued)

line basis over the requisite service period, which is generally the vesting period, for the entire award. Expense is adjusted for actual forfeitures of unvested awards as they occur. The Company calculates the fair value measurement of stock options using the Black-Scholes valuation model.

The Company accounts for stock options issued to non-employees in accordance with the provisions of ASC 505-50, Equity-Based Payments to Non-employees, which requires valuing the stock options on their grant date and remeasuring such stock options at the current fair value at the end of each reporting period until they vest.

Clinical Trial Accruals

As part of the process of preparing its consolidated financial statements, the Company is required to estimate its expenses resulting from its obligations under contracts with vendors and consultants and clinical site agreements in connection with conducting clinical trials. The financial terms of these contracts are subject to negotiations which vary from contract to contract and may result in payment flows that do not match the periods over which materials or services are provided to the Company under such contracts. The Company’s objective is to reflect the appropriate trial expenses in its consolidated financial statements by matching those expenses with the period in which services and efforts are expended. The Company accounts for these expenses according to the progress of the trial as measured by patient progression and the timing of various aspects of the trial. The Company determines accrual estimates through financial models taking into account discussion with applicable personnel and outside service providers as to the progress or state of consummation of trials, or the services completed. During the course of a clinical trial, the Company adjusts its rate of clinical expense recognition if actual results differ from its estimates. The Company makes estimates of its accrued expenses as of each balance sheet date in its consolidated financial statements based on the facts and circumstances known at that time. Although the Company does not expect its estimates to be materially different from amounts actually incurred, its understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in the Company reporting amounts that are too high or too low for any particular period. Through December 31, 2016, there have been no material adjustments to the Company’s prior period estimates of accrued expenses for clinical trials. The Company’s clinical trial accrual is dependent in part upon the timely and accurate reporting of contract research organizations and other third-party vendors.

Prepaid expenses and other current assets include prepaid clinical trial costs of $481,000 and $936,000 for the year ended December 31, 2015 and 2016, respectively.

Basic and Diluted Net Loss Per Common Share

Basic net loss per common share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period, excluding the effects of converting preferred stock, stock options and unvested restricted stock outstanding. Diluted net loss per common share is computed by dividing the net loss by the sum of the weighted average number of common shares outstanding during the period plus the potential dilutive effects of convertible preferred stock, convertible notes, stock options and unvested restricted stock outstanding during the period calculated in accordance with the treasury stock method. Because the impact of these items is anti-dilutive during periods of net loss, there was no difference between the weighted average number of shares used to calculate basic and diluted net loss per common share for the years ended December 31, 2015 and 2016. The calculation of weighted average diluted shares outstanding excludes the dilutive effect of convertible preferred stock, convertible notes, stock options and unvested restricted stock, as the impact of such items are anti-dilutive during periods of net loss. Shares excluded from the calculation, were 24,210,000 and 64,293,000 at December 31, 2015 and 2016.

Sienna Biopharmaceuticals, Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2016—(Continued)

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred taxes are recognized based on the differences between financial statement and income tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The Company has provided a full valuation allowance on its deferred tax assets. The provision for income taxes represents the current tax payable for the period and the change during the period in deferred tax assets and liabilities. The Company recognizes the effect of an income tax position only if, based on its merits, the position is more likely than not to be sustained on audit by the taxing authorities. Interest and penalties related to uncertain tax positions are recorded as income tax expense.

Business combinations

Business combinations are accounted for using the acquisition method of accounting. Under the acquisition method, assets acquired, including in-process research and development projects, and liabilities assumed are recorded at their respective fair values as of the acquisition date in our consolidated financial statements. The final purchase price may be adjusted up to one year from the date of the acquisition. Identifying the fair value of the tangible and intangible assets and liabilities acquired requires the use of estimates by management and third party valuation firms and was based upon currently available data. The excess of the fair value of consideration transferred over the fair value of the net assets acquired is recorded as goodwill. Contingent consideration obligations incurred in connection with a business combination are recorded at their fair values on the acquisition date and remeasured at their fair values each subsequent reporting period until the related contingencies are resolved. The resulting changes in fair values are recorded in earnings. See Note 4, “Creabilis Acquisition” and Note 7, “Fair Value Measurements”.

Other Comprehensive Loss

Included in other comprehensive loss for the year ended December 31, 2016 are unrealized foreign currency translation losses of $366,000. This is the Company’s only component of other comprehensive loss for the year ended December 31, 2016 and there was no other comprehensive income or loss items for the year ended December 31, 2015.

Foreign currency translation

The net assets of international subsidiaries where the local currencies have been determined to be the functional currencies are translated into U.S. dollars using current exchange rates. These include the entities acquired as part of the Creabilis acquisition (see Note 4, “Creabilis Acquisition”). As part of this transaction, the Company acquired entities in the United Kingdom, denominated in British pounds, and Italy and Luxemborg, denominated in euros. The U.S. dollar effects that arise from translating net assets of these subsidiaries at changing rates are recognized in other comprehensive loss. The earnings of these subsidiaries are translated into U.S. dollars using average exchange rates for the periods.

Recently Issued Accounting Standards

Accounting Pronouncements Adopted

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern, which

Sienna Biopharmaceuticals, Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2016—(Continued)

provides guidance about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. The new standard is effective for the Company for the annual period ending after December 15, 2016 and for annual and interim periods thereafter. The adoption of this ASU during the year ended December 31, 2016 did not have a material impact on the Company’s consolidated financial statements.

In September 2015, the FASB issued ASU 2015-16, Simplifying the Accounting for Measurement-Period Adjustments, which eliminates the requirement to retrospectively adjust the consolidated financial statements for measurement-period adjustments that occur in periods after a business combination is consummated. Measurement period adjustments are calculated as if they were known at the acquisition date, but are recognized in the reporting period in which they are determined. Additional disclosures are required about the impact on current-period income statement line items of adjustments that would have been recognized in prior periods if prior-period information had been revised. The guidance is effective for annual periods beginning after December 15, 2015 and is to be applied prospectively to adjustments of provisional amounts that occur after the effective date. Early application is permitted. The adoption of this ASU during the year ended December 31, 2016 did not have a material impact on the Company’s consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-09, Compensation-Stock Compensation (Topic 718). The new guidance simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, classification on the statement of cash flows, and allows for the recognition of forfeitures as they occur rather than based on an estimated forfeiture rate. The amendments in this standard are effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted. The adoption of this ASU during the year ended December 31, 2016 did not have a material impact on the Company’s consolidated financial statements.

Accounting Pronouncements Being Evaluated

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) which amended the existing accounting standards for revenue recognition. ASU 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. This guidance is effective for fiscal years beginning after December 15, 2017, with an option to early adopt for fiscal years beginning after December 15, 2016. The Company has decided not to early adopt and the adoption of this ASU is not expected to have a material impact on the Company’s consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-7, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, which updated and simplified the presentation of deferred income taxes. Current generally accepted accounting principles require an entity to separate deferred income tax liabilities and assets into current and noncurrent amounts in a classified statement of financial position. To simplify the presentation of deferred income taxes, the amendments in this update require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2016 and interim periods within those annual periods. Earlier application is permitted. The Company is currently evaluating the impact of adopting this standard on the consolidated financial statements and disclosures, but does not expect it to have a significant impact.

In February 2016, the FASB issued ASU No. 2016-02, Leases (ASC 842), which requires lessees to recognize most leases on the balance sheet. This is expected to increase both reported assets and liabilities. The

Sienna Biopharmaceuticals, Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2016—(Continued)

standard will be effective for the first interim reporting period within annual periods beginning after December 15, 2018, although early adoption is permitted. Lessees and lessors will be required to apply the new standard at the beginning of the earliest period presented in the financial statements in which they first apply the new guidance, using a modified retrospective transition method. The requirements of this standard include a significant increase in required disclosures. The Company is currently evaluating the update and assessing the impact it may have on its consolidated financial statements and disclosures, but does not expect it to have a significant impact.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230) (“ASU 2016-15”), which seeks to reduce the existing diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The standard becomes effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact of adopting this standard on the consolidated financial statements and disclosures, but does not expect it to have a significant impact.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (“ASU 2016-18”). The update is effective for fiscal years beginning after December 15, 2017, including interim reporting periods within those fiscal years. Early adoption is permitted. The purpose of Update No. 2016-18 is to clarify guidance and presentation related to restricted cash in the statement of cash flows. The amendment requires beginning-of-period and end-of-period total amounts shown on the statement of cash flows to include cash and cash equivalents as well as restricted cash and restricted cash equivalents. The Company is currently evaluating the impact of adopting this standard on the consolidated financial statements and disclosures, but does not expect it to have a significant impact.

In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (“ASU 2017-04”), which removes Step 2 from the goodwill impairment test. It is effective for annual and interim periods beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment test performed with a measurement date after January 1, 2017. The Company is currently evaluating the impact of adopting this standard on the consolidated financial statements and disclosures, but does not expect it to have a significant impact.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, which clarifies the definition of a business to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The standard introduces a screen for determining when assets acquired are not a business and clarifies that a business must include, at a minimum, an input and a substantive process that contribute to an output to be considered a business. This standard is effective for fiscal years beginning after December 15, 2017, including interim periods within that reporting period. The Company is currently evaluating the impact of adopting this standard on the consolidated financial statements and disclosures, but does not expect it to have a significant impact.

4. Creabilis Acquisition

In December 2016, the Company entered into a Share Purchase Agreement to acquire the entire issued share capital of Creabilis. Pursuant to the acquisition of Creabilis, the Company obtained SNA-120, SNA-125 and the related intellectual property.

Upon closing, Creabilis became a direct wholly owned subsidiary in exchange for an upfront payment of approximately $212,000 in cash, 8,263,097 shares of Series A-3 convertible preferred stock with a fair value of $11,155,000, the settlement of $6,732,000 of liabilities, and contingent payments up to an aggregate of

Sienna Biopharmaceuticals, Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2016—(Continued)

$58,000,000 in a combination of cash and stock upon the achievement of certain development and approval milestones. In addition, the Company is obligated to make certain contingent payments up to an aggregate of $80,000,000 in cash upon the achievement of certain annual net sales thresholds and one time cash royalties of less than 1% of the amount by which annual net sales exceed each threshold in the year such threshold is achieved. Where milestone payments are required to be paid in stock, the number of shares will be determined based on the volume weighted average price of the common stock as reported on the applicable national exchange on which the shares are primarily traded and listed for the preceding 20 day trading period, or if the Company’s common stock is not publicly listed, the price per share of the Company’s convertible preferred stock issued in a bona fide equity financing.

The Company’s first contingent payment relates to the commencement of a confirmatory Phase 2b trial for SNA-120 or the one year anniversary of the agreement, whichever occurs first, pursuant to which the Company will become obligated to pay the former Creabilis stockholders $5,000,000, to be paid in shares of common stock. This payment will be offset by an adjustment to net working capital of $236,000 in accordance with the closing terms of the Share Purchase Agreement. The Company currently anticipates this $4,764,000 payment to become due in the fourth quarter of 2017.

The transaction has been accounted for as a business combination under the acquisition method of accounting. Accordingly, the tangible assets and identifiable intangible assets acquired and liabilities assumed have been recorded at fair value, with the remaining purchase price recorded as goodwill. The fair values of current assets and liabilities approximated their book or payoff value. The Company utilized a third party valuation firm to assist in the determination of the fair values of acquired assets and liabilities, which are based on preliminary cash flow projections and other assumptions. The fair values of acquired intangible assets were determined using several significant unobservable inputs for projected cash flows and discount rates as discussed in Note 5, “Identifiable Intangible Assets”. These inputs are considered Level 3 inputs under the fair value measurements and disclosure guidance.

The Company acquired tangible assets consisting of cash of $123,000, prepaid expenses and other current assets of $334,000, property and equipment of $6,000, financial investments of $3,000, and identifiable intangible assets of $42,254,000 related to in-process research and development. The Company assumed accounts payable of $201,000, accrued expenses of $420,000, accrued compensation of $266,000, and a deferred tax liability of $9,412,000 related to the acquisition of the in-process research and development assets in a non-taxable transaction. Accordingly, the net assets acquired amounted to $32,421,000, all of which are foreign denominated and subject to translation at each balance sheet date.

The agreement to pay the future milestones and potential one-time royalties resulted in the recognition of a contingent consideration liability, which is recognized at the inception of the transaction. Subsequent changes to the estimated amounts of contingent consideration to be paid will be recognized in the statement of operations. The fair value of the contingent consideration is based on preliminary cash flow projections, based on expected product sales, probabilities around the achievement of certain development, approval and sales milestones and other assumptions. Based on the assumptions, the fair value of the contingent consideration was determined to be $24,110,000 at the date of acquisition and at December 31, 2016. The fair value of the contingent consideration was determined by a third party valuation firm applying the income approach, using several significant unobservable inputs as discussed in Note 7, “Fair Value Measurements”. These inputs are considered Level 3 inputs under the fair value measurements and disclosure guidance.

The Company recorded a deferred tax liability for the non-deductible in-process research and development intangible assets acquired which resulted in goodwill in the amount of $9,788,000 on the date of acquisition.

Sienna Biopharmaceuticals, Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2016—(Continued)

Goodwill is foreign denominated and subject to translation at each balance sheet date and had a value of $9,698,000 at December 31, 2016. The change in fair value of $90,000 was recorded as a translation adjustment included in other comprehensive loss. Goodwill will not be amortized but will be tested at least annually for impairment. No impairment has been recognized as of December 31, 2016.

Unaudited pro forma operating results, assuming the acquisition of Creabilis had been made as of January 1, 2015, are as follows:

	Year Ended December 31,
	2015	2016
Revenues	$–	$–

Pro forma net loss (unaudited)	$(14,250,000)	$(25,377,000)

Pro forma net loss per share—basic and diluted (unaudited)	$(1.42)	$(2.55)

The unaudited pro forma financial information is presented for informational purposes only and is not indicative of the consolidated results of operations that would have been achieved if the acquisition had taken place at the beginning of fiscal 2015 through the date of acquisition on December 6, 2016. Creabilis results of operations were converted from GBP to USD using the average exchange rate of the period of 1.52855 and 1.35585, respectively, with no GAAP to IFRS adjustments required. The net loss per share is calculated based on the weighted average shares outstanding for the year ended December 31, 2015 and 2016 and excludes interest expense incurred by Creabilis, as these costs relate to notes which were fully satisfied as a result of the acquisition for amounts less than the total principal balance or converted into shares of Creabilis which were ultimately purchased by Sienna. In addition, the unaudited pro forma financial information does not attempt to project the future consolidated results of operations.

For the year ended December 31, 2016, Creabilis net loss included in the Company’s Consolidated Statement of Operations and Net Loss was $225,000. Additionally, $1,678,000 of transaction costs related to the acquisition are included in general and administrative expense for the year ended December 31, 2016.

5. Identifiable Intangible Assets

The Company’s only identifiable intangible assets were in-process research and development related to SNA-120 and SNA-125 as of December 31, 2016. The total intangible in-process research and development assets were recorded at an initial value of $42,254,000 as a result of the Company’s acquisition of Creabilis, are foreign denominated and subject to translation, and had a value of $41,863,000 as of December 31, 2016. The Company uses the income approach to derive the fair value of in-process research and development assets. This approach calculates fair value by estimating future cash flows attributable to the assets, using several unobservable inputs such as future revenues and expenses, time and resources need to complete development and probabilities of obtaining market approval, and then discounting these cash flows to a present value using a risk-adjusted discount rate commensurate with the Company’s cost of capital and expectation of the revenue growth for products at their life cycle stage. These inputs are considered Level 3 inputs under the fair value measurements and disclosure guidance.

Identifiable intangible assets are initially measured at their respective fair values and will not be amortized until commercialization. If commercialization occurs, intangible assets will be amortized over their estimated useful lives. In-process research and development assets were initially recognized at their fair value as

Sienna Biopharmaceuticals, Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2016—(Continued)

determined on the date of acquisition of December 6, 2016 and will be reviewed for impairment at least annually or whenever event of changes in circumstances indicate a potential impairment and upon regulatory approval resulting in the reclassification to a finite-lived intangible asset. No impairment has been recognized as of December 31, 2016. Changes in value as a result of translation adjustments are included in other comprehensive loss.

6. Property and Equipment

Property and equipment consisted of the following as of December 31, 2015 and 2016:

	Estimated Useful Life (in Years)	2015	2016
Lab equipment	5	$85,000	$236,000
Computer hardware	3	8,000	68,000
Capital lease equipment	3	46,000	46,000
Furniture and fixtures	5	30,000	43,000
Leasehold Improvements		–	20,000

Total		169,000	413,000
Less accumulated depreciation		(55,000)	(122,000)

Property and equipment, net		$114,000	$291,000

Leasehold improvements are depreciated over the lease term. Depreciation expense was $32,000 and $67,000 for the years ended December 31, 2015 and 2016, respectively.

7. Fair Value Measurements

We determine the fair value of financial and nonfinancial assets and liabilities using the fair value hierarchy, which describes three levels of inputs that may be used to measure fair value, as follows:

Level 1—Quoted prices in active markets for identical assets or liabilities;

Level 2—Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. These inputs either represent quoted prices for similar assets in active markets or have been derived from observable market data; and

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. These inputs reflect the Company’s own assumptions about the assumptions that market participants would use in pricing the assets or liabilities based on the best information available in the circumstances.

In certain cases where there is limited activity or less transparency around inputs to valuation, assets are classified as Level 3 within the valuation hierarchy.

Sienna Biopharmaceuticals, Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2016—(Continued)

The following tables set forth the fair value of the Company’s financial liabilities measured at fair value on a recurring basis based on the three-tier fair value hierarchy:

	December 31, 2015
	Level 1	Level 2	Level 3
Liabilities:
Success payment liability	$-	$-	$694,000

Total	$-	$-	$694,000

	December 31, 2016
	Level 1	Level 2	Level 3
Liabilities:
Success payment liability	$-	$-	$1,262,000
Contingent consideration	-	-	24,110,000

Total	$-	$-	$25,372,000

The following table sets forth a summary of the changes in the fair value of the Company’s Level 3 financial liabilities

	Embedded Derivative	Success Payment Liability	Contingent Consideration
Balance at December 31, 2014	$107,000	$-	$-
Additions	259,000	694,000	-
Settlement upon conversion	(366,000)	-	-

Balance at December 31, 2015	$-	$694,000	$-

Additions	-	-	24,110,000
Change in fair value due to remeasurement recorded in interest and other expense	-	568,000	-

Balance at December 31, 2016	$-	$1,262,000	$24,110,000

In connection with the acquisition of Creabilis, the Company acquired intangible in-process research and development assets which were recorded at fair value based on significant unobservable (Level 3) inputs. The fair value of in-process research and development (IPR&D) assets was determined by an independent third party valuation firm applying the income approach. This approach calculates fair value by estimating future cash flows attributable to the IPR&D assets using several significant unobservable inputs, including a risk adjusted discount rate commensurate with the perceived risk of the IPR&D assets of 20.5%, projected future revenues and expenses based on the cumulative probabilities of multiple scenarios with individual probabilities ranging from 0.3% to 22.5%, estimates of the timing of product development milestone payments ranging from 2017 to 2019 and estimates of the timing of approval related milestone payments anticipated in 2021. These intangible assets are not measured at fair value on a recurring basis but are subject to fair value measurement as part of the related impairment test.

The Company also agreed to pay additional amounts based on the achievement of certain development, approval and sales milestones. The valuation of contingent consideration uses assumptions the Company believes would be made by a market participant. The Company assesses these estimates on an on-going basis as additional

Sienna Biopharmaceuticals, Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2016—(Continued)

data impacting the assumptions is obtained. Contingent consideration may change significantly as development progresses and additional data is obtained, impacting the Company’s assumptions regarding probabilities of successful achievement of related milestones used to estimate the fair value of the liability and the timing in which they are expected to be achieved. In evaluating the fair value information, judgment is required to interpret the market data used to develop the estimates. The estimates of fair value may not be indicative of the amounts that could be realized in a current market exchange. Accordingly, the use of different market assumptions and/or different valuation techniques could result in materially different fair value estimates.

The fair value of the contingent consideration was determined by an independent third party valuation firm applying the income approach. This approach calculates fair value by estimating future cash flows attributable to the IPR&D assets using several significant unobservable inputs, including risk adjusted discount rates ranging from 4.58% to 17.9%, projected future revenues and expenses based on the cumulative probabilities of multiple scenarios with individual probabilities ranging from 0.3% to 22.5%, estimates of the timing of product development milestone payments ranging from 2017 to 2019 and estimates of the timing of approval related milestone payments anticipated in 2021. Significant increases or decreases in any of the probabilities of success and other inputs would result in a significantly higher or lower fair value measurement, respectively. There was no change in fair value from the date of acquisition, December 6, 2016 to year end December 31, 2016. In the future, any gain or expense on the change in fair value, will be recorded in general and administrative expense in the consolidated statements of operations.

In October 2015, as a result of an agreement in which the Company agreed to pay certain stockholders success payments if the stock price of the Company’s common stock reached certain thresholds, the Company recorded a success payment liability. The success payment liability was recorded at fair value based on significant unobservable inputs, as discussed in Note 9, “Success Payments”. There was no recorded change in fair value from the date of initial measurement of October 2015 to year end December 31, 2015 as it was de minimis. The change in fair value during the year ended December 31, 2016 of $568,000 was recorded to interest and other expense in the consolidated statement of operations. The valuation of the fair value of the success payment liability uses assumptions the Company believes would be made by a market participant and the Company assesses these estimates on an on-going basis as additional data impacting the assumptions is obtained. In evaluating the fair value information, judgement is required to interpret the market data used to develop the estimates. The use of different market assumptions and/or different valuation techniques could result in materially different fair value estimates. Significant increases or decreases in the probabilities of meeting the common stock price thresholds or in the timing or likelihood of achieving the triggering events and other inputs would result in a significantly higher or lower fair value measurement, respectively.

The in-process research and development intangible asset is not remeasured on a recurring basis. There were no material re-measurements to the fair value of the in-process research and development between the date of acquisition of December 6, 2016 and December 31, 2016. There were no transfers of assets or liabilities between the fair value measurement levels during the year ended December 31, 2016. The Company did not have any in-process research and development or contingent consideration at December 31, 2015.

8. Convertible Notes

In December 2014, March 2015 and May 2015, the Company issued $500,000 in convertible debt in three separate issuances each with an annual interest rate of 18% (collectively, “Convertible Notes”). Interest on the Convertible Notes was payable monthly. The outstanding principal and any accrued but unpaid interest were due and payable one year from the respective issue date, unless earlier converted. The Convertible Notes were

Sienna Biopharmaceuticals, Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2016—(Continued)

automatically convertible into shares of Series A-3 Preferred Stock upon the occurrence of a Qualified Financing at a per share price of 80% of the lowest price per share paid by the other purchasers of the Preferred Stock sold in such Qualified Financing (the “Qualified Financing Beneficial Redemption Feature”). A Qualified Financing represents a transaction or series of transactions pursuant to which the Company issues and sells shares of its Preferred Stock for aggregate proceeds of at least $2,000,000. In addition, the Convertible Notes were voluntarily convertible into shares of Series A-3 Preferred Stock upon the occurrence of a Non-Qualified Financing at a per share price of 80% of the lowest price per share paid by the other purchasers of the Preferred Stock sold in such Non-Qualified Financing (the “Non-Qualified Financing Beneficial Redemption Feature”). A Non-Qualified Financing represents a transaction or series of transactions pursuant to which the Company issues and sells shares of its equity securities that is not a Qualified Financing. In the event the Company were to be liquidated as the result of a merger or acquisition, the Convertible Notes were subject to immediate payoff of principal and interest with a premium of 100% of the outstanding principal (the “Liquidity Premium”). The Qualified Financing Beneficial Redemption Feature, Non-Qualified Financing Beneficial Redemption Feature and Liquidity Premium represent embedded features in the Convertible Notes which were bifurcated from the Convertible Notes and accounted for as separate financial instruments. The Company remeasured the value of the embedded features on a recurring basis, with the change in fair value, if any, reflected as other income (expense) in the consolidated statement of operations. In estimating the fair value of the embedded features at issuance, the Company engaged a third party valuation firm who used a scenario based model that incorporated a number of assumptions including the probabilities and timing of various possible outcomes. The fair value of the embedded features at issuance was $389,000 based on a discount rate of 30%. This resulted in a discount of $389,000 being allocated to the Convertible Notes which was amortized to interest expense in the consolidated statement of operations on an effective interest method from the date of issuance of each Convertible Note through October 2015 when a Qualified Financing occurred and the Convertible Notes were converted into shares of Series A-3 Preferred Stock. Interest expense recorded on the Convertible Notes in 2015 relating to discount accretion was $379,000.

In August 2015, the Company issued $12,000,000 in convertible debt (the “Additional Convertible Notes”) with an annual interest rate of 2%. The outstanding principal and any accrued but unpaid interest were due and payable one year from the respective issuance dates, unless earlier converted. Upon the occurrence of a Qualified Financing, the Additional Convertible Notes were automatically convertible into shares of capital stock identical to the shares issued by the Company in connection with such Qualified Financing at a per share price equal to the price per share paid by the purchasers of the capital stock sold in such Qualified Financing. A Qualified Financing represents a transaction or series of transactions pursuant to which the Company issues and sells shares of its capital stock for aggregate proceeds of at least $1,000,000.

As described in Note 12, “Stockholders’ Equity”, the Convertible Notes and the Additional Convertible Notes were converted into Series A-3 Preferred Stock upon the completion of the Company’s Series A-3 Preferred Stock Financing in October 2015, which constituted a Qualified Financing under the Convertible Notes and the Additional Convertible Notes.

9. Success Payment Liability

In October 2015, the Company entered into a letter agreement with certain stockholders pursuant to which the Company agreed to make success payments to such stockholders (the “Success Payment Agreement”). The agreement ends on the fifth anniversary in October 2020. Success payments are payable in cash or common stock at the Company’s sole discretion and will be owed in the event that the value of its common stock meets or exceeds certain specified share price thresholds on any of the following dates during the success payment period: (1) any date after the 90th day after the date on which the Company completes an initial public offering of its

Sienna Biopharmaceuticals, Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2016—(Continued)

common stock; (2) the date on which the Company sells, leases, transfers, or exclusively licenses all or substantially all of its assets to another company; and (3) the date on which the Company merges or consolidates with or into another entity (other than a merger in which the pre-merger stockholders own a majority of the shares of the surviving entity). In the case of an initial public offering, the success payments are triggered when the value of the Company’s common stock, as determined by the average daily volume-weighted average trading price per share over the preceding consecutive 90-day period, meets or exceeds the specified share price thresholds. In the case of an asset sale, license or sale of the Company, the success payment is triggered when the value of the Company’s common stock, as determined by the per share consideration paid in the transaction, is in excess of the specified share price thresholds.

The amount of the success payment is determined based on whether the value of the common stock of the Company meets or exceeds certain specified share price thresholds, subject to adjustment for any stock dividend, stock split, combination of shares, or other similar events. Each success payment and the associated share price threshold is ascending from $10.0 million payable at a share price threshold of $9.15 per share to $35.0 million payable at $12.20 per share and with a maximum payment of $60.0 million at a share price threshold of $18.30 per share. Each success payment is inclusive of any preceding payments, if previously made, such that the success payments to stockholders will not exceed $60.0 million in the aggregate.

Upon their issuance, the success payments did not require any future service to be provided by the recipients and as such, the success payments were accounted for under ASC 815, Derivatives and Hedging. Accordingly, the Company recorded an initial liability at fair value and will remeasure the liability each reporting period, with changes being recognized in the statement of operations. The fair value of the success payments liability was estimated based on a third party valuation using a model which simulates the future movement of stock prices based on several key variables. The following variables were incorporated in the estimated fair value of the success payment liability: estimated term of the success payments, fair value of common stock, expected volatility, risk-free interest rate, probabilities and dates of anticipated exit events on the basis of which payments may be triggered. The computation of expected volatility was estimated using a combination of available information about the historical volatility of stocks of similar publicly-traded companies for a period matching the expected term assumption. Based on this analysis, the Company recorded a liability of $694,000 upon execution of the success payments agreement in October 2015 and reflected this amount as general and administrative expense for the year ended December 31, 2015. The change in the fair value of the liability through December 31, 2015 was de minimis. During the year ended December 31, 2016, the Company recorded other expense of $568,000 due to remeasurement of the liability.

10. Commitments and Contingencies

Operating Lease

The Company entered into a 26 month lease obligation for office space in Carlsbad, California, effective May 1, 2015, expiring June 30, 2017. Although the lease contains a renewal option for an additional three-year term, the Company does not plan to renew. In May 2016, the Company entered into a 40 month lease obligation for office space in Westlake Village, California, which commenced in October 10, 2016, and terminates in February 29, 2020. The lease is subject to fixed rate escalation increases and included a period of free rent. As a result, the Company recognizes rent expense on a straight-line basis for the full amount of the commitment including the minimum rent increases over the life of the lease and the free rent period. The lease contains a

Sienna Biopharmaceuticals, Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2016—(Continued)

renewal period for a term of three years. Future minimum rental payments under the lease arrangements as of December 31, 2016, are as follows:

Year ending December 31:
2017	$188,000
2018	226,000
2019	233,000
2020	39,000
2021	–
Thereafter	–

Total minimum lease payments	$686,000

During the years ended December 31, 2015 and 2016, the Company incurred $50,000 and $210,000 for rent expense, respectively.

Capital Lease

The Company is obligated under a capital lease covering certain laser equipment which contains a purchase option at the end of the lease term. The gross amount of this equipment and related accumulated amortization recorded under the capital lease consisted of the following as of December 31, 2015 and 2016:

	2015	2016
Capital lease equipment	$46,000	$46,000
Less accumulated amortization	(27,000)	(43,000)

	$19,000	$3,000

Amortization of equipment held under capital lease is included within depreciation expense.

Future minimum capital lease payments as of December 31, 2016 are as follows:

Year ending December 31:
2017	$3,000

Total minimum lease payments	$3,000

The implied interest on the capital lease obligation is immaterial to the consolidated financial statements.

The Company has an exclusive license and supply agreement with nanoComposix, pursuant to which the Company owes minimum annual royalties of $50,000 or low single digit royalties on net sales of licensed products.

Contingencies

From time to time, the Company may be subject to various litigation and related matters arising in the ordinary course of business. The Company is currently not aware of any such matters where there is at least a reasonable probability that a material loss has been or will be incurred.

Sienna Biopharmaceuticals, Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2016—(Continued)

11. Related Party Transactions

Venvest Biotech, LLC

Dr. Beddingfield, the Company’s President and Chief Executive Officer and a member of the Company’s board of directors, is an advisor to Venvest Biotech, LLC, or Venvest, and is considered a non-managing member of Venvest. Dr. Beddingfield has an economic interest in any gain associated with the shares of the Company’s capital stock purchased by Venvest in the Company’s Series A-3 and Series B Preferred Stock financings. Dr. Beddingfield has no management or voting rights in respect of Venvest (including no voting or investment power with respect to shares of the Company’s capital stock held by Venvest). Upon the expiration of the lock-up period following the completion of the Company’s initial public offering (or other specified events), Venvest is required to distribute its holdings of the Company’s capital stock to its members in marketable securities (or in the case of other specified events, in cash or marketable securities). Following specified distributions to the other members of Venvest and subject to any applicable lock-up or other applicable trading restrictions, Dr. Beddingfield would be entitled to receive distributions in shares of the Company’s common stock with a market value of up to 20% of Venvest’s gains on the shares of the Company’s capital stock beneficially owned by Venvest.

Stock Purchase Rights

In January 2016, in connection with his commencement of employment with the Company, the Company’s board of directors granted Dr. Beddingfield, the Company’s Chief Executive Officer, the right to purchase 3,250,000 shares of the Company’s common stock for a purchase price of $0.40 per share, which the board of directors determined was the fair market value on the date of grant. With respect to 2,670,000 shares subject to the stock purchase right, 1/4th of the shares vest on the first anniversary of the grant, and 1/48th of the shares vest monthly thereafter, subject to Dr. Beddingfield continuing to provide services to the Company through each such vesting date. With respect to 290,000 shares subject to the stock purchase right, 50% of the shares vest on the first date the volume-weighted average trading price of the Company’s common stock equals or exceeds $12.10 per share, and 1/24th of the shares vest monthly thereafter, subject to Dr. Beddingfield continuing to provide services to the Company through each such vesting date. With respect to the remaining 290,000 shares subject to the stock purchase right, 50% of the shares vest upon achievement of a milestone related to clinical development, and 1/24th of the shares vest monthly thereafter, subject to Dr. Beddingfield continuing to provide services to the Company through each such vesting date. The Company determined that the stock purchase rights effectively represented an option and the fair value of the option was $0.5 million, which is being amortized as compensation expense over the performance period of the award with $0.1 million recognized as compensation expense for the year ended December 31, 2016.

In May 2016, Dr. Beddingfield exercised his stock purchase rights in full and purchased restricted stock that vests on the same schedule as the stock purchase rights by providing a promissory note to the Company in the principal amount of $1,300,000, with an interest rate of 1.43% per annum. The promissory note was considered to be substantively non-recourse and, as such, the issuance of the unvested restricted shares in exchange for the note continued to constitute a stock option for accounting purposes. As the promissory note is non-recourse, it is not reflected on the Company’s December 31, 2016 balance sheet. All of the shares subject to the award were unvested at December 31, 2016.

Sienna Biopharmaceuticals, Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2016—(Continued)

Success Payments

Todd Harris, the Company’s Head of Corporate Development and member of the Company’s board of directors, is a beneficiary of the Success Payments Agreement, as described in Note 9, “Success Payment Liability”, and will receive 25.22% of any related payouts.

12. Stockholders’ Equity

As of December 31, 2016, the authorized stock of the Company was 120,531,000 shares of common stock, $0.0001 par value per share, and 88,137,000 shares of preferred stock, $0.0001 par value per share, of which 2,333,000 shares are authorized as Series A-1 convertible preferred stock, 8,957,000 shares authorized as Series A-2 convertible preferred stock and 76,847,000 shares are authorized as Series A-3 convertible preferred stock.

Common and Preferred Stock Authorizations and Share Classes

During 2015, the Company had Series A and Series B convertible preferred stock outstanding with significant rights, privileges and preferences. In October 2015, the Company amended its certificate of incorporation to (i) increase the number of authorized shares of common stock to 68,138,000 shares, (ii) increase the number of authorized shares of preferred stock to 44,638,000, (iii) rename the existing Series A convertible preferred stock to “Series A-1” convertible preferred stock, (iv) rename the existing Series B convertible preferred stock to “Series A-2” convertible preferred stock, (v) decrease the number of authorized shares of Series A-2 convertible preferred stock to 8,957,000 shares, (vi) amend certain rights and privileges of the Series A-1 and Series A-2 convertible preferred stock, and (vii) create a new series of preferred stock, $0.0001 par value per share, consisting of 33,348,000 authorized shares, all of which are designated “Series A-3” convertible preferred stock.

In June 2016, the Company amended its certificate of incorporation to (i) increase the number of authorized shares of common stock to 85,000,000 shares, and (ii) increase the number of authorized shares of preferred stock to 52,605,000. The shares of preferred stock were divided into series; 2,333,000 shares were designated Series A-1 convertible preferred stock, 8,957,000 shares were designated Series A-2 convertible preferred stock and 41,315,000 shares were designated Series A-3 convertible preferred stock.

In December 2016, the Company amended its certificate of incorporation to (i) increase the number of authorized shares of common stock to 120,531,000 shares, and (ii) increase the number of authorized shares of preferred stock to 88,137,000. The shares of preferred stock were divided into series; 2,333,000 shares were designated Series A-1 convertible preferred stock, 8,957,000 shares were designated Series A-2 convertible preferred stock and 76,847,000 shares were designated Series A-3 convertible preferred stock.

Common Stock

Holders of common stock are entitled to one vote per share and, upon liquidation, dissolution, or winding up of the Company, are entitled to receive all assets available for distribution to stockholders. The holders have no preemptive or other subscription rights and there are no redemption or sinking fund provisions with respect to such shares. Common stock is subordinate to the preferred stock with respect to rights upon liquidation, dissolution, or winding up of the Company.

Sienna Biopharmaceuticals, Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2016—(Continued)

Shares of common stock reserved for future issuance are as follows as of December 31, 2015 and 2016:

	2015	2016
Common stock awards outstanding	–	3,365,000
Common stock awards available for grant	170,000	2,671,000
Convertible preferred stock, as converted into common stock	24,210,000	55,663,000

Total common shares reserved for future issuance	24,380,000	61,699,000

Convertible Preferred Stock

Prior to 2015, the Company had sold 2,333,000 shares of Series A-1 convertible preferred stock at $0.15 per share for proceeds of $350,000 and 8,956,000 shares of Series A-2 convertible preferred stock at $0.225 per share for proceeds of $2,015,000. In October 2015, the Company issued 4,131,000 shares of Series A-3 convertible preferred stock at a price of $1.2102 per share, for net proceeds of $4,742,000. This sale of Series A-3 convertible preferred stock represented a Qualified Financing transaction, as defined in Note 8, “Convertible Notes”, resulting in the automatic conversion of the outstanding principal and interest of the then outstanding Convertible Notes and Additional Convertible Notes into shares of Series A-3 convertible preferred stock. The Convertible Notes were converted into shares of Series A-3 convertible preferred stock at a conversion rate of $0.968 per share, or 80% of $1.2102. The Additional Convertible Notes were converted into shares of Series A-3 convertible preferred stock at a conversion rate of $1.2102 per share. The conversion resulted in the issuance of an additional 11,424,000 shares of Series A-3 convertible preferred stock.

As of December 31, 2015 and December 31, 2016, there were 2,189,000 shares of Series A-1 convertible preferred stock and 6,466,000 shares of Series A-2 convertible preferred stock outstanding. As of December 31, 2015 and December 31, 2016, there were 15,555,000 and 47,008,000 shares of Series A-3 convertible preferred stock outstanding, respectively.

In April 2017, the Company issued shares of Series B convertible preferred stock and, as part of this financing, amended the terms of all convertible preferred stock. See the description of the significant rights, privileges, and preferences of the Series A-1, Series A-2, Series A-3 and Series B convertible preferred stock, as amended, in Note 14, “Subsequent Events”.

Stock Repurchase

As part of the A-3 convertible preferred stock financing in October 2015, existing investors in various classes of shares were given a one-time option to sell up to 50% of their shares of the Company’s capital stock back to the Company. A portion of the proceeds from the Series A-3 convertible preferred stock financing was used to repurchase 6,046,000 shares of previously issued common stock and preferred stock at a repurchase price of $1.22 per share. Total proceeds used for the repurchase aggregated to $7,377,000, of which $4,136,000 was recorded to stock compensation expense, which represents the amount paid for the repurchases in excess of the fair market value of the shares based on share type, on the date of repurchase.

Stock Awards and Stock-Based Compensation

On October 8, 2010, the Company adopted the 2010 Equity Incentive Plan (the “Plan”) for the issuance of incentive and nonqualified stock options, stock appreciation rights, restricted stock, and restricted stock units, all for common stock, as determined by the Company’s board of directors to employees, directors and non-employee

Sienna Biopharmaceuticals, Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2016—(Continued)

consultants. A total of 2,000,000 shares of common stock were originally reserved for issuance under the Plan. On February 5, 2013, the Company’s board of directors increased the number of shares of common stock reserved for issuance under the Plan from 2,000,000 to 2,666,666. On June 20, 2013, the Company’s board of directors increased the number of shares of common stock reserved for issuance under the Plan from 2,666,666 to 3,000,000. On September 18, 2013, the Company’s board of directors increased the number of shares of common stock reserved for issuance under the Plan from 3,000,000 to 4,500,000. On December 31, 2014, the Company’s board of directors increased the number of shares of common stock reserved for issuance under the Plan from 4,500,000 to 5,500,000. On January 27, 2016, the Company’s board of directors increased the number of shares of common stock reserved for issuance under the Plan from 5,500,000 to 15,500,000. The terms of the stock awards pursuant to the Plan are determined by the Company’s board of directors. Stock awards pursuant to the Plan may be granted with exercise prices not less than the estimated fair value of the Company’s common stock on the date of grant. Under the Plan, incentive stock options granted to individuals owning more than 10% of the total combined voting power of all classes of stock (a 10% stockholder) are exercisable up to five years from the date of grant. The Plan provides that the exercise price of any incentive stock option granted to a 10% stockholder cannot be less than 110% of the estimated fair value of the common stock on the date of the grant. Except as set forth above, options granted under the Plan expire ten years from the date of the grant. The Company’s stock awards vest based on terms in the stock award agreements and generally vest over four years.

The fair value of each employee award granted during 2016 was estimated on the grant date using the Black-Scholes option-pricing model. There were no awards granted during 2015. The fair value of each non-employee option granted was estimated on the grant date and subsequently remeasured each reporting period using the Black-Scholes option-pricing model. The following assumptions were used for grant date fair value for the period ended December 31, 2016:

2016
Expected stock price volatility	46.72%–54.76%
Expected dividends yield	–%
Expected term (in years)	4–10
Risk-free interest rate	1.12%–2.42%

Due to limited historical data, the Company estimates stock price volatility based on the actual volatility of comparable publicly traded companies over the expected life of the award. The Company has never paid, and does not expect to pay dividends in the foreseeable future. The expected term represents the average time that awards that vest are expected to be outstanding. For employee awards that have an early exercise provision, the Company has sufficient information to utilize four years as an expected term. For awards without an early exercise provision, the Company does not have sufficient history of stock option exercises to estimate the expected term and, thus, calculates expected term using the simplified method, based on the midpoint between the average vesting date and the contractual term. For all non-employees, the expected term is equivalent to the contractual term of 10 years. The risk-free rate is based on the United States Treasury yield curve for the expected life of the option. The fair value of the common stock utilized in the fair value estimation of award arrangements has been determined by the Company’s board of directors, utilizing contemporaneous third party valuations. In accordance with ASU No. 2016-09, as early adopted, the Company has elected to record forfeitures as they occur and does not adjust its expense based on an estimated forfeiture rate.

Sienna Biopharmaceuticals, Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2016—(Continued)

The table below summarizes the stock option activity for the years ended December 31, 2015 and 2016:

	Number of Shares	Weighted Average Exercise Price Per Share	Aggregate Intrinsic Value
Outstanding at December 31, 2014	5,330,000	$0.03	$–
Granted	–	–	–
Exercised	(5,330,000)	0.03	–

Outstanding at December 31, 2015	–	–	–
Granted	5,988,000	$0.40	–
Exercised	(2,185,000)	0.40	$87,000
Forfeited	(438,000)	0.40	–

Outstanding at December 31, 2016	3,365,000	$0.40	$1,413,000

Exercisable at December 31, 2016	308,000	$0.40	$129,000

The Company granted non-employees options to purchase 380,000 shares of its common stock during the year ended December 31, 2016, which are included in the stock option activity above. The Company did not grant any non-employee options in 2015.

Non-cash stock-based compensation expense recorded during the years ended December 31, 2015 and 2016 is as follows:

	Year Ended December 31,
	2015	2016
Research and development	$8,000	$104,000
General and administrative	103,000	254,000

	$111,000	$358,000

As of December 31, 2016, there was $1,343,000 of unrecognized compensation expense related to unvested employee stock award agreements, which is expected to be recognized over a weighted-average period of approximately 2.95 years. For stock option awards subject to graded vesting, we recognize compensation cost on a straight-line basis over the service period for the entire award.

The weighted-average grant date fair value of all stock options granted during the years ended December 31, 2016 was $0.20. The weighted-average remaining contractual life of options outstanding at December 31, 2016 is 9.34 years. The total fair value of the shares vested during 2016 was $88,000. Additionally, stock compensation expense includes $48,000 related to non-employee option grants during the year ended December 31, 2016.

On June 16, 2015, the Company amended all of its then-outstanding and unvested option awards to accelerate the right to exercise in anticipation of a financing event. All options were then exercised. All shares for which the related option was unvested prior to the amendment date became subject to the terms of a restricted stock purchase agreement. The agreement stated that if the individual ceased to be a service provider for any reason, the Company had the right and option to repurchase the shares within ninety days from the termination date at the original exercise price of the option. The Company’s right and option to repurchase those shares lapsed in accordance with the original vesting schedule of the option grant. Additionally, a few options were

Sienna Biopharmaceuticals, Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2016—(Continued)

modified to accelerate vesting and as a result of this modification, the Company recognized incremental compensation expense of $36,000 in 2015. For all options that were early exercised where shares remained unvested, the Company recognized a liability to account for potential repurchases. The liability is accreted to equity as the repurchase restriction lapses. On October 8, 2015, a majority of the remaining unvested option awards were accelerated, in accordance with the terms of their existing change in control provisions, as part of the change in control relating to the Series A-3 Preferred Stock financing and all remaining unamortized stock compensation was recognized in full. The remainder of the corresponding early exercise liability was reversed as remaining unvested shares had vested by December 31, 2015.

The Plan allows the Company to grant to employees the right to exercise stock options in exchange for cash before the requisite service was provided (e.g., before the award is vested under its original terms); however, such arrangements permit the Company to subsequently repurchase such shares at the exercise price if the employee ceases to be a service provider. Such an exercise is not substantive for accounting purposes. Therefore, the payment received for the exercise price is recognized as an early exercise liability in the consolidated balance sheets and will be transferred to common stock and additional paid-in capital as such shares vest. As of December 31, 2016, 5,264,000 unvested shares were legally issued but are not considered outstanding for accounting purposes and are therefore excluded from basic and diluted net loss per share until the repurchase right lapses and the shares are no longer subject to the repurchase feature. In connection with these unvested shares, the Company has recorded an early exercise liability as of December 31, 2016, of $816,000, of which $372,000 is included in other current liabilities and $444,000 is included in other non-current liabilities in the consolidated balance sheet.

13. Income Taxes

The amount of loss before taxes:

	Year Ended
	December 31,
	2015	2016
U.S. loss before taxes	$(11,294,000)	$(20,937,000)
Foreign loss before taxes	-	(225,000)

Loss before income taxes	$(11,294,000)	$(21,162,000)

The Company had no income tax expense for the years ended December 31, 2015 and 2016.

Sienna Biopharmaceuticals, Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2016—(Continued)

A reconciliation of the federal statutory income tax rate to the Company’s effective income tax rate is as follows:

	Year Ended
	December 31,
	2015	2016
Tax computed at federal statutory rate	$(3,953,000)	$(7,407,000)
State income taxes, net of federal tax benefit	(84,000)	(679,000)
Rate difference on non-US earnings	-	33,000
Research and development credits	(78,000)	(359,000)
Non-deductible interest and other expense	138,000	199,000
Success payment expense	243,000	-
Repurchased shares	1,447,000	-
Valuation allowance	2,284,000	7,582,000
Transaction costs	-	587,000
Other	3,000	44,000

Provision for income taxes	$-	$-

The components that comprise the Company’s net deferred tax assets at December 31 consist of the following:

	2015	2016
Deferred tax assets:
Net operating loss carryforwards	$1,605,000	$12,950,000
Amortization	1,593,000	6,035,000
Stock-based compensation	180,000	298,000
R&D credit carryforwards	78,000	437,000
Accrued expense	-	289,000
Other	5,000	3,000

Total deferred tax assets	$3,461,000	$20,012,000

Deferred tax liabilities:
Foreign intangibles	$-	$(9,325,000)

Total deferred tax liabilities	$-	$(9,325,000)

Net deferred tax assets	$3,461,000	$10,687,000
Valuation allowance	(3,461,000)	(20,012,000)

Net deferred tax liabilities	$-	$(9,325,000)

Realization of the future tax benefits is dependent on the Company’s ability to generate sufficient taxable income within the carryforward period. Management periodically evaluates the recoverability of the deferred tax assets and assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. Because of the Company’s recent history of operating losses, management believes the future benefits of deferred tax assets are not likely to be realized. Based on the weight of all evidence, including a history of operating losses and the Company’s ability to generate future

Sienna Biopharmaceuticals, Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2016—(Continued)

taxable income to realize these assets, management has determined that it is more likely than not that the net deferred tax assets will not be realized and a full valuation allowance has been established to offset the net deferred tax asset. The Company’s valuation allowance increased by approximately $2,284,000 and $16,551,000 during 2015 and 2016. Additionally, the Company has recorded a deferred tax liability of $9,325,000 related to the acquisition of in-process research and development assets in a non-taxable transaction. This deferred tax liability cannot be assumed to be a source of future income to provide benefit to our deferred tax assets given the uncertainties as to the timing of its realization.

As of December 31, 2016, the Company had federal net operating loss carryforwards of approximately $11,200,000, and state net operating loss carryforwards of approximately $11,200,000 and foreign net operating loss carryforwards of $40,000,000 which may be available to offset future taxable income for tax purposes. The federal net operating loss will expire between 2030 and 2036 and the state net operating loss carryforwards will expire between 2030 and 2036, and the foreign net operating loss carryforwards indefinitely. In addition, the Company also had federal credit carryforwards of approximately $400,000 as of December 31, 2016, which may be available to offset future tax liabilities. The federal credits will expire between 2030 and 2036.

Utilization of the net operating loss carryforwards may be subject to substantial annual limitations due to ownership change limitations that may have occurred or that could occur in the future, as required by Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), as well as similar state provisions. These ownership changes may limit the amount of net operating loss carryforwards that can be utilized annually to offset future taxable income and tax, respectively. In general, an “ownership change” as defined by Section 382 of the Code results from a transaction or series of transactions over a three-year period resulting in an ownership change of more than 50 percentage points of the outstanding stock of a company by certain stockholders or public groups.

The Company has not completed a study to assess whether an ownership change has occurred. If the Company has experienced an ownership change, utilization of the net operating loss carryforwards would be subject to an annual limitation under Section 382 of the Code. Any limitation may result in expiration of a portion of the net operating loss carryforwards before utilization. Due to the existence of the valuation allowance, future changes in the Company’s unrecognized tax benefits will not impact its effective tax rate. Any carryforwards that will expire prior to utilization as a result of such limitations will be removed from deferred tax assets with a corresponding reduction of the valuation allowance.

The following table summarizes the changes in the amount of our unrecognized tax benefits:

Unrecognized tax benefits at December 31, 2014	$-
Increase / (Decrease) for prior year tax positions	-
Increase for current year tax positions	402,000

Unrecognized tax benefits at December 31, 2015	402,000
Increase / (Decrease) for prior year tax positions	-
Increase for current year tax positions	582,000

Unrecognized tax benefits at December 31, 2016	$984,000

Any uncertain tax positions would be related to tax years that remain open and subject to examination by the relevant tax authorities. The Company has no liabilities related to uncertain tax positions, but does have

Sienna Biopharmaceuticals, Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2016—(Continued)

unrecognized benefits of $984,000 which have been recorded as a direct reduction to the deferred tax asset as of the year ended December 31, 2016. At December 31, 2015 and 2016, the Company had unrecognized tax benefits of $402,000 and $984,000, respectively. The Company does not expect any significant increases or decreases to the Company’s unrecognized tax benefits within the next 12 months. If recognized, none of the unrecognized tax benefits would impact the Company’s effective tax rate due to the existence of the valuation allowance. The Company is subject to U.S. federal tax authority examinations and U.S. state tax authority examinations for all years with the net operating loss and credit carryforwards. At December 31, 2016, the Company has not accrued for interest or penalties associated with unrecognized tax liabilities. In subsequent periods, any interest and penalties related to uncertain tax positions will be recognized as a component of income tax expense.

14. Subsequent Events

Convertible Promissory Note Financing

In January 2017, the Company entered into a note purchase agreement pursuant to which the Company issued, in two tranches, subordinated convertible promissory notes (the “Series B Bridge Notes” and together with the note purchase agreement, the “Series B Bridge Note Agreements”) in an aggregate principal amount of $3,906,000. The Series B Bridge Notes provided for an annual interest rate of 6.0% and a maturity date of January 27, 2018. Under the terms of the Series B Bridge Note Agreements, under certain circumstances, the unpaid principal of the Series B Bridge Notes, including any accrued but unpaid interest thereon, would convert into shares of convertible preferred stock upon the closing of a future preferred stock financing that met specified criteria. Such conversion would be at a 15% discount to the per share price of the convertible preferred stock sold in the financing. In April 2017, in connection with the Company’s Series B convertible preferred stock financing, the outstanding principal under the Series B Bridge Notes, plus $34,000 of accrued interest, converted into an aggregate of 2,224,000 shares of Series B convertible preferred stock at a rate of $1.7719 per share and the Series B Bridge Notes were cancelled.

Series B Convertible Preferred Stock Financing

In April 2017, the Company issued an aggregate of 17,524,000 shares of our Series B convertible preferred stock at a price per share of $2.0846 for aggregate proceeds to us of $36,532,000, exclusive of 2,224,000 shares of Series B convertible preferred stock issued upon conversion of the Series B Bridge Notes as described under the heading “Convertible Promissory Note Financing” above.

The significant rights, privileges and preferences of all series of convertible preferred stock, as amended in connection with the Series B convertible preferred stock financing, are as follows:

Voting

Except as otherwise provided by law, or as otherwise set forth below, the holders of shares of Series A-1, Series A-2, Series A-3, and Series B convertible preferred stock vote together with holders of common stock as a single class on all actions to be taken by the stockholders of the Company. Each holder of convertible preferred stock shall be entitled to the number of votes equal to the number of shares of common stock into which the shares of convertible preferred stock held by such holder could be converted as of the record date, except that the holders of shares of all series of convertible preferred stock vote as a separate class on the following: (i) the liquidation, dissolution or winding up of the Company, or any merger consolidation or liquidation event, (ii) the amendment, alteration or repeal of provisions to the Company’s certificate of incorporation or bylaws, (iii) the

Sienna Biopharmaceuticals, Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2016—(Continued)

creation, authorization or issuance of or obligation to issue a new class or series of shares having rights, preferences, or privileges senior to or on parity with the Series B convertible preferred stock, or the increase in the authorized number of shares of convertible preferred stock, (iv) the reclassification, alteration or amendment of any existing security of the Company if such reclassification, alteration or amendment would render such security senior to, or on par with, the rights, preferences or privileges of any series of convertible preferred stock with respect, (v) the purchase or redemption of, or the payment or declaration of any dividend or distribution on, any shares of capital stock of the Company (except for dividends or other distributions payable on common stock solely in the form of shares of common stock, or repurchases of stock from former service providers of the Company in connection with the cessation of service at the lower of the original purchase price or the then-current fair market value), (vi) the creation, authorization or issuance of any debt security other than debt securities approved by the Company’s board of directors, (vii) the creation of, or holding capital in, any subsidiary that is not wholly owned by the Company, or the sale, transfer or other disposition of any capital stock of any direct or indirect subsidiary of the Company, or permitting any subsidiary to dispose of all or substantially all of such subsidiary’s assets, or (viii) the increase or decrease of the authorized number of directors constituting the board of directors.

Election of Directors

The Company’s board of directors consists of eight members. The holders of a majority of the shares of Series A-3 convertible preferred stock, exclusively and as a separate class, are entitled to elect two members to the Company’s board of directors. The holders of a majority of the shares of Series A-2 convertible preferred stock, exclusively and as a separate class, are entitled to elect one member to the Company’s board of directors. The holders of a majority of the shares of common stock, exclusively and as a separate class, are entitled to elect one member to the Company’s board of directors. The remaining members of the Company’s board of directors are elected by the holders of the Company’s common stock and preferred stock voting together.

Liquidation Preference

In the event of any liquidation, dissolution, or winding up of the Company, the holders of the outstanding shares of preferred stock are entitled to receive a per share amount equal to the original purchase price plus any declared but unpaid dividends in preference to the holders of common stock, on a pari passu basis. Following the payment of this liquidation amount, any remaining assets will be distributed ratably to the holders of common stock.

Conversion Rights

Each share of Series A-1, Series A-2, Series A-3 and Series B convertible preferred stock is convertible, at the option of the holder, at any time after the date of issuance, into shares of common stock at the then-effective conversion ratio for the applicable series of preferred stock. In addition, each share of Series A-1, Series A-2, Series A-3 and Series B convertible preferred stock shall be automatically converted into shares of common stock at the then-effective conversion ratio for the applicable series of preferred stock (i) in the event that the holders of a majority of the outstanding shares of preferred stock consent to such conversion, or (ii) upon the closing of the sale of shares of common stock in a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $50,000,000 of gross proceeds to the Company.

Sienna Biopharmaceuticals, Inc.

Notes to Consolidated Financial Statements

December 31, 2015 and 2016—(Continued)

Dividends

Dividends are payable to holders of Series A-1, Series A-2, A-3 and Series B convertible preferred stock on an as-if-converted to common stock basis only when, as and if declared by the Company’s board of directors.

Sienna Biopharmaceuticals, Inc.

Consolidated Balance Sheets

	December 31,	March 31,	Pro forma Stockholders’ Equity as of March 31,
	2016	2017	2017
		(unaudited)	(unaudited)
Assets
Current assets:
Cash	$9,091,000	$6,843,000
Restricted cash	109,000	109,000
Prepaid expenses	1,229,000	1,447,000
Other current assets	94,000	124,000

Total current assets	10,523,000	8,523,000
Property and equipment, net	291,000	315,000
In-process research and development	41,863,000	42,658,000
Goodwill	9,698,000	9,957,000
Other assets	2,000	3,000

Total assets	$62,377,000	$61,456,000

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$1,691,000	$4,954,000
Other accrued personnel costs	959,000	555,000
Notes payable, net of discount	-	3,290,000
Other accrued expenses	2,097,000	1,166,000
Contingent consideration, current portion	4,764,000	4,003,000
Early exercise liability, current portion	372,000	250,000

Total current liabilities	9,883,000	14,218,000
Contingent consideration—net of current portion	19,346,000	21,497,000
Early exercise liability—net of current portion	444,000	368,000
Success payment liability	1,262,000	2,314,000
Deferred tax liability	9,325,000	9,502,000

Total liabilities	40,260,000	47,899,000
Commitments and contingencies (Note 10)
Stockholders’ equity:
Series A-1 Preferred stock, $0.0001 par value, 2,333,000 shares authorized and 2,189,000 issued and outstanding at December 31, 2016 and March 31, 2017, no shares issued and outstanding pro forma (unaudited)	328,000	328,000	-
Series A-2 Preferred stock, $0.0001 par value, 8,957,000 shares authorized and 6,466,000 issued and outstanding at December 31, 2016 and March 31, 2017, no shares issued and outstanding pro forma (unaudited)	1,455,000	1,455,000	-
Series A-3 Preferred stock, $0.0001 par value, 76,847,000 shares authorized and 47,008,000 issued and outstanding at December 31, 2016 and March 31, 2017, no shares issued and outstanding pro forma (unaudited)	57,734,000	57,734,000	-
Common stock, $0.0001 par value, 120,531,000 shares authorized, 15,354,000, 15,397,000 and 71,060,000 shares issued and 10,089,000, 11,380,000 and 67,043,000 outstanding at December 31, 2016, March 31, 2017 and pro forma (unaudited), respectively	1,000	1,000	7,000
Additional paid-in capital	(1,683,000)	(907,000)	58,604,000
Accumulated other comprehensive (loss) income	(366,000)	405,000	405,000
Accumulated deficit	(35,352,000)	(45,459,000)	(45,459,000)

Total stockholders’ equity	22,117,000	13,557,000	13,557,000

Total liabilities and stockholders’ equity	$62,377,000	$61,456,000	$61,456,000

See accompanying notes.

Sienna Biopharmaceuticals, Inc.

Consolidated Statement of Operations and Comprehensive Loss

	(unaudited)
	Three Months Ended March 31,
	2016	2017
Operating expenses:
Research and development	$1,935,000	$4,917,000
General and administrative	1,994,000	4,076,000

Total operating expenses	3,929,000	8,993,000

Loss from operations	(3,929,000)	(8,993,000)
Other income	92,000	5,000
Interest and other expense	-	(1,165,000)

Net loss before taxes	(3,837,000)	(10,153,000)
Income tax benefit	-	46,000

Net loss	$(3,837,000)	$(10,107,000)

Other comprehensive loss:
Cumulative translation adjustment	-	771,000

Comprehensive loss	$(3,837,000)	$(9,336,000)

Per share information:
Net loss, basic and diluted	$(0.39)	$(0.90)

Basic and diluted weighted average shares outstanding	9,887,000	11,195,000

Pro forma net loss, basic and diluted (unaudited)		$(0.15)

Basic and diluted pro forma weighted average shares outstanding (unaudited)		66,858,000

See accompanying notes.

Sienna Biopharmaceuticals, Inc.

Consolidated Statements of Cash Flows

	(unaudited) Three Months Ended March 31,
	2016	2017
Operating activities
Net loss	$(3,837,000)	$(10,107,000)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	12,000	26,000
Amortization of debt discount	-	86,000
Stock-based compensation	74,000	133,000
Fair value of success payment liability	(40,000)	1,052,000
Fair value of contingent consideration	-	1,390,000
Non-cash interest expense	-	27,000
Changes in assets and liabilities:
Prepaid expenses and other current assets	(160,000)	(248,000)
Accounts payable and other accrued liabilities	1,226,000	1,637,000

Net cash used in operating activities	(2,725,000)	(6,004,000)

Investing activities
Investment in property and equipment	(31,000)	(50,000)

Net cash used in investing activities	(31,000)	(50,000)

Financing activities
Proceeds from issuance of common stock, net of early exercise liability	-	6,000
Proceeds from issuance of convertible promissory notes	-	3,906,000
Proceeds from Series A-3 financing	4,947,000	-

Net cash provided by financing activities	4,947,000	3,912,000

Effect of exchange rate changes on cash	-	(106,000)
Net increase (decrease) in cash	2,191,000	(2,248,000)
Cash at beginning of period	4,962,000	9,091,000

Cash at end of period	$7,153,000	$6,843,000

Supplemental disclosure of non-cash investing and financing activities:

Shares issued for services	55,000	-

See accompanying notes.

Sienna Biopharmaceuticals, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2016 and 2017

1. Organization and Description of Business

Sienna Biopharmaceuticals, Inc., formerly Sienna Labs, Inc., (the “Company” or “Sienna”), was incorporated on July 27, 2010, under the laws of the State of Delaware and is headquartered in Westlake Village, California. The Company is a clinical-stage biopharmaceutical company focused on bringing innovations in biotechnology to the discovery, development and commercialization of first-in-class, targeted, topical products in medical dermatology and aesthetics.

2. Liquidity Risks

The Company has incurred operating losses and has an accumulated deficit as a result of ongoing efforts to develop product candidates, including conducting preclinical and clinical trials and providing general and administrative support for these operations. The Company had an accumulated deficit of $35,352,000 and $45,459,000 as of December 31, 2016 and March 31, 2017, respectively. The Company had net losses of $3,837,000 and $10,107,000 for the three months ended March 31, 2016 and 2017, respectively, and net cash used in operating activities of $2,725,000 and $6,004,000 for the three months ended March 31, 2016 and 2017, respectively.

The Company has historically financed its operations primarily through private equity issuances and debt offerings. The Company had cash of $9,091,000 and $6,843,000 at December 31, 2016 and March 31, 2017, respectively. In addition, Company received additional funding in connection with a financing subsequent to quarter end (see Note 14, “Subsequent Events”). These amounts will fund operations through at least the next twelve months based on the expected cash burn rate. The Company will be required to raise additional capital to fund future operations through the sale of its equity securities, incurring debt, entering into licensing or collaboration agreements with partners, grants or other sources of financing. If the Company is unable to obtain additional funding from these or other sources when needed, or to the extent needed, it may be necessary to significantly reduce its current rate of spending through reductions in staff and delaying, scaling back, or stopping certain research and development programs. Insufficient liquidity may also require the Company to relinquish rights to product candidates at an earlier stage of development or on less favorable terms to it or its stockholders than the Company would otherwise choose.

3. Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Unaudited Interim Consolidated Financial Statements

The interim consolidated balance sheet as of March 31, 2017 and the consolidated statements of operations and comprehensive loss, and the consolidated statements of cash flows for the three months ended March 31, 2016 and 2017 are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position as of March 31, 2017 and its results of operations and cash flows for the three months ended March 31, 2016 and 2017. The financial data and the other financial information disclosed in these notes to the financial statements related to the three-month periods are also unaudited. The results of operations for the three months ended March 31, 2017 are not necessarily indicative of the results to be expected for the year ending

Sienna Biopharmaceuticals, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2016 and 2017—(Continued)

December 31, 2017 or for any other future annual or interim period. The consolidated balance sheet as of December 31, 2016 included herein was derived from the audited consolidated financial statements as of that date. These unaudited interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements included elsewhere in this prospectus.

Unaudited Pro Forma Information

Immediately prior to the consummation of this offering, all outstanding shares of convertible preferred stock will automatically convert into common stock. Unaudited pro forma balance sheet information as of March 31, 2017 assumes the conversion of all outstanding convertible preferred stock as of that date into 55,663,000 shares of common stock. The unaudited pro forma loss per share of common stock for the three months ended March 31, 2017 was computed using the weighted average number of shares of common stock outstanding, including the pro forma effect of the conversion of all outstanding shares of convertible preferred stock into shares of common stock, as if such conversion had occurred at the beginning of the respective periods.

Principles of Consolidation

The consolidated financial statements include the accounts of Sienna Biopharmaceuticals, Inc. and results of its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated. The results of the subsidiaries’ operations were insignificant in the three months ended March 31, 2016 and 2017.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts and disclosures reported in the consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates. Management considers many factors in selecting appropriate financial accounting policies and controls, and in developing the estimates and assumptions that are used in the preparation of these consolidated financial statements. Management must apply significant judgment in this process. In addition, other factors may affect estimates, including: expected business and operational changes, sensitivity and volatility associated with the assumptions used in developing estimates and whether historical trends are expected to be representative of future trends. The estimation process often may yield a range of potentially reasonable estimates of the ultimate future outcomes and management must select an amount that falls within that range of reasonable estimates. The most significant estimates in the Company’s consolidated financial statements relate to equity awards, success payment liability, clinical trial accruals and the valuation of the in-process research and development and contingent liabilities acquired as part of the Creabilis purchase. Although these estimates are based on the Company’s knowledge of current events and actions it may undertake in the future, actual results may ultimately materially differ from these estimates and assumptions.

Fair Value Measurements

The Company’s financial instruments, in addition to those presented in Note 7, “Fair Value Measurements”, include cash, restricted cash, accounts payable, and accrued liabilities. The carrying amount of cash, restricted cash, accounts payable and accrued liabilities approximate fair value because of the short-term nature of these instruments.

In-process Research and Development and Goodwill

Intangible assets acquired in a business combination are recognized separately from goodwill and are initially recognized at their fair value at the acquisition date (which is regarded as their cost). Intangible assets

Sienna Biopharmaceuticals, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2016 and 2017—(Continued)

related to in-process research and development are treated as indefinite lived intangible assets and not amortized until they become definite lived assets upon regulatory approval. At that time, the Company will determine the useful life of the asset and begin amortization. Indefinite lived intangible assets are reviewed for impairment at least annually or if indicators of potential impairment exist. There were no impairments of intangible assets for the year ended December 31, 2016 and the three months ended March 31, 2017.

Goodwill represents the excess of the purchase price over the estimated fair value of the identifiable assets acquired and liabilities assumed in a business combination. The Company evaluates goodwill for impairment annually and upon the occurrence of triggering events or substantive changes in circumstances that could indicate a potential impairment. An impairment loss is recognized when the fair value of the reporting unit to which the goodwill relates is below its carrying value for the difference between the fair value and its carrying amounts. There was no impairment of goodwill for the year ended December 31, 2016 and the three months ended March 31, 2017.

Research and Development Costs

Research and development costs are expensed as incurred. These costs include direct program expenses, which are payments made to third parties that specifically relate to the Company’s research and development, such as payments to clinical research organizations, clinical investigators, manufacturing of clinical material, pre-clinical testing and consultants. In addition, employee costs (salaries, payroll taxes, benefits, stock based compensation and travel) for employees contributing to research and development activities are classified as research and development costs.

Stock-Based Compensation

The Company measures employee and director stock-based compensation expense for all stock based awards at the grant date based on the fair value measurement of the award. The expense is recorded on a straight-line basis over the requisite service period, which is generally the vesting period, for the entire award. Expense is adjusted for actual forfeitures of unvested awards as they occur. The Company calculates the fair value measurement of stock options using the Black-Scholes valuation model.

The Company accounts for stock options issued to non-employees in accordance with the provisions of ASC 505-50, Equity-Based Payments to Non-employees, which requires valuing the stock options on their grant date and re-measuring such stock options at the current fair value at the end of each reporting period until they vest.

Clinical Trial Accruals

As part of the process of preparing its consolidated financial statements, the Company is required to estimate its expenses resulting from its obligations under contracts with vendors and consultants and clinical site agreements in connection with conducting clinical trials. The financial terms of these contracts are subject to negotiations which vary from contract to contract and may result in payment flows that do not match the periods over which materials or services are provided to the Company under such contracts. The Company’s objective is to reflect the appropriate trial expenses in its consolidated financial statements by matching those expenses with the period in which services and efforts are expended. The Company accounts for these expenses according to the progress of the trial as measured by patient progression and the timing of various aspects of the trial. The Company determines accrual estimates through financial models taking into account discussion with applicable personnel and outside service providers as to the progress or state of consummation of trials, or the services completed. During the course of a clinical trial, the Company adjusts its rate of clinical expense recognition if

Sienna Biopharmaceuticals, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2016 and 2017—(Continued)

actual results differ from its estimates. The Company makes estimates of its accrued expenses as of each balance sheet date in its consolidated financial statements based on the facts and circumstances known at that time. Although the Company does not expect its estimates to be materially different from amounts actually incurred, its understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in the Company reporting amounts that are too high or too low for any particular period. Through March 31, 2017, there have been no material adjustments to the Company’s prior period estimates of accrued expenses for clinical trials. The Company’s clinical trial accrual is dependent in part upon the timely and accurate reporting of contract research organizations and other third-party vendors.

Prepaid expenses and other current assets include prepaid clinical trial costs of $936,000 and $736,000 as of December 31, 2016 and March 31, 2017, respectively.

Basic and Diluted Net Loss Per Common Share

Basic net loss per common share is computed by dividing the net loss by the weighted average number of common shares outstanding during the period, excluding the effects of converting preferred stock, stock options and unvested restricted stock outstanding. Diluted net loss per common share is computed by dividing the net loss by the sum of the weighted average number of common shares outstanding during the period plus the potential dilutive effects of convertible preferred stock, convertible notes, stock options and unvested restricted stock outstanding during the period calculated in accordance with the treasury stock method. Because the impact of these items is anti-dilutive during periods of net loss, there was no difference between the weighted average number of shares used to calculate basic and diluted net loss per common share for the three months ended March 31, 2016 and 2017. The calculation of weighted average diluted shares outstanding excludes the dilutive effect of convertible preferred stock, convertible notes, stock options and unvested restricted stock, as the impact of such items are anti-dilutive during periods of net loss. Shares excluded from the calculation were 28,469,000 and 63,615,000 at March 31, 2016 and 2017, respectively.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred taxes are recognized based on the differences between financial statement and income tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The Company has provided a full valuation allowance on its deferred tax assets. The provision for income taxes represents the current tax payable for the period and the change during the period in deferred tax assets and liabilities. The Company recognizes the effect of an income tax position only if, based on its merits, the position is more likely than not to be sustained on audit by the taxing authorities. Interest and penalties related to uncertain tax positions are recorded as income tax expense.

Foreign currency translation

The net assets of international subsidiaries where the local currencies have been determined to be the functional currencies are translated into U.S. dollars using current exchange rates. These include the entities acquired as part of the Creabilis acquisition (see Note 4, “Creabilis Acquisition”). As part of this transaction, the Company acquired entities in the United Kingdom, denominated in British pounds, and Italy and Luxembourg, denominated in euros. The U.S. dollar effects that arise from translating net assets of these subsidiaries at changing rates are recognized in other comprehensive loss. The earnings or loss of these subsidiaries are translated into U.S. dollars using average exchange rates for the periods.

Sienna Biopharmaceuticals, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2016 and 2017—(Continued)

Recently Issued Accounting Standards

Accounting Pronouncements Adopted

In November 2015, the FASB issued ASU No. 2015-7, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, which updated and simplified the presentation of deferred income taxes. Current generally accepted accounting principles require an entity to separate deferred income tax liabilities and assets into current and noncurrent amounts in a classified statement of financial position. To simplify the presentation of deferred income taxes, the amendments in this update require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2016 and interim periods within those annual periods. Earlier application is permitted. The adoption of this standard did not have a material impact on the consolidated financial statements and disclosures.

In January 2017, the FASB issued ASU 2017-04: “Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment” (“ASU 2017-04”), which removes Step 2 from the goodwill impairment test. It is effective for annual and interim periods beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed with a measurement date after January 1, 2017. The adoption of this standard did not have a material impact on the consolidated financial statements and disclosures.

Accounting Pronouncements Being Evaluated

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) which amended the existing accounting standards for revenue recognition. ASU 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. This guidance is effective for fiscal years beginning after December 15, 2017, with an option to early adopt for fiscal years beginning after December 15, 2016. The Company has decided not to early adopt and the adoption of this ASU is not expected to have a material impact on the Company’s consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (ASC 842), which requires lessees to recognize most leases on the balance sheet. This is expected to increase both reported assets and liabilities. The standard will be effective for the first interim reporting period within annual periods beginning after December 15, 2018, although early adoption is permitted. Lessees and lessors will be required to apply the new standard at the beginning of the earliest period presented in the financial statements in which they first apply the new guidance, using a modified retrospective transition method. The requirements of this standard include a significant increase in required disclosures. The Company is currently evaluating the update and assessing the impact it may have on its consolidated financial statements and disclosures, but does not expect it to have a significant impact.

In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows (Topic 230)” (“ASU 2016-15”), which seeks to reduce the existing diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The standard becomes effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact of adopting this standard on the consolidated financial statements and disclosures, but does not expect it to have a significant impact.

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash” “(ASU 2016-18”). The update is effective for fiscal years beginning after December 15, 2017, including

Sienna Biopharmaceuticals, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2016 and 2017—(Continued)

interim reporting periods within those fiscal years. Early adoption is permitted. The purpose of Update No. 2016-18 is to clarify guidance and presentation related to restricted cash in the statement of cash flows. The amendment requires beginning-of-period and end-of-period total amounts shown on the statement of cash flows to include cash and cash equivalents as well as restricted cash and restricted cash equivalents. The Company is currently evaluating the impact of adopting this standard on the consolidated financial statements and disclosures, but does not expect it to have a significant impact.

In January 2017, the FASB issued ASU 2017-01 “Business Combinations (Topic 805): Clarifying the Definition of a Business”, which clarifies the definition of a business to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The standard introduces a screen for determining when assets acquired are not a business and clarifies that a business must include, at a minimum, an input and a substantive process that contribute to an output to be considered a business. This standard is effective for fiscal years beginning after December 15, 2017, including interim periods within that reporting period. The Company is currently evaluating the impact of adopting this standard on the consolidated financial statements and disclosures, but does not expect it to have a significant impact.

In May 2017, the FASB issued ASU 2017-09, “Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting”, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. It is effective prospectively for the annual period ending December 31, 2018 and interim periods within that annual period. Early adoption is permitted. The Company is currently evaluating the impact of adopting this standard on the consolidated financial statements and disclosures, but does not expect it to have a significant impact.

4. Creabilis Acquisition

In December 2016, the Company entered into a Share Purchase Agreement to acquire the entire issued share capital of Creabilis. Pursuant to the acquisition of Creabilis, the Company obtained SNA-120, SNA-125 and the related intellectual property.

Upon closing, Creabilis became a direct wholly owned subsidiary in exchange for an upfront payment of approximately $212,000 in cash, 8,263,097 shares of Series A-3 convertible preferred stock with a fair value of $11,155,000, the settlement of $6,732,000 of liabilities, and contingent payments up to an aggregate of $58,000,000 in a combination of cash and stock upon the achievement of certain development milestones. In addition, the Company is obligated to make certain contingent payments up to an aggregate of $80,000,000 upon the achievement of certain annual net sales thresholds and one time royalties of less than 1% of the amount by which annual net sales exceeds each threshold in the year such threshold is achieved. Where milestone payments are required to be paid in stock, the number of shares will be determined based on the volume weighted average price of the common stock as reported on the applicable national exchange on which the shares are primarily traded and listed for the preceding 20 day trading period, or if the Company’s common stock is not publicly listed, the price per share of the Company’s convertible preferred stock issued in a bona fide equity financing.

The Company’s first contingent payment relates to the commencement of a confirmatory Phase 2b trial for SNA-120 or the one year anniversary of the agreement, whichever occurs first, pursuant to which the Company will become obligated to pay the former Creabilis stockholders $5,000,000, to be paid in shares of common stock. This payment will be offset by an adjustment to net working capital of $236,000 in accordance with the closing terms of the Share Purchase Agreement. The Company currently anticipates this $4,764,000 payment to become due in the fourth quarter of 2017.

Sienna Biopharmaceuticals, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2016 and 2017—(Continued)

The transaction has been accounted for as a business combination under the acquisition method of accounting. Accordingly, the tangible assets and identifiable intangible assets acquired and liabilities assumed have been recorded at fair value, with the remaining purchase price recorded as goodwill. The fair values of current assets and liabilities approximated their book or payoff value. The Company utilized a third-party valuation firm to assist in the determination of the fair values of acquired assets and liabilities, which are based on preliminary cash flow projections and other assumptions. The fair values of acquired intangible assets were determined using several significant unobservable inputs for projected cash flows and discount rates as discussed in Note 5, “Identifiable Intangible Assets”. These inputs are considered Level 3 inputs under the fair value measurements and disclosure guidance.

The Company acquired tangible assets consisting of cash of $123,000, prepaid expenses and other current assets of $334,000, property and equipment of $6,000, financial investments of $3,000, and identifiable intangible assets of $42,254,000 related to in-process research and development. The Company assumed accounts payable of $201,000, accrued expenses of $494,000, accrued compensation of $266,000, and a deferred tax liability of $9,412,000 related to the acquisition of the in-process research and development assets in a nontaxable transaction. Accordingly, the net assets acquired amounted to $32,347,000, all of which are foreign denominated and subject to translation at each balance sheet date.

The agreement to pay the future milestones and potential one-time royalties resulted in the recognition of a contingent consideration liability, which is recognized at the inception of the transaction. Subsequent changes to the estimated amounts of contingent consideration to be paid will be recognized in the statement of operations. The fair value of the contingent consideration is based on preliminary cash flow projections, based on expected product sales, probabilities around the achievement of certain development, approval and sales milestones and other assumptions. Based on the assumptions, the fair value of the contingent consideration was determined to be $24,110,000 at the date of acquisition and at December 31, 2016 and $25,500,000 at March 31, 2017. The fair value of the contingent consideration was determined by a third-party valuation firm applying the income approach, using several significant unobservable inputs as discussed in Note 7, “Fair Value Measurements”. These inputs are considered Level 3 inputs under the fair value measurements and disclosure guidance.

The Company recorded a deferred tax liability for the non-deductible in-process research and development intangible assets acquired which resulted in goodwill in the amount of $9,788,000 on the date of acquisition. Goodwill is foreign denominated and subject to translation at each balance sheet date and had a value of $9,698,000 at December 31, 2016 and $9,957,000 at March 31, 2017. The change in fair value during the quarter ended March 31, 2017 was due to certain adjustments during the measurement period of $74,000 and translation adjustments of $185,000 included in other comprehensive loss. Goodwill will not be amortized but will be tested at least annually for impairment. No impairment has been recognized as of December 31, 2016 or March 31, 2017.

For the three months ended March 31, 2017, Creabilis’ net loss included in the Company’s Consolidated Statement of Operations and Net Loss was $445,000.

5. Identifiable Intangible Assets

The Company’s only identifiable intangible assets were in-process research and development related to SNA-120 and SNA-125 as of December 31, 2016 and March 31, 2017. The total intangible in-process research and development assets were recorded at an initial value of $42,254,000 as a result of the Company’s acquisition of Creabilis, are foreign denominated and subject to translation, and had a carrying value of $41,863,000 as of December 31, 2016 and $42,658,000 as of March 31, 2017. The Company uses the income approach to derive

Sienna Biopharmaceuticals, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2016 and 2017—(Continued)

the fair value of in-process research and development assets. This approach calculates fair value by estimating future cash flows attributable to the assets, using several unobservable inputs such as future revenues and expenses, time and resources need to complete development and probabilities of obtaining market approval, and then discounting these cash flows to a present value using a risk-adjusted discount rate commensurate with the Company’s cost of capital and expectation of the revenue growth for products at their life cycle stage. These inputs are considered Level 3 inputs under the fair value measurements and disclosure guidance.

Identifiable intangible assets are initially measured at their respective fair values and will not be amortized until commercialization. If commercialization occurs, intangible assets will be amortized over their estimated useful lives. In-process research and development assets were initially recognized at their fair value as determined on the date of acquisition of December 6, 2016 and will be reviewed for impairment at least annually or whenever changes in circumstances indicate a potential impairment or upon regulatory approval resulting in the reclassification to a finite-lived intangible asset. No impairment has been recognized as of December 31, 2016 or March 31, 2017. Changes in value as a result of translation adjustments are included in other comprehensive loss.

6. Property and Equipment

Property and equipment consisted of the following as of December 31, 2016 and March 31, 2017:

	Estimated Useful Life (in Years)	December 31, 2016	March 31, 2017
Lab equipment	5	$236,000	$266,000
Computer hardware	3	68,000	88,000
Capital lease equipment	3	46,000	46,000
Furniture and fixtures	5	43,000	43,000
Leasehold Improvements		20,000	20,000

Total		413,000	463,000
Less accumulated depreciation		(122,000)	(148,000)

Furniture, fixtures and equipment, net		$291,000	$315,000

Leasehold improvements are depreciated over the lease term. Depreciation expense was $12,000 and $26,000 for the three months ended March 31, 2016 and 2017, respectively.

7. Fair Value Measurements

We determine the fair value of financial and nonfinancial assets and liabilities using the fair value hierarchy, which describes three levels of inputs that may be used to measure fair value, as follows:

Level 1—Quoted prices in active markets for identical assets or liabilities;

Level 2—Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. These inputs either represent quoted prices for similar assets in active markets or have been derived from observable market data; and

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. These inputs reflect the Company’s own assumptions about the assumptions that market participants would use in pricing the assets or liabilities based on the best information available in the circumstances.

Sienna Biopharmaceuticals, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2016 and 2017—(Continued)

In certain cases where there is limited activity or less transparency around inputs to valuation, assets are classified as Level 3 within the valuation hierarchy.

The following tables set forth the fair value of the Company’s financial liabilities measured at fair value on a recurring basis based on the three-tier fair value hierarchy:

	December 31, 2016
	Level 1	Level 2	Level 3
Liabilities:
Success payment liability	$-	$-	$1,262,000
Contingent Consideration	-	-	24,110,000

Total	$-	$-	$25,372,000

	March 31, 2017
	Level 1	Level 2	Level 3
Liabilities:
Success payment liability	$-	$-	$2,314,000
Contingent Consideration	-	-	25,500,000

Total	$-	$-	$27,814,000

The following table sets forth a summary of the changes in the fair value of the Company’s Level 3 financial liabilities:

	Success Payment Liability	Contingent Consideration
Balance at December 31, 2016	$1,262,000	$24,110,000
Change in fair value due to re-measurement recorded in expense	1,052,000	1,390,000

Balance at March 31, 2017	$2,314,000	$25,500,000

In connection with the acquisition of Creabilis, the Company acquired intangible in-process research and development assets which were recorded at fair value based on significant unobservable (Level 3) inputs. The fair value of in-process research and development (IPR&D) assets was determined by an independent third party valuation firm applying the income approach. This approach calculates fair value by estimating future cash flows attributable to the IPR&D assets using several significant unobservable inputs, including a risk adjusted discount rate commensurate with the perceived risk of the IPR&D assets of 20.5%, projected future revenues and expenses based on the cumulative probabilities of multiple scenarios with individual probabilities ranging from 0.3% to 22.5%, estimates of the timing of product development milestone payments ranging from 2017 to 2019 and estimates of the timing of approval related milestone payments anticipated in 2021. These intangible assets are not measured at fair value on a recurring basis but are subject to fair value measurement as part of the related impairment test.

The Company also agreed to pay additional amounts based on the achievement of certain development, approval and sales milestones. The valuation of contingent consideration uses assumptions the Company believes would be made by a market participant. The Company assesses these estimates on an on-going basis as additional data impacting the assumptions is obtained. Contingent consideration may change significantly as development

Sienna Biopharmaceuticals, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2016 and 2017—(Continued)

progresses and additional data is obtained, impacting the Company’s assumptions regarding probabilities of successful achievement of related milestones used to estimate the fair value of the liability and the timing in which they are expected to be achieved. In evaluating the fair value information, judgment is required to interpret the market data used to develop the estimates. The estimates of fair value may not be indicative of the amounts that could be realized in a current market exchange. Accordingly, the use of different market assumptions and/or different valuation techniques could result in materially different fair value estimates.

The fair value of the contingent consideration was determined by an independent third party valuation firm applying the income approach. This approach calculates fair value by estimating future cash flows attributable to the IPR&D assets using several significant unobservable inputs, including risk adjusted discount rates ranging from 4.39% to 18.6%, projected future revenues and expenses based on the cumulative probabilities of multiple scenarios with individual probabilities ranging from 0.3% to 22.5%, estimates of the timing of product development milestone payments ranging from 2017 to 2019 and estimates of the timing of approval related milestone payments anticipated in 2021. Significant increases or decreases in any of the probabilities of success and other inputs would result in a significantly higher or lower fair value measurement, respectively. There was no change in fair value from the date of acquisition, December 6, 2016 to year end December 31, 2016. The change in fair value from December 31, 2016 to March 31, 2017 of $1,390,000 was related to changes in external market factors and is recorded in general and administrative expense in the consolidated statements of operations.

In October 2015, as a result of an agreement in which the Company agreed to pay certain stockholders success payments if the stock price of the Company’s common stock reached certain thresholds, the Company recorded a success payment liability. The success payment liability was recorded at fair value based on significant unobservable inputs, as discussed in Note 9, “Success Payment Liability”. The change in fair value during the three months ended March 31, 2016 and 2017 of income of $40,000 and expense of $1,052,000, respectively, was recorded to other income and other expense in the consolidated statement of operations, respectively. The valuation of the fair value of the success payment liability uses assumptions the Company believes would be made by a market participant and the Company assesses these estimates on an on-going basis as additional data impacting the assumptions is obtained. In evaluating the fair value information, judgement is required to interpret the market data used to develop the estimates. The use of different market assumptions and/or different valuation techniques could result in materially different fair value estimates. Significant increases or decreases in the probabilities of meeting the common stock price thresholds or in the timing or likelihood of achieving the triggering events and other inputs would result in a significantly higher or lower fair value measurement, respectively.

There were no transfers of assets or liabilities between the fair value measurement levels during the year ended December 31, 2016 or the three months ended March 31, 2017.

8. Convertible Notes

In January 2017, the Company entered into a note purchase agreement pursuant to which the Company issued, in two tranches, subordinated convertible promissory notes (the “Series B Bridge Notes” and together with the note purchase agreement, the “Series B Bridge Note Agreements”) in an aggregate principal amount of $3,906,000. The Series B Bridge Notes provided for an annual interest rate of 6.0% and a maturity date of January 27, 2018. Under the terms of the Series B Bridge Note Agreements, under certain circumstances, the unpaid principal of the Series B Bridge Notes, including any accrued but unpaid interest thereon, would convert

Sienna Biopharmaceuticals, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2016 and 2017—(Continued)

into shares of convertible preferred stock upon the closing of a future preferred stock financing that met specified criteria. Such conversion would be at a 15% discount to the per share price of the convertible preferred stock sold in the financing. In addition, the notes are voluntarily convertible into shares upon the occurrence of a non-qualified financing or upon maturity, and such conversion would still be at a 15% discount to the per share price of the convertible preferred stock sold in the financing. The notes were converted into shares of Series B preferred shares in April 2017, as discussed in Note 14, “Subsequent Events”.

The conversion feature includes a 15% discount in the convertible notes, which constitutes a beneficial conversion feature, that was bifurcated and allocated to additional paid-in capital. The fair value of the beneficial conversion feature due to the 15% discount on conversion of the principal and accrued interest was calculated to be $729,000. This resulted in a discount of $729,000 being allocated to the Series B Bridge Notes which is being amortized to interest expense in the consolidated statement of operations on an effective interest method from the date of issuance of each Series B Bridge Notes through the maturity date of January 27, 2018. The beneficial conversion feature allocated to additional paid in capital was offset by the tax effect of $290,000, which was recorded as taxes payable and included in other accrued expenses for the period ended March 31, 2017. Included in interest and other expense for the three months ended March 31, 2017 is amortization of the debt discount of $86,000 and accrued interest expense of $27,000. Any unamortized discount will be recognized as interest expense in the period that the notes convert into shares.

9. Success Payment Liability

In October 2015, the Company entered into a letter agreement with certain stockholders pursuant to which the Company agreed to make success payments to such stockholders (the “Success Payment Agreement”). The agreement ends on the fifth anniversary in October 2020. Success payments are payable in cash or common stock at the Company’s sole discretion and will be owed in the event that the value of its common stock meets or exceeds certain specified share price thresholds on any of the following dates during the success payment period: (1) any date after the 90th day after the date on which the Company completes an initial public offering of its common stock; (2) the date on which the Company sells, leases, transfers, or exclusively licenses all or substantially all of its assets to another company; and (3) the date on which the Company merges or consolidates with or into another entity (other than a merger in which the pre-merger stockholders own a majority of the shares of the surviving entity). In the case of an initial public offering, the success payments are triggered when the value of the Company’s common stock, as determined by the average daily volume-weighted average trading price per share over the preceding consecutive 90-day period, meets or exceeds the specified share price thresholds. In the case of an asset sale, license or sale of the Company, the success payment is triggered when the value of the Company’s common stock, as determined by the per share consideration paid in the transaction, is in excess of the specified share price thresholds.

The amount of the success payment is determined based on whether the value of the common stock of the Company meets or exceeds certain specified share price thresholds, subject to adjustment for any stock dividend, stock split, combination of shares, or other similar events. Each success payment and the associated share price threshold is ascending from $10,000,000 payable at a share price threshold of $9.15 per share to $35,000,000 payable at $12.20 per share and with a maximum payment of $60,000,000 at a share price threshold of $18.30 per share. Each success payment is inclusive of any preceding payments, if previously made, such that the success payments to stockholders will not exceed $60,000,000 in the aggregate.

Upon their issuance, the success payments did not require any future service to be provided by the recipients and as such, the success payments were accounted for under ASC 815, Derivatives and Hedging. Accordingly, the Company recorded an initial liability at fair value and will re-measure the liability each reporting period, with changes being recognized in the statement of operations. The fair value of the success payments liability was

Sienna Biopharmaceuticals, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2016 and 2017—(Continued)

estimated based on a third-party valuation using a model which simulates the future movement of stock prices based on several key variables. The following variables were incorporated in the estimated fair value of the success payment liability: estimated term of the success payments, fair value of common stock, expected volatility, risk-free interest rate, probabilities and dates of anticipated exit events on the basis of which payments may be triggered. The computation of expected volatility was estimated using a combination of available information about the historical volatility of stocks of similar publicly-traded companies for a period matching the expected term assumption. Based on this analysis, the Company recorded a liability of $694,000 upon execution of the success payments agreement in October 2015 and reflected this amount as general and administrative expense for the year ended December 31, 2015. During the three months ended March 31, 2016 and 2017, the Company recorded other income of $40,000 and other expense of $1,052,000, respectively, due to re-measurement of the liability.

10. Commitments and Contingencies

Operating Lease

The Company entered into a 26-month lease obligation for office space in Carlsbad, California, effective May 1, 2015, expiring June 30, 2017. Although the lease contains a renewal option for an additional three-year term, the Company does not plan to renew. In May 2016, the Company entered into a 40-month lease obligation for office space in Westlake Village, California, which commenced on October 10, 2016, and terminates on February 29, 2020. The lease is subject to fixed rate escalation increases and includes a period of free rent. As a result, the Company recognizes rent expense on a straight-line basis for the full amount of the commitment including the minimum rent increases over the life of the lease and the free rent period. The lease contains a renewal period for a term of three years.

During the three months ended March 31, 2016 and 2017, the Company incurred $50,000 and $95,000 for rent expense, respectively.

License and Supply Agreement

The Company has an exclusive license and supply agreement with nanoComposix, pursuant to which the Company owes minimum annual royalties of $50,000 or low single digit royalties on net sales of licensed products.

Contingencies

From time to time, the Company may be subject to various litigation and related matters arising in the ordinary course of business. The Company is currently not aware of any such matters where there is at least a reasonable probability that a material loss has been or will be incurred.

11. Related Party Transactions

Venvest Biotech, LLC

Dr. Beddingfield, the Company’s President and Chief Executive Officer and a member of the Company’s board of directors, is an advisor to Venvest Biotech, LLC, or Venvest, and is considered a non-managing member of Venvest. Dr. Beddingfield has an economic interest in any gain associated with the shares of the Company’s capital stock purchased by Venvest in the Company’s Series A-3 and Series B Preferred Stock financings. Dr. Beddingfield has no management or voting rights in respect of Venvest (including no voting or investment power with respect to shares of the Company’s capital stock held by Venvest). Upon the expiration of the lock up

Sienna Biopharmaceuticals, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2016 and 2017—(Continued)

period following the completion of the Company’s initial public offering (or other specified events), Venvest is required to distribute its holdings of the Company’s capital stock to its members in marketable securities (or in the case of other specified events, in cash or marketable securities). Following specified distributions to the other members of Venvest and subject to any applicable lock-up or other applicable trading restrictions, Dr. Beddingfield would be entitled to receive distributions in shares of the Company’s common stock with a market value of up to 20% of Venvest’s gains on the shares of the Company’s capital stock beneficially owned by Venvest.

Stock Purchase Rights

In January 2016, in connection with his commencement of employment with the Company, the Company’s board of directors granted Dr. Beddingfield, the Company’s Chief Executive Officer, the right to purchase 3,250,000 shares of the Company’s common stock for a purchase price of $0.40 per share, which the board of directors determined was the fair market value on the date of grant. With respect to 2,670,000 shares subject to the stock purchase right, 1/4th of the shares vest on the first anniversary of the grant, and 1/48th of the shares vest monthly thereafter, subject to Dr. Beddingfield continuing to provide services to the Company through each such vesting date. With respect to 290,000 shares subject to the stock purchase right, 50% of the shares vest on the first date the volume-weighted average trading price of the Company’s common stock equals or exceeds $12.10 per share, and 1/24th of the shares vest monthly thereafter, subject to Dr. Beddingfield continuing to provide services to the Company through each such vesting date. With respect to the remaining 290,000 shares subject to the stock purchase right, 50% of the shares vest upon achievement of a milestone related to clinical development, and 1/24th of the shares vest monthly thereafter, subject to Dr. Beddingfield continuing to provide services to the Company through each such vesting date. The Company determined that the stock purchase rights effectively represented an option and the fair value of the option was $0.5 million, which is being amortized as compensation expense over the performance period of the award with $27,000 and $36,000 recognized as compensation expense for the three months ended March 31, 2016 and 2017, respectively.

In May 2016, Dr. Beddingfield exercised his stock purchase rights in full and purchased restricted stock that vests on the same schedule as the stock purchase rights by providing a promissory note to the Company in the principal amount of $1,300,000, with an interest rate of 1.43% per annum. The promissory note was considered to be substantively non-recourse and, as such, the issuance of the unvested restricted shares in exchange for the note continued to constitute a stock option for accounting purposes. As the promissory note is non-recourse, it is not reflected on the Company’s balance sheet at December 31, 2016 or March 31, 2017. All of the shares subject to the award were unvested at December 31, 2016 and 779,000 shares vested during the three months ended March 31, 2017.

Success Payments

Todd Harris, the Company’s Head of Corporate Development and member of the Company’s board of directors, is a beneficiary of the Success Payments Agreement, as described Note 9 “Success Payment Liability”, and will receive 25.22% of any related payouts.

12. Stockholders’ Equity

As of December 31, 2016 and March 31, 2017, the authorized stock of the Company was 120,531,000 shares of common stock, $0.0001 par value per share, and 88,137,000 shares of preferred stock, $0.0001 par value per share, of which 2,333,000 shares are authorized as Series A-1 convertible preferred stock, 8,957,000 shares authorized as Series A-2 convertible preferred stock and 76,847,000 shares are authorized as Series A-3 convertible preferred stock.

Sienna Biopharmaceuticals, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2016 and 2017—(Continued)

Common Stock

Holders of common stock are entitled to one vote per share and, upon liquidation, dissolution, or winding up of the Company, are entitled to receive all assets available for distribution to stockholders. The holders have no preemptive or other subscription rights and there are no redemption or sinking fund provisions with respect to such shares. Common stock is subordinate to the preferred stock with respect to rights upon liquidation, dissolution, or winding up of the Company.

Shares of common stock reserved for future issuance were as follows as of March 31, 2017:

March 31, 2017
Common stock awards outstanding	3,935,000
Common stock awards available for grant	2,058,000
Convertible preferred stock, as converted into common stock	55,663,000

Total common shares reserved for future issuance	61,656,000

Convertible Preferred Stock

As of December 31, 2016 and March 31, 2017, there were 2,189,000 shares of Series A-1 convertible preferred stock, 6,466,000 shares of Series A-2 convertible preferred stock, and 47,008,000 shares of Series A-3 convertible preferred stock outstanding, respectively.

In April 2017, the Company issued shares of Series B convertible preferred stock and, as part of this financing, amended the terms of all convertible preferred stock. See the description of the significant rights, privileges, and preferences of the Series A-1, Series A-2, Series A-3 and Series B convertible preferred stock, as amended, in Note 14, “Subsequent Events”.

Stock Awards and Stock-Based Compensation

On October 8, 2010, the Company adopted the 2010 Equity Incentive Plan (the “Plan”) for the issuance of incentive and nonqualified stock options, stock appreciation rights, restricted stock, and restricted stock units, all for common stock, as determined by the Company’s board of directors to employees, directors and non-employee consultants. A total of 2,000,000 shares of common stock were originally reserved for issuance under the Plan. On February 5, 2013, the Company’s board of directors increased the number of shares of common stock reserved for issuance under the Plan from 2,000,000 to 2,666,666. On June 20, 2013, the Company’s board of directors increased the number of shares of common stock reserved for issuance under the Plan from 2,666,666 to 3,000,000. On September 18, 2013, the Company’s board of directors increased the number of shares of common stock reserved for issuance under the Plan from 3,000,000 to 4,500,000. On December 31, 2014, the Company’s board of directors increased the number of shares of common stock reserved for issuance under the Plan from 4,500,000 to 5,500,000. On January 27, 2016, the Company’s board of directors increased the number of shares of common stock reserved for issuance under the Plan from 5,500,000 to 15,500,000. The terms of the stock awards pursuant to the Plan are determined by the Company’s board of directors. Stock awards pursuant to the Plan may be granted with exercise prices not less than the estimated fair value of the Company’s common stock on the date of grant. Under the Plan, incentive stock options granted to individuals owning more than 10% of the total combined voting power of all classes of stock (a 10% stockholder) are exercisable up to five years from the date of grant. The Plan provides that the exercise price of any incentive stock option granted to a 10% stockholder cannot be less than 110% of the estimated fair value of the common stock on the date of the grant. Except as set forth above, options granted under the Plan expire ten years from the date of the grant. The Company’s stock awards vest based on terms in the stock award agreements and generally vest over four years.

Sienna Biopharmaceuticals, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2016 and 2017—(Continued)

The fair value of each employee award granted during 2016 and during the three months ended March 31, 2017 was estimated on the grant date using the Black-Scholes option-pricing model. The fair value of each nonemployee option granted was estimated on the grant date and subsequently re-measured each reporting period using the Black-Scholes option-pricing model. The following assumptions were used for grant date fair value for the period ended December 31, 2016 and March 31, 2017:

	Year Ended December 31, 2016	Three Months Ended March 31, 2017
Expected stock price volatility	46.72%–54.76%	61.90%–64.09%
Expected dividend yield	–%	–%
Expected term (in years)	4–10	5.89–10.0
Risk-free interest rate	1.12%–2.42%	2.26%–2.60%

Due to limited historical data, the Company estimates stock price volatility based on the actual volatility of comparable publicly traded companies over the expected life of the award. The Company has never paid, and does not expect to pay dividends in the foreseeable future. The expected term represents the average time that awards that vest are expected to be outstanding. For employee awards that have an early exercise provision, the Company has sufficient information to utilize four years as an expected term. For awards without an early exercise provision, the Company does not have sufficient history of stock option exercises to estimate the expected term and, thus, calculates expected term using the simplified method, based on the midpoint between the average vesting date and the contractual term. For all non-employees, the expected term is equivalent to the contractual term of 10 years. The risk-free rate is based on the United States Treasury yield curve for the expected life of the option. The fair value of the common stock utilized in the fair value estimation of award arrangements has been determined by the Company’s board of directors, utilizing contemporaneous third party valuations. In accordance with ASU No. 2016 09, as early adopted, the Company has elected to record forfeitures as they occur and does not adjust its expense based on an estimated forfeiture rate.

The table below summarizes the stock option activity for the three months ended March 31, 2017:

	Number of Shares	Weighted Average Exercise Price Per Share	Aggregate Intrinsic Value
Outstanding at December 31, 2016	3,365,000	$0.40	$1,413,000
Granted	658,000	0.82	-
Exercised	(43,000)	0.40	(18,000)
Cancelled	(45,000)	0.40	(19,000)

Outstanding at March 31, 2017	3,935,000	$0.47	$1,376,000

Exercisable at March 31, 2017	585,000	$0.40	$244,000

The Company granted non-employee options to purchase 120,000 shares of its common stock during the three months ended March 31, 2017, which are included in the stock option activity above.

Sienna Biopharmaceuticals, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2016 and 2017—(Continued)

Non-cash stock-based compensation expense recorded during the three months ended March 31, 2016 and 2017 is as follows:

	Three Months Ended March 31,
	2016	2017
Research and Development	$26,000	$34,000
General and Administrative	48,000	99,000

	$74,000	$133,000

As of March 31, 2017, there was $1,535,000 of unrecognized compensation expense related to unvested employee stock award agreements, which is expected to be recognized over a weighted-average period of approximately 2.86 years. For stock option awards subject to graded vesting, we recognize compensation cost on a straight-line basis over the service period for the entire award.

The weighted-average grant date fair value of all stock options granted during the three months ended March 31, 2017 was $0.50. The weighted-average remaining contractual life of options outstanding at March 31, 2017 is 9.24 years. The total fair value of the shares vested during the three months ended March 31, 2017 was $298,000. Additionally, stock compensation expense includes $6,000 and $34,000 related to non-employee option grants during the three months ended March 31, 2016 and March 31, 2017, respectively.

The Plan allows the Company to grant to employees the right to exercise stock options in exchange for cash before the requisite service was provided (e.g., before the award is vested under its original terms); however, such arrangements permit the Company to subsequently repurchase such shares at the exercise price if the employee ceases to be a service provider. Such an exercise is not substantive for accounting purposes. Therefore, the payment received for the exercise price is recognized as an early exercise liability in the consolidated balance sheets and will be transferred to common stock and additional paid-in capital as such shares vest. As of December 31, 2016 and March 31, 2017, 5,264,000 and 4,017,000 unvested shares, respectively, were legally issued but are not considered outstanding for accounting purposes and are therefore excluded from basic and diluted net loss per share until the repurchase right lapses and the shares are no longer subject to the repurchase feature. In connection with these unvested shares, the Company has recorded an early exercise liability as of December 31, 2016 and March 31, 2017, of $816,000 and $618,000, respectively, of which $372,000 and $250,000 is included in other current liabilities, and $444,000 and $368,000 is included in other non-current liabilities in the consolidated balance sheet at December 31, 2016 and March 31, 2017, respectively.

13. Income Taxes

Intraperiod tax allocation rules require the Company to allocate the provision for income taxes between continuing operations and other categories of earnings. As a result, for the three months ended March 31, 2017 the Company recorded a $46,000 income tax benefit in the consolidated statement of operations.

The Company has evaluated the available evidence supporting the realization of its deferred tax assets, including the amount and timing of future taxable income, and has determined that it is more likely than not that its net deferred tax assets will not be realized in the U.S. and certain foreign jurisdictions. Due to uncertainties surrounding the realization of the deferred tax assets, the Company maintains a full valuation allowance against substantially all deferred tax assets. When the Company determines that it will be able to realize some portion or all of its deferred tax assets, an adjustment to its valuation allowance on its deferred tax assets would have the effect of increasing net income in the period such determination is made.

Sienna Biopharmaceuticals, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2016 and 2017—(Continued)

As of March 31, 2017, the Company does not have any accrued interest or penalties related to uncertain tax positions. The Company’s policy is to recognize interest and penalties related to uncertain tax positions in income tax expense. The Company does not have any interest or penalties related to uncertain tax positions in income tax expense for the three months ended March 31, 2016 and 2017. The Company is subject to U.S. federal tax authority and U.S. state tax authority examinations for all years with the net operating loss and credit carryforwards.

14. Subsequent Events

Convertible Promissory Note Financing

In April 2017, in connection with the Company’s Series B convertible preferred stock financing, the outstanding principal under the Series B Bridge Notes of $3,906,000, plus $34,000 of accrued interest, converted into an aggregate of 2,224,000 shares of Series B convertible preferred stock at a rate of $1.7719 per share and the Series B Bridge Notes were cancelled.

Series B Convertible Preferred Stock Financing

In April 2017, the Company issued an aggregate of 17,524,000 shares of our Series B convertible preferred stock at a price per share of $2.0846 for aggregate proceeds of $36,532,000, exclusive of 2,224,000 shares of Series B convertible preferred stock issued upon conversion of the Series B Bridge Notes as described under the heading “Convertible Promissory Note Financing” above. The significant rights, privileges and preferences of all series of convertible preferred stock, as amended in connection with the Series B convertible preferred stock financing, are as follows:

Voting

Except as otherwise provided by law, or as otherwise set forth below, the holders of shares of Series A-1, Series A-2, Series A-3, and Series B convertible preferred stock vote together with holders of common stock as a single class on all actions to be taken by the stockholders of the Company. Each holder of convertible preferred stock shall be entitled to the number of votes equal to the number of shares of common stock into which the shares of convertible preferred stock held by such holder could be converted as of the record date, except that the holders of shares of all series of convertible preferred stock vote as a separate class on the following: (i) the liquidation, dissolution or winding up of the Company, or any merger consolidation or liquidation event, (ii) the amendment, alteration or repeal of provisions to the Company’s certificate of incorporation or bylaws, (iii) the creation, authorization or issuance of or obligation to issue a new class or series of shares having rights, preferences, or privileges senior to or on parity with the Series B convertible preferred stock, or the increase in the authorized number of shares of convertible preferred stock, (iv) the reclassification, alteration or amendment of any existing security of the Company if such reclassification, alteration or amendment would render such security senior to, or on par with, the rights, preferences or privileges of any series of convertible preferred stock with respect, (v) the purchase or redemption of, or the payment or declaration of any dividend or distribution on, any shares of capital stock of the Company (except for dividends or other distributions payable on common stock solely in the form of shares of common stock, or repurchases of stock from former service providers of the Company in connection with the cessation of service at the lower of the original purchase price or the then current fair market value), (vi) the creation, authorization or issuance of any debt security other than debt securities approved by the Company’s board of directors, (vii) the creation of, or holding capital in, any subsidiary that is not wholly owned by the Company, or the sale, transfer or other disposition of any capital stock of any direct or indirect subsidiary of the Company, or permitting any subsidiary to dispose of all or substantially

Sienna Biopharmaceuticals, Inc.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

March 31, 2016 and 2017—(Continued)

all of such subsidiary’s assets, or (viii) the increase or decrease of the authorized number of directors constituting the board of directors.

Election of Directors

The Company’s board of directors consists of eight members. The holders of a majority of the shares of Series A-3 convertible preferred stock, exclusively and as a separate class, are entitled to elect two members to the Company’s board of directors. The holders of a majority of the shares of Series A-2 convertible preferred stock, exclusively and as a separate class, are entitled to elect one member to the Company’s board of directors. The holders of a majority of the shares of common stock, exclusively and as a separate class, are entitled to elect one member to the Company’s board of directors. The remaining members of the Company’s board of directors are elected by the holders of the Company’s common stock and preferred stock voting together.

Liquidation Preference

In the event of any liquidation, dissolution, or winding up of the Company, the holders of the outstanding shares of preferred stock are entitled to receive a per share amount equal to the original purchase price plus any declared but unpaid dividends in preference to the holders of common stock, on a pari passu basis. Following the payment of this liquidation amount, any remaining assets will be distributed ratably to the holders of common stock.

Conversion Rights

Each share of Series A-1, Series A-2, Series A-3 and Series B convertible preferred stock is convertible, at the option of the holder, at any time after the date of issuance, into shares of common stock at the then-effective conversion ratio for the applicable series of preferred stock. In addition, each share of Series A-1, Series A-2, Series A-3 and Series B convertible preferred stock shall be automatically converted into shares of common stock at the then-effective conversion ratio for the applicable series of preferred stock (i) in the event that the holders of a majority of the outstanding shares of preferred stock consent to such conversion, or (ii) upon the closing of the sale of shares of common stock in a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $50,000,000 of gross proceeds to the Company.

Dividends

Dividends are payable to holders of Series A-1, Series A-2, A-3, and Series B convertible preferred stock on an as-if-converted to common stock basis only as declared by the Company’s Board of Directors. There were no dividends declared as of December 31, 2016 or March 31, 2017.

Westlake Village Lease Expansion

On June 6, 2017, the Company amended their lease agreement for office space in Westlake Village to include an additional 5,973 square feet, beginning upon the completion of certain improvements, which is currently estimated to be August 1, 2017 and includes an allowance for leasehold improvement of up to $108,000. The amendment will terminate on February 29, 2020 and included a renewal period for a term of three years, consistent with the original lease. The expansion space is subject to fixed rate escalation increases with an initial base rent of $16,000 per month and total payments over the lease term of approximately $458,000.

Independent Auditor’s Report

To The Board of Directors and Shareholders of

Creabilis Holdings Limited

We have audited the accompanying consolidated financial statements of Creabilis Holdings Limited and its subsidiaries, which comprise the consolidated balance sheets as of 5 December 2016, 31 December 2015 and 1 January 2015, and the related consolidated statements of comprehensive income, statements of changes in equity and statement of cash flows for the period from 1 January 2016 to 5 December 2016 and the year ended 31 December 2015.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Creabilis Holdings Limited and its subsidiaries at 5 December 2016, 31 December 2015 and 1 January 2015, and the results of their operations and their cash flows for the period from 1 January 2016 to 5 December 2016 and the year ended 31 December 2015 in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board.

/s/ PricewaterhouseCoopers LLP

Cambridge, UK

19 June 2017

CREABILIS HOLDINGS LIMITED (FORMERLY CREABILIS PLC)

CONSOLIDATED INCOME STATEMENT

For the period from 1 January 2016 to 5 December 2016 and the year ended 31 December 2015

	Note	Period from 1 January 2016 to 5 December 2016	Year ended 31 December 2015
		£’000	£’000
Employee costs	4	(752)	(1,069)
Legal, professional and accountancy costs		(1,299)	(450)
Depreciation	10	(6)	(12)
Other operating costs	5	(928)	(714)
Other operating income	17	8	159
Other gains/(losses)—net	6	(203)	8

Group operating loss		(3,180)	(2,078)

Finance costs	7	(3,562)	(5,556)
Finance income	7	-	-

Net finance costs		(3,562)	(5,556)

Loss before taxation		(6,742)	(7,634)
Taxation	9	73	144

Loss for the period		(6,669)	(7,490)

The above consolidated income statement should be read in conjunction with the accompanying notes

CREABILIS HOLDINGS LIMITED (FORMERLY CREABILIS PLC)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the period from 1 January 2016 to 5 December 2016 and the year ended 31 December 2015

	Period from 1 January 2016 to 5 December 2016	Year ended 31 December 2015
	£’000	£’000
Loss for the period	(6,669)	(7,490)
Other comprehensive income/(loss):
Items that may be subsequently reclassified to profit or loss
Fair value (loss)/gain on available for sale financial asset	(52)	36
Exchange differences on translation of foreign operations	(163)	71

Total other comprehensive (loss)/income	(215)	107

Total comprehensive loss for the period, net of tax	(6,884)	(7,383)

CREABILIS HOLDINGS LIMITED (FORMERLY CREABILIS PLC)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 5 December 2016, 31 December 2015 and 1 January 2015

	Note	5 December 2016	31 December 2015	1 January 2015
		£’000	£’000	£’000
Assets
Non-current assets
Property, plant and equipment	10	5	10	20
Available-for-sale financial assets	11	2	228	203

Total non-current assets		7	238	223

Current assets
Trade and other receivables	14	264	318	394
Cash and cash equivalents	15	-	829	262

Total current assets		264	1,147	656

Total assets		271	1,385	879

Capital and reserves attributable to the equity shareholders of the parent
Share capital	19	143	-	-
Other reserves	20	15,232	15,533	15,301
Retained losses		(42,243)	(67,607)	(60,117)

Equity funds		(26,868)	(52,074)	(44,816)

Total deficit		(26,868)	(52,074)	(44,816)

Non-current liabilities
Financial liabilities – borrowings and loans	18	-	3,167	29,735

Total non-current liabilities		-	3,167	29,735

Current liabilities
Financial liabilities – borrowings and loans	18	25,758	49,473	14,801
Trade and other payables	16	1,191	646	807
Current tax payable		177	160	201
Derivative financial instruments	12	13	13	23
Deferred grant income	17	-	-	128

Total current liabilities		27,139	50,292	15,960

Total liabilities		27,139	53,459	45,695

Total equity and liabilities		271	1,385	879

CREABILIS HOLDINGS LIMITED (FORMERLY CREABILIS PLC)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the period from 1 January 2016 to 5 December 2016 and the year ended 31 December 2015

	Share capital	Other reserves	Retained losses	Total deficit
	£’000	£’000	£’000	£’000
Balance at 1 January 2015	-	15,301	(60,117)	(44,816)

Loss for the year	-	-	(7,490)	(7,490)
Other comprehensive income/(loss)
Unrealised holding gain on available for sale financial asset	-	36	-	36
Exchange differences on translation of foreign operations	-	71	-	71

Total other comprehensive loss	-	107	-	107

Total comprehensive income/(loss)	-	107	(7,490)	(7,383)
Transactions with owners
Equity component of convertible loans issued in the year	-	58	-	58
Share-based payments	-	67	-	67

Transactions with owners	-	125	-	125

Balance at 31 December 2015	-	15,533	(67,607)	(52,074)

continued on page 5

CREABILIS HOLDINGS LIMITED (FORMERLY CREABILIS PLC)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the period from 1 January 2016 to 5 December 2016 and the year ended 31 December 2015

	Share capital	Other reserves	Retained losses	Total deficit
	£’000	£’000	£’000	£’000
Balance at 1 January 2016	-	15,533	(67,607)	(52,074)

Loss for the period	-	-	(6,669)	(6,669)
Other comprehensive income/(loss)
Fair value loss on available for sale financial asset	-	(52)	-	(52)
Exchange differences on translation of foreign operations	-	(163)	-	(163)

Total other comprehensive income	-	(215)	-	(215)

Total comprehensive income	-	(215)	(6,669)	(6,884)

Transactions with owners
Bonus issue of new equity shares	143	(143)	-	-
Modification of preference shares	-	-	31,389	31,389
Modification of terms of convertible loans	-	-	644	644
Equity component of convertible loans issued in the year	-	54	-	54
Share-based payments	-	3	-	3

Transactions with owners	143	(86)	32,033	32,090

Balance at 5 December 2016	143	15,232	(42,243)	(26,868)

CREABILIS HOLDINGS LIMITED (FORMERLY CREABILIS PLC)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the period from 1 January 2016 to 5 December 2016 and the year ended 31 December 2015

	Note	Period from 1 January 2016 to 5 December 2016	Year ended 31 December 2015
		£’000	£’000
Cash flows from operating activities
Loss before taxation		(6,742)	(7,634)
Adjustments for:
Depreciation	10	6	12
Fair value adjustments	6	203	(8)
Finance costs	7	3,562	5,556
Foreign exchange differences		568	48
Share based payments	4	3	67

		(2,400)	(1,845)
Changes in working capital:
Foreign exchange movements in working capital balances		148	(162)
Decrease/(increase) in trade and other receivables		54	(68)
Increase/(decrease) in trade and other payables		545	(289)

Cash outflow from operations		(1,653)	(2,364)
Interest paid		-	(542)
Taxation		90	210

Net cash outflow from operating activities		(1,563)	(2,810)

Cash flows from investing activities
Purchase of property, plant and equipment		(1)	(1)
Interest received		-	-

Net cash (outflow)/inflow from investing activities		(1)	(1)

Cash flows from financing activities
Proceeds from issue of convertible loans		1,405	949
Proceeds from borrowings		-	3,268
Repayment of borrowings		(670)	(839)

Net cash inflow from financing activities		735	3,378

Net (decrease)/increase in cash and cash equivalents		(829)	567
Cash and cash equivalents at start of period/year		829	262

Cash and cash equivalents at end of period/year	15	-	829

CREABILIS HOLDINGS LIMITED (FORMERLY CREABILIS PLC)

NOTES TO THE CONSOLIDATED HISTORICAL FINANCIAL INFORMATION

1. GENERAL INFORMATION

Creabilis Holdings Limited (the ‘Company’) is a limited company incorporated in England and Wales. The Company is domiciled in England and the registered office is Camburgh House, 27 New Dover Road, Canterbury, Kent, CT1 3DN, the UK. The Company was a limited company for the period 1 January 2015 to 8 March 2016, when it changed its name to Creabilis Holdings plc and re-registered as a public limited company. On 11 April 2016 it changed its name to Creabilis plc and on 17 January 2017 it re-registered as a limited company changing its name to Creabilis Holdings Limited.

The Company is the holding company of Creabilis S.A and its subsidiaries (collectively, the “Group”). The principal activity of the Group is pharmaceutical development. Details of the Company’s subsidiaries are included in note 14.

The Group’s historical consolidated financial information presented is as at and for the period ended 5 December 2016 and the year ended 31 December 2015.

All of the subsidiaries of the Group are 100% owned within the Group and have been included in the historical consolidated financial information from the date of incorporation. The subsidiaries included are:

Creabilis S.A. (incorporated in Luxembourg)

Creabilis Therapeutics S.r.L. (incorporated in Italy)

Creabilis Limited (incorporated in England and Wales)

Creabilis Therapeutics Sarl (incorporated in Switzerland)

The principal accounting policies adopted in the preparation of this financial information are set out below. These policies have been consistently applied to all the financial years presented, unless otherwise stated.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of preparation

This historical financial information presents the financial track record of the Group for the period ended 5 December 2016 and the year ended 31 December 2015. This special purpose financial information has been prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board.

This historical financial information is prepared in accordance with IFRS under the historical cost convention, as modified by the use of fair value for share-based payments and financial instruments measured at fair value. The historical financial information is presented in thousands of pounds sterling (“£’000”) except when otherwise indicated.

The principal accounting policies adopted in the preparation of the historical financial information are set out below. The policies have been consistently applied to all the periods presented, unless otherwise stated.

The Group’s transition date to IFRS is 1 January 2015. The principles and requirements of first time adoption of IFRS are set out in IFRS1. The Company has previously prepared financial information under UK GAAP. As the Group has not previously prepared consolidated financial information, no reconciliation between UK GAAP and IFRS is required or presented.

(b) Going concern

This historical financial information relating to the Group has been prepared on the going concern basis.

The directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future and for at least one year from the date of this historical financial information.

CREABILIS HOLDINGS LIMITED (FORMERLY CREABILIS PLC)

NOTES TO THE CONSOLIDATED HISTORICAL FINANCIAL INFORMATION—(Continued)

For these reasons, they continue to adopt the going concern basis in preparing the Group’s historical financial information.

(c) New standards, amendments and interpretations

The following new standards have not been early adopted in this historical financial information:

•	IFRS 9 “Financial instruments” effective 1 January 2018;

•	IFRS 15 “Revenue from contracts with customers”, effective 1 January 2018; and

•	IFRS 16 “Leases”, effective 1 January 2019.

The directors do not anticipate that the adoption of IFRS15 or IFRS9, where relevant, in future years will have a material impact on the Group’s financial information. The directors have yet to assess the impact of IFRS16 on the Group’s financial information.

(d) Basis of consolidation

On 1 July 2013, Creabilis Holdings Limited became the parent company of the Group in a common control transaction. This has been accounted for as a capital reorganisation. The assets and liabilities of the pre-existing Group are incorporated into the consolidated financial statements at their pre-combination carrying amounts without fair value uplift.

Subsidiaries

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

Transactions eliminated on consolidation

Intra-group balances, and any gains and losses or income and expenses arising from intra-group transactions, are eliminated in preparing the historical financial information. Losses are eliminated in the same way as gains, but only to the extent that there is no evidence of impairment.

(e) Segmental reporting

The Group has one single business element, based upon its proprietary technology, operated out of multiple geographical locations around Europe. This is consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance, has been identified as the Executive Directors who make strategic decisions.

(f) Government grants

The Group has received government grants that contribute towards specific research and development projects undertaken by the Group. Such grants are recognised as receivable when there is reasonable assurance that they will be received and the conditions to obtain them have been complied with.

Government grants are recognised as other operating income in the income statement in the same period as the related research and development costs for which the grant is compensating. Grant income is presented as

CREABILIS HOLDINGS LIMITED (FORMERLY CREABILIS PLC)

NOTES TO THE CONSOLIDATED HISTORICAL FINANCIAL INFORMATION—(Continued)

other operating income. Grant income which has been received but for which the related research and development costs have not yet been incurred is recognised as deferred grant income in the statement of financial position.

(g) Research and development

Expenditure on research activities is recognised as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from development (or from the development phase of an internal project) is recognised if, and only if, all of the following conditions have been demonstrated:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale;

•	the intention to complete the intangible asset and use or sell it;

•	the ability to use or sell the intangible asset;

•	how the intangible asset will generate probable future economic benefits;

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

•	the ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognised for internally-generated intangible assets is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. Where no internally-generated intangible asset can be recognised, development expenditure is recognised in profit or loss in the period in which it is incurred.

Subsequent to initial recognition, internally-generated intangible assets are reported at cost less accumulated amortisation and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

The directors consider that the Group’s research and development activities have not yet reached the stage where they would qualify for recognition as an internally-generated intangible asset, and therefore all costs to date have been recognised in profit and loss.

(h) Foreign currency translation

The functional currency of the Company is pounds sterling because that is the currency of the primary economic environment in which the Company operates. The Group’s presentational currency is pounds sterling.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented in the statement of comprehensive income within ‘finance income or costs’. All other foreign exchange gains and losses are presented in the income statement within ‘other operating income’ or ‘other operating costs’.

CREABILIS HOLDINGS LIMITED (FORMERLY CREABILIS PLC)

NOTES TO THE CONSOLIDATED HISTORICAL FINANCIAL INFORMATION—(Continued)

Group companies

The results and financial position of all the Group entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities presented in foreign currencies are translated at the closing rate of exchange ruling at the end date of the financial year;

•

income and expenses for each income statement presented are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

•	all resulting exchange differences are recognised in other comprehensive income.

(i) Property, plant and equipment

Owned assets

Items of property, plant and equipment are stated at cost or deemed cost less accumulated depreciation and impairment losses. Cost includes the original purchase price of the asset and the costs attributable to bringing the asset to its working condition for its intended use. When parts of an item of property, plant and equipment have different useful lives, those components are accounted for as separate items of property, plant and equipment.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognised in the income statement.

Depreciation

Depreciation is charged to profit or loss on a straight-line basis over the estimated useful lives of each part of an item of property, plant and equipment. The estimated useful lives are as follows:

•	Property, plant and equipment – 2-4 years

•	Office equipment – 2-5 years

The residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

(j) Impairment of non-financial assets

Non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date (with no such reversals recognised during any period presented in this historical financial information).

CREABILIS HOLDINGS LIMITED (FORMERLY CREABILIS PLC)

NOTES TO THE CONSOLIDATED HISTORICAL FINANCIAL INFORMATION—(Continued)

(k) Financial assets

Classification

The Group classifies its financial assets as loans and receivables (held at cost less impairment), or as available-for-sale financial assets (held as fair value through profit and loss). The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments. They are initially recognised at fair value, and are subsequently stated at amortised cost using the effective interest method.

Available-for-sale (AFS) financial assets

Investments are designated as available-for-sale financial assets if they do not have fixed maturities and fixed or determinable payments, and management intends to hold them for the medium to long-term. Financial assets that are not classified into any of the other categories (at fair value through profit and loss, loans and receivables or held-to-maturity investments) are also included in the available-for-sale category. The financial assets are presented as non-current assets unless they mature, or management intends to dispose of them within 12 months of the end of the reporting period. Available-for-sale financial assets are initially recognised at fair value. Where there is no active market, fair value is determined using valuation techniques. The Group uses its judgement to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period. Unrealised holding gains or losses on such securities are recognised, net of related taxes, through other comprehensive income via a revaluation reserve, except where there is objective evidence of impairment (in which case the loss is recognised through the income statement within other (losses)/gains—net). When securities classified as AFS are sold, the accumulated fair value adjustments recognised through other comprehensive income are reclassified to the income statement.

Impairment of financial assets

Impairment provisions are recognised when there is objective evidence (such as significant financial difficulties on the part of the counterparty or default or significant delay in payment) that the Group will be unable to collect all of the amounts due under the terms receivable, the amount of such a provision being the difference between the net carrying amount and the present value of the future expected cash flows associated with the impaired asset.

In the case of financial assets classified as AFS, a significant or prolonged decline in the fair value of the asset below its cost is considered as an indicator that the asset is impaired. If any such evidence exists for AFS financial assets, impairment losses are recorded in the income statement within other (losses)/gains – net.

(l) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with an original maturity of three months or less. Bank overdrafts that are repayable on demand and form an integral part of the Group’s cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows and are presented in current liabilities.

CREABILIS HOLDINGS LIMITED (FORMERLY CREABILIS PLC)

NOTES TO THE CONSOLIDATED HISTORICAL FINANCIAL INFORMATION—(Continued)

(m) Trade and other payables

Trade and other payables are initially recognised at fair value and subsequently measured at amortised cost. Accounts payable are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

(n) Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Fees paid on the establishment of loan facilities are recognised as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalised as a pre-payment for liquidity services and amortised over the period of the facility to which it relates.

Preference shares are classified as liabilities when the terms of the shares are such that they are debt instruments. The fixed dividends on these preference shares are recognised in the income statement as finance costs.

The fair values of the liability portions of convertible loans and convertible preference shares carrying a fixed rate of interest/fixed dividend are determined using a market interest rate for an equivalent non-convertible instrument. This amount is recorded as a liability on an amortised cost basis until extinguished on conversion or maturity. The remainder of the proceeds is allocated to the convertible element/contingent settlement feature. This is recognised and included in shareholders’ equity. Finance costs on convertible instruments are recognised on the loans at fair value using the market rate of interest, rather than at the fixed interest rate (in respect of convertible loans) or fixed dividend rate (in respect of convertible preference shares).

Borrowings are removed from the balance sheet when the obligation specified in the contract is discharged, is cancelled or expires. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss as other operating income or finance costs.

In determining whether a modification to the terms of a financial liability should treated as an extinguishment of the original instrument in accordance with IAS 39, the Group takes into account both the qualitative nature of the modification as well as the quantitative aspects.

Where the terms of a financial liability are renegotiated and the entity issues equity instruments to a creditor to extinguish all or part of the liability (debt for equity swap), a gain or loss is recognised in profit or loss, which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued.

The gain or loss arising on the repurchase or modification of equity instruments is recognised directly in equity. No gain or loss is recognised in profit or loss on the purchase, sale, issue or cancellation of the Group’s own equity instruments.

CREABILIS HOLDINGS LIMITED (FORMERLY CREABILIS PLC)

NOTES TO THE CONSOLIDATED HISTORICAL FINANCIAL INFORMATION—(Continued)

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

(o) Derivative financial instruments

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. Changes in the fair value of the Group’s derivative instrument (which does not qualify for hedge accounting) are recognised immediately in profit or loss and are included in other (losses)/gains – net.

(p) Employee benefits : Share-based payment transactions

The Group operates an equity-settled, share-based compensation plan, the Creabilis Share Incentive Plan. The fair value of the employee services received (which is measured by reference to the fair value of the awards) in exchange for the grant of the options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options at the grant date calculated using an appropriate option pricing model. Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. At each balance sheet date, the entity revises its estimates of the number of options that are expected to vest.

Employees may exercise not less than 25% of the Options granted to them under the same Award Agreement, unless they exercise their remaining total Options. Shares acquired upon exercise are held subject to full adherence to a Shareholders Agreement, the Company’s Articles of Association and any other existing applicable regulations or agreements entered into by the shareholders of the Company. There is currently no market where employees can sell their shares and no condition under which Creabilis is required to deliver cash or to repurchase the shares.

(q) Employee benefits: Pension obligations

The Group operates a defined contribution plan. A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

The Group has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

(r) Provisions

A provision is recognised in the balance sheet when the Group has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, when appropriate, the risks specific to the liability. The increase in the provision due to the passage of time is recognised in finance costs.

(s) Share capital

Ordinary shares are classified as equity. There is currently only one class of ordinary share in issue. Incremental costs directly attributable to the issue of new shares are shown in share premium as a deduction from the proceeds.

CREABILIS HOLDINGS LIMITED (FORMERLY CREABILIS PLC)

NOTES TO THE CONSOLIDATED HISTORICAL FINANCIAL INFORMATION—(Continued)

(t) Other reserves

The Group holds various other reserves within equity, the purpose and nature of each of which is explained further in note 21.

(u) Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. The costs associated with operating leases are taken to the income statement on an accruals basis over the period of the lease.

(v) Net finance costs

Finance costs

Finance costs comprise interest payable on borrowings, direct issue costs, dividends on preference shares and foreign exchange losses, and are expensed in the period in which they are incurred.

Finance income

Finance income comprises interest receivable on funds invested, and foreign exchange gains. Interest income is recognised in profit or loss as it accrues using the effective interest method.

(w) Income tax

Income tax for the years presented comprises current and deferred tax. Income tax is recognised in profit or loss except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Temporary differences are not provided for the initial recognition of other assets or liabilities that affect neither accounting nor taxable profit. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised. Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

3. CRITICAL ACCOUNTING JUDGEMENTS AND ESTIMATES

The preparation of the Group’s historical financial information under IFRS as issued by the IASB requires the directors to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Estimates and judgements are continually evaluated and are based

CREABILIS HOLDINGS LIMITED (FORMERLY CREABILIS PLC)

NOTES TO THE CONSOLIDATED HISTORICAL FINANCIAL INFORMATION—(Continued)

on historical experience and other factors including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. The directors consider that the following estimates and judgements are likely to have the most significant effect on the amounts recognised in the consolidated financial information.

Convertible preference shares and convertible loans

The Group has issued convertible preference shares and convertible loans. Under the guidance set out in IAS 32 these convertible financial instruments have been presented in the financial statements as being a hybrid financial instrument in that part of the instrument is recognised as equity and part recognised as a liability. In order to calculate how the financial instruments are allocated between equity and liability various assumptions have been made including of the appropriate discount rate. For further information see note 19.

During the period ended 5 December 2016, the rights of the preference shares were amended such that they fell to be accounted for as equity instruments rather than liabilities. It was determined that this was a transaction with the holders within their capacity as shareholders of the preference shares rather than lenders, resulting in a credit to retained losses of £31,389,000, which equates to the carrying value of the liability at the date the rights were amended. The judgement that the transaction was with the holders in their capacity as shareholders was a key judgement, as if it was deemed to have been in their capacity as lenders, the credit would have been included in the income statement.

On 17 March 2016, a number of the convertible loans that were beyond their original maturity date were given a revised maturity date of 31 December 2016. The directors have also applied judgement, within the context of IAS 39, in determining that this gave rise to an extinguishment of the existing loan instruments, followed by an immediate issue of new loan instruments. As above, this was deemed to have been a transaction with the lenders within their capacity as shareholders and the resulting credit of £644,000 was also taken directly to equity.

Fair value measurements and valuation processes

Some of the Group’s assets and liabilities (including derivative financial instruments, available for sale financial assets and convertible instruments) are measured at fair value for financial reporting purposes. In estimating the fair value of an asset or a liability, the Group uses market-observable data to the extent it is available. Where Level 1 inputs are not available, the Group uses valuation techniques to determine the valuation of the asset or liability, including benchmarking the instrument against publicly available valuations of similar such instruments. Information about the valuation techniques and inputs used in determining the fair value of the relevant assets and liabilities can be found in note 23 and 24.

Capitalisation of intangible assets—Research and development costs

Where a product requires regulatory approval prior to launch, it is presumed there is insufficient certainty over the product’s technical feasibility to recognise an intangible asset prior to that approval being obtained. As such, all research and development expenditure to date has been recorded as an expense in the income statement. This treatment is in line with generally accepted practices within the pharmaceutical development sector where intangible assets are not recognised until the capitalisation criteria in IAS 38 have been met, typically on regulatory approval of the product.

CREABILIS HOLDINGS LIMITED (FORMERLY CREABILIS PLC)

NOTES TO THE CONSOLIDATED HISTORICAL FINANCIAL INFORMATION—(Continued)

4. EMPLOYEES AND DIRECTORS

(a) Staff costs for the Group during the period:

	Period from 1 January 2016 to 5 December 2016	Year ended 31 December 2015
	£’000	£’000
Wages and salaries	584	796
Social security costs	97	122
Other pension costs	68	84
Share based payments	3	67

	752	1,069

Average monthly number of people (including executive directors) employed by activity:

	Period from 1 January 2016 to 5 December 2016	Year ended 31 December 2015
	No.	No.
Office and management	3	6
Research and development	6	6

	9	12

(b) Directors’ emoluments

	Period from 1 January 2016 to 5 December 2016	Year ended 31 December 2015
	£’000	£’000
Salaries and fees	173	215
Post-employment benefits	8	12
Share-based payments	3	12

	184	239

At 5 December 2016, 3 directors (31 December 2015: 3) held options under the various Group share option schemes described in note 4(d). No options were exercised by directors in the year to 31 December 2015, or period to 5 December 2016.

CREABILIS HOLDINGS LIMITED (FORMERLY CREABILIS PLC)

NOTES TO THE CONSOLIDATED HISTORICAL FINANCIAL INFORMATION—(Continued)

Highest paid director

	Period from 1 January 2016 to 5 December 2016	Year ended 31 December 2015
	£’000	£’000
Salaries and fees	157	169
Post-employment benefits	8	11
Share based payments	3	4

	168	184

(c) Key management compensation

The following table details the aggregate compensation paid in respect of the members of the Board of directors, who are considered to be key management personnel.

	Period from 1 January 2016 to 5 December 2016	Year ended 31 December 2015
	£’000	£’000
Salaries and fees	173	215
Post-employment benefits	8	12
Share based payments	3	12

	184	239

There are no defined benefit schemes for key management. The disclosures of shares granted under the long term incentive schemes are included below.

(d) Share based payments

The Group has issued equity settled share options for the purpose of retention and motivation of key personnel. The share options comprise of options approved by HM Revenue and Customs under the Employment Management Initiative (EMI) Scheme and the Unapproved Share Options Scheme. The Unapproved Share Option scheme was originally created by Creabilis S.A. in Luxembourg. The EMI Scheme was later created to allow certain employees to take advantage of certain UK income tax benefits available from such schemes. A reconciliation of option movements over the two periods to 5 December 2016 is shown below:

	Period from 1 January 2016 to 5 December 2016		Year ended 31 December 2015
	Number	Weighted average exercise price	Number	Weighted average exercise price
Outstanding at 1 January	7,355	£95	7,355	£95
Forfeited/Cancelled	-		-

	7,355		7,355

CREABILIS HOLDINGS LIMITED (FORMERLY CREABILIS PLC)

NOTES TO THE CONSOLIDATED HISTORICAL FINANCIAL INFORMATION—(Continued)

The number of shares and weighted average exercise price above have both been stated based on the revised share structure disclosed in note 20. The weighted average remaining contractual life of the share options outstanding at 5 December 2016 was nil years (2015: 0.5 years). Options granted under the EMI Scheme have a fixed exercise price based on the market price at the time of grant. The expected life of the options was assumed to be the period from grant until 30 June 2016. This assumption was made on the basis that the options expire after 10 years or on an IPO or change of control if earlier, which management expected to occur by mid-2016 at the time of granting the options.

Options cannot normally be exercised before the fourth anniversary of the date of grant. This option has a vesting condition of service attached. Therefore, the number of options exercisable at 5 December 2016 and 31 December 2015 was 7,355, with a weighted average exercise price of £95.

Date of Issue	Options outstanding as at 1 January 2015	Options forfeited/ cancelled	Options outstanding as at 31 December 2015 and 5 December 2016	Exercise price £	Option life (years)
EMI Options
01/05/2010	2,070	-	2,070	86	6.2
01/07/2010	703	-	703	103	6.0
01/07/2011	1,788	-	1,788	103	5.0
01/10/2011	25	-	25	103	4.7
01/08/2011	10	-	10	103	4.9
14/08/2011	5	-	5	103	4.9
24/11/2011	25	-	25	103	4.6
01/01/2008	621	-	621	86	8.5
01/08/2008	753	-	753	86	7.9
01/01/2009	103	-	103	86	7.5
01/05/2012	555	-	555	103	4.2
28/09/2012	347	-	347	103	3.8
01/12/2012	150	-	150	103	3.6
12/12/2012	200	-	200	103	3.5

	7,355	-	7,355

The number of shares and exercise prices above have also been stated based on the revised share structure at 5 December 2016.

The fair value of the options is estimated at the grant date using a Black-Scholes option-pricing model that uses assumptions noted in the table below. All options were granted prior to 1 January 2015 and were valued using the following assumptions:

Expected life of options (years)	3-4 years
Range of exercise prices	£0.83-£3.32
Average market value of underlying shares	£8.30
Risk free rate	0.5%
Average expected share price volatility	48.2%
Expected dividend yield	Nil
Range of fair value per option	£6.23-£7.86

The Group uses historical data to estimate option exercise and employee turnover within the valuation model.

CREABILIS HOLDINGS LIMITED (FORMERLY CREABILIS PLC)

NOTES TO THE CONSOLIDATED HISTORICAL FINANCIAL INFORMATION—(Continued)

Share price at date of grant

A Series B funding round closed in 30 June 2011 for €10/share (£8.30/share)—this was treated as an indicator of a price for an Ordinary share. Though the range of grant dates affecting the period ended 5 December 2016 and year ended 31 December 2015 is 2010 to 2012, the risk of a significant fluctuation in the share price is low given the Company is not quoted. Therefore a share price of €10/share (£8.30/share) was assumed for all grants.

Risk free rate

A risk free rate of 0.5% was assumed in the option pricing model, being the current official Bank of England interest rate since March 2009. As all grants which affect the financial statements for the three years ending 31 December 2015 and period ended 5 December 2016 were all made after March 2009, 0.5% is the assumed risk free rate for all grants.

Dividend yield

Assumed to be £nil as the Company has carried forward losses and therefore currently does not pay dividends.

Exercise price

This is as set out in the grant agreement(s) in place.

Volatility

Volatility was assumed to be 48.2% on average. The directors based this assumption on average share price volatility for AIM-listed pharmaceutical and biotechnology companies who listed in the five year period up to the date of the grants of the options.

The compensation cost that has been charged against income in respect of share options and for continuing operations for the Group was: 5 December 2016 £3,000 (31 December 2015: £67,000). The charge was included in staff costs.

5. OTHER OPERATING COSTS

	Period from 1 January 2016 to 5 December 2016	Year ended 31 December 2015
	£’000	£’000
Operating lease costs	39	39
Research and development costs	15	43
Foreign exchange differences	568	48
Premises costs	103	139
Motor, travel and subsistence costs	95	88
Other costs	108	357

	928	714

CREABILIS HOLDINGS LIMITED (FORMERLY CREABILIS PLC)

NOTES TO THE CONSOLIDATED HISTORICAL FINANCIAL INFORMATION—(Continued)

6. OTHER (LOSSES)/GAINS—NET

	Period from 1 January 2016 to 5 December 2016	Year ended 31 December 2015
	£’000	£’000
Fair value movement on derivatives	-	8
Loss on revaluation of available-for-sale financial assets	(203)	-

	(203)	8

7. FINANCE INCOME/(COSTS)

	Period from 1 January 2016 to 5 December 2016	Year ended 31 December 2015
	£’000	£’000
Interest income	-	-

Total finance income	-	-

Interest payable on borrowings	(1,031)	(539)
Interest on convertible preference shares	(713)	(4,002)
Interest on convertible loan	(1,818)	(1,015)

Total finance costs	(3,562)	(5,556)

8. AUDITOR REMUNERATION

During the year the Group (including its subsidiaries) obtained the following services from the Company’s auditors at costs as detailed below:

	Period from 1 January 2016 to 5 December 2016	Year ended 31 December 2015
	£’000	£’000
Fees payable to Company’s auditor and its associates for the audit of consolidated financial statements	150	10
Fees payable to Company’s auditor and its associates for other services:
– Other assurance services	236	144

	386	154

CREABILIS HOLDINGS LIMITED (FORMERLY CREABILIS PLC)

NOTES TO THE CONSOLIDATED HISTORICAL FINANCIAL INFORMATION—(Continued)

9. TAXATION

Analysis of (credit)/charge in period	Period from 1 January 2016 to 5 December 2016	Year ended 31 December 2015
	£’000	£’000
Current tax charge on profits for the period	3	4
Research and Development tax credit	(76)	(148)

Income tax (credit)/charge	(73)	(144)

Creabilis Limited has claimed Research and Development tax credits under the UK SME R&D scheme. These tax credits are recognised in the accounts in the period to which they relate.

As at 5 December 2016 the Group had tax losses of £41.4m (31 December 2015: £36.4m, 1 January 2015: £35.0m) available to carry forward against future profits from the same trade. No deferred tax assets have been recognised in respect of losses as there is currently insufficient evidence of the availability of future profits against which those losses could be offset. Potential deferred tax arising on other short-term timing differences has not been recognised as these would be more than offset by the extent of the Group’s losses.

The tax credit included in the financial information is divided between UK and overseas tax as follows.

	Period from 1 January 2016 to 5 December 2016	Year ended 31 December 2015
	£’000	£’000
UK tax	(76)	(148)
Overseas tax	3	4

Total current tax (credit)/charge	(73)	(144)

The standard rate of corporation tax in the UK changed from 21% to 20% with effect from 1 April 2015.

On 26 October 2015, the UK Government passed legislation that resulted in the substantively enacted tax rates in the UK being 19% from 1 April 2017 and 17% from 1 April 2020. This has no effect on the Group as no deferred tax assets or liabilities are currently being recognised.

CREABILIS HOLDINGS LIMITED (FORMERLY CREABILIS PLC)

NOTES TO THE CONSOLIDATED HISTORICAL FINANCIAL INFORMATION—(Continued)

The tax charge for the period differs from the standard rate of corporation tax in the UK of 20% (2015: 20.25%). The differences are explained below:

	Period from 1 January 2016 to 5 December 2016	Year ended 31 December 2015
	£’000	£’000
Profit/(loss) on ordinary activities before tax	(6,742)	(7,634)

Loss on ordinary activities multiplied by the rate of corporation tax in the UK as above	(1,348)	(1,546)
Effects of:
Expenses not deductible (mainly comprises finance costs)	534	1,131
Depreciation in excess of capital allowances	-	-
Enhanced relief for Research and Development Expenditure	(59)	(57)
Fair value adjustments	-	-
Losses carried forward	800	328

Total taxation (credit)/charge	(73)	(144)

CREABILIS HOLDINGS LIMITED (FORMERLY CREABILIS PLC)

NOTES TO THE CONSOLIDATED HISTORICAL FINANCIAL INFORMATION—(Continued)

10. PROPERTY, PLANT AND EQUIPMENT

£’000
Cost
At 1 January 2015	344
Additions at cost	1
Disposals	(6)
Exchange adjustments	(11)

At 31 December 2015	328

Accumulated depreciation
At 1 January 2015	324
Charge for the year	12
Disposals	(6)
Exchange adjustments	(12)

At 31 December 2015	318

Net book amount
At 31 December 2015	10

Cost
At 1 January 2016	328
Additions at cost	1
At 5 December 2016	329

Accumulated depreciation
At 1 January 2016	318
Charge for the period	6
At 5 December 2016	324

Net book amount
At 5 December 2016	5

11. AVAILABLE-FOR-SALE FINANCIAL ASSETS

	5 December 2016	31 December 2015	1 January 2015
	£’000	£’000	£’000
At 1 January	228	203	200
Fair value movements—taken to OCI	(52)	36	16
Impairment taken to profit and loss	(203)	-	-
Translation differences	29	(11)	(13)

	2	228	203

Available-for sale financial assets represent unlisted equity securities and bonds held by the Group in Veneto Banca in Italy. The bonds were converted into shares during 2014. As these bonds and securities are not quoted they are considered to be level 3 financial assets. Valuation has been performed using comparable companies listed in the Italian Stock Exchange.

CREABILIS HOLDINGS LIMITED (FORMERLY CREABILIS PLC)

NOTES TO THE CONSOLIDATED HISTORICAL FINANCIAL INFORMATION—(Continued)

A 10% fall in the underlying value of those unlisted companies in which the Group has invested and does not have independent valuation information as at 5 December 2016 would have increased the Group’s post-tax loss by £nil (31 December 2015 : £23,000).

12. DERIVATIVE FINANCIAL INSTRUMENT

	5 December 2016	31 December 2015	1 January 2015
	£’000	£’000	£’000
Carried at fair value through profit or loss
Interest rate swap	13	13	23

The Group has entered in to a fixed to floating interest rate swap on its long term borrowings from Veneto Bank, which changes a fixed interest rate of 0.935% to a floating rate of Euribor 3M until 30 November 2017. The fair value of the interest rate swap has been calculated according to market price (market to market). As the value of the derivative is based on observable market data, the instrument is considered to be a level 2 financial instrument. Changes in the fair value of derivative financial instruments are recognised in profit or loss within other (losses)/gains—net.

13. INVESTMENTS IN SUBSIDIARIES

Principal subsidiary undertakings of the Company

The Company substantially owns directly or indirectly the whole of the issued and fully paid ordinary share capital of its subsidiary undertakings.

Principal subsidiary undertakings of the Company at 5 December 2016 are presented below:

Subsidiary	Country of incorporation	Proportion of ordinary shares held by parent	Proportion of ordinary shares held by the Group
		%	%
Creabilis S.A.	Luxembourg	100	100
Creabilis Therapeutics S.r.l	Italy	-	100
Creabilis UK Limited	UK	-	100
Creabilis Sarl (in liquidation)	Switzerland	-	100

The primary activity of all the entities listed above is pharmaceutical development. The results of all companies are included within the consolidated financial statements. All Group companies prepare financial statements to 5 December.

There are no restrictions on the Company’s ability to access or use the assets and settle the liabilities of the Company’s subsidiaries.

The registered addresses of the above companies are shown below:

Creabilis S.A. 5 Rue Jen Monnet Luxembourg 2180	Creabilis Therapeutics S.r.l Via Ribes, 5 Bioindustry Park Silvano Fumero Colleretto Giacosa TO 10010 Italy	Creabilis UK Limited Camburgh House 27 New Dover Road Canterbury Kent CT1 3DN	Creabilis Sarl 2 Rue Antoine Becquerel 31140 Launagaut France

CREABILIS HOLDINGS LIMITED (FORMERLY CREABILIS PLC)

NOTES TO THE CONSOLIDATED HISTORICAL FINANCIAL INFORMATION—(Continued)

14. TRADE AND OTHER RECEIVABLES

	5 December 2016	31 December 2015	1 January 2015
	£’000	£’000	£’000
Amounts falling due within one year:
Other taxation and social security	139	122	140
Other receivables	-	150	194
Prepayments	125	46	60

	264	318	394

The carrying amount of the Group’s trade and other receivables is denominated in the following currencies:

	5 December 2016	31 December 2015	1 January 2015
	£’000	£’000	£’000
Sterling	86	214	240
Euro	178	104	154

	264	318	394

15. CASH AND CASH EQUIVALENTS

	5 December 2016	31 December 2015	1 January 2015
	£’000	£’000	£’000
Cash at bank and in hand	-	829	262

	-	829	262

Cash is held by the Group in the following currencies:

	5 December 2016	31 December 2015	1 January 2015
	£’000	£’000	£’000
Sterling	-	135	27
Euro	-	687	229
US Dollar	-	7	6

	-	829	262

16. TRADE AND OTHER PAYABLES

	5 December 2016	31 December 2015	1 January 2015
	£’000	£’000	£’000
Trade payables	930	242	293
Other financial liabilities	50	1	291
Accruals and other payables	211	403	223

	1,191	646	807

CREABILIS HOLDINGS LIMITED (FORMERLY CREABILIS PLC)

NOTES TO THE CONSOLIDATED HISTORICAL FINANCIAL INFORMATION—(Continued)

Trade and other payables comprise amounts outstanding for trade purchases and on-going costs. All trade and other payables are due under 1 year. The carrying amount of the Group’s trade and other payables is denominated in the following currencies:

	5 December 2016	31 December 2015	1 January 2015
	£’000	£’000	£’000
Sterling	856	322	83
Euro	335	324	724

	1,191	646	807

17. DEFERRED GRANT INCOME

	5 December 2016	31 December 2015	1 January 2015
	£’000	£’000	£’000
Government grants	-	-	128

Government grants relating to costs are deferred and recognised in the income statement within “other operating income” over the period necessary to match them with the costs that they are intended to compensate. Amounts recognised within “other operating income” in the income statement were as follows:

	Period ended 5 December 2016	Year ended 31 December 2015
	£’000	£’000
Government grants released to “other operating income”	-	128
Other grants recognised directly in profit and loss	8	31

	8	159

18. FINANCIAL LIABILITIES—BORROWINGS AND LOANS

	5 December 2016	31 December 2015	1 January 2015
	£’000	£’000	£’000
Non-current
Bank borrowings	-	3,167	3,061
Preference shares	-	-	26,674

	-	3,167	29,735

Current
Bank borrowing	8,638	4,202	2,112
Preference shares	-	30,676	-
Convertible loans	17,120	14,595	12,689

	25,758	49,473	14,801

Total borrowings and loans	25,758	52,640	44,536

All financial liabilities above are measured at amortised cost. The directors consider the carrying value of all financial liabilities to be equivalent to their fair value. The Group’s bank borrowings are secured by the Group’s assets.

CREABILIS HOLDINGS LIMITED (FORMERLY CREABILIS PLC)

NOTES TO THE CONSOLIDATED HISTORICAL FINANCIAL INFORMATION—(Continued)

Convertible loans

The Company has issued various convertible loan notes. The loan notes pay the holder interest at 8% per annum and are convertible into ordinary shares in the Company to be issued on any date after September 2014. The number of shares to which the convertible loans will be converted is dependent on the price at which future ordinary shares of the Company are issued. Conversion occurs automatically upon a change of control or the Company achieving an Initial Public Offering at a rate of €10/share. This feature gives rise to a separate equity component.

The convertible loans are presented in the balance sheet as follows:

	5 December 2016	31 December 2015	1 January 2015
	£’000	£’000	£’000
Proceeds of convertible loans at 1 January	11,805	10,856	9,989
Proceeds of convertible loans received in period	1,405	949	867

Proceeds of convertible loans at period end	13,210	11,805	10,856
Value of contingent settlement provision included in equity	(859)	(805)	(747)

Fair value of liability portion at inception	12,351	11,000	10,109
Gain arising on modification of terms	(644)	-	-
Accrued interest at 1 January	3,595	2,580	1,458
Interest accrued in year	1,818	1,015	1,122

	17,120	14,595	12,689

Accrued interest is calculated by applying the estimated interest rate applicable to an equivalent instrument absent the conversion feature of 15% to the liability component. If the estimated interest rate applicable to an equivalent instrument absent the conversion feature had been 10% higher/lower and all other variables were held constant, the Group’s loss for the period ended 5 December 2016 would decrease/increase by £182,000 (Year ended 31 December 2015 : £102,000).

On 17 March 2016 the terms of outstanding convertible loans were amended to extend the maturity of these loans to 31 December 2016 and provide that interest on the loans will accrue only up to 29 February 2016 conditional on the occurrence of an IPO by 30 June 2016. Under the amended terms of these agreements, the outstanding balance was to be converted into ordinary shares of the Company subject to and conditional on the occurrence of an IPO. No IPO occurred during the period ended 5 December 2016, meaning that interest was due on these loans up to the revised maturity date.

Convertible preference shares

The Company had issued 2,750,000 0.01p Class A shares and 1,005,378 0.01p Class B shares. These shares carried rights to conversion into ordinary shares at the option of the holder at any time. The conversion was to occur automatically upon the Company achieving an Initial Public Offering. Both classes of shares had attached to them full voting rights and rights to convert into Ordinary shares and to fixed preferential dividends (including on winding up). They did not confer rights of redemption.

On 25 February 2016, the company amended the rights of the shares to remove the right to fixed preferential dividends such that they were subsequently classified as equity instruments. This resulted in a credit on extinguishment of £31,389,000 that has been taken directly to equity.

CREABILIS HOLDINGS LIMITED (FORMERLY CREABILIS PLC)

NOTES TO THE CONSOLIDATED HISTORICAL FINANCIAL INFORMATION—(Continued)

Under IAS 32 the preference shares were treated partially as a liability and partially as equity. These convertible preference shares were presented in the balance sheet as follows:

	5 December 2016	31 December 2015	1 January 2015
	£’000	£’000	£’000
Proceeds of preference shares	21,683	21,683	21,683
Value of conversion right included in equity	(9,297)	(9,297)	(9,297)

Fair value of liability portion at inception	12,386	12,386	12,386
Accrued interest at 1 January	18,290	14,288	10,809
Interest accrued in period	713	4,002	3,479
Released to equity on modification of terms	(31,389)	-	-

	-	30,676	26,674

Accrued interest was calculated by applying the estimated interest rate applicable to an equivalent instrument absent the conversion feature of 15% to the liability component. If the estimated interest rate applicable to an equivalent instrument absent the conversion feature had been 10% higher/lower and all other variables were held constant, the Group’s profit for the period ended 5 December 2016 would decrease/increase by £71,000 (31 December 2015 : £400,000, 1 January 2015: £348,000).

19. CALLED UP SHARE CAPITAL

	5 December 2016	31 December 2015	1 January 2015
	Number	Number	Number
Allotted, called up and fully paid
Ordinary shares of 1p each (1 January and 31 December 2015: 0.01p each)	3,000,000	1,000,000	1,000,000
Class A shares of 1p each	8,250,000	-	-
Class B shares of 1p each	3,016,134	-	-

	14,266,134	1,000,000	1,000,000

	5 December 2016	31 December 2015	1 January 2015
	£’000	£’000	£’000
Allotted, called up and fully paid
Ordinary shares of 1p each (1 January and 31 December 2015: 0.01p each)	30	-	-
Class A shares of 1p each	83	-	-
Class B shares of 1p each	30	-	-

	143	-	-

The Articles of Association of Creabilis Holdings Limited state that no limit shall apply to the Company’s share capital.

The Ordinary shares have attached to them full voting, dividend and capital distribution rights (including on winding up). They do not confer rights of redemption.

These financial statements are denominated in thousands therefore the balance sheet presents total issued share capital as nil at 31 December 2015 and 1 January 2015.

CREABILIS HOLDINGS LIMITED (FORMERLY CREABILIS PLC)

NOTES TO THE CONSOLIDATED HISTORICAL FINANCIAL INFORMATION—(Continued)

On 25 February 2016, the company amended the rights of the existing 2,750,000 Class A shares and 1,005,378 Class B shares such that they were subsequently classified as equity instruments. On 2 March 2016, the company issued 299,000,000 ordinary shares, 822,250,000 Class A shares and 300,608,022 Class B shares, all of 0.01p each, by way of a bonus issue. On the same date, all existing shares were consolidated to a par value of 1p each.

Dividends

No dividends have been paid or declared in the year ended 31 December 2015 or the period to 5 December 2016.

20. OTHER RESERVES

	Note	Merger reserve	Translation reserve	Share- based payment reserve	Revaluation reserve	Convertible loan reserve	Total
		£’000	£’000	£’000	£’000	£’000	£’000
Balance at 1 January 2015		832	(758)	5,167	16	10,044	15,301
Share-based payments		-	-	67	-	-	67
Equity component of convertible loans issued in year		-	-	-	-	58	58
Unrealised holding gain on available-for-sale financial asset		-	-	-	36	-	36
Exchange differences on translation of foreign operations		-	71	-	-	-	71

Balance at 31 December 2015		832	(687)	5,234	52	10,102	15,533

	Note	Merger reserve	Translation reserve	Share- based payment reserve	Revaluation reserve	Convertible loan reserve	Total
		£’000	£’000	£’000	£’000	£’000	£’000
Balance at 1 January 2016		832	(687)	5,234	52	10,102	15,533
Share-based payments		-	-	3	-	-	3
Equity component of convertible loans issued in period		-	-	-	-	54	54
Fair value loss on available-for-sale financial asset		-	-	-	(52)	-	(52)
Bonus issue of shares		(143)	-	-	-	-	(143)
Exchange differences on translation of foreign operations		-	(163)	-	-	-	(163)

Balance at 5 December 2016		689	(850)	5,237	-	10,156	15,232

CREABILIS HOLDINGS LIMITED (FORMERLY CREABILIS PLC)

NOTES TO THE CONSOLIDATED HISTORICAL FINANCIAL INFORMATION—(Continued)

The following describes the nature and purpose of each reserve within shareholders’ equity:

Merger reserve

On 5 July 2013 the Company acquired the entire issued share capital of Creabilis SA via a share for share exchange. As the shareholders and their respective rights were the same before and after the transaction, this did not qualify as a business combination under IFRS 3, and predecessor accounting has therefore been applied. The merger reserve represents the difference between the nominal value of the ordinary issued share capital of Creabilis SA at the date of the transaction and the ordinary share capital of Creabilis Holdings Limited issued to facilitate the transaction.

Translation reserve

The translation reserve represents the difference arising from the changes to foreign exchange rates upon assets and liabilities of overseas subsidiaries.

Share-based payment reserve

The share-based payment reserve represents the amounts charged to staff costs in relation to the issue of share options in accordance with IFRS 2.

Revaluation reserve

The Group includes on its balance sheet equity investments that are not publicly traded and which are classified as available-for-sale financial assets. These are carried at fair value. Unrealised holding gains or losses on such investments are included in the revaluation reserve (except where there is evidence of permanent impairment), in which cases losses would be recognised within the income statement. Unrealised gains within this reserve are undistributable.

Convertible loan reserve

The convertible loan reserve represents the equity component of convertible loans and convertible preference shares issued by the Company as described in note 19.

21. COMMITMENTS AND CONTINGENCIES

(a) Capital commitments

There were no capital commitments at 5 December 2016, 31 December 2015, or at 1 January 2015.

(b) Operating lease commitments

The Group has leased various property under non-cancellable operating lease agreements.

The future aggregate minimum lease payments under non-cancellable operating leases is as follows:

	5 December 2016	31 December 2015	1 January 2015
	£’000	£’000	£’000
Within 1 year	39	39	39
Later than 1 year and less than 5 years	-	20	59
After 5 years	-	-	-

	39	59	98

CREABILIS HOLDINGS LIMITED (FORMERLY CREABILIS PLC)

NOTES TO THE CONSOLIDATED HISTORICAL FINANCIAL INFORMATION—(Continued)

The operating lease commitment for the rental of the property is calculated on a straight line basis over the length of the lease.

22. FINANCIAL INSTRUMENTS—CLASSIFICATION AND MEASUREMENT

Financial assets

	5 December 2016	31 December 2015	1 January 2015
	£’000	£’000	£’000
Available-for-sale financial asset	2	228	203
Financial assets at cost less impairment
Cash and cash equivalents	-	829	262

	2	1,057	465

The available-for-sale financial asset consists of unlisted equity investments. The estimated fair value of the unlisted equity investments has been determined by benchmarking the valuation of the instruments using comparable companies listed in the Italian Stock Exchange.

Financial liabilities

	5 December 2016	31 December 2015	1 January 2015
	£’000	£’000	£’000
At amortised cost
Trade payables	930	242	293
Borrowings and loans	25,758	52,640	44,536

	26,688	52,882	44,829

The fair value of trade receivables and payables is considered to be equal to the carrying values of these items due to their short-term nature. Cash and cash equivalents are held with counterparties with a credit rating of AAA and BBB+. Further details of trade and other payables can be found in note 16. Further details of borrowings and loans can be found in note 18.

23. FINANCIAL INSTRUMENTS—RISK MANAGEMENT

Financial risk management

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk and cash flow interest rate risk), credit risk and liquidity risk.

Risk management is carried out by the board of directors. The Group uses financial instruments to provide flexibility regarding its working capital requirements and to enable it to manage specific financial risks to which it is exposed.

(a) Market risk

i. Foreign exchange risk

The nature of the Group’s business, being in the area of biotechnology research and experimental development, required the Group to raise funds through equity and long term liabilities which are split between bank borrowings, the issue of preference shares and the issue of loan notes which are convertible into share capital. The foreign exchange exposure of financial assets and liabilities of the Group is shown below.

CREABILIS HOLDINGS LIMITED (FORMERLY CREABILIS PLC)

NOTES TO THE CONSOLIDATED HISTORICAL FINANCIAL INFORMATION—(Continued)

The main currency risk is in respect of exchange rate movements between Euro and Sterling. For the period ended 5 December 2016 and year to 31 December 2015 had the Euro weakened / strengthened by 10% against Sterling there would have been no material impact on the reported profit for the period.

The exchange rate profile of the Group’s financial assets and financial liabilities is as follows:

Assets

	5 December 2016	31 December 2015	1 January 2015
	£’000	£’000	£’000
Sterling	-	135	27
Euro	2	915	432
US Dollar	-	7	6

	2	1,057	465

Liabilities

	5 December 2016	31 December 2015	1 January 2015
	£’000	£’000	£’000
Sterling	24,152	45,554	39,671
Euro	2,536	7,328	5,158

	26,688	52,882	44,829

ii. Interest rate risk

The interest rate profile of the Group’s borrowings is shown below:

Interest rate profile of interest bearing borrowings

	5 December 2016		31 December 2015		1 January 2015
	Debt £’000	Interest rate	Debt £’000	Interest rate	Debt £’000	Interest rate
Floating rate borrowings
Bank and other borrowings	2,536	See below	2,378	See below	2,699	See below

Fixed rate borrowings
Bank and other borrowings	180	0%	200	0%	250	0%
Bank and other borrowings	3,988	10.75%	3,371	10.75%	2,224	10.75%
Bank and other borrowings	1,934	11.5%	1,420	11.5%	-	-
Convertible loans	17,120	8%	14,595	8%	12,689	8%
Convertible preference shares	-	8%	30,676	8%	26,674	8%

Weighted average cost of fixed rate borrowings	25,758		52,640	7.9%	44,536	7.6%

Bank and other borrowings attract interest based on 6 month Euribor plus 4.5%, or 3 month Euribor plus 2.5%/3.2%.

CREABILIS HOLDINGS LIMITED (FORMERLY CREABILIS PLC)

NOTES TO THE CONSOLIDATED HISTORICAL FINANCIAL INFORMATION—(Continued)

Interest rate sensitivity analysis

Profit or loss is sensitive to higher/lower interest income from cash and cash equivalents as a result of changes in interest rates.

If interest rates had been 10% higher/lower and all other variables were held constant, the Group’s profit for the period ended 5 December 2016 would decrease/increase by £10,000 (31 December 2015: £9,000). This is mainly attributable to the Group’s exposure to interest rates on its floating rate borrowings.

Interest rate swap contract

Under an interest rate swap contract, the Group agrees to exchange the difference between fixed and floating rate interest amounts calculated on agreed notional principal amounts. Such contracts enable the Group to mitigate the risk of changing interest rates on the fair value of issued fixed rate debt held and the cash flow exposures on the issued variable rate debt held. The fair value of interest rate swaps at the reporting date is determined by market price (based on observable market data).

The fixed to floating interest rate swap, based on Group long term borrowings from Veneto Bank, changes a fixed interest rate of 0.935% to a floating rate of Euribor 3M until 30 November 2017. The notional principal value as of 5 December 2016 and 31 December 2015 amounts to €1,760,000.

(b) Liquidity risk

Cash flow forecasting is performed on a Group level to monitor the level of research and development expenditure and the available funds. Long term cash flow forecasts are used to identify funding requirements.

A maturity analysis of the Group’s borrowings is shown below:

	5 December 2016	31 December 2015	1 January 2015
	£’000	£’000	£’000
6 months or less	25,758	46,480	13,744
6-12 months	-	2,993	1,057
1-5 years	-	3,167	29,735

	25,758	52,640	44,536

Capital risk management

The Group is both equity and debt funded and these two elements (including certain compound instruments which have an element of both debt and equity) combine to make up the capital structure of the business. Equity comprises share capital, share premium, retained losses and other reserves and is equal to the amount shown as ‘Equity’ in the balance sheet. Debt comprises various items which are set out in further detail above and in note 19.

The Group’s current objectives when maintaining capital are to:

Safeguard the Group’s ability as a going concern so that it can continue to pursue its research and development activities with a view to generating revenues in the future

Provide a reasonable expectation of future returns to shareholders

Maintain adequate financial flexibility to preserve its ability to meet financial obligations, both current and long term.

CREABILIS HOLDINGS LIMITED (FORMERLY CREABILIS PLC)

NOTES TO THE CONSOLIDATED HISTORICAL FINANCIAL INFORMATION—(Continued)

The Group sets the amount of capital it requires in proportion to risk. The Group manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of underlying assets. In order to maintain or adjust the capital structure, the Group may issue new shares or sell assets to reduce debt.

During the period ended 5 December 2016 and year ended 31 December 2015, the Group’s strategy remained unchanged.

24. RELATED PARTY TRANSACTIONS

Key management compensation is given in note 4.

The directors believe that at 5 December 2016 there is no one controlling party as ownership is divided between the Company’s shareholders. The most significant shareholders are Sofinnova Capital V FCPR (46.44%) and Neomed Innovation IV L.P. (24.64%).

Both of the substantial shareholders noted above are amongst the holders of the convertible loan notes and convertible preference shares issued by the Company. The amounts owed in each of the respective years is as follows:

	5 December 2016	31 December 2015	1 January 2015
	£’000	£’000	£’000
Convertible loans
Sofinnova Capital V FCPR	10,634	8,974	7,724
Neomed Innovation IV L.P.	5,317	4,487	3,862
Convertible preference shares
Sofinnova Capital V FCPR	-	18,036	17,070
Neomed Innovation IV L.P.	-	9,547	9,036

	15,951	41,044	37,692

The amounts above are based on the face value of the loans before taking into account any amounts classified as equity as set out in note 18.

25. POST BALANCE SHEET EVENTS

On 6 December 2016, the company was acquired by Sienna Biopharmaceuticals, Inc, a company incorporated in the United States of America. As part of the terms of the acquisition Sienna extended a loan to Creabilis plc of $6.7M pre-close to enable the Company to fully repay its outstanding bank loans and settle various transaction costs. Certain of the bank loans were satisfied for less than their carrying value resulting in a £1.1 million exceptional gain for the Company. Further, immediately prior to acquisition the Company’s outstanding convertible loan notes were converted into Creabilis B shares, which were ultimately acquired by Sienna.

Sofinnova Capital V FCPR and Neomed Innovation IV LP subscribed for 1,285,000 B shares and 642,500 B shares respectively in the Company immediately prior to acquisition, such shares ultimately being acquired by Sienna. The B shares were issued at a price of €2 per sharing, giving rise to total cash consideration of €3,855,000.

            Shares

Common Stock

J.P. Morgan	Cowen	BMO Capital Markets

                    , 2017

PART II

Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of Common Stock being registered. All amounts are estimates except for the Securities and Exchange Commission, or SEC, registration fee, the FINRA filing fee and The NASDAQ Global Market listing fee.

Item	Amount to be paid
SEC registration fee	$	*
FINRA filing fee		*
The NASDAQ Global Market Listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky, qualification fees and expenses		*
Transfer Agent fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers.

As permitted by Section 102 of the Delaware General Corporation Law, we have adopted provisions in our amended and restated certificate of incorporation and bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

As permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws provide that:

•	we may indemnify our directors, officers, and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•	we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights provided in our amended and restated bylaws are not exclusive.

Our amended and restated certificate of incorporation, to be attached as Exhibit 3.2 hereto, and our amended and restated bylaws, to be attached as Exhibit 3.4 hereto, provide for the indemnification provisions described above and elsewhere herein. We have entered into separate indemnification agreements with our directors and officers which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements generally require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also generally require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. In addition, we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act.

The form of Underwriting Agreement, to be attached as Exhibit 1.1 hereto, provides for indemnification by the underwriters of us and our officers who sign this Registration Statement and directors for specified liabilities, including matters arising under the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

The following list sets forth information as to all securities we have sold since January 1, 2014, which were not registered under the Securities Act.

1.	In August 2014, we issued an aggregate of 2,623,317 shares of our Series B Preferred Stock at a price per share of $0.225 for aggregate proceeds to us of approximately $0.6 million. In October 2015, we reclassified these shares of Series B Preferred Stock as Series A-2 Preferred Stock.

2.	In December 2014 and March, May and August 2015, we issued convertible promissory notes in the aggregate principal amount of approximately $13.5 million to 12 accredited investors.

3.	In October 2015, we issued an aggregate of 15,555,252 shares of our Series A-3 Preferred Stock at a price per share of either (i) $1.2102 in cash or (ii) with respect 11,423,704 shares of Series A-3 Preferred Stock issued upon conversion of convertible promissory notes issued by us, approximately $13.5 million in cancellation of indebtedness, for a total amount raised (including the cancellation of indebtedness) of approximately $18.5 million.

4.	In April and July 2016, we issued an aggregate of 23,189,196 shares of our Series A-3 Preferred Stock at a price per share of $1.2102 for a total amount raised of approximately $28.2 million.

5.	In December 2016, we issued an aggregate of 8,263,097 shares of our Series A-3 Preferred Stock to the selling shareholders of Creabilis plc in partial consideration of our acquisition of the entire issued share capital of Creabilis plc.

6.	In January and March 2017, we issued unsecured convertible promissory notes in the aggregate principal amount of approximately $3.9 million to eight accredited investors.

7.	In April 2017, we issued an aggregate of 19,748,276 shares of our Series B Preferred Stock at a price per share of either (i) $2.0846 in cash or (ii) with respect to 2,223,807 shares of Series B Preferred Stock issued upon conversion of convertible promissory notes issued by us, approximately $3.9 million in cancellation of indebtedness, for a total amount raised (including the cancellation of indebtedness) of approximately $40.4 million.

8.	We granted stock options and stock awards to employees, directors and consultants covering an aggregate of 12,283,936 shares of common stock, at a weighted-average average exercise price of $0.34 per share. Of these, options covering an aggregate of 481,805 shares were cancelled without being exercised and no unvested shares were repurchased concurrent with employee terminations.

9.	We sold an aggregate of 4,239,417 shares of common stock to employees, directors and consultants for cash consideration in the aggregate amount of approximately $0.6 million upon the exercise of stock options and stock awards.

We claimed exemption from registration under the Securities Act for the sale and issuance of securities in the transactions described in paragraphs (1) through (7) by virtue of Section 4(a)(2) and/or Regulation D promulgated thereunder as transactions not involving any public offering. All of the purchasers of unregistered securities for which we relied on Section 4(a)(2) and/or Regulation D represented that they were accredited investors as defined under the Securities Act. We claimed such exemption on the basis that (a) the purchasers in each case represented that they intended to acquire the securities for investment only and not with a view to the distribution thereof and that they either received adequate information about the registrant or had access, through employment or other relationships, to such information and (b) appropriate legends were affixed to the stock certificates issued in such transactions.

We claimed exemption from registration under the Securities Act for the sales and issuances of securities in the transactions described in paragraphs (8) and (9) above under Section 4(a)(2) of the Securities Act in that such sales and issuances did not involve a public offering or under Rule 701 promulgated under the Securities Act, in that they were offered and sold either pursuant to written compensatory plans or pursuant to a written contract relating to compensation, as provided by Rule 701.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits. See the Exhibit Index attached to this registration statement, which is incorporated by reference herein.

(b) Financial Statement Schedules. Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

1.	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

2.	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Westlake Village, California on                  , 2017.

Sienna Biopharmaceuticals, Inc.

By:

Frederick C. Beddingfield III, M.D., Ph.D. President and Chief Executive Officer

Power of Attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Frederick C. Beddingfield III, M.D., Ph.D. and Richard Peterson, and each of them acting individually, as his or her true and lawful attorneys-in-fact and agents, each with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this Registration Statement, including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought, and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Frederick C. Beddingfield III, M.D., Ph.D.	President, Chief Executive Officer and Director (Principal Executive Officer)	, 2017

Richard Peterson	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2017

Keith R. Leonard Jr.	Chairman of the Board of Directors	, 2017

Kristina Burow	Director	, 2017

Dennis Fenton, Ph.D.	Director	, 2017

Todd Harris, Ph.D.	Head of Corporate Development, Director	, 2017

Signature	Title	Date

Erle T. Mast	Director	, 2017

Robert More	Director	, 2017

Robert Nelsen	Director	, 2017

Exhibit Index

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	Date	Number

1.1*	Form of Underwriting Agreement.

2.1†	Share Purchase Agreement, dated December 6, 2016, by and among Sienna Biopharmaceuticals, Inc., Shareholder Representative Services LLC and the Vendors set forth on Schedule 1 thereto.	DRS	05/15/17	2.1

3.1	Amended and Restated Certificate of Incorporation, as amended, currently in effect.	DRS	05/15/17	3.1

3.2*	Form of Amended and Restated Certificate of Incorporation, to be in effect immediately prior to the consummation of this offering.

3.3	Bylaws, currently in effect.	DRS	05/15/17	3.3

3.4*	Form of Amended and Restated Bylaws, to be in effect immediately prior to the consummation of this offering.

4.1	Reference is made to exhibits 3.1 through 3.4.

4.2*	Form of Common Stock Certificate.

5.1*	Opinion of Latham & Watkins LLP.

10.1†	Amended and Restated Exclusive Supply and License Agreement, dated as of April 19, 2017, by and between Sienna Biopharmaceuticals, Inc. and nanoComposix, Inc.	DRS	05/15/17	10.1

10.2†	Letter Agreement, dated as of October 8, 2015, by and among Sienna Biopharmaceuticals, Inc. and certain of its stockholders listed therein.	DRS	05/15/17	10.2

10.3	Amended and Restated Investors’ Rights Agreement, dated April 12, 2017, by and among Sienna Biopharmaceuticals, Inc. and the investors listed therein.	DRS	05/15/17	10.3

10.4A	Office Lease, dated May 10, 2016, by and between Sienna Biopharmaceuticals, Inc. and Teachers Insurance and Annuity Association of America.	DRS	05/15/17	10.4

10.4B*	First Amendment to Office Lease, dated June 13, 2017, by and between Sienna Biopharmaceuticals, Inc. and Teachers Insurance and Annuity Association of America.

10.5(a)#	2010 Equity Incentive Plan, as amended.	DRS	05/15/17	10.5	(a)

10.5(b)#	Form of Stock Option Agreement under 2010 Equity Incentive Plan.	DRS	05/15/17	10.5	(b)

10.5(c)#	Form of Stock Purchase Right Grant Notice and Restricted Stock Purchase Agreement under 2010 Equity Incentive Plan.	DRS	05/15/17	10.5	(c)

10.6(a)#*	2017 Incentive Award Plan.

10.6(b)#*	Form of Stock Option Grant Notice and Stock Option Agreement under the 2017 Incentive Award Plan.

10.6(c)#*	Form of Restricted Stock Award Agreement and Restricted Stock Unit Award Grant Notice under the 2017 Incentive Award Plan

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith
		Form	Date	Number

10.7#*	Employment Agreement with Frederick C. Beddingfield III.

10.8#*	Employment Agreement with Richard Peterson.

10.9#*	Employment Agreement with Timothy K. Andrews.

10.10#*	Employment Agreement with Diane Stroehmann.

10.11#*	Employment Agreement with Todd Harris.

10.12#*	Employment Agreement with Paul Lizzul.

10.13#*	Non-Employee Director Compensation Program.

10.14*	Form of Indemnification Agreement for directors and officers.

21.1	List of subsidiaries.	DRS	05/15/17	21.1

23.1*	Consent of independent registered public accounting firm.

23.2*	Consent of independent auditor.

23.3*	Consent of Latham & Watkins LLP (included in Exhibit 5.1).

24.1*	Power of Attorney. Reference is made to the signature page to the Registration Statement.

*	To be filed by amendment.
†	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to a request for confidential treatment and this exhibit has been filed separately with the SEC.
#	Indicates management contract or compensatory plan.